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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


02000290

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Drug Royalty Corporation Inc.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))


PROCESSED
FEB 08 2002
THOMSON
FINANCIAL

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Cambridge Antibody Technology Group PLC
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

The Science Park, Melbourn, Cambridgeshire, England SG8 6JJ
Attn: Justin Hoskins, Assistant Company Secretary, (44) 1763 269 241
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 4, 2002
(Date Tender Offer/Rights Offering Commenced)

12913536

277 total pages



(Signature)

John Christopher Aston, Finance Director

(Name and Title)

February 5, 2002

(Date)

02/CAT/06

Not for release or publication in or into Japan, Australia or the Republic of Ireland

FOR IMMEDIATE RELEASE

17.00 GMT 12.00 EST Monday 4 February 2002

For Further Information Contact:
Cambridge Antibody Technology
Tel: +44 (0) 1763 263 233
David Chiswell, Chief Executive Officer
John Aston, Finance Director
Rowena Gardner, Head of Corporate Communications

Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 20 7950 2800
Kevin Smith
Graham Herring

BMC Communications/The Trout Group (USA)
Tel: +1 212 477 9007
Brad Miles, ext. 17 (media)
Brandon Lewis, ext. 15 (investors)

RECOMMENDED SHARE OFFER FOR DRUG ROYALTY CORPORATION INC. ("DRC") BY CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC ("CAT")

Melbourn, UK ... The offer documents setting out the full terms and conditions of CAT's offer for all of the issued shares of DRC, announced on 17 January 2002, are being posted to DRC's shareholders today.

In addition to the offer documents, Listing Particulars are also being sent today to DRC's shareholders in accordance with the requirements of the UK Listing Authority.

-ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)

- CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 250 people.

- CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

- CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
- CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, AMRAD, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Incyte, Merck & Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst, Xerion and Zyomyx.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about CAT that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934.

These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.


DRUG
ROYALTY
CORPORATION INC

8 King Street East, Suite 202
Toronto, Canada M5C 1B5

Tel: (416) 863-1865
Fax: (416) 863-5161

www.drugroyalty.com

February 1, 2002

Dear Shareholder:

Re: Take-over Bid by 3982904 Canada Inc., a wholly-owned subsidiary of Cambridge Antibody Technology Group plc

Enclosed with this Directors' Circular is an offer from 3982904 Canada Inc., a wholly-owned subsidiary of Cambridge Antibody Technology Group plc, to purchase all of the outstanding common shares of Drug Royalty Corporation Inc. (''Drug Royalty''). **The Board of Directors of Drug Royalty recommends that you ACCEPT the offer and DEPOSIT your common shares to the offer.**

The Board of Directors, assisted by its financial and legal advisors, has carefully considered all aspects of the offer as well as the factors described in the enclosed Directors' Circular, and has concluded that the offer is in the best interests of Drug Royalty and its shareholders. In reaching its conclusions, the Board of Directors took into account the following significant considerations, among others:

- the offer price values Drug Royalty at Cdn.$3.00 per share or Cdn.$126.2 million on a fully-diluted basis, representing a 20% premium to Drug Royalty's 60-day volume weighted average trading price on The Toronto Stock Exchange prior to the announcement of the offer;
- historical market prices, trading patterns and other trading information with respect to the common shares of Drug Royalty;
- the offer will be subject to certain conditions, including that not less than 66⅔% of the common shares (on a fully diluted basis) of Drug Royalty shall have been validly deposited under the offer and not withdrawn at the time of expiry;
- the opinion of HSBC Securities (Canada) Inc., the financial advisor to Drug Royalty, that the consideration to be received by Drug Royalty's shareholders under the offer is fair, from a financial point of view;
- the terms and conditions of the offer, including the ability of Drug Royalty to respond to and support any unsolicited proposal that is more favourable to Drug Royalty's shareholders than the offer;
- the agreement of Canadian Medical Discoveries Fund Inc. and MDS Capital Corp., two of Drug Royalty's largest shareholders, and of The Health Care and Biotechnology Venture Fund to tender to the offer all of the common shares beneficially owned by them, representing, to Drug Royalty's knowledge, approximately 30% of the outstanding common shares on a fully diluted basis; and
- Drug Royalty's competitive environment, the specialized nature of its business, cost of capital, deal flow and future ability to increase the trading price of the common shares through continued investments.

I urge you to read the enclosed material carefully. If you have any questions about the offer, please contact James R. Webster, the President of Drug Royalty, at (416) 863-1865 or consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

Sincerely,

JAMES R. WEBSTER
President

This is an important document that requires your careful review and consideration. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to James R. Webster, President of Drug Royalty Corporation Inc., at (416) 863-1865.



DRC
DRUG
ROYALTY
CORPORATION INC

DRUG ROYALTY CORPORATION INC.

Directors' Circular

Relating to the Offer by

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc

through its wholly-owned subsidiary

3982904 CANADA INC.

to purchase all of the outstanding common shares of

DRUG ROYALTY CORPORATION INC.

DIRECTORS' RECOMMENDATION

The Board of Directors of Drug Royalty Corporation Inc. recommends that Shareholders *ACCEPT* the Offer and *DEPOSIT* their Drug Royalty Shares to the Offer.

February 1, 2002

NOTICE TO NON-CANADIAN SHAREHOLDERS

The Offer referred to herein is made for the securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements. These disclosure requirements are different from those of the United States and other non-Canadian jurisdictions. The enforcement of civil liabilities under the United States federal securities laws or under the laws of other non-Canadian jurisdictions may be adversely affected by the fact that Drug Royalty Corporation Inc. is incorporated under the laws of Canada and that the majority of its officers and directors are residents of Canada, and that all or a substantial portion of the assets of Drug Royalty Corporation Inc. and those persons may be located in Canada.

TABLE OF CONTENTS

DEFINITIONS

In this Directors' Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

"Accountant" means PricewaterhouseCoopers LLP.

"Acquisition Proposal" means an inquiry, proposal or offer from any Person (other than the Offeror) relating to any liquidation, dissolution, recapitalization, merger, amalgamation, arrangement, acquisition or purchase of all or a material portion of the assets of, or any equity interest (including Drug Royalty Shares) in, Drug Royalty or any of its Subsidiaries or other similar transaction or business combination.

"Additional Top Up Amount" means the portion of the Offered Consideration that is attributable to the amount by which the CAT Share Exchange Ratio is greater than 0.087 and that is payable only if the Maximum Share Condition is satisfied.

"Board of Directors" means the board of directors of the Company.

"business day" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario or London, England.

"CAT" means Cambridge Antibody Technology Group plc, a company existing under the laws of England and Wales.

"CAT ADS" means an American depositary share of CAT, representing one CAT Share.

"CAT Average Trading Price" means the volume weighted average trading price of CAT Shares on the LSE for the 10 trading days randomly selected by the Accountant by lot from the 15 trading days ending four days immediately prior to the Initial Expiry Date which is then converted into Canadian dollars at a pound sterling/Canadian dollar exchange rate based on the average noon exchange rate for the same 10 trading days, as reported by the Bank of Canada.

"CAT Circular" means the offering circular accompanying the Offer to Purchase, including Annex A and Annex B attached thereto.

"CAT Limited" means Cambridge Antibody Technology Limited, a wholly-owned subsidiary of CAT, a company existing under the laws of England and Wales.

"CAT Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations or financial condition (including cash resources) of CAT and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to the North American or European economy or securities markets in general.

"CAT Share" means an ordinary share of 10p in the capital of CAT.

"CAT Share Exchange Ratio" means the greater of: (i) 0.063; and (ii) the fraction, the numerator of which is $3.00 and the denominator of which is the CAT Average Trading Price, such number to be expressed to three decimal places with amounts less than 0.0005 being rounded down and amounts equal to or greater than 0.0005 being rounded up, in each case to the nearest one-thousandth.

"CBCA" means the *Canada Business Corporations Act*, R.S.C. 1985, c.C-44, as amended.

"Company" and *"Drug Royalty"* mean Drug Royalty Corporation Inc., a corporation incorporated under the CBCA.

"Company Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations or financial condition (including cash resources) of Drug Royalty and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to the North American or European economy or securities markets in general.

"Confidentiality Agreement" means the confidentiality and standstill agreement dated August 24, 2001 between CAT and Drug Royalty, as amended on December 21, 2001.

"Directors' Circular" means this directors' circular.

"Drug Royalty Shares" means the common shares in the capital of Drug Royalty (including common shares issuable upon the exercise of outstanding Options).

"EST" means eastern standard time.

"Exchanges" means the LSE, TSE and Nasdaq, and *"Exchange"* means any one of them.

"Expiry Date" means the Initial Expiry Date or such later date as is set out in a notice of extension of the Offeror issued at any time and from time to time after the public announcement of the CAT Share Exchange Ratio extending the period during which Drug Royalty Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

"Expiry Time" means 9:00 p.m. (EST) on the Expiry Date.

"Fairness Opinion" means the fairness opinion from HSBC addressed to the Board of Directors dated January 16, 2002.

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority, or any of the Exchanges; (d) the UKLA; or (e) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"HSBC" means HSBC Securities (Canada) Inc., the financial advisor to Drug Royalty.

"Initial Expiry Date" means March 12, 2002 or such later date as is set out in a notice of extension of the Offeror issued at any time and from time to time before the public announcement of the CAT Share Exchange Ratio, extending the period during which Drug Royalty Shares may be deposited to the Offer; provided that, if such day is not a business day, then the Initial Expiry Date shall be the next business day.

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and the CAT Circular (printed on **blue** paper).

"Lock-Up Agreement" means the agreement dated January 16, 2002 between CAT and the Locked Up Shareholders pursuant to which the Locked Up Shareholders have agreed to deposit the Locked Up Shares to the Offer and not withdraw them, except in limited circumstances, as described under "Lock-Up Agreement".

"Locked Up Shareholders" means, collectively, MDS Capital Corp., Canadian Medical Discoveries Fund Inc. and The Health Care and Biotechnology Venture Fund.

"Locked Up Shares" means the 13,045,864 Drug Royalty Shares, representing approximately 30% of the Drug Royalty Shares (or, if certain elections are made by Option holders and certain amendments to the Stock Option Plan are approved by the TSE, 12,929,864 Drug Royalty Shares representing approximately 31% of the Drug Royalty Shares), that are subject to the Lock-Up Agreement.

"LSE" means London Stock Exchange plc.

"Maximum Share Condition" means that, in the event that the CAT Share Exchange Ratio is greater than 0.087, the Offeror shall not have publicly announced concurrently with the announcement of the CAT Share Exchange Ratio that it has elected not to pay the Additional Top Up Amount.

"Minimum Tender Condition" means that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Drug Royalty Shares which constitutes at least 66⅔% of the Drug Royalty Shares outstanding (on a fully diluted basis) at the Expiry Time.

"Nasdaq" means the National Market of The Nasdaq Stock Market, Inc.

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and the CAT Circular (printed on **yellow** paper).

"Offer" means the Offeror's offer to purchase the Drug Royalty Shares made hereby, the terms and conditions of which are set forth in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"Offer and CAT Circular" means the Offer to Purchase, the CAT Circular and the annexes thereto, collectively.

"Offer to Purchase" means the offer to purchase Drug Royalty Shares forming part of the Offer and CAT Circular.

"Offered Consideration" means the consideration to be paid by the Offeror for the Purchased Securities including the Top Up Amount, if any, and the Additional Top Up Amount, if applicable.

"Offeror" means 3982904 Canada Inc., a wholly-owned subsidiary of CAT incorporated under the CBCA.

"Official List" means the official list of the UKLA.

"Option" means an option to purchase Drug Royalty Shares granted under the Stock Option Plan.

"Parties" means the Company, CAT and the Offeror; and "**Party**" means any one of them.

"Person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Purchased Security" means a Drug Royalty Share taken up and paid for by the Offeror under the Offer.

"Royalty Agreement" means the royalty agreement among Drug Royalty and CAT Limited made as of March 31, 1994 and varied by agreement dated January 23, 1997.

"Royalty Agreement Amending Deed" means the royalty agreement amending deed dated January 16, 2002 between CAT, CAT Limited and Drug Royalty amending the Royalty Agreement, as described under "Royalty Agreement Amending Deed".

"Shareholder" means a holder of Drug Royalty Shares.

"Special Committee" means the special committee of the Board of Directors consisting of David A. Williams and Robert S. Pickholtz formed for the purposes of, among other things, considering the Offer and making recommendations to the Board of Directors in light thereof.

"Stock Option Plan" means the amended and restated stock option plan for directors, officers and employees of the Company.

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.

"Superior Proposal" means a *bona fide* written Acquisition Proposal which the Board of Directors has determined in good faith (after consultation with its financial advisors and after determining, with the advice of outside counsel, that the Board of Directors is required to do so in order to discharge properly its fiduciary duties) is likely to, if consummated in accordance with its terms, result in a transaction which is more favourable to Shareholders than the Offer.

"Support Agreement" means the support agreement dated January 16, 2002, as amended, between CAT, the Offeror and Drug Royalty, as described under "Support Agreement".

"Tax Act" means the *Income Tax Act* (Canada), as amended.

"Top Up Amount" means that portion of the Offered Consideration that is attributable to the amount by which the CAT Share Exchange Ratio is greater than 0.076 but less than or equal to 0.087.

"TSE" means The Toronto Stock Exchange.

"UKLA" means the United Kingdom Listing Authority (the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the *Financial Services and Markets Act* 2000 of the United Kingdom (or any successor act) and in exercise of its functions in respect of the admission of securities to the Official List otherwise than in accordance with Part IV of the *Financial Services and Markets Act* 2000) of the United Kingdom.

DRUG ROYALTY CORPORATION INC.

DIRECTORS' CIRCULAR

This Directors' Circular is issued by the Board of Directors in connection with the Offer by the Offeror to purchase all of the issued and outstanding Drug Royalty Shares, including all Drug Royalty Shares that may become outstanding on the exercise of Options, at a price of $3.00 for each Drug Royalty Share payable in CAT Shares (or at the option of each Shareholder, CAT ADSs) and cash, in certain circumstances, determined in accordance with the Offer, upon the terms and subject to the conditions set forth in the CAT Circular. Reference is made to the CAT Circular for details of the terms and conditions of the Offer.

The Expiry Time of the Offer is 9:00 p.m. (Toronto time) on March 12, 2002, unless withdrawn, extended or varied.

The Offer is being made pursuant to the terms of the Support Agreement, the key terms of which are summarized below under "Support Agreement".

All dollar references in this Directors' Circular are expressed in Canadian dollars, except where otherwise indicated.

RECOMMENDATION OF THE BOARD OF DIRECTORS

After carefully considering the terms of the Support Agreement, the terms of the Offer to be made pursuant thereto, the Fairness Opinion (a complete copy of which is attached as Schedule A to this Directors' Circular), the recommendation of the Special Committee relating to the Offer, the advice of its financial and legal advisors and various additional matters, the Board of Directors has determined that it is in the best interests of Drug Royalty for the Offer to be made and for the Board of Directors to support it on the terms of the Support Agreement and recommends that Shareholders accept the Offer and deposit their Drug Royalty Shares to the Offer. See "Reasons for Recommendation".

DIRECTORS' RECOMMENDATION

The Board of Directors recommends that Shareholders ACCEPT the Offer and DEPOSIT their Drug Royalty Shares to the Offer.

Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully considered the Offer and received the benefit of advice from the Special Committee and financial and legal advisors. In reaching its decision to approve the Support Agreement and to recommend acceptance of the Offer, the Special Committee and the Board of Directors considered a number of factors, including the following:

(a) the terms of the Offer and the fact that the Offer price values Drug Royalty at $3.00 per share or $126.2 million on a fully-diluted basis, representing a 20% premium to Drug Royalty's 60-day volume weighted average trading price on the TSE prior to the announcement of the Offer;

(b) the Board of Directors, acting in accordance with its fiduciary duties, is able to withdraw or change its recommendation and the fact that under the Support Agreement the Board of Directors has the ability to respond to and support an unsolicited proposal that is more favourable to the Shareholders than the Offer;

(c) the fact that Canadian Medical Discoveries Fund Inc. and MDS Capital Corp., two of the largest shareholders of Drug Royalty, and The Health Care and Biotechnology Venture Fund, which collectively own or exercise control or direction over, to Drug Royalty's knowledge, 13,045,864 Drug Royalty Shares, representing approximately 30% of Drug Royalty Shares (or, if certain elections are made by Option holders and certain amendments to the Stock Option Plan are approved by the TSE, 12,929,864 Drug Royalty Shares representing approximately 31% of the Drug Royalty Shares), have agreed to deposit their Drug Royalty Shares to the Offer;

(d) the financial advice from HSBC as to certain financial matters relating to certain terms of the transaction and the Fairness Opinion of HSBC referred to in the "Fairness Opinion" section of the Directors' Circular and attached hereto as Schedule A;

(e) the fact that there is no break fee payable by Drug Royalty to the Offeror if the Board of Directors supports a proposal that is more favourable to the Shareholders than the Offer, although CAT may elect in certain circumstances upon a change of control of Drug Royalty to terminate the Royalty Agreement upon payment to Drug Royalty of $14 million as described under "Royalty Agreement Amending Deed";

(f) historical market prices, trading patterns and other trading information with respect to the Drug Royalty Shares; and

(g) the Company's competitive environment, the specialized nature of its business, cost of capital, deal flow and future ability to increase the trading price of the Drug Royalty Shares through continued investments.

The Board of Directors also considered the recommendation of the Special Committee relating to the Offer. The foregoing discussion of the factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its determinations. In addition, individual members of the Board of Directors may have given different weight to different factors.

FAIRNESS OPINION

The Board of Directors has received the Fairness Opinion from HSBC stating that the consideration to be received by Shareholders, as of such date, was fair, from a financial point of view, to Shareholders. The Fairness Opinion does not constitute a recommendation as to whether or not any Shareholder should deposit their Drug Royalty Shares to the Offer.

The full text of the Fairness Opinion, which sets forth assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with the Fairness Opinion, is attached as Schedule A. Shareholders are urged to read the Fairness Opinion in its entirety.

BACKGROUND TO THE OFFER

Drug Royalty has an established portfolio of royalty and royalty-related interests in marketed pharmaceutical products, which generate strong cash flow. The Company's portfolio includes interests in a variety of leading pharmaceutical drugs such as Amgen's Neupogen®, Bristol-Myers Squibb's Taxol® and Johnson & Johnson's Remicade®. Drug Royalty also has interests in Schering-Plough's Clarinex® and Celgene's Thalomid®.

CAT Limited and Drug Royalty entered into the Royalty Agreement pursuant to which Drug Royalty receives a royalty on CAT's worldwide revenues. In the spring of 1998, John Aston, the Finance Director of CAT, informed Jim Webster, the President of Drug Royalty, that CAT would be interested in the repurchase of Drug Royalty's royalty interest in CAT. Discussions of the repurchase continued between the companies off and on over the ensuing 3.5 years. However, the parties were unable to agree on a price and other terms.

The Board of Directors and management of the Company have been concerned that the historical share price of the Drug Royalty Shares has undervalued the Company. Over the last 5 years, the trading price of Drug Royalty Shares has generally been in the range of $1.75 to $2.25. The trading price of the Drug Royalty Shares began moving above this price range only in the last 6 months. As a result of this concern, the Board of Directors and management of the Company have been actively exploring alternative strategies for unlocking shareholder value since the summer of 2001 and resumed discussions with CAT at that time, informing CAT that it would consider a sale of Drug Royalty.

On November 8, 2001, as a result of interest received by the Company from CAT and one other party relating to a proposed acquisition of Drug Royalty by such parties, the Board of Directors established a Special Committee. The Special Committee consists of two independent directors, namely David A. Williams, as Chairman of the Special

Committee, and Robert S. Pickholtz. The Special Committee was established to assist the Board of Directors in evaluating any offers or proposals which might be made to the Company. On November 8, 2001, the Company engaged HSBC to provide financial advisory services including assessing the fairness of any offers which the Company might receive. Over the following six weeks, HSBC and management were in contact with a number of third parties with respect to a potential transaction and the Company received a non-binding offer to purchase the Company from CAT and another party. The proposal from the other third party was not as attractive as CAT's initial proposal and was, in any event, following further discussions, withdrawn.

Subsequent to entering into the Confidentiality Agreement with CAT, CAT made a proposal to acquire all of the Drug Royalty Shares. Negotiations between the Company and CAT and their respective financial advisors ensued. Management of Drug Royalty viewed CAT as an attractive bidder because of the quality of CAT's technology portfolio, the Company's knowledge and experience with CAT's management and the liquidity of CAT's shares. Between November 8, 2001 and December 21, 2001, management and HSBC, under the supervision of the Special Committee, engaged in negotiations with CAT to increase the price and to improve other terms of its initial proposal and explore other alternatives to such proposal. Such negotiations resulted in CAT increasing the Offered Consideration from that initially offered by CAT.

The Confidentiality Agreement was amended to provide CAT with the exclusive opportunity to deal with the Company on a change of control transaction until January 17, 2002, subject to the fiduciary duty of the Board of Directors to entertain Superior Proposals. On December 21, 2001, the financial advisors of each of Drug Royalty and CAT exchanged due diligence requests. From that date onwards certain confidential information with respect to the Company and CAT was made available to the other and its professional advisors for review. The Company's legal advisor, Fasken Martineau DuMoulin LLP, and HSBC then conducted negotiations with CAT's legal and financial advisors to finalize the definitive terms of the Offer, the Support Agreement and the Royalty Agreement Amending Deed.

On January 16, 2002, the Special Committee met to consider the terms of the Offer, the Support Agreement and the Royalty Agreement Amending Deed with management, the Company's financial advisors, legal counsel to the Special Committee and the Company's legal advisors. At that meeting, the Special Committee reviewed in detail the terms of the Offer, the Support Agreement and the Royalty Agreement Amending Deed, the due diligence conducted and the financial analysis of the consideration payable under the Offer. The Special Committee recommended to the Board of Directors that the Company enter into the Support Agreement and the Royalty Agreement Amending Deed, conditional upon MDS Capital Corp., Canadian Medical Discoveries Fund Inc. and The Health Care and Biotechnology Venture Fund entering into a lockup agreement with CAT. At the meeting of the Special Committee, HSBC provided the Fairness Opinion that, subject to the matters set forth in the opinion, the consideration to be received by the Shareholders under the Offer was fair from a financial point of view to the Shareholders. The Board of Directors then held a meeting and determined, based on the recommendation of the Special Committee and the Fairness Opinion of HSBC that the Offer was in the best interests of the Company and the Shareholders. After a full discussion of the terms of the Offer, the Support Agreement and the Royalty Agreement Amending Deed, the Board of Directors resolved to approve the Offer, the Support Agreement and the Royalty Agreement Amending Deed and recommend that Shareholders accept the Offer. During the meeting of the Board of Directors, Gregory D. Gubitz, Senior Vice-President of MDS Capital Corp., declared his interest with respect to MDS Capital Corp., Canadian Medical Discoveries Fund Inc. and The Health Care and Biotechnology Venture Fund, and refrained from voting. Dr. Calvin R. Stiller was absent and did not participate in the meeting of the Board of Directors.

The Support Agreement, Lock-Up Agreement and Royalty Agreement Amending Deed were executed and delivered following the meeting of the Board of Directors on January 16, 2002 and the transaction was publicly announced jointly by the Company and CAT on the morning of January 17, 2002.

SUPPORT AGREEMENT

Drug Royalty, CAT and the Offeror have entered into the Support Agreement. Pursuant to the Support Agreement and subject to the conditions set forth therein, CAT has agreed to make the Offer through the Offeror. Drug Royalty has represented to CAT that: (i) the Board of Directors, based on the recommendation of the Special Committee and upon consultation with and the receipt of advice from its financial and legal advisors, has determined that the Offer is in the best interests of Drug Royalty; (ii) the Board of Directors has resolved to recommend to the Shareholders that they accept the Offer; and (iii) after reasonable inquiry, the Board of Directors believes that all of the directors and senior officers of Drug Royalty intend to tender their Drug Royalty Shares, including Drug Royalty Shares issuable upon the exercise of all Options held by them, to the Offer.

Covenants of Drug Royalty

In the Support Agreement, Drug Royalty has covenanted, among other things, that:

(a) until the earliest of the Offeror having taken up and paid for Drug Royalty Shares under the Offer, the appointment or election to the Board of Directors of persons designated by the Offeror who represent a majority of the directors of Drug Royalty or the termination of the Support Agreement, Drug Royalty shall, and shall cause its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and Drug Royalty shall use all reasonable commercial efforts, and cause each of its Subsidiaries to use its reasonable commercial efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its and their officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;

(b) Drug Royalty and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise, solicit, initiate or encourage inquiries, submissions, proposals or offers from any third party (including any of its officers or employees) relating to any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other third party to do or seek to do any of the foregoing; however, nothing in the Support Agreement shall prevent the Board of Directors or Drug Royalty, in respect of a Superior Proposal, from considering, participating in any discussions, releasing a third party from any standstill agreement, negotiating, approving, co-operating in any way with (including, subject to the provisions of the Support Agreement described in paragraph (e) below, furnishing information), assisting or facilitating any such Superior Proposal or recommending to the Shareholders or, subject to compliance with the provisions of the Support Agreement described in paragraph (f) below, entering into an agreement, understanding or arrangement in respect of a Superior Proposal;

(c) it shall immediately cease and cause to be terminated any existing discussions or negotiations with any party (other than CAT) with respect to any Acquisition Proposal and request the return or destruction of all confidential information provided in connection therewith and it shall not release any third party from any confidentiality or standstill agreement except as described in paragraph (b) above;

(d) it shall promptly notify CAT of any *bona fide* Acquisition Proposal or any inquiry that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information related to Drug Royalty or its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of Drug Royalty or any Subsidiary by any third party that informs Drug Royalty, any member of the Board of Directors or such Subsidiary that it is considering making, or has made, an Acquisition Proposal;

(e) if the Board of Directors receives a request for material non-public information from a Person who proposes to Drug Royalty a *bona fide* written Acquisition Proposal and the Board of Directors determines, in accordance with the Support Agreement, that such Acquisition Proposal is likely to, if consummated in accordance with its terms, result in a Superior Proposal, then (and only in such case) the Board of Directors may, subject to the execution by such Person of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Drug Royalty than the Confidentiality Agreement, provide such party with access to such information provided that Drug Royalty sends a copy of any such confidentiality and standstill agreement to CAT promptly upon its execution and CAT is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided;

(f) it shall not enter into any agreement (a "Proposed Agreement"), other than a confidentiality and standstill agreement described in paragraph (e) above, with any Person providing for or to facilitate any Acquisition Proposal unless the Board of Directors determines that such Acquisition Proposal is likely to, if consummated in accordance with its terms, constitute a Superior Proposal and then will not do so without providing CAT with an opportunity to amend the Support Agreement and the Offer to provide for at least equivalent financial terms to those included in such Proposed Agreement as determined by the Board of Directors, acting in good faith and in accordance with its fiduciary duties. In particular, Drug Royalty has agreed to provide to CAT a copy of any Proposed Agreement relating to such Superior Proposal not less than three business days prior to the proposed execution of the Proposed Agreement by Drug Royalty. The Board of Directors will review any Offer provided to Drug Royalty within three business days of delivery of the Proposed Agreement, and Drug Royalty will amend the Support Agreement if the Board of Directors determines, acting in good faith and in accordance with its fiduciary duties, that the amended Offer is at least as favourable to Shareholders as the Acquisition Proposal provided in the Proposed Agreement;

(g) subject to the receipt of all appropriate regulatory approvals, Drug Royalty will make such amendments to the Stock Option Plan and take all such other steps as may be necessary or desirable: (i) to allow all persons holding Options pursuant to the Stock Option Plan who may do so under applicable Laws to exercise their Options on an accelerated vesting basis solely for the purpose of tendering under the Offer all Drug Royalty Shares issued in connection with such exercise, conditional upon the Offeror agreeing to take up such Drug Royalty Shares; and (ii) to allow all persons holding Options pursuant to the Stock Option Plan who may do so under applicable Laws to exercise their Options in a manner where the holder shall receive a number of Drug Royalty Shares equal to the number of Drug Royalty Shares subject to such Option multiplied by a fraction, of which the numerator is the amount by which the fair market value of a Drug Royalty Share exceeds the exercise price per Drug Royalty Share under such Option and the denominator is the fair market value of a Drug Royalty Share, in consideration for the cancellation of the entitlement to receive the remainder of the Drug Royalty Shares subject to such Option; and

(h) promptly upon the take-up and payment by the Offeror pursuant to the Offer of more than 50.1% of the outstanding Drug Royalty Shares on a fully-diluted basis and from time to time thereafter, CAT shall be entitled to designate the directors of the Board of Directors and any committees thereof and Drug Royalty shall not frustrate CAT's attempts to do so and Drug Royalty shall co-operate with CAT, subject to applicable Laws, to obtain the resignation of any then incumbent directors effective on the date specified by CAT and to facilitate CAT's designees to be elected or appointed to the Board of Directors (including, without limitation, at the request of CAT, by using all commercially reasonable efforts to secure the resignations of the incumbent directors to enable CAT's designees to be elected or appointed to the Board of Directors).

In the Support Agreement, Drug Royalty also made certain customary representations, warranties, covenants and agreements with respect to, among other things: conducting the business of Drug Royalty; refraining from corporate reorganizations, the issuance of securities and the entering into of certain agreements; the capitalization of Drug Royalty; corporate authority and execution; compliance with laws and licenses; regulatory filings; accuracy of financial statements of Drug Royalty; interest in properties; material agreements; employment matters; intellectual property rights; royalty contracts; compliance with Laws; absence of certain changes in the conduct of Drug Royalty's business; litigation; taxes; books and records; insurance; pension and employment benefits; and environmental matters.

Covenants of CAT and the Offeror

The Offeror has agreed that, without the prior written consent of Drug Royalty, it will not: (i) increase the Minimum Tender Condition (provided that, the Offeror may, in its sole discretion waive the Minimum Tender Condition only if not less than 50.01% of the outstanding Drug Royalty Shares (on a fully diluted basis) are deposited under the Offer); (ii) decrease the Offered Consideration (except in circumstances where, after January 16, 2002, Drug Royalty has declared, set aside or paid any dividend or distribution (whether in cash, stock, property or otherwise) with respect to the Drug Royalty Shares); (iii) change the form of the Offered Consideration (other than to add additional consideration); (iv) impose additional conditions to the Offer; or (v) otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders. CAT has agreed to provide Drug Royalty with prompt written notice of any change in the business, operations, assets, condition, prospects, licences, permits, rights, privileges, or liabilities of CAT or any of its Subsidiaries, taken as a whole, which when considered either individually or in the aggregate, would have a CAT Material Adverse Effect.

CAT also made certain customary representations, warranties, covenants and agreements with respect to, among other things: corporate authority and execution; compliance with Laws; the capitalization of CAT; securities regulatory filings; accuracy of financial statements of CAT; litigation; absence of certain changes in the conduct of CAT's business; funding of the Offer; the free tradeability of the CAT Shares and CAT ADSs to be issued pursuant to the Offer; interest in property; and intellectual property rights.

Termination by Mutual Agreement or by Either CAT or Drug Royalty

The Support Agreement may be terminated at any time by mutual consent of CAT and Drug Royalty. The Support Agreement may also be terminated by CAT or Drug Royalty if:

(i) the Offeror has not taken up and paid for at least 50.01% of the outstanding Drug Royalty Shares (on a fully diluted basis) under the Offer within 90 days after the Offer is commenced, otherwise than as a result of the breach by such Party of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of such Party in the Support Agreement being untrue or incorrect in any material respect; provided, however, that if the Offeror's take-up and payment for Drug Royalty Shares deposited under the Offer is delayed by (a) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (b) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Drug Royalty Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Drug Royalty pursuant to this provision of the Support Agreement until the earlier of (a) the date which is 120 days after the Offer is commenced, and (b) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; or

(ii) CAT has been notified in writing by Drug Royalty of a Proposed Agreement in accordance with the provisions of the Support Agreement and (a) CAT does not deliver an amended Offer within three business days of delivery of the Proposed Agreement to CAT, or (b) the Board of Directors determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to CAT's amended Offer.

Termination by CAT

The Support Agreement may be terminated by CAT if: (i) any condition of the Offer is not satisfied or waived by the Expiry Date; (ii) Drug Royalty is in breach of any of its representations or warranties or in default of any material covenant or obligation under the Support Agreement and such breach or default has had or is reasonably likely to have a Company Material Adverse Effect, or would prevent or materially delay consummation of the transactions contemplated by the Support Agreement; (iii) the Board of Directors withdraws, modifies or changes its recommendation in favour of the Offer; (iv) the Board of Directors approves or recommends acceptance of an Acquisition Proposal; or (v) the Board of Directors does not reaffirm its recommendation in favour of the Offer to the Shareholders in a press release or directors' circular within 10 days after the public announcement or commencement of an Acquisition Proposal.

Termination by Drug Royalty

The Support Agreement may be terminated by Drug Royalty if either CAT or the Offeror is in breach of any of its representations or warranties or in default of any material covenant or obligation under the Support Agreement and such breach or default has had or is reasonably likely to have a CAT Material Adverse Effect, or would prevent or materially delay consummation of the transactions contemplated by the Support Agreement.

Automatic Termination

The Support Agreement will automatically terminate if the Maximum Share Condition is not satisfied.

ROYALTY AGREEMENT AMENDING DEED

On January 17, 2002, Drug Royalty, CAT and CAT Limited entered into the Royalty Agreement Amending Deed. The following is a summary of the material terms relating to the Royalty Agreement Amending Deed.

In 1994, CAT Limited entered into the Royalty Agreement with Drug Royalty pursuant to which Drug Royalty purchased, for £1.5 million, rights to a percentage of the revenues of CAT from contracts and products and, in the case of contracts or commercial transactions concerning products where a corporate partner subscribes for share capital or filings; accuracy of financial statements of CAT; litigation; absence of certain changes in the conduct of CAT's business; funding of the Offer; the free tradeability of the CAT Shares and CAT ADSs to be issued pursuant to the Offer; interest in property; and intellectual property rights.

Termination by Mutual Agreement or by Either CAT or Drug Royalty

The Support Agreement may be terminated at any time by mutual consent of CAT and Drug Royalty. The Support Agreement may also be terminated by CAT or Drug Royalty if:

(i) the Offeror has not taken up and paid for at least 50.01% of the outstanding Drug Royalty Shares (on a fully diluted basis) under the Offer within 90 days after the Offer is commenced, otherwise than as a result of the breach by such Party of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of such Party in the Support Agreement being untrue or incorrect in any material respect; provided, however, that if the Offeror's take-up and payment for Drug Royalty Shares deposited under the Offer is delayed by (a) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (b) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Drug Royalty Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Drug Royalty pursuant to this provision of the Support Agreement until the earlier of (a) the date which is 120 days after the Offer is commenced, and (b) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; or

(ii) CAT has been notified in writing by Drug Royalty of a Proposed Agreement in accordance with the provisions of the Support Agreement and (a) CAT does not deliver an amended Offer within three business days of delivery of the Proposed Agreement to CAT, or (b) the Board of Directors determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to CAT's amended Offer.

Termination by CAT

The Support Agreement may be terminated by CAT if: (i) any condition of the Offer is not satisfied or waived by the Expiry Date; (ii) Drug Royalty is in breach of any of its representations or warranties or in default of any material covenant or obligation under the Support Agreement and such breach or default has had or is reasonably likely to have a Company Material Adverse Effect, or would prevent or materially delay consummation of the transactions contemplated by the Support Agreement; (iii) the Board of Directors withdraws, modifies or changes its recommendation in favour of the Offer; (iv) the Board of Directors approves or recommends acceptance of an Acquisition Proposal; or (v) the Board of Directors does not reaffirm its recommendation in favour of the Offer to the Shareholders in a press release or directors' circular within 10 days after the public announcement or commencement of an Acquisition Proposal.

Termination by Drug Royalty

The Support Agreement may be terminated by Drug Royalty if either CAT or the Offeror is in breach of any of its representations or warranties or in default of any material covenant or obligation under the Support Agreement and such breach or default has had or is reasonably likely to have a CAT Material Adverse Effect, or would prevent or materially delay consummation of the transactions contemplated by the Support Agreement.

Automatic Termination

The Support Agreement will automatically terminate if the Maximum Share Condition is not satisfied.

ROYALTY AGREEMENT AMENDING DEED

On January 17, 2002, Drug Royalty, CAT and CAT Limited entered into the Royalty Agreement Amending Deed. The following is a summary of the material terms relating to the Royalty Agreement Amending Deed.

In 1994, CAT Limited entered into the Royalty Agreement with Drug Royalty pursuant to which Drug Royalty purchased, for £1.5 million, rights to a percentage of the revenues of CAT from contracts and products and, in the case of contracts or commercial transactions concerning products where a corporate partner subscribes for share capital or instruments convertible into share capital of CAT ("equity"), the value of that equity. For these purposes, however, equity value cannot exceed 30% of the maximum monetary value of all consideration paid or payable to CAT under the transaction. Drug Royalty's rights, as described above, continue until November 13, 2009, although the percentage of cash receivable to which Drug Royalty is entitled reduces over time. The royalty rate until September 30, 1999 was 4.5%. Until September 30, 2004, Drug Royalty is entitled to 3.5%, declining to 2.5% until November 13, 2009.

CAT, CAT Limited and Drug Royalty have entered into the Royalty Agreement Amending Deed pursuant to which they have agreed to amend the Royalty Agreement to permit CAT to terminate the Royalty Agreement upon the payment to Drug Royalty of $14 million in cash or CAT Shares or, at CAT's election, a combination of both, at any time upon or after a change of control of Drug Royalty. CAT is not permitted to terminate the Royalty Agreement if the Offer is not completed at the Expiry Date because Drug Royalty has terminated the Support Agreement as a result of either CAT or the Offeror being in breach of any of its representations or warranties or in default of a material covenant or obligation under the Support Agreement (such breach or default having had or being reasonably likely to have a CAT Material Adverse Effect or preventing or materially delaying consummation of the transactions contemplated by the Support Agreement). CAT will not be entitled to terminate the Royalty Agreement if the Support Agreement is automatically terminated because the Maximum Share Condition is not satisfied.

LOCK-UP AGREEMENT

The Locked Up Shareholders have entered into the Lock-Up Agreement with CAT. The following is a summary of the principal terms of the Lock-Up Agreement.

Pursuant to the Lock-Up Agreement, and subject to the conditions therein, the Offeror has agreed to make the Offer and each of the Locked Up Shareholders has agreed to tender under the Offer, and not withdraw except in the circumstances described in the Lock-Up Agreement, all of the Locked Up Shares.

Covenants of the Locked Up Shareholders

Each of the Locked Up Shareholders agrees: (i) after the Offeror has made the Offer to deposit their Locked Up Shares under the Offer as soon as reasonably practicable but in any event at least five business days prior to the Expiry Time; and (ii) thereafter not to withdraw their Locked Up Shares, or permit their Locked Up Shares to be withdrawn, from the Offer except in accordance with the terms of the Lock-Up Agreement. Each Locked Up Shareholder shall be entitled to withdraw their Locked Up Shares if: (a) in certain circumstances, the Support Agreement is terminated by Drug Royalty; (b) a take-over bid is made to purchase all the issued and outstanding shares of Drug Royalty for a consideration per Drug Royalty Share of at least $3.20, provided that the Offeror has been given and has declined the opportunity to amend the Offer to provide for additional consideration; (c) the Board of Directors withdraws, modifies or changes its recommendation in favour of the Offer; or (d) the Offeror extends the Offer once the CAT Share Exchange Ratio has been announced without first taking up the Locked Up Shares.

Each Locked Up Shareholder severally agrees that, during the period commencing on January 16, 2002, being the date of the Lock-Up Agreement, and continuing until the earlier of (i) the termination of the Offer, and (ii) termination of the Lock-Up Agreement, except to the extent permitted by the Lock-Up Agreement, (a) it will immediately cease and cause to be terminated existing discussions, if any, with parties (other than CAT) with respect to any Acquisition Proposal and it will not, directly or indirectly, make, solicit, initiate, promote or encourage inquiries from or submission of proposals or offers from any Person whatsoever (including any of its officers or employees), other than CAT or its affiliates, relating to any Acquisition Proposal, or otherwise assist or participate in, facilitate or encourage, any effort or attempt by any Person other than CAT or its affiliates to do or seek to do any of the foregoing; provided, however, that the foregoing shall not prevent an employee of a Locked Up Shareholder who is a member of the Board of Directors from responding solely in his or her capacity as a member of the Board of Directors to any *bona fide* written Acquisition Proposal under the Support Agreement; and (b) it will not sell, transfer or encumber in any way any Locked Up Shares or relinquish or restrict such Locked Up Shareholder's right to vote any Locked Up Shares or any other securities of Drug Royalty, other than pursuant to the Offer.

Termination

The Lock-Up Agreement may be terminated at any time: (A) by mutual consent of CAT and the Locked Up Shareholders, (B) by any party thereto if the Support Agreement is terminated, (C) by CAT if (i) any condition for CAT's benefit set out in the Support Agreement is not satisfied or waived; (ii) if any of the Locked Up Shareholders are in default of any material covenant or obligation; (iii) any condition of the Offer shall not be satisfied or waived at the Expiry Time and the Offeror does not elect to waive such condition or extend the Offer, or (D) by a Locked Up Shareholder with regard to the obligations of such Locked Up Shareholder if (i) any representation or warranty of the Offeror or CAT shall have been untrue or incorrect in any material respect or if the Offeror or CAT fails to comply with certain obligations in any material respect; (ii) if, subject to certain exceptions, Drug Royalty Shares have not been taken up and paid for by the Offeror when required by applicable Law or within 90 days after the Offer has been commenced; or (iii) if the CAT Shares or CAT ADSs, as the case may be, to be issued under the Offer are not freely tradeable under applicable securities Laws in Canada and the United States or are subject to restrictions on subsequent transfers under the laws of England and Wales; (iv) the condition regarding admission to the Official List of the CAT Shares to be issued under the Offer set out in Section 2(d) of the Offer to Purchase has not been met; or (v) such Locked Up Shareholder has determined that a CAT Material Adverse Effect has occurred. Upon termination of the Lock-Up Agreement, the Locked Up Shareholders shall be entitled to withdraw any Locked Up Shares deposited pursuant to the Offer.

SHARE CAPITAL OF DRUG ROYALTY

The authorized share capital of Drug Royalty consists of an unlimited number of Drug Royalty Shares and an unlimited number of preferred shares issuable in one or more series. As of January 31, 2002, (i) 40,874,339.5 Drug Royalty Shares (excluding Drug Royalty Shares issuable upon the exercise of outstanding Options and after giving effect to the cancellation of 10,000 Drug Royalty Shares purchased by Drug Royalty pursuant to its normal course issuer bid) were issued and outstanding and no preferred shares were issued and outstanding and (ii) Options to acquire up to a maximum of 1,176,878 Drug Royalty Shares (assuming certain elections are made by Option holders and subject to the approval of the TSE regarding certain amendments to the Stock Option Plan (see ''Stock Option Plan'')) were outstanding. Drug Royalty is in the process of cancelling these 10,000 Drug Royalty Shares and anticipates that such Drug Royalty Shares will be cancelled prior to the Initial Expiry Date.

DIRECTORS OF DRUG ROYALTY AND OWNERSHIP OF SECURITIES OF DRUG ROYALTY BY DIRECTORS AND SENIOR OFFICERS

The following table sets forth the names and positions of all directors and senior officers of Drug Royalty and the number of securities of Drug Royalty beneficially owned or over which control or direction is exercised, by each such director and officer and, to the knowledge of such directors and officers after reasonable inquiry, by their respective associates.

Drug Royalty Shares and Options

Name and Positions Held	Number of Drug Royalty Shares[1][2]	Percentage of Outstanding Drug Royalty Shares[2]	Number of Drug Royalty Shares under Option[3]
Dr. John D. Baldeschwieler Director	25,000	0.061163%	135,000
Gregory D. Gubitz Director	Nil[4]	Nil[4]	50,000
R. Ian Lennox Director and Chairman of the Board	200,000	0.4893045%	538,333
Robert S. Pickholtz Director	10,000	0.0244652%	70,000
Sir Brian M. Richards Director	Nil	Nil	50,000
Dr. Calvin R. Stiller Director	Nil[5]	Nil[5]	150,000
Dr. Mark Vincent Director	12,500	0.0305815%	162,500
David A. Williams Director	200,000	0.4893045%	100,000

18

Name and Positions Held	Number of Drug Royalty Shares[1][2]	Percentage of Outstanding Drug Royalty Shares[2]	Number of Drug Royalty Shares under Option[3]
James R. Webster President and Director	25,000	0.061163%	700,000
Harry K. Loveys Executive Vice-President	10,000	0.0244652%	500,000
John McCulloch Vice-President, Technology	2,500	0.0061163%	193,500
Petra Decher Director, Finance and Secretary-Treasurer	Nil	Nil	80,000
Shermaine Tilley Director, Biotechnology/Pharmaceutical Research	Nil	Nil	125,000

(1) The information as to Drug Royalty Shares beneficially owned, or over which control or direction is exercised, has been furnished by the respective directors and senior officers.

(2) On an undiluted basis.

(3) See "Stock Option Plan".

(4) Excludes Drug Royalty Shares beneficially owned by MDS Capital Corp. of which Gregory D. Gubitz is a Senior Vice President. To the best of Drug Royalty's knowledge, MDS Capital Corp. beneficially owns 6,188,157 Drug Royalty Shares. MDS Capital Corp. is the manager of The Health Care Biotechnology Venture Fund which, to the best of Drug Royalty's knowledge, beneficially owns 892,857 Drug Royalty Shares, and MDS Capital Corp. provides management services to Canadian Medical Discoveries Fund Inc. See "Lock-Up Agreement" and "Principal Shareholders".

(5) Excludes Drug Royalty Shares beneficially owned by Canadian Medical Discoveries Fund Inc. of which Dr. Calvin R. Stiller is the Chairman and Chief Executive Officer. To the best of Drug Royalty's knowledge, Canadian Medical Discoveries Fund Inc. beneficially owns 5,764,850 Drug Royalty Shares. See "Lock-Up Agreement" and "Principal Shareholders".

STOCK OPTION PLAN

The Company has a Stock Option Plan that: (a) provides incentives to directors, officers and employees; (b) aligns the interests of directors, officers and employees of the Company to maximize shareholder value; (c) encourages directors, officers and employees of the Company to own securities of the Company; and (d) maintains a competitive compensation plan for officers and employees of the Company.

The exercise price payable in respect of the Options granted pursuant to the Stock Option Plan is determined by the Board of Directors, but may not be less than the minimum exercise price permitted from time to time by the TSE. As at January 31, 2002, the Company had reserved for issuance in the aggregate, 3,164,309 Drug Royalty Shares in respect of the exercise of Options issued pursuant to the Stock Option Plan. The aggregate number of Drug Royalty Shares reserved for issuance to any one person may not exceed 5% of the Drug Royalty Shares outstanding from time to time.

In February of 2001, the Board of Directors approved certain amendments to the Stock Option Plan that would allow beneficiaries to request that upon the exercise of their vested Options the Company would pay to the beneficiary the net cash value of such exercised Options in lieu of the beneficiary receiving Drug Royalty Shares.

In accordance with the Support Agreement, subject to the receipt of all appropriate regulatory approvals, the Company has agreed to make amendments to the Stock Option Plan and take all other steps as may be necessary or desirable: (i) to allow all persons holding Options pursuant to the Stock Option Plan, who may do so under applicable Laws, to exercise their Options on an accelerated vesting basis solely for the purpose of depositing under the Offer all Drug Royalty Shares issued in connection with such exercise, conditional upon the Offeror agreeing to take up such Drug Royalty Shares; and (ii) to allow all persons holding Options pursuant to the Stock Option Plan, who may do so under applicable Laws, to exercise their Options in a manner where the holder shall receive a number of Drug Royalty Shares equal to the number of Drug Royalty Shares subject to such Option multiplied by a fraction, of which the numerator is the amount by which the fair market value of a Drug Royalty Share exceeds the exercise price per Drug Royalty Share under such Option and the denominator is the fair market value of a Drug Royalty Share, in consideration for the cancellation of the entitlement to receive the remainder of the Drug Royalty Shares subject to such Option.

On January 16, 2002, the Board of Directors approved additional amendments to the Stock Option Plan that included a "cashless" exercise of Options that would provide beneficiaries with the right to require that the Company issue Drug Royalty Shares to such beneficiary upon the exercise of vested Options without the beneficiary paying the exercise price to the Company, since the number of Drug Royalty Shares to be issued to such beneficiary would be reduced to take into account the exercise price owing to the Company. These changes to the Stock Option Plan have been submitted to TSE for its approval and pre-clearance.

PRINCIPAL SHAREHOLDERS

No person or company is acting jointly or in concert with Drug Royalty. To the knowledge of the directors and senior officers of Drug Royalty, based solely on information disclosed in reports filed with securities regulatory authorities or as otherwise disclosed below, no person or company beneficially owns, or exercises control or direction over, more than 10% of the securities of Drug Royalty other than as set forth below:

Name	Number of Drug Royalty Shares[1]	Percentage of Outstanding Drug Royalty Shares[1]
Canadian Medical Discoveries Fund Inc.	5,764,850	14.2%
MDS Capital Corp.	6,188,157	15.2%

(1) On an undiluted basis.

OWNERSHIP OF SECURITIES OF THE OFFEROR OR CAT

None of Drug Royalty, the directors or senior officers of Drug Royalty or, to the knowledge of such directors and officers, after reasonable inquiry, their respective associates, own or exercise control or direction over any securities of the Offeror or CAT, other than the CAT Shares indicated below:

Name	Number of CAT Shares
Shermaine Tilley	100

The directors and senior officers of Drug Royalty have no knowledge as to whether Canadian Medical Discoveries Fund Inc. or MDS Capital Corp. owns, or exercises control or direction over, any securities of the Offeror or CAT.

INTENTION OF DIRECTORS AND SENIOR OFFICERS OF DRUG ROYALTY WITH RESPECT TO THE OFFER

To the knowledge of Drug Royalty, as at January 31, 2002, the directors and senior officers of Drug Royalty own in the aggregate 485,000 Drug Royalty Shares (excluding Drug Royalty Shares issuable upon the exercise of outstanding Options) and hold Options to acquire an additional 1,088,277 Drug Royalty Shares (assuming certain elections are made by such Option holders and subject to the approval of the TSE regarding certain amendments to the Stock Option Plan (see "Stock Option Plan")).

The Board of Directors has been informed that each of the directors and senior officers of Drug Royalty intends to exercise all Options to acquire Drug Royalty Shares and currently intends thereafter to deposit to the Offer all Drug Royalty Shares owned by him or her.

TRADING IN SECURITIES OF DRUG ROYALTY

During the six months preceding the date hereof, none of the directors or senior officers of Drug Royalty or, to the knowledge of such directors and officers, after reasonable inquiry, their respective associates, has traded any securities of Drug Royalty, other than the Drug Royalty Shares indicated below:

Name	Nature of Trade	Date of Trade	Number of Drug Royalty Shares Traded	Price Per Drug Royalty Share
Harry K. Loveys	Sale of shares	January 25, 2002	9,000	2.88
	Sale of shares	January 25, 2002	1,000	2.89

During the six months preceding the date hereof, Drug Royalty has not traded any of its securities except, for the trades described under "Issuances of Securities of Drug Royalty" and pursuant to its normal course issuer bid.

The directors and senior officers of Drug Royalty have no knowledge of any trades during the six months preceding the date hereof by any of the Locked Up Shareholders in securities of Drug Royalty.

No director or senior officer of Drug Royalty intends to purchase securities of Drug Royalty before the expiry of the Offer (other than pursuant to the exercise of Options) nor knows of the existence of such an intention on the part of any other person.

ISSUANCES OF SECURITIES OF DRUG ROYALTY

No Drug Royalty Shares (or securities convertible into Drug Royalty Shares) have been issued to the directors or senior officers of Drug Royalty during the two years preceding the date hereof, other than as indicated below:

Issuances of Drug Royalty Shares

Name	Nature of Trade	Date of Issue	Number of Drug Royalty Shares Issued	Price Per Drug Royalty Share
				($)
Digby Barrios[1]	Exercise of Options	December 12, 2001	39,000	1.20
Dr. Willem Wassenaar[2]	Exercise of Options	January 11, 2002	85,000	1.00
		January 11, 2002	8,333	1.70
		January 14, 2002	25,000	2.07
		January 14, 2002	50,000	1.87
James R. Webster	Exercise of Options	February 15, 2001	5,500	1.30

(1) Mr. Barrios was not a director at the time he exercised his Options. In accordance with the Stock Option Plan, Mr. Barrios exercised Options to acquire 86,000 Drug Royalty Shares and received the net cash value rather than Drug Royalty Shares.

(2) Dr. Wassenaar was not a director at the time he exercised his Options.

Grants of Options to Purchase Drug Royalty Shares

Grantee	Number of Drug Royalty Shares under Option[1]	Date of Grant	Exercise Price	Expiry Date
			($)	
Dr. John D. Baldeschwieler	25,000	December 6, 2000	1.70	October 3, 2010
Digby Barrios[2]	25,000	December 6, 2000	1.70	February 15, 2002
Gregory D. Gubitz	25,000	December 6, 2000	1.70	October 3, 2010
R. Ian Lennox	25,000	December 6, 2000	1.70	October 3, 2010
Robert S. Pickholtz	25,000	December 6, 2000	1.70	October 3, 2010
Sir Brian M. Richards	25,000	December 6, 2000	1.70	October 3, 2010
Dr. Calvin R. Stiller	25,000	December 6, 2000	1.70	October 3, 2010
Dr. Mark Vincent	25,000	December 6, 2000	1.70	October 3, 2010
Dr. Willem Wassenaar[3]	25,000	December 6, 2000	1.70	April 30, 2002
David A. Williams	25,000	December 6, 2000	1.70	October 3, 2010
Petra Decher	10,000	October 3, 2000	1.70	October 3, 2010
	20,000	December 6, 2000	1.70	October 3, 2010
	50,000	October 9, 2001	2.05	October 9, 2011
Harry K. Loveys	75,000	December 6, 2000	1.70	October 3, 2010
	92,500	October 9, 2001	2.05	October 9, 2011
John McCulloch	50,000	December 6, 2000	1.70	October 3, 2010
Shermaine Tilley	75,000	July 6, 2000	2.00	July 6, 2010
	50,000	December 6, 2000	1.70	October 3, 2010
James R. Webster	125,000	December 6, 2000	1.70	October 3, 2010
	189,500	October 9, 2001	2.05	October 9, 2011

(1) Granted pursuant to the Stock Option Plan described under "Stock Option Plan".

(2) Mr. Barrios does not have any outstanding Options, as all of his Options have been cancelled or have been exercised prior to the date hereof.

(3) Dr. Wassenaar does not have any outstanding Options, as all of his Options have been cancelled or have been exercised prior to the date hereof.

21

RELATIONSHIP BETWEEN CAT AND THE OFFEROR AND DIRECTORS, SENIOR OFFICERS AND PRINCIPAL SHAREHOLDERS OF DRUG ROYALTY

No contracts, arrangements or agreements (including any contracts, arrangements or agreements as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or senior officers of Drug Royalty remaining or retiring from office if the Offer is successful) have been made or proposed to be made between CAT or the Offeror and any of the directors or senior officers of Drug Royalty. None of the directors or senior officers of Drug Royalty are also directors or senior officers of CAT or the Offeror or any subsidiary of CAT or the Offeror. None of the directors or senior officers of Drug Royalty and, to the knowledge of the directors and senior officers of Drug Royalty after reasonably inquiry, none of their respective associates, has any interest in any material contract to which CAT or the Offeror is a party.

The Offeror and CAT have entered into the Lock-Up Agreement with the Locked Up Shareholders pursuant to which such Shareholders have agreed to tender their Drug Royalty Shares to the Offer. See ''Lock-Up Agreement''. The directors and senior officers of Drug Royalty have no knowledge as to whether any of the Locked Up Shareholders has any interest in any material contract, other than the Lock-Up Agreement, to which the Offeror is a party.

AGREEMENTS AND ARRANGEMENTS BETWEEN DRUG ROYALTY AND ITS DIRECTORS AND SENIOR OFFICERS

Except as described below, there are no arrangements or agreements made or proposed to be made between Drug Royalty and any of its directors or senior officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

The Company has written employment agreements with James R. Webster and Harry K. Loveys, both dated May 27, 1999 and amended on May 1, 2000, October 13, 2000 and January 16, 2002 with respect to Mr. Webster and on May 1, 2000, October 16, 2000 and January 16, 2002 with respect to Mr. Loveys. Pursuant to their employment agreements, Mr. Webster and Mr. Loveys are entitled to a bonus payment in the amount of $150,000 and $75,000, respectively, upon the successful completion of the Offer. Upon the termination of their duties in the event of the successful completion of the Offer, Messrs. Webster and Loveys are entitled to a lump sum amount of $500,000 and $350,000, respectively, as severance.

The Company has agreed to pay the two members of the Special Committee a total of $35,000 upon the successful completion of the Offer plus normal per diem fees. The members of the Board of Directors (other than the President) receive normal per diem board fees for meetings at the rate of $500 per half day and $1000 per full day. In addition, the members of the Board of Directors will receive an honorarium upon the successful completion of the Offer in the aggregate amount of $140,000. The Chairperson will receive $35,000 and each of the other directors, other than James R. Webster, will receive $15,000.

MATERIAL CHANGES IN THE AFFAIRS OF DRUG ROYALTY

Except as otherwise described or referred to in this Directors' Circular, no information is known to any of the directors or senior officers of Drug Royalty that indicates any material change in the affairs of Drug Royalty since November 30, 2001, the date of Drug Royalty's most recently published financial statements.

OTHER TRANSACTIONS

Except as otherwise disclosed in this Directors' Circular, no negotiations involving the Company are currently underway in response to the Offer which relate to or would result in: (a) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (b) the purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (c) an issuer bid for or other acquisition of securities by or of the Company; or (d) any material change in the present capitalization or dividend policy of the Company.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of Drug Royalty with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF THE DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the delivery of this Directors' Circular has been authorized, by the Board of Directors.

CONSENT OF HSBC SECURITIES (CANADA) INC.

To: The Board of Directors of
DRUG ROYALTY CORPORATION INC.

We hereby consent to the inclusion of our written opinion dated January 16, 2002 in the Directors' Circular of the Board of Directors of Drug Royalty Corporation Inc. dated February 1, 2002 and to the reference to our written opinion under various headings of such Directors' Circular.

Toronto, Canada
February 1, 2002

(signed) HSBC SECURITIES (CANADA) INC.

CERTIFICATE

DATED: February 1, 2002

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the *Securities Act* (Quebec).

On behalf of the Board of Directors

(signed) R. IAN LENNOX
Director

(signed) DR. CALVIN R. STILLER
Director

25

SCHEDULE A


HSBC

January 16, 2002

The Board of Directors
Drug Royalty Corporation
8 King Street East
Suite 202
Toronto, Ontario
M5C 1B5

Attention: Mr. David Williams
Chairman of the Special Committee

HSBC Securities (Canada) Inc. ("***HSBC***") understands that Drug Royalty Corporation Inc. (the "***Company***" or "***Drug Royalty***") and Cambridge Antibody Technology Group Plc (the "***Acquiror***" or "***CAT***") have entered into a definitive support agreement (the "***Support Agreement***") and a related royalty amending agreement (the "***Royalty Amending Agreement***") to enter into a business combination (the "***Transaction***"), the terms of which will be disclosed in a takeover bid circular to be prepared by the Acquiror which will be mailed to the holders of Drug Royalty common shares. We understand that certain shareholders of the Company have entered into shareholder support agreements (the "***Lock-up Agreements***") to tender their shares to the Transaction. Pursuant to the Support Agreement, CAT has agreed to acquire all of the outstanding shares of the Company for the equivalent of $3.00 payable at the election of each holder of Shares, in ordinary shares of CAT or American depositary shares of CAT in accordance with an exchange ratio formula described in the Support Agreement (the "***Consideration***").

The Special Committee of the Board of Directors of Drug Royalty (the "***Special Committee***") retained HSBC pursuant to an agreement between the Company and HSBC (the "***Engagement Agreement***") dated November 8, 2001. HSBC was retained to provide financial advice to the Special Committee in connection with strategies that might be employed in order to maximize shareholder value, including the possible sale of the Company.

As part of its engagement, HSBC was asked to consider, evaluate and negotiate alternatives that would maximize Drug Royalty's shareholder value. The Engagement Agreement provides for HSBC to prepare its written opinion (the "***Fairness Opinion***") to the Board of Directors with respect to the fairness, from a financial point of view, of the Consideration to the shareholders of Drug Royalty. We have been and will be paid fees for our services as financial advisor to Drug Royalty, including fees that are contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify HSBC for certain liabilities arising out of our engagement.

Credentials of HSBC Securities (Canada) Inc.

HSBC is an indirect wholly-owned subsidiary of HSBC Holdings plc, one of the world's largest financial institutions. HSBC is a full service investment dealer operating in Canada with operations in corporate finance, mergers and acquisitions, equity and fixed income sales and trading, investment research, and individual investor services. The Fairness Opinion expressed herein is the opinion of HSBC as an entity. Its form and content have been approved by a committee of HSBC directors, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

HSBC Securities (Canada) Inc.
Box 67, Suite 5300, Toronto Dominion Centre
Toronto Dominion Bank Tower
Toronto, Ontario M5K 1E7
Tel: (416) 868-7800 Fax: (416) 868-5450

Scope of Review

In preparing the Fairness Opinion, HSBC has, among other things, reviewed and, where it was considered appropriate, relied upon the following:

(i) the Support Agreement and Royalty Amending Agreement in respect of the Transaction;

(ii) the Lock-up Agreements;

(iii) the annual reports to shareholders of Drug Royalty and the related financial information for the five fiscal years ended August 31, 2001;

(iv) Drug Royalty's Annual Information Forms for the fiscal years 2000 and 2001;

(v) Drug Royalty's prospectus relating to a public offering of common shares dated April 13, 1999;

(vi) the Management Information Circulars of Drug Royalty relating to the Annual Meetings of Shareholders for the last three years;

(vii) financial forecasts relating to the business, earnings, cash flow, assets and prospects of Drug Royalty furnished to us by the Company;

(viii) discussions with various members of senior management of Drug Royalty concerning Drug Royalty's current business operations, financial condition, and prospects and potential alternatives to the Transaction;

(ix) the annual reports to shareholders of CAT and the related financial information for the three fiscal years ended September 30, 2001 and the interim financial statements for the last eight quarters;

(x) CAT's prospectus relating to a public offering of ordinary shares dated March 7, 2000;

(xi) the Management Information Circulars of CAT relating to the Annual Meetings of Shareholders for the last three years;

(xii) discussions with the senior management of CAT; and

(xiii) such other information, analysis and discussions (including discussions with third parties) as we considered necessary or appropriate in the circumstances.

HSBC was granted free access by the Company to its senior management, and, to the best of our knowledge, was not denied any information that HSBC requested.

Assumptions and Limitations

With the approval of the Special Committee, we have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions, and representations obtained by us from public sources, the Support Agreement, the Royalty Amending Agreement and information provided to us by the Company pursuant to our Engagement Agreement, and the Fairness Opinion is conditional upon such completeness, accuracy, and fair representation. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations.

Senior management of the Company has represented to us, in a certificate delivered as at the date hereof, amongst other things, that the information, opinions and materials (the "***Information***") provided to us by or on behalf of the Company are complete and correct at the date the Information was provided to us and that since the date of Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and that there has been no change of a material fact which would or could reasonably be expected to render the Information untrue of misleading in any material respect or which would have or which could reasonably be expected to have a material effect on our opinion.

The Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of the Company. In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction and, while reasonable under current circumstances, may prove to be incorrect. We have also assumed that all of the conditions necessary to implement the Transaction will be met.

The Fairness Opinion is provided for the information and assistance of the Special Committee and the Board of Directors in connection with their consideration of the Transaction, and does not constitute advice or a recommendation as to whether the Company's shareholders should tender their shares to the Transaction or any other transaction.

The Fairness Opinion has been provided for the use of the Special Committee and the Board of Directors of the Company for the sole purpose of assisting in its consideration of the terms of the Transaction and related matters, and may not be used or relied upon by any other person without the express written consent of HSBC. The Fairness Opinion was prepared as of the date hereof and we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to HSBC's attention after the date hereof. In the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, HSBC reserves the right to change, modify or withdraw the Fairness Opinion.

We are not expressing any opinion herein as to the prices at which the CAT shares may trade following the announcement of the Transaction or the prices at which the CAT shares may trade following the consummation of the Transaction.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the date hereof that the Consideration is fair, from a financial point of view, to the shareholders of Drug Royalty.

Yours very truly,

HSBC Securities (Canada) Inc.

HSBC Securities (Canada) Inc.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has passed upon the fairness or merits of the offer contained in this document, the merits of the securities offered pursuant to such offer or the adequacy of the information contained in this document and any representation to the contrary is unlawful.



OFFER TO PURCHASE
all of the outstanding common shares of
DRUG ROYALTY CORPORATION INC.
by CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
through its wholly-owned subsidiary
3982904 CANADA INC.

Cambridge Antibody Technology Group plc ("CAT"), through its wholly-owned subsidiary, 3982904 Canada Inc. (the "Offeror"), hereby offers to purchase all of the outstanding common shares (the "DRC Shares") of Drug Royalty Corporation Inc. ("DRC"), including DRC Shares issuable upon the exercise of outstanding options to purchase DRC Shares (the "Offer"). The Offer will be open for acceptance until 9:00 p.m. (EST) (the "Expiry Time") on March 12, 2002, unless extended or withdrawn.

The Offer will be subject to certain conditions, including that not less than 66⅔% of the DRC Shares shall have been validly deposited under the Offer and not withdrawn at the Expiry Time.

THE BOARD OF DIRECTORS OF DRC HAS RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER AND DEPOSIT THEIR DRC SHARES TO THE OFFER. FOR FURTHER INFORMATION, REFER TO THE DIRECTORS' CIRCULAR.

Under the Offer, holders of DRC Shares ("Shareholders") will be entitled, at their option, to receive for each DRC Share that number (expressed to three decimal places with amounts less than 0.0005 being rounded down and amounts equal to or greater than 0.0005 being rounded up, in each case to the nearest one-thousandth) of either London Stock Exchange listed CAT ordinary shares ("CAT Shares") or Nasdaq quoted CAT American depositary shares ("CAT ADSs") that will be determined by dividing $3.00 by the CAT Average Trading Price (as defined below) (the "CAT Share Exchange Ratio"), provided that in no event will the CAT Share Exchange Ratio be less than 0.063. The "CAT Average Trading Price" will be the volume weighted average trading price of CAT Shares on the London Stock Exchange for the 10 trading days randomly selected by an independent party by lot from the 15 trading days ending four days immediately prior to the Initial Expiry Date (as defined below), which is then converted into Canadian dollars at a pound sterling/Canadian dollar exchange rate based on the average noon exchange rate for the same 10 trading days, as reported by the Bank of Canada. For the purpose of this calculation, the "Initial Expiry Date" is expected to be March 12, 2002, unless the Offer is extended prior to the announcement of the CAT Share Exchange Ratio, in which case the Initial Expiry Date shall be such later date set out in the Offeror's latest dated notice extending the Offer. The Offeror will publicly announce the CAT Share Exchange Ratio by way of press release by not later than 12:00 midnight (EST) on the fourth day immediately prior to the Initial Expiry Date (which announcement will be made on March 8, 2002 if the Initial Expiry Date is March 12, 2002).

If the CAT Share Exchange Ratio is greater than 0.076, the Offeror will pay the additional consideration in, at the Offeror's election, any of: (i) CAT Shares (or CAT ADSs, if the Shareholder has elected to receive CAT ADSs); (ii) cash; or (iii) a combination of CAT Shares (or CAT ADSs, if the Shareholder has elected to receive CAT ADSs) and cash, such election to be announced, if applicable, at the time the CAT Share Exchange Ratio is announced, provided that if the CAT Share Exchange Ratio is greater than 0.087 and the Offeror, concurrently with its announcement of the CAT Share Exchange Ratio, publicly announces that it has elected to not pay the necessary additional consideration, a condition of the Offer will not have been satisfied and the Offeror will not take up and pay for any DRC Shares deposited to the Offer.

The CAT Share Exchange Ratio when announced will remain fixed including for any extensions of the Offer. If the CAT Share Exchange Ratio results in a Shareholder becoming entitled to receive a fractional CAT Share or CAT ADS, the Shareholder will be paid the value of the fractional CAT Share or CAT ADS in cash.

The Offer values DRC at $3.00 per DRC Share or approximately $126.2 million (£56.1 million) on a fully diluted basis, representing a premium of 20% to the volume weighted average trading price of the DRC Shares of $2.51 on The Toronto Stock Exchange for the 60 trading days ended January 16, 2002 (being the last trading day prior to the announcement of the Offer), and a premium of 8% to the closing price on The Toronto Stock Exchange of $2.78 per DRC Share on January 16, 2002.

The Dealer Manager for the Offer is:

Merrill Lynch Canada Inc.
BCE Place
181 Bay Street, Suite 400
Toronto ON M5J 2V8

February 1, 2002

29

CAT and the Offeror entered into a support agreement dated January 16, 2002 with DRC, which sets forth the terms and conditions upon which CAT has agreed to make the Offer and DRC has agreed to support the Offer. CAT also entered into a lock-up agreement dated January 16, 2002 with certain Shareholders holding approximately 30% of the outstanding DRC Shares on a fully diluted basis pursuant to which such Shareholders have agreed to deposit their DRC Shares to the Offer and not withdraw them, except in limited circumstances.

The CAT Shares are admitted to the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange's market for listed securities under the symbol "CAT" and the CAT ADSs are quoted on the National Market of The Nasdaq Stock Market, Inc. under the symbol "CATG". The closing prices of the CAT Shares and the CAT ADSs on January 16, 2002, the last trading day prior to the announcement of the Offer, were U.K.£17.00 and U.S.$24.50, respectively.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on **blue** paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their DRC Shares, at one of the offices of Computershare Trust Company of Canada (the "Depositary") in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase contained herein, "Procedure for Guaranteed Delivery", by using the accompanying Notice of Guaranteed Delivery (printed on **yellow** paper) or a manually signed facsimile thereof.

Questions and requests for assistance may be directed to the Dealer Manager or to the Depositary for the Offer. Additional copies of this document and related materials may be obtained without charge on request from the Depositary at its Toronto office specified on the back page of this document.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Offer is made for the securities of a Canadian company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since CAT and the Offeror are located in a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

U.S. resident Shareholders should be aware that acceptance of the Offer may have tax consequences both in the United States and in Canada.

All dollar references in this document refer to Canadian dollars, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

The Offer and Circular, including the Annexes thereto, include forward-looking statements. All statements other than statements of historical facts included in the Offer and Circular, including the Annexes thereto, including any statements preceded by, followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following:

- future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;
- future performance in clinical trials of the product candidates that were developed using CAT's technology;
- the ability of CAT and its collaborators to commercialize products;
- business and management strategies and the expansion and growth of CAT's operations;
- the effects of government regulation on CAT's business;
- expansion and other development trends of CAT's current and future customers and its industry; and
- acquisitions, including the timing, nature, availability, location and significance of those acquisitions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CAT, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward-looking statements are described in Annex A to the Circular, under the heading "Risk Factors".

REPORTING CURRENCIES AND FINANCIAL PRINCIPLES

The financial information regarding CAT contained in this Offer and Circular is reported in pounds sterling and CAT's audited consolidated financial statements for the years ended September 30, 1999, 2000 and 2001 and the related notes to those financial statements (collectively, the "CAT Audited Financial Statements"), which are included at Appendix B to this Offer and Circular, have been prepared in accordance with U.K. generally accepted accounting principles ("U.K. GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). For a discussion of the principal differences between U.K. GAAP and Canadian GAAP in the context of CAT, see Note 27 to the CAT Audited Financial Statements. Unless otherwise indicated, all financial information of CAT is presented in accordance with U.K. GAAP. The financial information regarding DRC contained in this Offer and Circular is reported in Canadian dollars and DRC's audited consolidated financial statements and the notes thereto are stated by DRC to have been prepared in accordance with Canadian GAAP.

INFORMATION CONCERNING DRC

Except as otherwise indicated, the information concerning DRC contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning DRC taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by DRC to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.,

EXCHANGE RATES

The following table sets forth for one pound sterling expressed in Canadian dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon exchange rates provided by the Bank of Canada:

	12 Months Ended September 30,			Year Ended December 31,				
	2001	2000	1999	2001	2000	1999	1998	1997
Rate at end of period	2.32	2.23	2.42	2.32	2.24	2.33	2.54	2.35
Average rate for period	2.21	2.30	2.45	2.23	2.25	2.40	2.46	2.27

The following table sets forth for one U.S. dollar expressed in Canadian dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon exchange rates provided by the Bank of Canada:

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Rate at end of period	1.59	1.50	1.44	1.53	1.43
Average rate for period	1.55	1.49	1.49	1.48	1.38

The following table sets forth, for one pound sterling expressed in U.S. dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon exchange rates provided by the Bank of Canada:

	Year Ended December 31				
	2001	2000	1999	1998	1997
Rate at End of Period	1.45	1.50	1.62	1.66	1.64
Average Rate for Period	1.44	1.52	1.62	1.66	1.64

On January 16, 2002, the last trading day prior to the announcement of the Offer, the exchange rates for one pound sterling expressed in Canadian dollars, one U.S. dollar expressed in Canadian dollars, and one pound sterling expressed in U.S. dollars, in each case based upon the exchange rates of the Bank of Canada were, respectively, $2.29, $1.59 and U.S.$1.44. On January 31, 2002, the exchange rates for one pound sterling expressed in Canadian dollars, one U.S. dollar expressed in Canadian dollars, and one pound sterling expressed in U.S. dollars were, respectively, $2.25, $1.59 and U.S.$1.41.

TABLE OF CONTENTS

33

DEFINITIONS

In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below. All references to "pounds sterling", "sterling", or "£", or to "pence" or "p", are to the currency of the United Kingdom.

"Accountant" means PricewaterhouseCoopers LLP.

"Acquisition Proposal" means an inquiry, proposal or offer from any Person (other than the Offeror) relating to any liquidation, dissolution, recapitalization, merger, amalgamation, arrangement, acquisition or purchase of all or a material portion of the assets of, or any equity interest (including DRC Shares) in, DRC or any of its Subsidiaries or other similar transaction or business combination.

"Additional Top Up Amount" means the portion of the Offered Consideration that is attributable to the amount by which the CAT Share Exchange Ratio is greater than 0.087 and that is payable only if the Maximum Share Condition is satisfied.

"Appropriate Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer.

"business day" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario or London, England.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"CAT" means Cambridge Antibody Technology Group plc, a company existing under the laws of England and Wales.

"CAT ADR" means an American depositary receipt of CAT, representing one CAT ADS.

"CAT ADS" means an American depositary share of CAT, representing one CAT Share.

"CAT ADS Option" means a Shareholder's entitlement to elect to receive CAT ADSs under the Offer.

"CAT Average Trading Price" means the volume weighted average trading price of CAT Shares on the LSE for the 10 trading days randomly selected by the Accountant by lot from the 15 trading days ending four days immediately prior to the Initial Expiry Date which is then converted into Canadian dollars at a pound sterling/ Canadian dollar exchange rate based on the average noon exchange rate for the same 10 trading days, as reported by the Bank of Canada.

"CAT Board of Directors" means the board of directors of CAT.

"CAT Limited" means Cambridge Antibody Technology Limited, a wholly-owned subsidiary of CAT, existing under the laws of England and Wales.

"CAT Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations or financial condition (including cash resources) of CAT and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to the North American or European economy or securities markets in general.

"CAT Share Exchange Ratio" means the greater of: (i) 0.063; and (ii) the fraction, the numerator of which is $3.00 and the denominator of which is the CAT Average Trading Price, such number to be expressed to three decimal places with amounts less than 0.0005 being rounded down and amounts equal to or greater than 0.0005 being rounded up, in each case to the nearest one-thousandth.

"CAT Share Option" means a Shareholder's entitlement to elect to receive CAT Shares under the Offer.

"CAT Share" means an ordinary share of 10p in the capital of CAT.

"CBCA" means the *Canada Business Corporations Act*, R.S.C. 1985, c.C-44, as amended.

"Circular" means the offering circular accompanying the Offer to Purchase, including Annex A and Annex B attached thereto.

"Compulsory Acquisition" has the meaning set forth in Section 5 of the Circular, "Acquisition of Shares Not Deposited".

"Confidentiality Agreement" means the confidentiality and standstill agreement dated August 24, 2001 between CAT and DRC, as amended on December 21, 2001.

"CVMQ" means the Commission des valeurs mobilières du Québec.

"Dealer Manager" means Merrill Lynch Canada Inc.

"Depositary" means Computershare Trust Company of Canada.

"Directors' Circular" means the directors' circular accompanying the Offer and Circular.

"DRC" means Drug Royalty Corporation Inc., a corporation incorporated under the CBCA.

"DRC Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations or financial condition (including cash resources) of DRC and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to the North American or European economy or securities markets in general.

"DRC Shares" means the common shares in the capital of DRC (including common shares issuable upon the exercise of outstanding Options).

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

"EST" means eastern standard time.

"Exchanges" means the LSE, TSE and Nasdaq, and *"Exchange"* means any one of them.

"Expiry Date" means the Initial Expiry Date or such later date as is set out in a notice of extension of the Offeror issued at any time and from time to time after the public announcement of the CAT Share Exchange Ratio extending the period during which DRC Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

"Expiry Time" means 9:00 p.m. (EST) on the Expiry Date.

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority, or any of the Exchanges; (d) the UKLA; or (e) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Initial Exchange Ratio" means the lesser of: (i) 0.076; and (ii) the CAT Share Exchange Ratio.

"Initial Expiry Date" means March 12, 2002 or such later date as is set out in a notice of extension of the Offeror issued at any time and from time to time before the public announcement of the CAT Share Exchange Ratio, extending the period during which DRC Shares may be deposited to the Offer; provided that, if such day is not a business day, then the Initial Expiry Date shall be the next business day.

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on **blue** paper).

"Listing Rules" means the listing rules of the UKLA, made under section 74 of the U.K. *Financial Services and Markets Act* 2000.

"Listing Particulars" means the listing particulars relating to CAT dated February 1, 2002 prepared in accordance with the Listing Rules.

"Lock-Up Agreement" means the agreement dated January 16, 2002 between CAT and the Locked Up Shareholders pursuant to which the Locked Up Shareholders have agreed to deposit the Locked Up Shares to the Offer and not withdraw them, except in limited circumstances, as described in Section 3 of the Circular, "Background to the Offer — *Lock-Up Agreement*".

"Locked Up Shareholders" means, collectively, MDS Capital Corp., Canadian Medical Discoveries Fund Inc. and The Health Care and Biotechnology Venture Fund.

"Locked Up Shares" means the 13,045,864 DRC Shares, representing approximately 30% of the DRC Shares (or, if certain elections are made by Option holders and certain amendments to the Stock Option Plan are approved by the TSE, 12,929,864 DRC Shares representing approximately 31% of the DRC Shares), that are subject to the Lock-Up Agreement.

"LSE" means London Stock Exchange plc.

"Maximum Share Condition" means that, in the event that the CAT Share Exchange Ratio is greater than 0.087, the Offeror shall not have publicly announced concurrently with the announcement of the CAT Share Exchange Ratio that it has elected not to pay the Additional Top Up Amount.

"Merrill Lynch" means Merrill Lynch International and its affiliates.

"Minimum Tender Condition" means that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of DRC Shares which constitutes at least 66⅔% of the DRC Shares outstanding (on a fully diluted basis) at the Expiry Time.

"Nasdaq" means the National Market of The Nasdaq Stock Market, Inc.

"Notice of Guaranteed Delivery" means the accompanying notice of guaranteed delivery (printed on **yellow** paper).

"Offer" means the Offeror's offer to purchase the DRC Shares made hereby, the terms and conditions of which are set forth in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"Offer and Circular" means the Offer to Purchase, the Circular and the Annexes thereto, collectively.

"Offer to Purchase" means the offer to purchase DRC Shares forming part of the Offer and Circular.

"Offered Consideration" means the consideration to be paid by the Offeror for the Purchased Securities including the Top Up Amount, if any, and the Additional Top Up Amount, if applicable.

"Offeror" means 3982904 Canada Inc., a wholly-owned subsidiary of CAT incorporated under the CBCA.

"Official List" means the official list of the UKLA.

"Ontario Securities Act" means the *Securities Act* (Ontario), as amended, and the regulations and rules made thereunder.

"Option" means an option to purchase DRC Shares granted under the Stock Option Plan.

"OSC" means the Ontario Securities Commission.

"Parties" means DRC, CAT and the Offeror; and *"Party"* means any one of them.

"Person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Policy Q-27" means Policy No. Q-27 of the CVMQ entitled "Mesures de protection des porteurs minoritaires à l'occasion de certaines operations".

"Purchased Security" means a DRC Share taken up and paid for by the Offeror under the Offer.

"Restricted Securities" means restricted securities within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

"Royalty Agreement" means the royalty agreement among DRC and CAT Limited made as of March 31, 1994 and varied by agreement dated January 23, 1997.

"Royalty Agreement Amending Deed" means the royalty agreement amending deed dated January 16, 2002 between CAT, CAT Limited and DRC amending the Royalty Agreement, as described in Section 3 of the Circular, "Background to the Offer — *Royalty Agreement Amending Deed*".

"Rule 61-501" means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions".

"Shareholder" means a holder of DRC Shares.

"Special Committee" means the special committee of the board of directors of DRC consisting of David A. Williams and Robert S. Pickholtz formed for the purposes of, among other things, considering the Offer and making recommendations to the board of directors of DRC in light thereof.

"Stock Option Plan" means the amended and restated stock option plan for directors, officers and employees of DRC.

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 5 of the Circular, "Acquisition of Shares Not Deposited".

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.

"Superior Proposal" means a *bona fide* written Acquisition Proposal which the board of directors of DRC has determined in good faith (after consultation with its financial advisors and after determining, with the advice of outside counsel, that the board of directors is required to do so in order to discharge properly its fiduciary duties) is likely to, if consummated in accordance with its terms, result in a transaction which is more favourable to Shareholders than the Offer.

"Support Agreement" means the support agreement dated January 16, 2002, as amended, between CAT, the Offeror and DRC, as described in Section 3 of the Circular, "Background to the Offer — *Support Agreement*".

"Tax Act" means the *Income Tax Act* (Canada), as amended.

"Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and

37

services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions.

"Top Up Amount" means that portion of the Offered Consideration that is attributable to the amount by which the CAT Share Exchange Ratio is greater than 0.076 but less than or equal to 0.087.

"Treaty" means the tax treaty dated September 8, 1978 between the U.K. and Canada (as amended).

"TSE" means The Toronto Stock Exchange.

"U.K." or ***"United Kingdom"*** means the United Kingdom of Great Britain and Northern Ireland.

"U.K. GAAP" means U.K. generally accepted accounting principles.

"UKLA" means the United Kingdom Listing Authority (the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the *Financial Services and Markets Act* 2000 of the United Kingdom (or any successor act) and in exercise of its functions in respect of the admission of securities to the Official List otherwise than in accordance with Part IV of the *Financial Services and Markets Act* 2000) of the United Kingdom.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

SUMMARY

This is a summary of certain provisions of the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Shareholders are urged to read the Offer and Circular in their entirety. Capitalized terms are defined in the Offer to Purchase under the heading "Definitions".

The Offer

The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding DRC Shares, including DRC Shares issuable upon the exercise of outstanding Options.

Each Shareholder that elects the CAT Share Option shall be entitled to receive as consideration for each DRC Share deposited to the Offer that number of CAT Shares that is equal to the Initial Exchange Ratio and each Shareholder that elects the CAT ADS Option shall be entitled to receive as consideration for each DRC Share deposited to the Offer that number of CAT ADSs that is equal to the Initial Exchange Ratio. Where applicable, Shareholders depositing to the Offer will be entitled to receive the Top Up Amount and the Additional Top Up Amount.

If the CAT Share Exchange Ratio is greater than 0.076 but less than or equal to 0.087, the Offeror will pay the Top Up Amount in, at the Offeror's election, any of: (i) CAT Shares (or CAT ADSs if the Shareholder has elected the CAT ADS Option); (ii) cash; or (iii) a combination of CAT Shares (or CAT ADSs if the Shareholder has elected the CAT ADS Option) and cash.

If the CAT Share Exchange Ratio is greater than 0.087 and the Maximum Share Condition is satisfied, the Offeror will pay, in addition to the Top Up Amount, the Additional Top Up Amount in, at the Offeror's election, any of: (i) CAT Shares (or CAT ADSs if the Shareholder has elected the CAT ADS Option); (ii) cash; or (iii) a combination of CAT Shares (or CAT ADSs if the Shareholder has elected the CAT ADS Option) and cash.

The CAT Share Exchange Ratio when announced will remain fixed including for any extensions of the Offer. If the CAT Share Exchange Ratio results in a Shareholder becoming entitled to receive a fractional CAT Share or a fractional CAT ADS, the Shareholder will be paid the value of the fractional CAT Share or the fractional CAT ADS in cash.

The Offer values DRC at $3.00 per DRC Share or approximately $126.2 million (£56.1 million) on a fully diluted basis, representing a premium of 20% to the volume weighted average trading price of the DRC Shares of $2.51 on the TSE for the 60 trading days ended January 16, 2002 (being the last trading day prior to the announcement of the Offer), and a premium of 8% to the closing price on the TSE of $2.78 per DRC Share on January 16, 2002.

The Offeror has been advised by DRC that, as of January 31, 2002, (i) 40,874,339.5 DRC Shares (excluding DRC Shares issuable upon the exercise of outstanding Options and after giving effect to the cancellation of 10,000 DRC Shares purchased by DRC pursuant to its normal course issuer bid) were issued and outstanding, and (ii) Options to acquire up to a maximum of 1,176,878 DRC Shares (assuming certain elections are made by Option holders and subject to the approval of the TSE regarding certain amendments to the Stock Option Plan) were outstanding.

Purpose of the Offer and Acquisition of Remaining Shares

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding DRC Shares. If the Offeror takes up and pays for the DRC Shares validly deposited under the Offer, the Offeror currently intends to exercise its statutory right, if available, to acquire all the DRC Shares not deposited to the Offer or, if such statutory right of acquisition is not available, the Offeror currently intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby the Offeror will acquire any DRC Shares not deposited to the Offer. See Section 4 of the Circular, "Purpose of the Offer and CAT's Plans for DRC", and Section 5 of the Circular, "Acquisition of Shares Not Deposited".

CAT and the Offeror

CAT is a U.K. biotechnology company which uses its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based in Melbourn, 10 miles south of Cambridge, England, CAT currently employs approximately 260 people.

The Offeror is a wholly-owned subsidiary of CAT that was incorporated under the CBCA on December 10, 2001. The Offeror has no material assets or liabilities and no operating history. However, CAT has undertaken to fund any obligations of the Offeror to make cash payments to Shareholders under the Offer and issue CAT Shares (including CAT Shares underlying CAT ADSs) which are to be delivered to Shareholders under the Offer. The Offeror's registered office is located at 1 First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1B8.

The CAT Shares are admitted to the Official List and to trading on the LSE's market for listed securities under the symbol "CAT" and the CAT ADSs are quoted on the Nasdaq under the symbol "CATG". See Section 1 of the Circular, "CAT and the Offeror".

DRC

DRC is a Canadian company specializing in investing in the global healthcare market by acquiring royalty streams generated from participants in the healthcare sector such as universities, inventors, and emerging biotechnology and pharmaceutical companies. DRC also creates new royalty streams by providing capital in exchange for a percentage of sales of a product, basket of products or all corporate sales of a healthcare company. The royalty is based on a percentage of sales over a period of time.

The DRC Shares are listed on the TSE under the symbol "DRI". See Section 2 of the Circular, "DRC".

Support Agreement

CAT and the Offeror have entered into the Support Agreement with DRC, which sets forth the terms and conditions upon which CAT has agreed to make the Offer. Pursuant to and on the basis set out in the Support Agreement, DRC has agreed to support the Offer and represented to CAT that DRC's board of directors, based on the recommendation of the Special Committee and upon consultation with its financial and legal advisors, has determined that it is in the best interests of DRC for the Offer to be made and recommends that Shareholders accept the Offer. See Section 3 of the Circular, "Background to the Offer — *Support Agreement*", and the Directors' Circular.

Lock-Up Agreement

CAT also entered into the Lock-Up Agreement with the Locked Up Shareholders, pursuant to which CAT has agreed to make the Offer and the Locked Up Shareholders have agreed to deposit to the Offer the Locked Up Shares and not to withdraw them except in limited circumstances. See Section 3 of the Circular, "Background to the Offer — *Lock-Up Agreement*".

Royalty Agreement Amending Deed

CAT, CAT Limited and DRC have entered into the Royalty Agreement Amending Deed, pursuant to which they have agreed to amend the Royalty Agreement to permit CAT to terminate the Royalty Agreement in certain circumstances in the event of a change of control of DRC upon written notice and payment to DRC of $14 million payable, at CAT's election, in cash or CAT Shares or, at CAT's election, a combination of both. CAT is not permitted to terminate the Royalty Agreement if the Offer is not completed at the Expiry Date because DRC has terminated the Support Agreement as a result of either CAT or the Offeror being in breach of any of its representations or warranties or in default of a material covenant or obligation under the Support Agreement (such breach or default having had or being reasonably likely to have a CAT Material Adverse Effect or preventing or materially delaying consummation of the transactions contemplated by the Support Agreement). CAT will not be entitled to terminate the Royalty Agreement if the Support Agreement is automatically terminated because the Maximum Share Condition is not satisfied. See Section 3 of the Circular, "Background to the Offer — *Royalty Agreement Amending Deed*".

Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up and pay for any DRC Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer to Purchase are satisfied or, where permitted, waived. These conditions include, among others, the condition that not less than 66⅔% of the DRC Shares shall have been validly deposited under the Offer and not withdrawn at the Expiry Time and the Maximum Share Condition. See Section 2 of the Offer to Purchase, "Conditions of the Offer".

Manner and Time for Acceptance

The Offer is open for acceptance until 9:00 p.m. (EST), on March 12, 2002 or until such later time and date to which the Offer may be extended by the Offeror at its discretion and subject to the Support Agreement, unless withdrawn by the Offeror.

The Offer may be accepted by Shareholders by depositing certificates representing DRC Shares that are being deposited, together with a duly completed and signed Letter of Transmittal (printed on **blue** paper), at the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose DRC Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should request their nominee to effect the transaction.

Shareholders whose certificates for DRC Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery (printed on **yellow** paper). See Section 5 of the Offer to Purchase, "Procedures for Guaranteed Delivery".

Payment for Deposited Shares

If all of the conditions of the Offer have been satisfied or, where permitted, waived by the Offeror, the Offeror will become obligated to take up and pay for DRC Shares validly deposited under, and not withdrawn from, the Offer within the time periods prescribed by applicable securities laws. Any DRC Shares deposited under the Offer after the first date on which DRC Shares have been taken up and paid for by the Offeror will be taken up and paid for within 10 days of that deposit. See Section 3 of the Offer to Purchase, "Payment for Deposited DRC Shares".

Right to Withdraw Deposited Shares

All deposits of DRC Shares under the Offer are irrevocable, except as provided in Section 7 of the Offer to Purchase and except with respect to the Locked Up Shares which may only be withdrawn in accordance with the terms of the Lock-Up Agreement. Section 7 of the Offer to Purchase permits withdrawal of the DRC Shares deposited under the Offer at any time before the DRC Shares deposited under the Offer are taken up by the Offeror and if such DRC Shares have not been paid for by the Offeror within three business days after having been taken up.

Certain Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds DRC Shares as capital property and who sells such shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the CAT Shares or CAT ADSs received by such holder plus any cash received, including cash in respect of a fractional CAT Share or CAT ADS, net of any reasonable costs of disposition, exceeds (or are exceeded by) the aggregate adjusted cost base of the DRC Shares to the Shareholder. The tax treatment of a Subsequent Acquisition Transaction will depend on the manner in which the Subsequent Acquisition Transaction is carried out. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations".

The foregoing is a brief summary of certain Canadian federal income tax consequences of the Offer only. Shareholders are urged to consult their own tax advisers to determine the particular tax consequences to them of the deposit of DRC Shares pursuant to the Offer or a disposition of DRC Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Certain U.K. Tax Considerations

Certain material U.K. tax consequences to individual Shareholders who are resident in Canada are described at Section 16 of the Circular, "Certain U.K. Tax Considerations". In certain circumstances, U.K. stamp duty and stamp duty reserve tax may be payable on the transfer of CAT Shares and CAT ADSs.

Comparative Market Price Data

On January 17, 2002, CAT announced its intention to make the Offer. The following table shows the closing prices for the DRC Shares on the TSE, the CAT Shares on the LSE and the CAT ADSs on Nasdaq, for each of the dates indicated:

	DRC Shares	CAT Shares	CAT ADSs
	TSE	LSE(1)	Nasdaq(2)
January 16, 2002	$2.78	£17.00 ($38.97)	US$24.50 ($39.07)
January 31, 2002	$2.88	£16.00 ($35.98)	US$22.07 ($35.14)

Note:

(1) Canadian dollar amounts represent U.K. pound sterling amounts converted into Canadian dollar amounts at the Bank of Canada noon rate for such dates.

(2) Canadian dollar amounts represent U.S. dollar amounts converted into Canadian dollar amounts at the Bank of Canada noon spot rate for such dates.

Risk Factors

An investment in CAT Shares is subject to the following risk factors among others:

- CAT has a history of losses and expects to continue to incur losses for the foreseeable future.
- CAT's early stage of development makes it difficult to evaluate its business and prospects.
- The unpredictability of CAT's financial results may cause CAT's operating results to fail to meet market expectations.
- CAT may not obtain adequate legal protection over its technology.
- CAT is involved in litigation with third parties regarding the validity of its key patents.
- CAT may be denied access to important technology and be subject to costly litigation if it infringes the intellectual property rights of third parties.
- CAT depends on collaborators for product development, manufacturing and marketing. Failure to enter into collaborative arrangements or failure of CAT's collaborators to perform adequately under existing arrangements will harm CAT's ability to develop and market products and earn revenue.
- Clinical trials for product candidates based on CAT's technology will be lengthy and expensive and may not be successful.
- Obtaining required regulatory approvals for drug candidates is a lengthy, expensive and uncertain process. CAT or its collaborators may not obtain, or may be required to expend substantial resources to obtain, the necessary regulatory approvals to market products.
- If CAT is not able to procure manufacturing of its products and product candidates on acceptable terms, its clinical trials may be delayed and it may be unable to provide products on a cost effective basis.
- CAT's competitors may market products before CAT does or produce superior products.
- CAT's product candidates compete with established drug therapies and may compete with newer, more effective techniques. As a result, CAT's technology may not be accepted in the market.
- If CAT fails to attract and retain key employees and consultants, its business will be harmed.

- If CAT's license agreements violate the competition provisions of the Treaty of Rome, then some terms of its key agreements may be unenforceable.
- CAT may be subject to product liability claims, which are expensive to insure against and, if successful, may force CAT to make unforeseen expenditures.
- CAT's operations involve the use of hazardous materials. An accident involving these materials could subject CAT to liability.
- The market for CAT's securities is volatile, which may cause unexpected changes in CAT's share price.
- The rights and obligations of shareholders in U.K. corporations and holders of American depository shares are different than the rights and obligations of shareholders of Canadian federal corporations.
- The ability of investors to enforce civil liabilities obtained against CAT in Canada may be limited.
- Investors will not receive cash dividends in the foreseeable future.

See Annex A to the Circular, "Risk Factors".

Depositary

Computershare Trust Company of Canada is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing deposited DRC Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all DRC Shares purchased by the Offeror under the terms of the Offer.

Financial Advisor, Dealer Manager and Soliciting Dealer Group

Merrill Lynch has been retained to act as financial advisor to CAT. In addition, Merrill Lynch Canada Inc. has been retained to act as dealer manager in connection with the Offer and to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer.

Summary CAT Historical and Pro Forma Financial Data

The following table presents summary historical audited consolidated financial information for CAT as of and for the years ended September 30, 1999, 2000 and 2001, under both U.K. GAAP and Canadian GAAP. The table also presents unaudited pro forma consolidated financial information for CAT as of and for the year ended September 30, 2001 giving effect to the acquisition by CAT of all of the DRC Shares pursuant to the Offer, under Canadian GAAP only. This information is derived from and should be read in conjunction with the financial statements and the related notes to those financial statements included at Annex B of this Offer and Circular.

	Year ended September 30,			
	2001 unaudited pro forma	2001	2000 restated	1999 restated
	(in thousands of pounds sterling, except net loss per share and number of shares)			
Income Statement Data (U.K. GAAP)				
Turnover		7,121	7,018	2,165
Gross Profit		6,770	6,637	2,084
Research and development expenses		21,393	15,728	13,574
Exceptional costs		—	—	—
General and administration expenses		6,443	4,842	2,684
Operating loss		(21,066)	(13,933)	(14,174)
Net loss on ordinary activities before taxation		(11,771)	(8,289)	(12,364)
Taxation on loss on ordinary activities		—	—	(1)
Net loss		(11,771)	(8,289)	(12,365)
Net loss per share (basic and diluted[a])		(33.3p)	(27.5p)	(50.9p)
Income Statement Data (Canadian GAAP)				
Turnover	17,086	7,543	7,129	2,165
Operating loss	(17,341)	(21,056)	(14,552)	(14,022)
Net loss	(8,914)	(11,761)	(8,908)	(12,213)
Basic and diluted net loss per share	(23.0p)	(33.3p)	(29.5p)	(50.2p)
Balance Sheet Data (at end of period) (U.K. GAAP)				
Cash and investments in liquid resources		156,813	156,528	23,622
Total assets		172,470	169,436	35,175
Current liabilities		(8,335)	(9,627)	(3,929)
Long term liabilities		(8,085)	(7,369)	(2,812)
Net assets		156,050	152,440	28,434
Shareholders' funds — all equity		156,050	152,440	28,434
Number of ordinary shares outstanding		35,455,865	34,770,438	25,281,365
Balance Sheet Data (at end of period) (Canadian GAAP)				
Cash and investments in liquid resources	167,926	156,813	156,528	23,622
Total assets	230,685	172,613	169,595	35,350
Current liabilities	(13,847)	(8,428)	(9,294)	(3,929)
Long term liabilities	(8,085)	(10,460)	(8,947)	(2,812)
Net assets	208,753	153,725	151,354	28,609
Shareholders' funds — all equity	208,753	153,725	151,354	28,609

(a) Following the issue of Financial Reporting Standard Number 14, under U.K. GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since CAT has reported losses, CAT's basic and fully diluted earnings per share are therefore equal.

OFFER TO PURCHASE

TO: THE HOLDERS OF DRC SHARES OF DRUG ROYALTY CORPORATION INC.

The accompanying Circular contains important information and should be read carefully before making a decision with respect to the Offer. This Offer to Purchase and the Circular, which is incorporated into and forms part of this Offer to Purchase, constitute the take-over bid circular required under applicable Canadian securities laws.

1. The Offer

Subject to the terms and conditions set forth in Section 2 below and in the Letter of Transmittal and the Notice of Guaranteed Delivery, the Offeror hereby offers to purchase all of the issued and outstanding DRC Shares, including DRC Shares which may become issued and outstanding on the exercise of outstanding Options.

Each Shareholder that elects the CAT Share Option shall be entitled to receive as consideration for each DRC Share deposited to the Offer that number of CAT Shares that is equal to the Initial Exchange Ratio and each Shareholder that elects the CAT ADS Option shall be entitled to receive as consideration for each DRC Share deposited to the Offer that number of CAT ADSs that is equal to the Initial Exchange Ratio. Where applicable, Shareholders depositing to the Offer will be entitled to receive the Top Up Amount and the Additional Top Up Amount.

If the CAT Share Exchange Ratio is greater than 0.076 but less than or equal to 0.087, the Offeror will pay the Top Up Amount in, at the Offeror's election, any of: (i) CAT Shares (or CAT ADSs if the Shareholder has elected the CAT ADS Option); (ii) cash; or (iii) a combination of CAT Shares (or CAT ADSs if the Shareholder has elected the CAT ADS Option) and cash.

If the CAT Share Exchange Ratio is greater than 0.087 and the Maximum Share Condition is satisfied, the Offeror will pay, in addition to the Top Up Amount, the Additional Top Up Amount in, at the Offeror's election, any of: (i) CAT Shares (or CAT ADSs if the Shareholder has elected the CAT ADS Option); (ii) cash; or (iii) a combination of CAT Shares (or CAT ADSs if the Shareholder has elected the CAT ADS Option) and cash.

For the purpose of determining the amount of cash payable, if any, as, or as part of the Top Up Amount or the Additional Top Up Amount, if applicable, the value of one CAT Share or CAT ADS shall be deemed to be equal to the CAT Average Trading Price. If the CAT Share Exchange Ratio exceeds the Initial Exchange Ratio, the Offeror shall publicly announce concurrently with the announcement of the CAT Share Exchange Ratio the amount of cash, if any, which will form part of the Top Up Amount and, if applicable, the Additional Top Up Amount.

Fractional CAT Shares or fractional CAT ADSs will not be issued. Instead of receiving any fractional CAT Share or fractional CAT ADS, Shareholders will receive a cash payment equal to such fraction multiplied by the CAT Average Trading Price. For purposes of determining the amount of any such cash payment, all DRC Shares deposited by a registered holder will be aggregated.

In order to randomly select by lot the 10 trading days to be used to determine the CAT Average Trading Price, at the end of the fourth day immediately prior to the Initial Expiry Date, DRC and the Offeror shall jointly instruct a representative of the Accountant to place in a container 15 folded sheets of paper upon each of which will be marked a date that is one of the 15 trading days ending four days immediately prior to the Initial Expiry Date. The Accountant will then draw, at random, 10 of the sheets of paper from the container which will conclusively determine the 10 trading days that are to be used for the purpose of calculating the CAT Share Exchange Ratio. Following the draw by the Accountant of the 10 sheets of paper, Merrill Lynch Canada Inc. and HSBC Securities (Canada) Inc. will provide the Accountant with the volume and trading price of each trade of the CAT Shares on the LSE as reported by Bloomberg L.P. for each of the 15 trading days ending four days immediately prior to the Initial Expiry Date and the average noon pound sterling/Canadian dollar exchange rate for the same trading days as reported by the Bank of Canada. The Accountant will forthwith calculate the CAT Share Exchange Ratio and certify to each of CAT and DRC the CAT Share Exchange Ratio and the calculations which support it, and such Accountant's certificate shall be final and binding, absent manifest error.

The Offeror will publicly announce the CAT Share Exchange Ratio not later than 12:00 midnight (EST) on the fourth day immediately prior to the Initial Expiry Date and concurrently therewith publicly announce the amount of the Top Up Amount, if any, and, if the CAT Share Exchange Ratio is greater than 0.087, announce whether it has elected to not pay the Additional Top Up Amount and, if it has not so elected, the amount of the Additional Top Up Amount. The Offeror will also publicly announce concurrently therewith, if applicable, the form of consideration (CAT Shares or CAT ADSs, cash, or a combination thereof) that Shareholders will receive as the Top Up Amount and the Additional Top Up Amount.

Subject to the terms of the Support Agreement, the Offer will be open for acceptance until the Expiry Time unless withdrawn.

2. Conditions to the Offer

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any DRC Shares deposited under the Offer unless all of the following conditions are satisfied or, where permitted, waived by the Offeror prior to the Expiry Time:

(a) the Minimum Tender Condition;

(b) the Maximum Share Condition;

(c) all Appropriate Regulatory Approvals (including, without limitation, those of the UKLA, any Exchanges or securities regulatory authorities) shall have been obtained on terms satisfactory to the Offeror, acting reasonably;

(d) either (i) the admission to the Official List of the new CAT Shares to be issued under the Offer becoming effective in accordance with the Listing Rules and the admission of such new CAT Shares to trading on the LSE's market for listed securities becoming effective, or, at the election of the Offeror, (ii) the UKLA agreeing to admit the new CAT Shares to the Official List and the LSE agreeing to admit such shares to trading subject only to the allotment of such shares and/or all the other conditions of the Offer being satisfied or waived;

(e) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, and no Law (including, without limiting the generality of the foregoing, any Tax Law) shall have been proposed, enacted, promulgated or applied, in either case:

   (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the DRC Shares or the right of the Offeror to own or exercise full rights of ownership of the DRC Shares; or

   (ii) which, if the Offer was consummated, would have a DRC Material Adverse Effect;

(f) there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any DRC Shares deposited under the Offer;

(g) all outstanding Options or other rights or entitlements granted to employees, officers or directors of DRC or its Subsidiaries to purchase or otherwise acquire authorized and unissued DRC Shares shall have been exercised in full, or irrevocably released, surrendered and waived by the holders thereof on terms and conditions satisfactory to the Offeror;

(h) there shall not exist or have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offeror in writing) any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), assets, capitalization, condition (financial or otherwise), prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of DRC or any of its Subsidiaries, taken as a whole, which, when considered either individually or in the aggregate, would have a DRC Material Adverse Effect;

(i) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of DRC with any regulatory authority in Canada or elsewhere;

(j) the board of directors of DRC shall not have withdrawn any recommendation made by it that Shareholders accept the Offer or issued a recommendation that Shareholders not accept the Offer; and

(k) DRC shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by DRC at or prior to the Expiry Time, all representations and warranties of DRC in the Support Agreement shall have been, at the time the Support Agreement was entered into, true and correct or, if not already qualified by a materiality concept, true and correct in all material respects.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, without prejudice to any other rights which the Offeror may have except for the conditions set out in paragraphs (b) and (d) which the Offeror has agreed in the Support Agreement that it will not waive without the prior written consent of DRC. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 10 of the Offer to Purchase and shall provide a copy of such notice to the TSE. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. In the event of any waiver, all DRC Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any DRC Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited DRC Shares to the parties by whom they were deposited in acceptance of the Offer.

3. Payment for Deposited DRC Shares

If all of the conditions referred to above in Section 2 of the Offer to Purchase have been fulfilled or, where permitted, waived at the Expiry Time, the Offeror will become obligated to take up and pay for the DRC Shares deposited under the Offer and not withdrawn no later than 10 days from the Expiry Date, and to pay for the DRC Shares taken up as soon as possible, but in any event not later than three business days after taking up the DRC Shares. In accordance with applicable Law, the Offeror will take up and pay for DRC Shares deposited under the Offer after the date on which it first takes up DRC Shares deposited under the Offer not later than 10 days after the deposit of such DRC Shares.

The Offeror will be deemed to have taken up and accepted for payment DRC Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary to that effect.

The Offeror will pay for DRC Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for CAT Shares or CAT ADRs representing the CAT ADSs, as the case may be, and with funds to pay the cash portion of the Offered

Consideration, if any, for transmittal to persons depositing DRC Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to persons depositing DRC Shares, regardless of any delay in making such payment. Fractional CAT Shares or fractional CAT ADSs will not be issued. Instead of receiving any fraction of a CAT Share or fraction of a CAT ADS, the Shareholder will receive a cash payment equal to such fraction multiplied by the CAT Average Trading Price. For the purposes of determining the amount of any such cash payment, all DRC Shares deposited by a registered holder will be aggregated.

The Depositary will act as the agent of the persons who have deposited DRC Shares under the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons. Receipt of payment by the Depositary in the form elected by the Shareholder (or the Offeror with respect to the Top Up Amount or the Additional Top Up Amount, if any) shall be deemed to constitute receipt of payment by persons depositing DRC Shares.

Settlement with each Shareholder who has deposited DRC Shares under the Offer will be made by the Depositary forwarding: (a) for the DRC Shares in respect of which the CAT Share Option has been elected, a certificate for the CAT Shares to which such Shareholder is entitled under the Offer, provided that, if applicable, the person is a resident of a province of Canada or another jurisdiction in which the CAT Shares may be lawfully delivered without further action by the Offeror; (b) for the DRC Shares in respect of which the CAT ADS Option has been elected, CAT ADRs to which such Shareholder is entitled under the Offer, provided that, if applicable, the person is a resident of a province of Canada or another jurisdiction in which the CAT ADRs may be lawfully delivered without further action by the Offeror; and (c) if applicable, a cheque in Canadian dollars in payment for (A) that portion, if any, of the Top Up Amount and Additional Top Up Amount, if applicable, which the Offeror has elected to pay in cash; and (B) the cash equivalent of any fractional CAT Shares or fractional CAT ADSs, determined in accordance with the Offer, that is payable to such Shareholder. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates, or CAT ADRs and any cheques will be issued in the name of the registered holder of the DRC Shares so deposited. Unless the person depositing the DRC Shares instructs the Depositary to hold the certificate representing the CAT Shares or the CAT ADRs, as the case may be, and any cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate, or the CAT ADR and any cheque will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate or the CAT ADR and any cheque will be sent to the address of the holder as shown on the securities register maintained by or on behalf of DRC. Certificates or CAT ADRs and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

4. Time and Manner for Acceptance

The Offer is open for acceptance, unless withdrawn or extended at the sole discretion of the Offeror, subject to the terms of the Support Agreement, until the Expiry Time.

The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at the offices specified in the Letter of Transmittal at or before the Expiry Time:

(a) the certificate or certificates representing DRC Shares in respect of which the Offer is being accepted;

(b) a properly completed and duly signed copy of the Letter of Transmittal (or a manually signed facsimile copy), with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

(c) any other relevant document required by the instructions set forth on the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal. Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for DRC Shares may deposit certificates representing DRC Shares pursuant to the procedures for guaranteed delivery described in Section 5 below.

If an election is not made or is not properly made by a Shareholder with respect to the CAT Share Option or the CAT ADS Option in accordance with the instructions set forth in the Letter of Transmittal, such Shareholder will be deemed to have elected the CAT Share Option in respect of such DRC Shares deposited to the Offer.

5. Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's DRC Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those DRC Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a) such deposit is made only at the principal office of the Depositary in Toronto by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto at or before the Expiry Time; and

(c) the certificate or certificates representing the deposited DRC Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. EST on the third business day after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

6. Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until, but not after, the Expiry Time.

The Offeror may, at any time and from time to time while the Offer is open for acceptance, and subject to the terms of the Support Agreement, vary the terms of the Offer or extend the Expiry Time by giving notice in writing to the Depositary at its principal office in Toronto. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, shall be deemed to be extended to the date specified in such notice or in the case of a variation the Offer shall be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of DRC. In addition, the Offeror will provide a copy of such notice to the TSE. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. During any extension of the Offer, all DRC Shares previously deposited and not taken up and paid for or withdrawn will remain subject to the Offer and subject to applicable Law may be accepted for purchase by the Offeror on or before the Expiry Time in accordance with the terms of the Offer.

An extension of the Expiry Time shall not in and of itself constitute a waiver by the Offeror of any of its rights under Section 2 of the Offer to Purchase.

Under applicable Canadian provincial securities Law, if there is a variation in the terms of the Offer, the period during which DRC Shares may be deposited under the Offer shall not expire before 10 days after the notice of variation has been delivered. If, prior to the Expiry Time, the Offeror in its sole discretion shall increase the Offered Consideration, such increase shall be applicable to all holders whose DRC Shares are taken up under the Offer.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all the terms and conditions of such Offer have been complied with, except those waived by the Offeror, unless the Offeror first takes up and pays for all DRC Shares validly deposited under the Offer and not withdrawn.

7. Right to Withdraw Deposited DRC Shares

Except as otherwise provided in this Section 7, and with respect to Locked Up Shares which may only be withdrawn in accordance with the terms of the Lock Up Agreement, all deposits of DRC Shares under the Offer are irrevocable. DRC Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable Law):

(a) at any time where the Shareholder's DRC Shares have not been taken up by the Offeror;

(b) at any time before the expiration of 10 days from the date upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the DRC Shares where the Expiry Time is not extended for more than 10 days),

  is mailed, delivered or otherwise properly communicated, but subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable courts or securities regulatory authorities but only if such deposited DRC Shares have not been taken up by the Offeror at the date of mailing of the notice; or

(c) if the Shareholder's DRC Shares have not been paid for by the Offeror within three business days after having been taken up.

A notice of withdrawal of deposited DRC Shares must:

(a) be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication);

(b) be made by or on behalf of the depositing Shareholder;

(c) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the DRC Shares being withdrawn;

(d) specify that person's name, the number of DRC Shares to be withdrawn, the name of the registered holder of, and the certificate number shown on each certificate evidencing the DRC Shares to be withdrawn; and

(e) actually be received by the Depositary at the place of deposit within the applicable time specified above.

In addition, any signature in the withdrawal notice must be guaranteed in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery, except where the DRC Shares were deposited for the account of an Eligible Institution.

None of the Offeror, the Depositary, or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Withdrawals may not be rescinded and any DRC Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn DRC Shares may be redeposited at any time before the Expiry Time by again following one of the procedures described in Section 4 of the Offer to Purchase.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See Section 18 of the Circular, "Offeree's Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determinations shall be final and binding.

8. Return of Withdrawn DRC Shares

If any deposited DRC Shares are not taken up by the Offeror pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more DRC Shares than are deposited, certificates for DRC Shares that are not purchased will be returned, at the expense of the Offeror, to the depositing Shareholder by first class registered or insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such address is specified, to the address of such Shareholder as shown on the share register maintained by DRC. Certificates and other relevant documents will be returned as promptly as practicable following the Expiry Time or withdrawal or early termination of the Offer.

9. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, share certificates, CAT ADRs and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to cheques, share certificates, ADRs and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the DRC Shares were delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 10 of the Offer to Purchase, the deposit of cheques, share certificates, CAT ADRs and any other relevant documents with the Depositary in such circumstance shall constitute delivery to the persons entitled thereto and the DRC Shares shall be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offeror shall be given in accordance with Section 10 of the Offer to Purchase.

10. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid, first class mail to the registered holders of such securities at their respective addresses appearing in the appropriate registers maintained by DRC and will be deemed, unless otherwise specified by applicable law, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSE for dissemination through their facilities or if it is published in a newspaper or newspapers of general circulation in Toronto and Montreal or if it is given to the Canada News Wire Service.

At the Offeror's request, DRC has provided the Offeror with a list of the names and addresses of the Shareholders for the purposes of disseminating the Offer and any required notices to such Shareholders.

Unless post offices are not open for the deposit of mail, the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders. In addition, the

Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of DRC Shares when such list or listing is received.

Wherever the Offer to Purchase calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been received at one of the offices specified in the Letter of Transmittal.

11. General

The method of delivery of certificates representing DRC Shares and all other documents is at the option and risk of each Shareholder and delivery will be effective only when such documents are actually received by the Depositary. The Offeror recommends that certificates and accompanying Letters of Transmittal be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, the Offeror recommends that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained.

Shareholders whose DRC Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those DRC Shares under the Offer.

No fee or commission will be payable by a Shareholder who delivers DRC Shares directly to the Depositary. See section 16 of the Circular, "Certain U.K. Tax Considerations — *U.K. Stamp Duty and Stamp Duty Reserve Tax ("SDRT")*" for the U.K. stamp duty consequences arising on a transfer of DRC Shares.

The Offeror reserves the right to permit a Shareholder to accept the Offer in a manner other than as set out above.

Holders of DRC Shares that are Restricted Securities are not eligible to elect the CAT ADS Option. Shareholders that are U.S. Persons (within the meaning of Regulation S under the U.S. Securities Act) that have acquired their DRC Shares from DRC or an affiliate of DRC (within the meaning of the U.S. Securities Act) may hold Restricted Securities. These Shareholders should consult with U.S. legal counsel before electing the CAT ADS Option.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Purchased Securities deposited under the Offer, including the propriety and effect of the execution of the Letter of Transmittal will be determined by the Offeror in its sole discretion, and depositing holders of Purchased Securities agree that such determination shall be final and binding. Subject to the terms of the Support Agreement and Lock-Up Agreement, the Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form, or which, in the opinion of counsel, it may be unlawful to accept under the Laws of any jurisdiction. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and Notice of Guaranteed Delivery will be final and binding. There shall be no obligation on the Offeror, the Depositary, or any other Person to give notice of any defect or irregularity in acceptance and no liability shall be incurred by any of them to any Person for failure to give such notice.

The deposit of DRC Shares pursuant to the procedures described in the Offer to Purchase will constitute a binding agreement between the depositing Shareholder and the Offeror and such agreement shall be subject to the conditions of the Offer and include representations and warranties of the depositing Shareholders that: (i) such person has full power and authority to deposit, sell, assign and transfer the DRC Shares being deposited; (ii) such person owns the DRC Shares being deposited; (iii) the deposit of such DRC Shares complies with applicable securities Laws; and (iv) when such DRC Shares are taken up and paid for by the Offeror, in accordance with the Offer, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities. Shareholders electing the CAT ADS Option must further represent and warrant that the DRC Shares being tendered for CAT ADSs are not Restricted Securities.

12. Other Terms of the Offer

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer to Purchase, and, if any such information or representation is given or made, it must not be relied upon as having been authorized.

The provisions of the Definitions, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer to Purchase.

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

The Offer is not being made to or directed at (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction, outside Canada and the United States, in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. In particular, the Offer and Circular has not been approved for the purposes of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom by an authorised person (within the meaning of section 31(2) of that Act) and accordingly the Offer is not being made to, or directed at, persons in the United Kingdom, nor should such persons take any action whatsoever in connection therewith. The Offeror will not mail or deliver, or authorise the mailing or delivery of this document, and the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and Listing Particulars (or any related offering document) in or into the United Kingdom, including the DRC Shareholders with registered addresses in the United Kingdom or to persons whom the Offeror knows to be nominees, trustees or custodians for such persons. Persons receiving such documents (including, without limitation, nominees, trustees or custodians) should not distribute or send them into the United Kingdom (whether using the mail or otherwise) and so doing may invalidate any purported acceptance of the Offer. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer to Purchase, together with the documents forming part of the Offer to Purchase, constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer to Purchase.

Dated: February 1, 2002

3982904 CANADA INC.

(Signed) JOHN ASTON
President

CIRCULAR

This Circular is supplied by the Offeror with respect to the accompanying Offer to Purchase. The terms and provisions of the Offer to Purchase are incorporated into and form part of this Circular and Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Annex A (Information Concerning CAT) and Annex B (CAT Financial Statements) also form a part of this Circular. Capitalized words and terms used in this Circular but not defined herein shall have the meanings given to them above under the heading "Definitions" at the front of this document.

1. CAT and the Offeror

CAT is a biotechnology company based in the United Kingdom with an advanced platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. CAT uses its proprietary technology for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

CAT's platform technology mimics aspects of the human immune system and CAT has created a library of more than 100 billion distinct human monoclonal antibodies for the discovery and identification of drug candidates. CAT's strategy is to develop a portfolio of therapeutic antibody-based products, through collaborations with other pharmaceutical and biotech companies, such as Abbott Laboratories, Wyeth-Ayerst, Genzyme Corporation, Human Genome Sciences and Pharmacia. There are currently six human monoclonal antibody product candidates at the clinical trials stage that have been developed using CAT's technology.

CAT's business was established in 1990 by Dr. David Chiswell, the current Chief Executive Officer, and leading scientists from the Medical Research Council. In March 1997, CAT completed its initial public offering and listing on the LSE, raising approximately £38.4 million (net of expenses). In April 2000, CAT raised a further approximately £89.5 million (net of expenses) in a follow-on share offering. In June 2001, CAT established an American depositary receipt program and on June 11, 2001, CAT ADSs commenced trading on the Nasdaq. As of January 31, 2002, CAT employed approximately 260 people.

For the fiscal year ended September 30, 2001, CAT had revenues of approximately £7.1 million and a loss before taxation of approximately £11.8 million. CAT had net assets as at that date of approximately £156.1 million, with net cash and liquid resources of approximately £156.7 million. As at January 31, 2002, CAT's market capitalization was approximately £568.9 million.

CAT's registered office and principal place of business is located at The Science Park, Melbourn, Cambridgeshire, United Kingdom, SG8 6JJ, telephone number +44-(0)17623-263-233.

The Offeror was incorporated under the CBCA on December 10, 2001 for the sole purpose of making the Offer. The Offeror is a wholly-owned subsidiary of CAT. To date, the Offeror has engaged in no activities other than those incidental to its organization and the making of the Offer. The registered office of the Offeror is located at 1 First Canadian Place, Suite 6600, Toronto, Ontario, M5X 1B8.

Authorized and Outstanding Share Capital of CAT

The authorized capital stock of CAT consists of 50 million ordinary shares of 10 pence par value each. As of January 31, 2002, there were 35,554,702 ordinary shares issued and outstanding.

CAT ADSs each represent one CAT Share and are evidenced by CAT ADRs issued by The Bank of New York, as depositary. As of January 31, 2002, approximately 1.4% of CAT's issued and outstanding share capital was represented by CAT ADSs.

Assuming that all of the DRC Shares are deposited to the Offer and that the Offeror takes up and pays for the DRC Shares under the Offer, based on an Initial Exchange Ratio of 0.076, CAT will issue 3,195,893 CAT Shares (in the form of CAT Shares or CAT ADSs, as the case may be). The actual number of CAT Shares to be issued will depend on (a) the CAT Share Exchange Ratio, and (b) how CAT elects to pay the Top Up Amount, if applicable, and the Additional Top Up Amount, if applicable.

Further Information Regarding CAT

Further information with respect to CAT is set forth in Annex A (Information Concerning CAT) and Annex B (CAT Financial Statements), which are incorporated into and form part of this Circular.

Price Range and Trading Volumes of CAT Shares and CAT ADSs

The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the CAT Shares on the LSE and the CAT ADSs on the Nasdaq, respectively:

	LSE			Nasdaq		
Calendar Period	**High (£)**	**Low (£)**	**Volume (000s)**	**High (U.S.$)**	**Low (U.S.$)**	**Volume (000s)**
2000						
1st Quarter	53.00	5.80	20,757	—	—	—
2nd Quarter	32.32	14.75	11,914	—	—	—
3rd Quarter	42.75	28.50	11,793	—	—	—
4th Quarter	44.50	23.75	14,802	—	—	—
2001						
1st Quarter	37.93	12.00	15,751	—	—	—
2nd Quarter	27.25	14.50	11,533	—	—	—
June	27.00	19.53	4,069	38.00	29.20	662
July	21.80	16.20	2,482	31.44	23.20	273
August	16.80	14.66	3,195	24.90	21.25	79
September	15.49	8.40	3,166	21.95	12.95	45
October	20.60	12.88	4,475	30.95	19.35	313
November	19.98	16.50	3,557	28.82	23.15	252
December	19.73	15.60	2,391	26.75	22.75	57
2002						
January	19.49	14.03	3,892	27.25	22.07	124

Note: Source for LSE and Nasdaq data is Reuters.

CAT announced its intention to make the Offer on January 17, 2002. On January 16, 2002, the closing price of the CAT Shares on the LSE was £17.00 and the closing price of the CAT ADSs on the Nasdaq was U.S.$24.50. On January 31, 2002, the closing price of the CAT Shares on the LSE was £16.00 and the closing price of the CAT ADSs on the Nasdaq was U.S.$22.07.

2. DRC

Corporate Overview

DRC profits from the growth of the global healthcare market by acquiring royalty streams generated from participants in the healthcare sector such as universities, inventors, and biotechnology and pharmaceutical companies. DRC also creates new royalty streams by providing capital in exchange for a percentage of sales of a product, basket of products or all corporate sales of the healthcare company. The royalty is based on a percentage of sales over a period of time.

DRC's portfolio includes interests in a variety of high profile drugs such as Amgen's Neupogen®, Bristol-Myers Squibb's Taxol® and Johnson & Johnson's Remicade®. DRC also has interest in Schering-Plough's Clarinex® and Celgene's Thalomid®.

For the fiscal year ended August 31, 2001, DRC had revenues of approximately $21.1 million (of which approximately $19.3 million were revenues derived from royalties) and net earnings of approximately $6.3 million. For the three months ended November 30, 2001, DRC had revenues of approximately $6.0 million (of which approximately $5.7 million were revenues derived from royalties) and net earnings of approximately $1.7 million. As at January 31, 2002, DRC's market capitalization was approximately $117.7 million.

DRC is incorporated under the laws of Canada and its corporate headquarters is located at 8 King Street East, Suite 202, Toronto, Ontario, M5C 1B5, telephone number 416-863-1865.

Authorized and Outstanding Share Capital of DRC

DRC is authorized to issue an unlimited number of DRC Shares without par value and an unlimited number of preferred shares issuable in one or more series. As of January 31, 2002, (i) 40,874,339.5 DRC Shares (excluding DRC Shares issuable upon the exercise of outstanding Options and after giving effect to the cancellation of 10,000 DRC Shares purchased by DRC pursuant to its normal course issuer bid) were issued and outstanding and no preferred shares were issued and outstanding, and (ii) Options to acquire up to a maximum of 1,176,878 DRC Shares (assuming certain elections are made by Option holders and subject to the approval of the TSE regarding certain amendments to the Stock Option Plan) were outstanding.

Subject to the rights, privileges, restrictions and conditions attaching to any shares of DRC ranking senior to the DRC Shares, holders of DRC Shares are entitled to receive such dividends, if any, as may be declared by the directors in their discretion. DRC has not paid any dividends on the DRC Shares in the last three financial years.

Upon the liquidation, winding-up or dissolution of DRC, the holders of DRC Shares are entitled to receive the net assets of DRC available after the payment of debts and other liabilities, subject to the prior rights of the holders of any shares ranking senior to the DRC Shares. Holders of DRC Shares are entitled to receive notice of and to attend all meetings of shareholders, except special meetings of shareholders of another class or series, and at all such meetings will be entitled to one vote for each DRC Shares held on all matters submitted to a vote of shareholders.

Price Range and Trading Volume of DRC Shares

The following table sets forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the DRC Shares on the TSE:

	TSE		
Calendar Period	**High ($)**	**Low ($)**	**Volume (000s)**
2000			
1st Quarter	3.46	1.65	6,660
2nd Quarter	2.20	1.70	1,460
3rd Quarter	2.10	1.51	2,431
4th Quarter	2.05	1.60	1,987
2001			
1st Quarter	2.25	1.76	1,755
2nd Quarter	2.16	1.82	2,444
July	2.15	2.00	352
August	2.14	2.00	299
September	2.22	2.00	347
October	2.25	2.05	359
November	2.65	2.10	887
December	2.65	2.26	550
2002			
January	2.98	2.55	6,369

CAT announced its intention to make the Offer on January 17, 2002. On January 16, 2002, the closing price of the DRC Shares on the TSE was $2.78. The weighted average closing price of the DRC Shares on the TSE for the 60 trading days ending on January 16, 2002 was $2.51. On January 31, 2002, the closing price of the DRC Shares on the TSE was $2.88.

3. Background to the Offer

Discussions between CAT and DRC

In 1994, in order to obtain operating capital, CAT Limited entered into the Royalty Agreement with DRC. Although the Royalty Agreement was a source of much needed operating capital at the time it was entered into, as CAT progressed over time, and in particular following its listing on the LSE in 1997, CAT began to see advantage in the repurchase from DRC of the royalty rights provided for in the Royalty Agreement.

In the spring of 1998, John Aston, the Finance Director of CAT, contacted Jim Webster, the President of DRC, and informed him that CAT would be interested in repurchasing the royalty rights. Discussions regarding the repurchase continued between the parties off and on over the ensuing 3.5 years. However, the parties were unable to agree on a price, the form of consideration and other terms.

Discussions between the two companies resumed in the summer of 2001, when DRC informed CAT that it would consider a sale of the company. The purchase by CAT of DRC was of interest to CAT. DRC has an established portfolio of royalty and royalty-related interests in marketed pharmaceutical products which generates strong positive cash flow. This cash flow could be used by CAT to help fund the development of antibody products within its own portfolio. Additionally, DRC's royalty-based cash flow streams are of a similar nature to those which CAT anticipates to derive in the future from its own collaborator-funded programs.

Following initial discussions, DRC and CAT entered into the Confidentiality Agreement. Protracted negotiations ensued and, in November 2001, CAT engaged Osler, Hoskin & Harcourt LLP as Canadian legal advisors and Merrill Lynch as financial advisors. With the assistance of these advisors, CAT submitted various proposals to acquire all of DRC's issued and outstanding shares and, on December 21, 2001, the parties settled on terms and agreed to proceed with the preparation of definitive documentation.

The Confidentiality Agreement was amended to provide CAT with exclusivity until January 17, 2002, subject to the fiduciary duty of the board of directors of DRC to entertain Superior Proposals and CAT was granted permission to contact the Locked Up Shareholders to discuss with them the terms of a lock up agreement in support of the offer by CAT. Also on December 21, 2001, the financial advisors for each party exchanged due diligence request lists. From December 21, 2001 onwards, certain confidential information was exchanged for review.

The terms of the Support Agreement and Lock Up Agreement were negotiated over the next few weeks with DRC and the Locked Up Shareholders, respectively. On January 17, 2002, the parties announced that they had entered into the Support Agreement pursuant to which CAT agreed to make the Offer and the Locked Up Shareholders entered into the Lock Up Agreement.

CAT proceeded to prepare the Offer and Circular which were approved for delivery to DRC's shareholders at a meeting of the board of directors of CAT on January 31, 2002.

Support Agreement

Pursuant to the Support Agreement and subject to the conditions set forth therein, CAT has agreed to make the Offer through the Offeror. DRC has represented to CAT that: (i) the board of directors of DRC, based on the recommendation of its Special Committee and upon consultation with and the receipt of advice from its financial and legal advisors, has determined that the Offer is in the best interests of DRC; (ii) the board of directors of DRC has resolved to recommend to the Shareholders that they accept the Offer; and (iii) after reasonable inquiry, the board of directors of DRC believes that all of the directors and senior officers of DRC intend to tender their DRC Shares, including DRC Shares issuable upon the exercise of all Options held by them, to the Offer.

Covenants of DRC

In the Support Agreement, DRC has covenanted, among other things, that:

(a) until the earliest of the Offeror having taken up and paid for DRC Shares under the Offer, the appointment or election to the board of directors of DRC of persons designated by the Offeror who represent a majority of the directors of DRC or the termination of the Support Agreement, DRC shall, and shall cause its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and DRC shall use all reasonable commercial efforts, and cause each of its Subsidiaries to use its reasonable commercial efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its and their officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;

(b) DRC and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise, solicit, initiate or encourage inquiries, submissions, proposals or offers from any third party (including any of it officers or employees) relating to any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other third party to do or seek to do any of the foregoing; however, nothing in the Support Agreement shall prevent the board of directors of DRC or DRC, in respect of a Superior Proposal, from considering, participating in any discussions, releasing a third party from any standstill agreement, negotiating, approving, cooperating in any way with (including, subject to the provisions of the Support Agreement described in paragraph (e) below, furnishing information) assisting or facilitating any such Superior Proposal or recommending to the Shareholders or, subject to compliance with the provisions of the Support Agreement described in paragraph (f) below, entering into an agreement, understanding or arrangement in respect of a Superior Proposal;

(c) it shall immediately cease and cause to be terminated any existing discussions or negotiations with any party (other than CAT) with respect to any Acquisition Proposal and request the return or destruction of all confidential information provided in connection therewith and it shall not release any third party from any confidentiality or standstill agreement except as described in paragraph (b) above;

(d) it shall promptly notify CAT of any *bona fide* Acquisition Proposal or any inquiry that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information related to DRC or its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of DRC or any Subsidiary by any third party that informs DRC, any member of the board of directors of DRC or such Subsidiary that it is considering making, or has made, an Acquisition Proposal;

(e) if the board of directors of DRC receives a request for material non-public information from a Person who proposes to DRC a *bona fide* written Acquisition Proposal and the board of directors of DRC determines, in accordance with the Support Agreement, that such Acquisition Proposal is likely to, if consummated in accordance with its terms, result in a Superior Proposal, then (and only in such case) the board of directors of DRC may, subject to the execution by such Person of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to DRC than the Confidentiality Agreement, provide such party with access to such information provided that DRC sends a copy of any such confidentiality and standstill agreement to CAT promptly upon its execution and CAT is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided;

(f) it shall not enter into any agreement (a "Proposed Agreement"), other than a confidentiality and standstill agreement described in paragraph (e) above, with any Person providing for or to facilitate any Acquisition Proposal unless the board of directors of DRC determines that such Acquisition Proposal is likely to, if consummated in accordance with its terms, constitute a Superior Proposal and then will not do so without providing CAT with an opportunity to amend the Support Agreement and the Offer to provide for at least equivalent financial terms to those included in such Proposed Agreement as determined by the board of directors of DRC, acting in good faith and in accordance with its fiduciary duties. In particular, DRC has agreed to provide to CAT a copy of any Proposed Agreement relating to such Superior Proposal not less than three business days prior to the proposed execution of the Proposed Agreement by DRC. The board of directors of DRC will review any Offer provided to DRC within three business days of delivery of the Proposed Agreement, and DRC will amend the Support Agreement if the board of directors of DRC determines, acting in good faith and in accordance with its fiduciary duties, that the amended Offer is at least as favourable to Shareholders as the Acquisition Proposal provided in the Proposed Agreement;

(g) subject to the receipt of all appropriate regulatory approvals, DRC will make such amendments to the Stock Option Plan and take all such other steps as may be necessary or desirable: (i) to allow all persons holding Options pursuant to the Stock Option Plan who may do so under applicable laws to exercise their Options on an accelerated vesting basis solely for the purpose of tendering under the Offer all DRC Shares issued in connection with such exercise, conditional upon the Offeror agreeing to take up such DRC Shares; and (ii) to allow all persons holding Options pursuant to the Stock Option Plan who may do so under applicable laws to exercise their Options in a manner where the holder shall receive a number of DRC Shares equal to the number of DRC Shares subject to such Option multiplied by a fraction, of which the numerator is the amount by which the fair market value of a DRC Shares exceeds the exercise price per DRC Shares under such Option and the denominator is the fair market value of a DRC Shares, in consideration for the cancellation of the entitlement to receive the remainder of the DRC Shares subject to such Option; and

(h) promptly upon the take-up and payment by the Offeror pursuant to the Offer of more than 50.1% of the outstanding DRC Shares on a fully-diluted basis and from time to time thereafter, CAT shall be entitled to designate the directors of the board of directors of DRC and any committees thereof and DRC shall not frustrate CAT's attempts to do so and DRC shall co-operate with CAT subject to applicable laws to obtain the resignation of any then incumbent directors effective on the date specified by CAT and to facilitate CAT's designees to be elected or appointed to the board of directors of DRC (including, without limitation, at the request of CAT, by using all commercially reasonable efforts to secure the resignations of the incumbent directors to enable CAT's designees to be elected or appointed to the board of directors).

In the Support Agreement, DRC also made certain customary representations, warranties, covenants and agreements with respect to, among other things: conducting the business of DRC; refraining from corporate reorganisations, the issuance of securities and the entering into of certain agreements; the capitalization of DRC; corporate authority and execution; compliance with laws and licenses; regulatory filings; accuracy of financial statements of DRC; interest in properties; material agreements; employment matters; intellectual property rights; royalty contracts; compliance with laws; absence of certain changes in the conduct of DRC's business; litigation; taxes; books and records; insurance; pension and employment benefits; and environmental matters.

Covenants of CAT and the Offeror

The Offeror has agreed that, without the prior written consent of DRC, it will not: (i) increase the Minimum Tender Condition (provided that, the Offeror may, in its sole discretion waive the Minimum Tender Condition only if not less than 50.01% of the outstanding DRC Shares (on a fully diluted basis) are deposited under the Offer); (ii) decrease the Offered Consideration (except in circumstances where, after January 16, 2002, DRC has declared, set aside or paid any dividend or distribution (whether in cash, stock, property or otherwise) with respect to the DRC Shares); (iii) change the form of the Offered Consideration (other than to add additional consideration); (iv) impose additional conditions to the Offer; or (v) otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders. CAT has agreed to provide DRC with prompt written notice of any change in the business, operations, assets, condition, prospects, licences, permits, rights, privileges, or liabilities of CAT or any of its Subsidiaries, taken as a whole, which when considered either individually or in the aggregate, would have a CAT Material Adverse Effect.

CAT also made certain customary representations, warranties, covenants and agreements with respect to, among other things: corporate authority and execution; compliance with laws; the capitalization of CAT; securities regulatory filings; accuracy of financial statements of CAT; litigation; absence of certain changes in the conduct of CAT's business; funding of the Offer; the free tradeability of the CAT Shares and CAT ADSs to be issued pursuant to the Offer; interest in property; and intellectual property rights.

Termination by Mutual Agreement or by Either CAT or DRC

The Support Agreement may be terminated at any time by mutual consent of CAT and DRC. The Support Agreement may also be terminated by either CAT or DRC if:

(i) the Offeror has not taken up and paid for at least 50.01% of the outstanding DRC Shares (on a fully diluted basis) under the Offer within 90 days after the Offer is commenced, otherwise than as a result of the breach by such Party of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of such party in the Support Agreement being untrue or incorrect in any material respect; provided, however, that if the Offeror's take-up and payment for DRC Shares deposited under the Offer is delayed by (a) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (b) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for DRC Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by DRC pursuant to this provision of the Support Agreement until the earlier of (a) the date which is 120 days after the Offer is commenced, and (b) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; or

(ii) CAT has been notified in writing by DRC of a Proposed Agreement in accordance with the provisions of the Support Agreement and (a) CAT does not deliver an amended Offer within three business days of delivery of the Proposed Agreement to CAT, or (b) the Board of Directors of DRC determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to CAT's amended Offer.

Termination by the CAT

The Support Agreement may be terminated by CAT if: (i) any condition of the Offer is not satisfied or waived by the Expiry Date; (ii) DRC is in breach of any of its representations or warranties or in default of any material covenant or obligation under the Support Agreement and such breach or default has had or is reasonably likely to have a DRC Material Adverse Effect, or would prevent or materially delay consummation of the transactions contemplated by the Support Agreement; (iii) the board of directors of DRC withdraws, modifies or changes its recommendation in favour of the Offer; (iv) the board of directors of DRC approves or recommends acceptance of an Acquisition Proposal; or (v) the board of directors of DRC does not reaffirm its recommendation in favour of the Offer to the Shareholders in a press release or directors' circular within 10 days after the public announcement or commencement of an Acquisition Proposal.

Termination by DRC

The Support Agreement may be terminated by DRC if either CAT or the Offeror is in breach of any of its representations or warranties or in default of any material covenant or obligation under the Support Agreement and such breach or default has had or is reasonably likely to have a CAT Material Adverse Effect, or would prevent or materially delay consummation of the transactions contemplated by the Support Agreement.

Automatic Termination

The Support Agreement will automatically terminate if the Maximum Share Condition is not satisfied.

Lock-Up Agreement

The following is a summary of the principal terms of the Lock-Up Agreement:

Pursuant to the Lock-Up Agreement, and subject to the conditions therein, the Offeror has agreed to make the Offer and each of the Locked Up Shareholders has agreed to tender under the Offer, and not withdraw except in the circumstances described in the Lock-Up Agreement, all of the Locked Up Shares.

Covenants of the Locked Up Shareholders

Each of the Locked Up Shareholders agrees: (i) after the Offeror has made the Offer to deposit their Locked Up Shares under the Offer as soon as reasonably practicable but in any event at least five business days prior to the Expiry Time; and (ii) thereafter not to withdraw their Locked Up Shares, or permit their Locked Up Shares to be withdrawn, from the Offer except in accordance with the terms of the Lock-Up Agreement. Each Locked Up Shareholder shall be entitled to withdraw their Locked Up Shares if: (a) in certain circumstances, the Support Agreement is terminated by DRC; (b) a take-over bid is made to purchase all the issued and outstanding shares of DRC for a consideration per DRC Share of at least $3.20, provided that the Offeror has been given and has declined the opportunity to amend the Offer to provide for additional consideration; (c) the board of directors of DRC withdraws, modifies or changes its recommendation in favour of the Offer; or (d) the Offeror extends the Offer once the CAT Share Exchange Ratio has been announced without first taking up the Locked Up Shares.

Each Locked Up Shareholder severally agrees that, during the period commencing on January 16, 2002, being the date of the Lock-Up Agreement, and continuing until the earlier of (i) the termination of the Offer, and (ii) the termination of the Lock-Up Agreement, except to the extent permitted by the Lock-Up Agreement, (a) it will immediately cease and cause to be terminated existing discussions, if any, with parties (other than CAT) with respect to any Acquisition Proposal and it will not, directly or indirectly, make, solicit, initiate, promote or encourage inquiries from or submission of proposals or offers from any Person whatsoever (including any of its officers or employees), other than CAT or its affiliates, relating to any Acquisition Proposal, or otherwise assist or participate in, facilitate or encourage, any effort or attempt by any Person other than CAT or its affiliates to do or seek to do any of the foregoing; provided, however, that the foregoing shall not prevent an employee of a Locked up Shareholder who is a member of the board of directors of DRC from responding solely in his or her capacity as a member of the board of directors of DRC to any *bona fide* written Acquisition Proposal under the Support Agreement; and (b) it will not sell, transfer or encumber in any way any Locked Up Shares or relinquish or restrict such Locked Up Shareholder's right to vote any Locked Up Shares or any other securities of DRC, other than pursuant to the Offer.

Termination

The Lock-Up Agreement may be terminated at any time: (A) by mutual consent of CAT and the Locked Up Shareholders, (B) by any party thereto if the Support Agreement is terminated, (C) by CAT if (i) any condition for CAT's benefit set out in the Support Agreement is not satisfied or waived; (ii) if any of the Locked Up Shareholders are in default of any material covenant or obligation; (iii) any condition of the Offer shall not be satisfied or waived at the Expiry Time and the Offeror does not elect to waive such condition or extend the Offer, or (D) by a Locked Up Shareholder with regard to the obligations of such Locked Up Shareholder if (i) any representation or warranty of the Offeror or CAT shall have been untrue or incorrect in any material respect or if the Offeror or CAT fails to comply with certain obligations in any material respect; (ii) if, subject to certain exceptions, DRC Shares have not been taken up and paid for by the Offeror when required by applicable Law or within 90 days after the Offer has been commenced; (iii) if the CAT Shares or CAT ADSs, as the case may be, to be issued under the Offer are not freely tradeable under applicable securities laws in Canada and the United States or are subject to restrictions on subsequent transfers under the laws of England and Wales; (iv) the condition regarding admission to the Official List of the CAT Shares to be issued under the Offer set out in section 2(d) of the Offer to Purchase has not been met; or (v) such Locked Up Shareholder has determined that a

CAT Material Adverse Effect has occurred. Upon termination of the Lock-Up Agreement, the Locked Up Shareholders shall be entitled to withdraw any Locked Up Shares deposited pursuant to the Offer.

Royalty Agreement Amending Deed

In 1994, CAT Limited entered into the Royalty Agreement with DRC pursuant to which DRC purchased, for £1.5 million, rights to a percentage of the revenues of CAT from contracts and products and, in the case of contracts or commercial transactions concerning products where a corporate partner subscribes for share capital or instruments convertible into share capital of CAT ("equity"), the value of that equity. For these purposes, however, equity value cannot exceed 30% of the maximum monetary value of all consideration paid or payable to CAT under the transaction. DRC's rights, as described above, continue until November 13, 2009, although the percentage of cash receivable to which DRC is entitled reduces over time. The royalty rate until September 30, 1999 was 4.5%. Until September 30, 2004, DRC is entitled to 3.5%, declining to 2.5% until November 13, 2009.

CAT, CAT Limited and DRC have entered into the Royalty Agreement Amending Deed pursuant to which they have agreed to amend the Royalty Agreement to permit CAT to terminate the Royalty Agreement upon the payment to DRC of $14 million in cash or CAT Shares or, at CAT's election, a combination of both, at any time upon or after a change of control of DRC. CAT is not permitted to terminate the Royalty Agreement if the Offer is not completed at the Expiry Date because DRC has terminated the Support Agreement as a result of either CAT or the Offeror being in breach of any of its representations or warranties or in default of a material covenant or obligation under the Support Agreement (such breach or default having had or being reasonably likely to have a CAT Material Adverse Effect or preventing or materially delaying consummation of the transactions contemplated by the Support Agreement). CAT will not be entitled to terminate the Royalty Agreement if the Support Agreement is automatically terminated because the Maximum Share Condition is not satisfied.

4. Purpose of the Offer and CAT's Plans for DRC

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all of the DRC Shares. The effect of the Offer is to give to all Shareholders the opportunity to receive the Offered Consideration in respect of their DRC Shares. The Offered Consideration at the Initial Expiry Date represents an 8% premium over the $2.78 per share closing price of the DRC Shares on the TSE on January 16, 2002 (being the last day of trading prior to the announcement of the Offer) and a 20% premium to the volume-weighted average trading price of the DRC Shares on the TSE for the 60 days prior to the announcement of the Offer.

If the Offeror takes up and pays for the DRC Shares validly deposited under the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all the DRC Shares not deposited under the Offer or, if such statutory right of acquisition is not available, the Offeror intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby the Offeror will acquire any DRC Shares not deposited under the Offer. See Section 5 of the Circular, "Acquisition of Shares Not Deposited".

Plans for DRC

DRC generates strong cash flow from its portfolio of drug royalty interests. CAT believes that the acquisition of DRC will be of incremental value to CAT as it progresses its numerous monoclonal antibody therapies through clinical development. DRC's net cash position will provide CAT with further funding as it continues the creation and development of its growing pipeline of new antibody drugs. Additionally, DRC's royalty-based cash flow streams are of a similar nature to those that CAT expects to derive in the future from its own collaborator-funded programs. CAT also believes that it will benefit from acquiring indirectly the benefits of its royalty-based obligations under the Royalty Agreement. CAT does not expect to continue DRC's investment strategy of acquiring or creating new royalty interests. For this reason, CAT does not expect to retain the services of DRC's management team, except possibly in connection with the orderly wind-down of DRC's operations. CAT expects that severance costs will not exceed $1.7 million.

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If permitted by applicable law, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction (as defined below), the Offeror intends to delist the DRC Shares from the TSE and, where applicable, to cause DRC to cease to be a reporting issuer where applicable. See Section 13 of the Circular, "Effect of the Offer on the Market for and Listing of the DRC Shares".

5. Acquisition of Shares Not Deposited

Compulsory Acquisition

If, within 120 days after the date hereof, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding DRC Shares, other than DRC Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the CBCA), and the Offeror acquires such deposited DRC Shares under the Offer, the Offeror currently intends to acquire the DRC Shares not deposited under the Offer on the same terms as the DRC Shares acquired under the Offer pursuant to the provisions of section 206 of the CBCA (a "Compulsory Acquisition").

To exercise such statutory right, the Offeror must give notice (the "Offeror's Notice") to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such DRC Shares) (in each case, a "Dissenting Offeree") and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days from the date of the termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to DRC the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the DRC Shares held by such Dissenting Offeree to DRC, and must elect either to transfer such DRC Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such DRC Shares held by such holder. A Dissenting Offeree who does not within 20 days after the Dissenting Offeree receives the Offeror's Notice notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree's DRC Shares is deemed to have elected to transfer such DRC Shares to the Offeror on the same terms that the Offeror acquired DRC Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such DRC Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such DRC Shares of such Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to DRC referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such DRC Shares to the Offeror on the terms that the Offeror acquired DRC Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the DRC Shares could be more or less than the amount paid under the Offer.

The foregoing is a summary only of the right of Compulsory Acquisition that may become available to the Offeror and is qualified in its entirety by the provisions of section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations" and Section 16 of the Circular, "Certain U.K. Tax Considerations", for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

If a Shareholder does not receive the Offeror's Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require the Offeror to acquire the Shareholder's DRC Shares on the terms of the Offer (a "Compelled Acquisition").

The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of section 206.1 of the CBCA. Section 206.1 of

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the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206.1 of the CBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for DRC Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror currently intends to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving DRC and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all DRC Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). The timing and details of any such transaction will depend on a number of factors, including the number of DRC Shares acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the DRC Shares deposited under the Offer, the Offeror should own sufficient DRC Shares to effect such Subsequent Acquisition Transaction. While the Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction would be the same consideration as the consideration offered under the Offer and would be calculated using the CAT Share Exchange Ratio (plus, if applicable, the Top Up Amount and, if applicable, the Additional Top Up Amount), the consideration offered to holders of DRC Shares in a Subsequent Acquisition Transaction could ultimately have a higher or lower value than the value of the Offered Consideration pursuant to the Offer.

Each type of Subsequent Acquisition Transaction described above would be a "going private transaction" within the meaning of certain applicable Canadian securities legislation and regulations (collectively the "Regulations"), Rule 61-501 and Policy Q-27, if such Subsequent Acquisition Transaction would result in the interest of the Shareholder being terminated without the consent of the Shareholder. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "going private transaction" carried out in accordance with Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the "related party transaction" provisions of Rule 61-501 and Policy Q-27 would not apply to such transaction. The Offeror intends to carry out any such going private transaction in accordance with Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the going private transaction.

The Regulations, Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the DRC Shares (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the DRC Shares a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and CVMQ, respectively, exempting the Offeror or DRC or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction.

The provisions of the CBCA will require the approval of at least 66⅔% of the votes cast by holders of the outstanding DRC Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the CVMQ. In relation to any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC and the CVMQ as required, all Shareholders other than the Offeror, the directors and senior officers of the Offeror, any associate or affiliate of the Offeror, any person or company acting jointly or in concert with any of the foregoing persons (other than DRC) and any person who is a "related party" of the Offeror as defined by Rule 61-501 and Policy Q-27. Rule 61-501 and Policy Q-27 also provide that the Offeror may treat DRC Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if the consideration for each security in the

Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to Shareholders under the Offer and the Offeror intends to cause DRC Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the DRC Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority shareholders.

If the Offeror decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving DRC, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional DRC Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from DRC, or taking no further action to acquire additional DRC Shares. Any additional purchases of DRC Shares could be at a price greater than, equal to or less than the price to be paid for DRC Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all DRC Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for DRC Shares under the Offer.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their DRC Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their DRC Shares. The fair value of DRC Shares so determined could be more or less than the amount paid per DRC Shares pursuant to the Subsequent Acquisition Transaction or the Offer.

Judicial Developments

Prior to the adoption of OSC Rule 61-501 (or its predecessor, OSC Policy 9.1), and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend both in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designated to ensure substantive fairness to the minority shareholders. Under the CBCA, a corporation may carry out a "going private transaction", as defined in the CBCA, provided that it complies with any applicable provincial securities laws. Shareholders should consult their legal advisors for a determination of their legal rights.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

6. Source of Offered Consideration

CAT shall issue CAT Shares (including CAT Shares underlying CAT ADSs) which are to be delivered to Shareholders under the Offer. CAT has the necessary funds to make all cash payments to be made to Shareholders under the Offer and shall provide such funds to the Offeror. Cash shall be paid to Shareholders: (i) in lieu of any fractional share of a CAT Share or CAT ADS payable to a Shareholder under the Offer; (ii) if the Offeror elects to pay any or all, if applicable, of the Top Up Amount in cash; and (iii) if the Offeror elects to pay any or all, if applicable, of the Additional Top Up Amount in cash.

7. Beneficial Ownership of and Trading in Securities of DRC

Neither CAT nor the Offeror currently owns any DRC Shares. However, CAT has the right to acquire the Locked Up Shares under the Lock-Up Agreement described in Section 3 of the Circular, "Background to the Offer — *Lock-Up Agreement*". No other securities of DRC are owned beneficially, directly or indirectly, nor is control or direction exercised over any other securities of DRC, by CAT or the Offeror or their respective directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by any associate or affiliate of CAT or the Offeror or by any associate of a director or senior officer of CAT or the Offeror. No person is acting jointly or in concert with CAT or the Offeror with respect to the Offer.

No securities of DRC have been traded during the 12-month period preceding the date of the Offer by CAT or the Offeror or their respective directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by associates or affiliates of CAT or the Offeror or by associates of the directors or senior officers of CAT or the Offeror.

As of January 30, 2002, the partners and associates of Osler, Hoskin & Harcourt LLP, Canadian counsel to CAT and the Offeror, beneficially owned, directly or indirectly, less than 1% of the outstanding DRC Shares. John Kazanjian, a partner of Osler, Hoskin & Harcourt LLP, is also a director of the Offeror.

8. Prior Distributions of DRC Shares

The Offeror believes, based on publicly available information, that the only distributions of DRC Shares since September 1, 1997, other than distributions of DRC Shares pursuant to the exercise of Options, are as follows:

(a) the issuance on May 13, 1999 of 7,300,000 DRC Shares upon the exercise of 7,300,000 special warrants previously issued pursuant to a private placement at a price of $2.25 per special warrant; and

(b) the issuance on November 27, 1997 of 140,000 DRC Shares at a price of $1.80 per DRC Share in connection with the purchase of a royalty interest in Phytogen Life Sciences Inc. from Canadian Medical Discoveries Fund Inc.

During the financial year ended August 31, 2001, DRC repurchased 64,200 DRC Shares under a normal course issuer bid for cancellation for total consideration of $135,586.

9. Commitments to Acquire Securities of DRC

Except pursuant to the Lock-Up Agreement, neither CAT nor the Offeror, nor any director or senior officer of CAT nor the Offeror, nor to the knowledge of the directors and senior officers of CAT or the Offeror after reasonable enquiry, any associate or affiliate of CAT or the Offeror or any associate of any director or senior officer of CAT or the Offeror has entered into any commitments to acquire any equity securities of DRC.

10. Arrangements, Agreements or Understandings

There are no arrangements or agreements made or proposed to be made between CAT or the Offeror and any of the directors or senior officers of DRC and no payments or other benefits are proposed to be made or given by CAT or the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. CAT and the Offeror have agreed to certain amendments to the Stock Option Plan to permit holders of Options to acquire DRC Shares to be able to participate in the Offer.

11. Acceptance of the Offer

The Offeror has no knowledge as to whether any Shareholders will accept the Offer, except (i) each of the directors of DRC has advised management of DRC that he or she intends to tender his or her DRC Shares to the Offer and (ii) the Locked Up Shareholders have agreed to tender their DRC Shares to the Offer pursuant to the Lock-Up Agreement.

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12. Material Changes and Other Information

Neither CAT nor the Offeror has any information which indicates that any material change has occurred in the affairs of DRC since November 30, 2001, the date of the last published interim financial statements of DRC, other than as disclosed herein or otherwise publicly disclosed by DRC, and neither CAT nor the Offeror has any knowledge of any other matter that has not previously been generally disclosed and which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

13. Effect of the Offer on the Market for and Listing of DRC Shares

The purchase of DRC Shares by the Offeror pursuant to the Offer will reduce the number of DRC Shares that might otherwise trade publicly and will reduce the number of holders of DRC Shares and, depending on the number of DRC Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining DRC Shares held by the public.

The rules and regulations of the TSE establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the DRC Shares from the TSE. Among such criteria are the number of Shareholders, the number of DRC Shares publicly held and the aggregate market value of the DRC Shares publicly held. Depending on the number of DRC Shares purchased under the Offer, it is possible that the DRC Shares would fail to meet the criteria for continued listing on the TSE. If this were to happen, the DRC Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such DRC Shares. If permitted by applicable law, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the DRC Shares from the TSE. If the DRC Shares are delisted from the TSE, the extent of the public market for the DRC Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of DRC Shares publicly held and the aggregate market value of the DRC Shares remaining at such time, the interest in maintaining a market in DRC Shares on the part of securities firms, whether CAT remains subject to public reporting requirements in Canada and other factors.

After the purchase of the DRC Shares under the Offer, DRC may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for DRC to request the elimination of the public reporting requirements of any province where a small number of Shareholders resides. If permitted by applicable law, subsequent to the completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if there are fewer than 15 securityholders of DRC in any province, the Offeror intends to cause DRC to cease to be a reporting issuer under the securities laws of each such province.

14. Regulatory Matters

The Offeror's obligation to take up and pay for DRC Shares tendered under the Offer is conditional upon all Appropriate Regulatory Approvals having been obtained on terms satisfactory to the Offeror, acting reasonably.

Investment Canada Act

The acquisition of DRC by the Offeror pursuant to the Offer is not a transaction which is subject to governmental review and/or approval pursuant to the *Investment Canada Act* (Canada). However, within 30 days following the acquisition of DRC, the Offeror must file a form of notification with the Investment Review Division of Industry Canada.

Competition Act

The acquisition of the DRC Shares by the Offeror pursuant to the Offer is not a transaction which requires pre-merger notification to the Commissioner of Competition appointed under the *Competition Act* (Canada) (the "Commissioner"). Whether or not a pre-merger filing is required, however, the Commissioner may apply to the Competition Tribunal, a special-purpose quasi-judicial tribunal empowered to deal with certain matters under the *Competition Act* (Canada), to seek relief in respect of merger transactions (including share acquisitions) and, if the Competition Tribunal finds that a merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. Proceedings under the merger provisions of the *Competition Act* (Canada) may be instituted by the Commissioner for a period of three years after a merger transaction has been substantially completed.

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

Based on the public disclosure documents that DRC has filed with the OSC, the Offeror has determined that the Offeror does not have to make any filings or notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States).

U.K. Competition Laws

In the United Kingdom, the Secretary of State, under the U.K. Fair Trading Act 1973, can refer any qualifying merger situation to the Competition Commission for investigation as to whether the merger may be expected to operate against the public interest. The acquisition of DRC by the Offeror pursuant to the Offer is not a qualifying merger situation for the purposes of U.K. law and, consequently, the Secretary of State does not have jurisdiction to refer the Offer to the Competition Commission and the Office of Fair Trading does not have jurisdiction to conduct a post-acquisition investigation. It is therefore unnecessary to obtain prior clearance.

Securities Regulatory Matters

The distribution of the CAT Shares and CAT ADSs under the Offer is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities laws and, in certain provinces where such statutory exemptions are not available, the Offeror has received exemptive relief from such requirements. While the resale of CAT Shares and CAT ADSs issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions and, where such statutory exemptions are not available, the Offeror has applied for exemptive relief from the applicable securities regulatory authorities to the effect that the CAT Shares and CAT ADSs to be issued under the Offer may be resold without a prospectus.

The issuance of the CAT Shares and CAT ADSs under the Offer is being made pursuant to the exemption from the registration requirements under Rule 802 under the U.S. Securities Act. Under the terms of this exemption, the CAT Shares and CAT ADSs issued under the Offer will not be subject to restrictions on resale in the United States to the extent DRC Shares tendered in exchange therefor are not Restricted Securities. Shareholders that are U.S. Persons (within the meaning of Regulation S under the U.S. Securities Act) and that have acquired their DRC Shares from DRC or an affiliate of DRC (within the meaning of the U.S. Securities Act) may hold Restricted Securities. In addition, Shareholders deemed to be an affiliate of CAT may be subject to restrictions on the resale of their CAT Shares or CAT ADSs in the United States. To CAT's knowledge, none of the holders of the DRC Shares would be deemed to be an affiliate of CAT.

Applications have been made for the CAT Shares to be issued under the Offer (including the CAT Shares which underlie the CAT ADSs) to be admitted to the Official List of the UKLA and to trading on the LSE's market for listed securities, respectively. It is expected that admission will become effective and dealings in the CAT Shares will commence at 8:00 a.m. (London time) on the second business day following the Expiry Date. The CAT Shares and CAT ADSs to be issued in connection with the Offer may be resold by the holder thereof in the United Kingdom without restriction, subject to, in the case of the CAT Shares, the provisions of the U.K. Companies Act 1985 and CAT's Memorandum and Articles of Association.

15. Certain Canadian Federal Income Tax Considerations

The following discussion is a summary of certain material consequences under the Tax Act generally applicable to certain Shareholders as set out below in respect of: (i) the disposition of DRC Shares under the Offer or pursuant to certain transactions described in Section 5 of the Circular, "Acquisition of Shares Not

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Deposited", and (ii) the acquisition, holding and disposition of the CAT Shares or CAT ADSs. This discussion is generally applicable to Shareholders who, at all relevant times, for purposes of the Tax Act are or are deemed to be resident in Canada, deal at arm's length with each of, and are not affiliated with any of, DRC, CAT and the Offeror, and hold their DRC Shares and will hold their CAT Shares or CAT ADSs as capital property (a "Resident Shareholder"). The DRC Shares will generally be considered to be capital property of a Resident Shareholder unless the Resident Shareholder holds the DRC Shares in the course of carrying on business or the Resident Shareholder has acquired the DRC Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Shareholders whose DRC Shares might not otherwise be considered to be capital property may be entitled to have such shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This discussion does not apply to certain financial institutions (as defined in the Tax Act) that are subject to the "mark-to-market" rules contained in the Tax Act. This discussion also does not apply to a Shareholder with respect to whom CAT is or will be a foreign affiliate within the meaning of the Tax Act. Such holders should consult their own tax advisors.

This discussion is based on the current provisions of the Tax Act and the Regulations thereunder (the "Tax Regulations") in force as of the date hereof, counsel's understanding of the current published administrative policies of the Canada Customs and Revenue Agency ("CCRA") and all specific proposals (the "Tax Proposals") to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in Law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences, which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This discussion is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder and no representations with respect to the tax consequences to any particular Shareholder are made. Accordingly, Shareholders, and particularly those to whom this discussion is not applicable (such as Shareholders who do not hold their DRC Shares as capital property), should consult with their own tax advisors for advice with respect to the tax consequences to them having regard to their own particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

For the purposes of the Tax Act, all amounts denominated in U.K. pounds sterling or U.S. dollars must be converted into Canadian dollars based on the U.K. pounds sterling or U.S. dollar exchange rate, as applicable, generally prevailing at the time such amounts arise.

Sale Pursuant to the Offer

A Resident Shareholder whose DRC Shares are taken up and paid for by the Offeror under the Offer will be considered to have disposed of such DRC Shares for purposes of the Tax Act for proceeds of disposition equal to the sum of the fair market value, at the date of such disposition, of the CAT Shares or CAT ADSs received by such Resident Shareholder and any cash received by such Resident Shareholder under the Offer. On such disposition, the Resident Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Shareholder's proceeds of disposition in respect of the disposition of such DRC Shares exceed (or are exceeded by) the total of (i) the adjusted cost base of such DRC Shares to the Resident Shareholder, and (ii) any reasonable costs of disposition incurred by the Resident Shareholder for the purpose of the disposition.

A Resident Shareholder must include in income one-half of the amount of any resulting capital gain as a "taxable capital gain" for the taxation year in which such Resident Shareholder's DRC Shares are taken up and paid for under the Offer and will generally be entitled to deduct one-half of the amount of any resulting capital loss as an "allowable capital loss" against taxable capital gains realized in such taxation year or in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act. A capital loss otherwise arising on the disposition of DRC Shares by a Resident Shareholder that is a corporation may in certain circumstances be reduced by the amount of dividends, if any, received or deemed to have been received on such DRC Shares. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Resident Shareholder that is throughout the relevant taxation year a "Canadian controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6⅔% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to alternative minimum tax.

Compulsory Acquisition of DRC Shares Not Deposited

As discussed in Section 5 of the Circular, "Acquisition of DRC Shares Not Deposited", the Offeror may, in certain circumstances, acquire DRC Shares not deposited under the Offer pursuant to statutory rights of purchase under the CBCA. A Resident Shareholder whose DRC Shares are so acquired by the Offeror will realize a capital gain (or a capital loss) generally calculated in the same manner, and subject to the same tax treatment, as described above under "*Sale Pursuant to the Offer*".

A Resident Shareholder who dissents in a compulsory acquisition and elects to receive the fair value for the holder's DRC Shares will be considered to have disposed of the DRC Shares for proceeds of disposition equal to the amount received by the Resident Shareholder less the amount of interest awarded by the Court and will realize a capital gain (or a capital loss) in the manner, and subject to the treatment, described above under "*Sale Pursuant to the Offer*". Any interest awarded to the Resident Shareholder by the Court will be included in the Resident Shareholder's income for the purposes of the Tax Act.

Subsequent Acquisition Transaction

As described in Section 5 of the Circular, "Acquisition of Shares Not Deposited — *Subsequent Acquisition Transaction*", if the Offeror does not acquire all of the DRC Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding DRC Shares. As described in Section 5 of the Circular, "Acquisition of Shares Not Deposited — *Subsequent Acquisition Transaction*", it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of DRC with the Offeror and/or one or more of its affiliates pursuant to which Resident Shareholders who have not tendered their DRC Shares under the Offer would have their DRC Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then be immediately redeemed for cash. Such a holder would not realize a capital gain or capital loss as a result of the exchange, and the cost of the Redeemable Shares received would be equal to the aggregate of the adjusted cost base of the DRC Shares to the holder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to the holders of such shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares. A capital loss otherwise arising upon the redemption of a Redeemable Share owned by a corporation may be reduced by the amount of dividends, if any, received or deemed to have been received thereon or on DRC Shares for which they were exchanged. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Subsection 55(2) of the Tax Act provides that, where a Resident Shareholder that is a corporation is deemed to receive a dividend, in certain circumstances, the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Shareholder's capital gain. Accordingly, corporate Resident Shareholders should consult their own tax advisors for specific advice with respect to the potential application of this provision in computing the holder's capital gain on the redemption of Redeemable Shares described above. Subject to the potential application of this provision, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing income, but normally will also be deductible in computing its taxable income unless the corporation is a specified financial institution" (as defined in the Tax Act). Dividends deemed received on the Redeemable Shares by a "specified financial institution" may not be deductible in computing taxable income if the term preferred share rules in the Tax Act are applicable. Corporations which may be affected by such rules should consult their own tax advisors.

A Resident Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing such corporation's taxable income.

In the case of a Resident Shareholder who is an individual (including a trust), dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Resident Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Under the current administrative practice of the CCRA, Resident Shareholders who exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their DRC Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder therefor, other than interest awarded by the court. Dissenting Resident Shareholders should consult with their own tax advisors in this regard.

As an alternative to the amalgamation discussed herein, the Offeror may propose an arrangement, consolidation, capital reorganization, reclassification, continuance or other transaction, the tax consequences of which may differ from those arising on the sale of DRC Shares under an Offer or an amalgamation involving DRC. This discussion does not address the tax consequences of any such transaction to a Resident Shareholder.

CAT Shares

(i) *Dividends*

Dividends, if any, on the CAT Shares and CAT ADSs will be required to be included in computing the recipient's income for the purposes of the Tax Act. The amount of the dividend will include any U.K. non-resident withholding tax withheld on these dividends. Dividends received by a shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act generally applicable to taxable dividends received from taxable Canadian corporations. A shareholder that is a corporation will be required to include such dividends in computing income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6⅔% on such dividends.

(ii) *Disposition*

The cost of a CAT Share or CAT ADS to a Resident Shareholder acquired under the Offer or a Compulsory Acquisition in exchange for DRC Shares will be equal to the fair market value of the CAT Share or CAT ADS at the time of such exchange. The adjusted cost base of each CAT Share or CAT ADS to a holder will be determined by averaging the cost to the holder of the CAT Shares or CAT ADS so acquired with the adjusted cost base to the holder of all other CAT Shares or CAT ADSs owned by the holder and held as capital property immediately prior to such acquisition.

A disposition or deemed disposition of CAT Shares or CAT ADSs by a holder will generally result in a capital gain (or a capital loss) equal to the amount by which the holder's proceeds of disposition in respect of the

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disposition of such securities exceed (or are exceeded by) the total of (i) the adjusted cost base of such securities to such holder, and (ii) any reasonable costs of disposition.

See the description of the Canadian federal income tax treatment of capital gains and capital losses under "*Sale Pursuant to the Offer*" above.

(iii) *Draft Foreign Investment Entity Legislation*

On August 2, 2001, the Minister of Finance released revised draft income tax legislation addressing the taxation of certain investments in non-resident entities, referred to as "foreign investment entities". On December 17, 2001, the Department of Finance issued a press release delaying the implementation of the draft legislation to taxation years commencing after 2002 and as a result it is possible that additional amendments will be made to the draft legislation prior to enactment. As the revised legislation is currently drafted, where the legislation applies and an interest in an entity that constitutes a "foreign investment entity" at its taxation year end is held during a taxation year, a holder generally would be required to take into account in computing income, on an annual basis, changes in the value of such an interest for taxation years commencing after 2002.

Based on the legislation as currently drafted, even if CAT were a "foreign investment entity", these rules would not apply to a Resident Shareholder so long as the Resident Shareholder's holding of CAT Shares or CAT ADSs, as applicable, is an "exempt interest" at the end of CAT's taxation year. CAT Shares or CAT ADSs will constitute an "exempt interest" so long as they are widely held and actively traded and listed on a prescribed stock exchange (which currently includes the LSE and Nasdaq) throughout the period during which a Resident Shareholder holds CAT Shares or CAT ADSs, as applicable, unless it is reasonable to conclude that the Resident Shareholder had a tax avoidance motive, in the terms contemplated by the legislation, for acquiring the CAT Shares or CAT ADSs. As of the date hereof, the CAT Shares and CAT ADSs are widely held and actively traded, and, apart from the effect of a Resident Shareholder's particular circumstances, a tax avoidance motive would generally not be considered to underlie the acquisition of CAT Shares or CAT ADSs under the Offer.

Qualified Investments

Provided the CAT Shares or CAT ADSs, as applicable, are listed on a prescribed stock exchange (which currently includes the LSE and the Nasdaq, respectively), such securities will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans.

The CAT Shares and CAT ADSs will be foreign property under the Tax Act.

16. Certain U.K. Tax Considerations

The following discussion is a summary of certain material U.K. tax consequences to individual Shareholders who are resident in Canada for the purposes of the tax treaty dated September 8, 1978 between the United Kingdom and Canada (as amended) (the "Treaty") in relation to the holding and taxable disposition of CAT Shares.

Taxation of Dividends and Distributions

Under current U.K. taxation legislation, no tax will be withheld from cash dividend payments by CAT.

Holders of CAT Shares or CAT ADSs who are residents of Canada will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid by CAT. This is because the Treaty provides for a notional U.K. withholding tax, at the rate of 15%, which exceeds the tax credit of one ninth of the amount of cash received to which an individual resident in the United Kingdom would have been entitled had he received the dividend.

You should consult your own tax advisers as to whether any tax credit or the notional U.K. withholding tax under the Treaty will be considered to have been paid with respect to dividends.

U.K. Taxation of Capital Gains

Holders of CAT Shares or CAT ADSs who are residents of Canada and who are not resident or ordinarily resident in the United Kingdom will not be liable for U.K. tax on capital gains realized on the disposal of a CAT Share or CAT ADS unless, at the time of the disposal, such holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such CAT Share or CAT ADS is, or has been, held or acquired for the purposes of such trade or branch or agency.

A holder of CAT Shares or CAT ADSs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom and continues not to be resident or ordinarily resident in the United Kingdom for a period of less than five years and who disposes of CAT Shares or CAT ADSs during that period may also be liable to U.K. tax on capital gains, notwithstanding that he or she is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

Neither the surrender of CAT ADSs in exchange for the deposited ordinary shares represented by the surrendered CAT ADSs nor the deposit of CAT Shares for CAT ADSs representing the CAT Shares will be a taxable event for the purposes of U.K. income and corporation tax or U.K. capital gains tax. Accordingly, Canadian holders will not realize any gain or loss on surrendering CAT ADSs or depositing CAT Shares.

U.K. Inheritance Tax

CAT Shares or CAT ADSs beneficially owned by an individual may be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the CAT Shares or CAT ADSs are the subject of a gift, including a transfer at less than full market value, by such individual. Inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement made more than seven years before the death of the donor. Special rules apply to CAT Shares or CAT ADSs held in a settlement.

Currently the first £242,000 of chargeable transfers made by an individual in any seven year period are charged to U.K. inheritance tax at the nil rate. For non-U.K. domiciled individuals property which is situated outside the United Kingdom is excluded property for the purposes of U.K. inheritance tax and no account is taken of such property in the calculation of such an individual's liability to U.K. inheritance tax.

U.K. Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

These comments are intended as a guide to the general position and do not relate to persons such as market makers, brokers or dealers, to whom special rules apply.

If the Offer is accepted and DRC Shares are disposed of, a stamp duty charge will arise if the transfer is executed in the United Kingdom.

CAT Shares

A future conveyance or transfer on sale of CAT Shares, other than to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or the provision of clearance services, will be liable to *ad valorem* stamp duty, generally at the rate of 0.5% of the consideration for the transfer (rounded up to the nearest £5). An unconditional agreement for such transfer will normally be liable to SDRT, generally at the rate of 0.5% of the consideration for the transfer, but such liability will be cancelled, or any SDRT paid will be recoverable, if the agreement is completed by a duly stamped transfer within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional. Stamp duty and SDRT are normally paid by the purchaser.

Under the CREST system for paperless transfers, no stamp duty or SDRT will arise on a transfer of CAT Shares into the system, unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5% of the consideration for the transfer) will arise. Paperless transfers of shares within CREST will generally be liable to SDRT rather than stamp duty, also at a rate of 0.5% of the consideration paid and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to the U.K. Inland Revenue by CREST.

A charge to stamp duty or SDRT may arise on the issue or transfer of CAT Shares to a person whose business includes issuing depositary receipts, to its nominees or agents or to a person whose business includes providing clearance services, its nominees or its agents. The rate of stamp duty or SDRT will generally be 1.5% of either (a) in the case of an issue of CAT Shares, the issue price of the CAT Shares concerned, or (b) in the case of a transfer of CAT Shares, the value of the consideration or, in some circumstances, the value of the CAT Shares concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of £5. Where Shareholders choose to receive all or part of their consideration in the form of CAT ADSs, it has been agreed that the SDRT arising in relation to the issue of CAT Shares to the depositary will be borne by CAT.

CAT ADSs

No SDRT will be payable on an agreement to transfer CAT ADSs and provided that an instrument transferring CAT ADSs is executed and retained at all times outside the United Kingdom, it should not in practice be necessary to pay stamp duty in respect of such transfer.

17. Dealer Manager and Depositary

Merrill Lynch has been retained as financial advisor and to act as Dealer Manager in connection with the Offer and to solicit acceptances of the Offer. The Dealer Manager has undertaken to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada, to solicit acceptances of the Offer. Each member of the soliciting dealer group, including the Dealer Manger, is referred to herein as a "Soliciting Dealer". The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of DRC Shares a fee of $0.03 for each such DRC Share deposited and taken up by the Offeror under the Offer, other than the DRC Shares deposited under the Offer by the Locked Up Shareholders. The aggregate amount payable with respect to any single depositing Shareholder will not be less than $85 nor more than $1,500, provided that the $85 minimum will only be payable in respect of deposits of DRC Shares greater than 2,500 DRC Shares. Where DRC Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit. The Offeror will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including reasonable attorneys' fees, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable securities laws.

The Offeror and Merrill Lynch have retained Hill & Knowlton Shareholder Response to notify Shareholders of the Offer. The Offeror has also retained Computershare Trust Company of Canada to act as depositary under the Offer for the receipt of the certificates in respect of the DRC Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including liabilities under applicable securities laws.

18. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders of DRC with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Holders of DRC Shares should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

19. Directors' Approval

The contents of the Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by the Boards of Directors of each of CAT and the Offeror.

CONSENT OF ARTHUR ANDERSEN

To the Directors of each of Cambridge Antibody Technology Group plc ("CAT") and 3982904 Canada Inc. (the "Offeror")

We refer to the Circular of CAT dated February 1, 2002 relating to the offer by CAT, through the Offeror, to purchase all of the outstanding shares of Drug Royalty Corporation Inc.

We hereby consent to the use in the Circular of our report dated November 26, 2001 to the Directors of CAT on the audited consolidated statements of profits and loss and cash flows for each of the fiscal years in the three year period ended September 30, 2001 and the audited consolidated balance sheets for the fiscal years ended September 30, 2001 and 2000.

We also consent to the use in the Circular of our compilation report dated February 1, 2002 to the Directors of CAT on the unaudited pro forma consolidated statements of operations for the year ended September 30, 2001 and the unaudited pro forma consolidated balance sheet of CAT as at September 30, 2001.

Cambridge, England
February 1, 2002

(Signed) ARTHUR ANDERSEN

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APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of the Offer and Circular, together with the Annexes included therein, have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the Board of Directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: February 1, 2002.

(Signed) JOHN ASTON
President

(Signed) DIANE MELLETT
Secretary

On behalf of the Board of Directors

(Signed) JOHN ASTON
Director

(Signed) JOHN KAZANJIAN
Director

APPROVAL AND CERTIFICATE OF CAT

The contents of the Offer and Circular, together with the Annexes included therein, have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the Board of Directors of CAT. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: February 1, 2002.

(Signed) DAVID CHISWELL
Chief Executive Officer

(Signed) JOHN ASTON
Finance Director

On behalf of the Board of Directors

(Signed) PETER GARLAND
Director

(Signed) PAUL NICHOLSON
Director

ANNEX A

INFORMATION CONCERNING CAT

The following information should be read in conjunction with the information concerning CAT appearing elsewhere in the Offer and Circular. All references in this Annex A to "CAT" or the "Company" mean Cambridge Antibody Technology Group plc, a U.K. corporation, and its consolidated subsidiaries, unless the context indicates otherwise. Capitalized terms not otherwise defined in this Annex A are defined under the heading "Definitions".

DESCRIPTION OF BUSINESS

Overview

CAT is a biotechnology company based in the United Kingdom with an advanced platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. CAT uses its proprietary technology for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

CAT's platform technology mimics aspects of the human immune system and CAT has created a library of over 100 billion distinct human monoclonal antibodies for the discovery and identification of drug candidates. CAT's strategy is to develop a portfolio of therapeutic antibody products through collaborations with other pharmaceutical and biotech companies.

CAT has a number of license agreements and collaborative agreements in place with pharmaceutical and biotechnology companies, under which CAT technology is licensed and products are jointly developed for purposes of commercialization. Past and present collaborative partners include Eli Lilly, Pfizer, Abbott Laboratories, Genentech, ICOS Corporation, Genetics Institute/Abbott, Wyeth-Ayerst, ZymoGenetics, Pharmacia, Human Genome Sciences, AstraZeneca, Genzyme Corporation, Immunex and Elan. Significant product development activities are ongoing under arrangements with Abbott Laboratories, Wyeth-Ayerst, Genzyme Corporation, Human Genome Sciences and Pharmacia.

There are currently six human monoclonal antibody product candidates at the clinical trials stage that have been developed using CAT's technology:

- CAT-152, a human anti-TGFβ_2 monoclonal antibody with potential to prevent scarring in the eye at the operation site following glaucoma surgery which is in Phase II/III clinical trials.
- CAT-213, which has potential in the treatment of allergic rhinitis and is in Phase I/II clinical trials.
- CAT-192, a human anti-TGFβ_1 monoclonal antibody offering the potential to provide the first specific treatment for a range of local and systemic fibrotic conditions. CAT-192 is presently in Phase I/II clinical trials and is co-funded by CAT and Genzyme Corporation.
- D2E7, a human anti-TNFα monoclonal antibody, developed by CAT in a research collaboration with Abbott Laboratories (which is responsible for manufacturing, clinical trials and marketing). This product has completed Phase III clinical trials for the treatment of rheumatoid arthritis; Abbot Laboratories have stated it will enter Phase II clinical trials for Crohn's disease in 2002.
- J695, a human monoclonal antibody which was developed as part of a collaboration among CAT, Abbott Laboratories and Genetics Institute (a research unit of Wyeth-Ayerst Laboratories). J695 neutralizes IL-12, a pro-inflammatory molecule associated with many severe autoimmune and inflammatory disorders. Abbott Laboratories and Genetics Institute are currently conducting Phase II clinical trials.
- LymphoStat-B™, which has potential in the treatment of autoimmune and neoplastic disorders. Human Genome Sciences has obtained approval for Phase I clinical trials in patients with systemic lupus erythematosus.

CAT was incorporated and registered under the laws of England and Wales on August 5, 1996 under the name Cambridge Antibody Technology Limited as a private company limited by shares with the registered number 3234033. The Company changed its name to Cambridge Antibody Technology Group Limited on August 22, 1996. On December 24, 1996, the Company was re-registered as a public limited company under the name Cambridge Antibody Technology Group plc and acquired CAT Limited in a share-for-share exchange.

CAT is a holding company and conducts business through its principal subsidiaries, CAT Limited and Optein, Inc. (doing business as Aptein, Inc.). CAT Limited was incorporated and registered under the laws of England and Wales in 1990 by Dr. David Chiswell, the Company's current Chief Executive Officer, and leading scientists from the United Kingdom's Medical Research Council, or MRC. Aptein, Inc. is a Delaware corporation which was acquired by CAT in July 1998 for total consideration of U.S.$11.0 million. CAT also holds an interest of approximately 10% in the capital of Borean Pharma ApS, a company registered in the Kingdom of Denmark.

Upon the successful completion of the Offer, the Offeror intends to acquire all of the outstanding DRC Shares. See Section 4 of the Circular, "Purpose of the Offer and CAT's Plan for DRC".

CAT Shares are admitted to the Official List of the UKLA and to trading on the LSE's market for listed securities under the symbol "CAT" and the CAT ADSs are quoted on the Nasdaq under the symbol "CATG". Each CAT ADS represents one ordinary share of CAT.

CAT completed its initial public offering and listing on the LSE in March 1997, raising approximately £38.4 million (net of expenses). In April 2000, CAT raised a further approximately £89.5 million (net of expenses) in a follow-on share offering. In June 2001, the CAT ADSs commenced trading on the Nasdaq.

For the fiscal year ended September 30, 2001, CAT had revenues of approximately £7.1 million and a loss before taxation of £11.8 million. CAT had net assets as at that date of approximately £156.1 million, with net cash and liquid resources of approximately £156.7 million. As at January 31, 2002, CAT's market capitalization was approximately £568.9 million.

CAT's registered office and principal place of business is located at The Science Park, Melbourn, Cambridgeshire, United Kingdom, SG8 6JJ, telephone number +44-(0)17623-263-233.

Background to Antibodies

The function of antibodies

Antibodies are part of the body's principal defense mechanism against disease-causing organisms and other foreign molecules. They are proteins made naturally by the immune system and each recognizes and binds to a specific molecular structure on a target known as an antigen. The specificity of antibodies is such that they are capable of distinguishing the subtlest of molecular differences. They serve to recognize, bind to and eliminate disease-causing organisms and to neutralize toxins. Antibodies are naturally present in the blood and can survive in the circulation for extended periods in order to perform their surveillance and defense functions.

Each individual B cell (which is the class of human white blood cell that produces antibodies) produces a unique antibody that can be capable of recognizing and binding to one type of antigen. A monoclonal antibody is derived from a single clone of cells, all molecules of which have identical target (antigen) binding sites.

The basic structure of an antibody comprises two kinds of protein chains, designated as "heavy chain" and "light chain" because of their relative size. Both kinds of chains have a variable domain, which combine to form the binding site for an antigen, thereby giving the antibody its specificity, and a constant domain, which interacts with other parts of the immune system to facilitate the removal of the pathogen or foreign molecule.

As with all proteins, antibody structure is defined largely by genes. Different antibodies are produced, in part, as a result of the random pairing of genes for variable domains. As a result, the immune system is able to adapt and produce antibodies against virtually any antigen. When an antibody encounters an antigen to which it binds, the B cell which produces the antibody proliferates to generate more antibodies against the target antigen.

Antibodies as drugs

Antibodies are an increasingly important class of drugs. Several antibody-based drugs are currently marketed including: ReoPro® (for use in angioplasty), Rituxan® (for Non-Hodgkin's Lymphoma), Synagis® (for prevention of Respiratory Synctical Virus infection), Herceptin® (for cancer) and Remicade® (for Rheumatoid Arthritis and Crohn's Disease).

Early efforts to develop monoclonal antibodies into human therapeutic products were based on immunizing mice with a target antigen and isolating the mouse's B cells that produce the antibodies that bind the antigen. Those B cells were then used to produce the desired monoclonal antibodies. This process generally took between two and six months. Mouse-derived monoclonal antibodies were flawed, however, because when administered, they were recognized as foreign by the human immune system, thus causing an adverse immune reaction. Generally this reaction increases in severity with repeat dosing, which reduces or negates the effectiveness of the antibody and may be harmful to recipients. The mouse-derived antibodies were also poorly effective at interacting with other components of the human immune system.

In an attempt to make mouse-derived monoclonal antibodies better tolerated and more effective, monoclonal antibodies were designed to be more human. Monoclonal antibodies were therefore developed composed of variable regions from mouse antibodies and constant regions from human antibodies, which are known as "chimeric antibodies." Subsequently, mouse antibodies were converted into a human form by grafting the mouse amino acid sequences which comprise the antigen-binding regions of the antibody into a human framework. These antibodies are known as "humanized" or CDR-grafted antibodies. These techniques reduce the mouse genetic content from 100%, to approximately 30% in the case of chimeric antibodies and 10% in the case of humanized antibodies. A number of chimeric and humanized monoclonal antibodies have been approved for marketing as therapeutic products. However, these antibodies still contain elements derived from mouse genes.

CAT has developed a process to quickly and effectively isolate human monoclonal antibodies of the required specificity from CAT's library of antibodies. CAT's library is derived from antibody-producing cells from human donors and other sources of human antibody genes. This system does not require immunization of mice or humans. Human monoclonal antibodies should reduce or remove adverse human immune response, such as that caused by "foreign" mouse protein. Companies other than CAT have developed alternative methods for obtaining human monoclonal antibodies, such as those involving the use of transgenic mice, whereby immunizing those mice with antigens causes those mice to produce genetically human antibodies.

Antibodies and genomics

Medical science is being revolutionized by the increasing ability to analyze genetic material. This new science is known as "genomics." Cells in the human body contain an estimated 30,000 or more genes. Analysis of human genes can provide insight into the cause of many diseases, and the study of the proteins encoded by those genes can provide information as to how those diseases may be treated. Genomics has revealed thousands of new potential target proteins against which to target drugs. A significant number of these targets are molecules that are found on the surface of cells or are secreted from cells, which can therefore be viewed as potential targets for antibody drugs. CAT is already developing monoclonal antibodies against targets identified by genomics, particularly in its collaboration with Human Genome Sciences, and expects genomics will yield a significant number of targets for future drug development.

Functional genomics, the study of the function of human genes and their association with disease, is one of the most powerful approaches being applied to the discovery effort for new drugs. Functional genomics may allow new therapies to be developed if a disease condition can be linked to the presence or absence of particular proteins. Monoclonal antibodies have been used successfully as research and diagnostic tools within the pharmaceutical industry for over two decades. CAT's monoclonal antibodies can be screened and selected to look directly for the presence or absence of a target protein in diseased and healthy tissue to provide evidence which links the presence of a protein with a disease. In terms of whether the protein causes the disease, such evidence can be considered as "guilt by association".

CAT can also test whether proteins implicated by an association with disease have a direct role in causing that disease by using its monoclonal antibodies to directly switch off (or occasionally switch on) the effects of the protein in both test tube and live models of the disease. This provides data that can help prove the principle of the involvement of the protein as a cause of the disease.

CAT Platform Technologies

Antibody libraries

CAT has created extensive human monoclonal antibody libraries for the discovery and identification of drug candidates. CAT has developed its libraries primarily using phage display technology. All antibodies share the same basic structure. They are large "Y" shaped protein molecules, comprising two chains, a "heavy" chain and a "light" chain. The tips of the forked region, which come into contact with the antigen, are highly variable in structure, enabling the antibody to be specific for a particular antigen. The "backbone" of the molecule is reasonably consistent between different antibodies and has an important role in activating the next steps in the body's process to neutralize or eliminate the foreign molecule or pathogen. CAT's library is derived from the combination of human "heavy chain" and "light chain" genes, which encode the antigen binding parts (variable domain) of the antibody.

Phage display is the process by which a phage is made to display human antibody proteins on its surface. A phage, which is a bacterial virus that is harmless to humans, can be engineered, when combined with human antibody genes, to display functional antibody proteins — in this case fragments of human antibodies capable of specifically recognizing and binding to an antigen. Genes from the human antibody library are inserted into a population of phage. Each phage carries the genes for an antibody and thus displays that antibody protein on its surface. These genes can be recovered and made available for use in the onward development and potential manufacture of antibody products.

A large and diverse antibody library has a greater chance of containing high quality antibodies that will bind to any given target molecule. Each of CAT's phage antibodies contains a combination of human antibody genes, giving each one its specificity. CAT has engineered combinations of these to produce a library that currently incorporates around 100 billion distinct antibodies allowing it to isolate antibodies to potential disease targets rapidly and efficiently.

CAT's antibody libraries are contained in phage particles and stored under refrigeration. A copy of the library has the appearance of a clear fluid. One teaspoon of this fluid would represent approximately 400 copies of the library. When testing the library against a target antigen, the target is typically bound to a solid surface, such as a plastic microplate, and incubated with the antibody library. The antibody library is so large that in a typical case, many phage antibodies will bind the target, whatever the target is. A simple wash removes those phage antibodies which do not bind to the target. The bound phage antibodies are recovered and allowed to infect bacteria, one phage entering a single bacterium. These infected bacteria are spread on agar plates where each bacterial cell grows into a colony of identical bacterial cells. Each colony produces small quantities of a single monoclonal antibody. The entire library can be screened against a target molecule (antigen) in less than a week. CAT believes that no other antibody isolation technology can match the speed and capacity of this approach.

As the phage antibody contains the genes that code for the antibody protein, the genes are available for use in the onward development and potential manufacture of human monoclonal antibody therapeutic products.

CAT believes that it has strengthened its position in antibody display technology through its July 1998 acquisition of Aptein, giving CAT key patents in the field of ribosome display. Ribosome display involves the use of ribosomes, a type of molecular complex responsible for protein synthesis within living organisms, to display functional antibody proteins in a laboratory environment. Using ribosome display technology, the need for phage particles and bacteria to generate antibodies as described above is not necessary. Since its acquisition of Aptein, CAT has continued to refine the ribosome display technology platform. Together with CAT's phage display technology, this new technology has the potential to enhance significantly CAT's capabilities and its leading position in combinatorial antibody libraries through the creation of even larger antibody libraries offering greater efficiency in the development of antibody therapeutics.

Advantages of CAT's technology

CAT believes that its platform technology has a number of advantages over alternative techniques for obtaining antibodies.

CAT's platform technology:

- avoids the need for immunization of animals, which is a lengthy process; and
- enables the rapid identification and isolation of antibodies, usually within days.

CAT's platform technology enables the isolation of:

- antibodies to a large number of target antigens simultaneously and cost effectively;
- a broad spectrum of antibodies to each target antigen;
- antibodies to a diverse range of target antigens directly (including naturally occurring proteins that the immune system would not normally respond to);
- antibodies of completely human origin, reducing the likelihood of an adverse immunological response; and
- antibodies which can be further engineered, if required, to optimize potential utility as the basis for a human therapeutic product.

CAT's technology processes can be automated in many areas which allows CAT to screen potential antibody drug candidates rapidly and efficiently.

Product Development

CAT's objective is to build a diverse development pipeline of human monoclonal antibody-based drugs. It aims to do this in collaboration with other companies and to build a range of early and late stage collaborations to balance risk and reward.

Six human monoclonal antibody drug candidates developed using CAT's technology are at various stages of clinical trials, as set forth in the following table and further described below.

Product Pipeline Summary

Product Candidate	Target	Disease	Partner	Status
CAT-funded				
CAT-152 (lerdelimumab)	$TGF\beta_2$	Prevention of scarring following glaucoma surgery	—	Phase II/III
CAT-213	$Eotaxin_1$	Allergic rhinitis	—	Phase I/II
Co-funded				
CAT-192	$TGF\beta_1$	Systemic sclerosis	Genzyme	Phase I/II
Collaborator-funded				
D2E7 (adalimumab)	$TNF\alpha$	Rheumatoid arthritis	Abbott	Phase III
J695	IL-12	Autoimmune diseases	Abbott Genetics Institute	Phase II
LymphoStat-B™	BlyS	Systemic lupus erythematosus	Human Genome Sciences	Phase I to commence Q1 2002

CAT-152

CAT developed CAT-152 to neutralize Transforming Growth Factor Beta 2 ("$TGF\beta_2$"), a growth factor protein whose overactivity is believed to cause scarring in and around the eye. CAT is evaluating CAT-152 in clinical trials as a treatment to prevent scarring following glaucoma surgery. Glaucoma is a major source of blindness affecting over 5% of people over age 65. At least 10% of patients require surgery, with scarring being the main reason for failure of surgery.

CAT completed an initial Phase I/IIa clinical trial on CAT-152 in the United Kingdom in 1999. Results were presented at the Association for Research in Vision and Ophthalmology ("ARVO") meeting in May 2000. The trial was a double-blind randomized study of CAT-152 against a placebo in 24 patients undergoing glaucoma filtration surgery at two major U.K. eye hospitals. The primary objective was to establish safety and tolerability of CAT-152 injected at or near the site of the operation. Results were presented for all patients and followed for one year post surgery. CAT-152 appeared to be safe and well-tolerated in this group of patients with no severe local injection site reactions and no drug-related serious adverse events reported. At one year after surgery and treatment, the proportion of patients who had not required either intervention or resumption of topical medication was 11 of 16 (69%) on CAT-152, compared to two of eight (25%) on placebo. Mean intraocular pressure at one year was approximately 3mm Hg lower in the CAT-152 group than in the placebo group (i.e., better controlled despite less medication). In May 2001, two-year follow-up results of the ongoing Phase I/IIa clinical trial were presented at the annual meeting of ARVO. The group of patients treated with CAT-152 at the time of surgery achieved significantly lower intraocular pressure than those treated with placebo. Mean values two years after surgery were 13.6mm Hg (CAT-152), compared to 17.7mm Hg (placebo) (p=0.004). The pressure difference was apparent despite clear trends for less use of post operative injections and less use of topical medication in the CAT-152 group.

CAT also presented encouraging results at the ARVO conference from laboratory studies that showed a possible role for CAT-152 in suppressing secondary cataract — a "clouding" of the posterior capsule of the lens that occurs in up to 40 per cent of patients following cataract surgery. CAT is evaluating whether to initiate clinical trials with CAT-152 for this indication.

CAT completed a 56 patient Phase II clinical trial in early 2001 and presented its results at the American Academy of Ophthalmology ("AAO") meeting in November 2001. The trial showed that patients treated with CAT-152 experienced lower introcular pressure six months after combined glaucoma and cataract surgery (phakotrabeculectomy).

CAT's clinical results indicate that CAT-152 can produce clinically relevant anti-scarring activity and, as a result, reduce the risk of progressive visual field loss. Based on these clinical results, CAT is recruiting approximately 350 patients in six European countries for a Phase II/III trial to test CAT 152 in conjunction with glaucoma surgery (primary trabeculectomy). This European trial is ready to commence and further trials in the United States and Europe are being considered for the first half of 2002.

In April 2001, CAT-152 was awarded "orphan drug" status in Europe as a treatment to prevent post-operative scarring in patients undergoing surgery for glaucoma. Among the benefits for CAT are reduced regulatory fees for CAT-152, grants, protocol assistance and, if approved, ten years' market exclusivity in the European Community (for more information, see "Regulatory Background — *Regulation by European Community*"). CAT estimates that up to 250,000 operations per year for glaucoma in the United States and Western Europe could benefit from CAT-152 treatment.

CAT-152 also has the potential to be developed for other indications outside of the ophthalmic field, and these would form part of the Company's collaboration with Genzyme.

CAT-213

CAT-213 is a human anti-eotaxin monoclonal antibody which neutralizes eotaxin[1] and inhibits the major stimulus that attracts a type of white blood cell known as eosinophils into tissues. CAT-213 may have clinical applications in the treatment of severe allergic disorders. Allergies of all forms of severity are estimated to affect approximately 20% of the population of the Western world. Results from pre-clinical testing were presented at the American Thoracic Society meeting in May 2001. Based on these results, CAT carried out a Phase I clinical trial to assess CAT-213's safety, tolerability and pharmacokinetics that was successfully completed. Following this, the U.K. Medicines Control Agency recently gave regulatory approval for a Phase I/IIa trial of CAT-213 in patients with allergic rhinitis. Enrolment into the trial is underway.

CAT-192

CAT-192 neutralizes the Transforming Growth Factor Beta 1 protein ("$TGF\beta^1$"). This offers the potential to provide the first specific treatment for a range of local and systemic scarring and fibrotic conditions where $TGF\beta^1$ is believed to be principally associated with the development of fibrosis and scarring of the skin and internal organs. Additionally, there is strong support for a role for $TGF\beta^1$ in promotion of blood vessel formation and growth, tumor growth and metastasis of certain cancers. This suggests that CAT-192 may have important applications in the field of cancer.

CAT-192 entered Phase I clinical trials in November 1999 in the United Kingdom. Recruitment and dosing in this Phase I study have been completed. Results presented at the British Pharmacological Society show that CAT-192 appears well tolerated with a prolonged half-life of around 40 days in healthy volunteers.

In September 2000, CAT entered into a strategic alliance with Genzyme to develop and commercialize antibodies directed against $TGF\beta^1$. This alliance covers all uses of CAT-192, except in the eye. Genzyme has begun enrolling patients for a Phase I/II clinical trial to evaluate CAT-192 as a potential therapy for diffuse systemic sclerosis, a chronic, life-threatening form of scleroderma affecting an estimated 300,000 people worldwide.

D2E7

D2E7 neutralizes TNFα, a cytokine which is responsible for tissue damage in inflammatory disorders. Abbott is developing it for the treatment of rheumatoid arthritis. Over five million people in Europe and North America suffer from rheumatoid arthritis, a condition characterized by chronic inflammation of the joints, with over one million patients suffering from a severe form of the disease which is poorly responsive to older therapies. Existing marketed drugs which target TNFα include Enbrel® and Remicade®. D2E7 was isolated and optimized by CAT in collaboration with Abbott, which has sole responsibility for its manufacture, clinical development and marketing.

Abbott has now completed its Phase III clinical trials of D2E7, with over 2,000 patents treated worldwide with D2E7 and more than 2,800 patient years of treatment exposure documented. Abbott presented encouraging data from its Phase II trials with D2E7 at the European League Against Rheumatology meeting in June 2001 and at the American College of Rheumatology conference in November 2000. Based on trial results to date, D2E7 appears both safe and effective in patients with rheumatoid arthritis, whether it is given by the intravenous or self-injected routes, alone or in combination with methotrexate, a drug currently used to treat rheumatoid arthritis. Both routes of administration achieved comparable results, with approximately 60% of patients achieving a clinically significant response during chronic treatment.

Abbott has stated that it expects to file a Biologics License Application in the United States and an equivalent application in Europe in the second quarter of 2002. It expects to launch the product in 2003.

J695

J695 neutralizes Interleukin 12, a pro-inflammatory cytokine molecule associated with many severe autoimmune and inflammatory disorders. Possible indications may include rheumatoid arthritis, Crohn's disease, multiple sclerosis and sepsis. J695 is being developed in a collaboration among CAT, Abbott and Genetics Institute and is currently in Phase II clinical trials.

LymphoStat-B™

CAT has collaborated with Human Genome Sciences on a program to develop antibodies to B-Lymphocyte Stimulator ("BLyS"), a protein which may play a central role in several autoimmune and neoplastic disorders.

CAT isolated over 10,000 antibody clones and characterized over 1,000 antibodies in detail to identify candidate antibodies. Human Genome Sciences completed pre-clinical studies on candidate antibodies and has received approval to take one anti-BlyS antibody, LymphoStat-B™, into a Phase I clinical trial to determine its safety and pharmacology in patients with systemic lupus erythematosus.

Commercialization and Collaborations

A key element of CAT's strategy is to exploit its technology platforms in partnership with other companies. CAT has been successful in attracting partners and continues to seek further collaborations. CAT expects to generate long term revenue from the commercialization of therapeutic antibody products. CAT recognizes short term revenues from fees for access to CAT's technology, fees for research services and milestone payments under CAT's research collaborations.

CAT's own product development activity focuses on the "value-adding" stages from identification of potential antibody targets through to clinical demonstration of effectiveness for an antibody-based drug. In general, CAT will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products. If a product based on CAT's technology is developed solely by CAT's collaborative partner, CAT will generally receive long term revenue in the form of milestone payments and royalties should the product be marketed. CAT will typically receive royalties until the later of: (a) the expiration of the last of CAT's patents upon which the product is based; or (b) at least ten years after the first commercial sale of the product. Where CAT is responsible for product development, either on its own or with a partner, it can expect to receive a higher share of the revenues derived from the product.

The following table sets out the types of collaboration arrangements which CAT has entered into, the names of its commercial partners and the dates of commencement of such collaborations.

Type of Collaboration	Prior to 2000	2000	2001
Technology License	Eli Lilly Genentech Pfizer	Immunex	Xerion
Research Collaboration	AstraZeneca ZymoGenetics	Oxford GlycoSciences Zyomyx	Weston Medical Randox
Product Development	Abbott Laboratories Genetics Institute Human Genome Sciences Pharmacia Wyeth-Ayerst	Genzyme Human Genome Sciences	Elan Immunex Merck AMRAD

CAT has made significant progress in its development efforts through its product collaborations, certain of which are described below.

Genzyme Corporation

In September 2000, through its subsidiary Aptein, Inc., CAT entered into a strategic alliance with Genzyme to develop and commercialize human monoclonal antibodies directed against the Transforming Growth Factor Beta protein ("TGFβ"). The agreement covers all clinical indications of TGFβ, except for uses in the eye.

CAT and Genzyme plan to focus initially on developing a human monoclonal antibody-based treatment for diffuse scleroderma, a chronic and life-threatening disorder in which the production of excess collagen leads to scarring of the skin and internal organs. About 40% of all patients with this disorder die within ten years of diagnosis. There is currently no effective therapy for this disease, which affects an estimated 200,000 people worldwide. Other potential clinical indications of anti-TGFβ treatment include post-surgical scarring, fibrosis of all major organs such as the lungs, liver and kidneys and certain forms of cancer.

The alliance is expected to accelerate and strengthen substantially both CAT's and Genzyme's anti-TGFβ programs and exploit the key strengths of the companies in this area. It is CAT's first agreement for the further development of product candidates developed and progressed into clinical trials by CAT. CAT-192 is covered by this alliance. CAT believes that the alliance signifies an endorsement of its product development capabilities.

Under the agreement, Genzyme has received an exclusive worldwide license to CAT's human antibodies targeted against TGFβ for all uses except in the eye. The parties will jointly fund the research, development and commercialization activities of the collaboration and will share profits resulting from the sale of commercialized products. Genzyme will manage the clinical and regulatory development of any products developed by the collaboration, and will also be responsible for worldwide marketing and sales. CAT will be responsible for antibody optimization and will co-develop antibodies with Genzyme.

Additionally, Genzyme has received a non-exclusive worldwide license for non-antibody antagonists of TGFβ in exchange for milestones and royalties. CAT may receive fixed milestone payments with respect to non-antibody products conditional upon the occurrence of events such as establishment of clinical trials, success in clinical trials and receipt of marketing approvals. No such milestones have been received to date.

Either party may terminate the alliance at any time upon one year's notice after the earlier of: (1) the date that Genzyme receives final marketing approval for the first collaboration product; and (2) December 31, 2006. CAT may terminate the alliance upon six months notice if Genzyme has not filed a biologics license application for a collaboration product on or before September 30, 2010. If the alliance is terminated as described above, the continuing party has the ability to produce and market products developed in the collaboration after termination, subject to the payment of a payout amount.

In connection with this collaboration, in October 2000, CAT issued 307,942 CAT Shares to Genzyme for U.S.$20 million. The CAT Shares were valued at a 15% premium to CAT's average share price over the 20 days preceding the date of the agreement.

Pharmacia

In December 1999, CAT entered into a strategic alliance with Pharmacia for the development of human monoclonal antibody-based therapeutic drugs, focusing particularly on the field of cancer.

The alliance combines CAT's expertise in high-throughput antibody generation, functional genomics and development of human monoclonal antibody drugs with Pharmacia's capabilities in genomics, discovery biology and drug development. CAT and Pharmacia are both committing technology, intellectual property and expertise to the alliance. Pharmacia is supplying target proteins, including those derived from its internal discovery programs, and both companies are performing collaborative research to demonstrate and validate their disease association. As part of the target validation process, CAT will apply its proprietary ProAb® technology to examine the expression of novel proteins in human tissues. CAT and Pharmacia jointly developed customized assays and CAT will generate high potency human monoclonal antibody-based drugs directed to the targets. Pharmacia will develop further and market the drugs.

Subject to CAT's obligations existing at the time of exercise, Pharmacia may obtain exclusive licenses to produce and market products against selected targets. CAT has also granted Pharmacia multi-site options to license CAT's antibody phage display library technology for use in-house. In addition to the contract research funding described above, CAT is also entitled to receive:

- technical performance milestones based on progress in research and development of the targets subject to the collaborations;
- product development milestones, based on progress in clinical trials and receipt of marketing authorizations; and
- royalties on sales of both antibody products and other drugs designed using CAT's technology.

Pharmacia has the option to extend the research collaboration for additional one-year periods on similar terms. CAT may terminate the collaboration after four years. If the agreement is terminated, Pharmacia would remain obligated to pay royalties on product sales.

CAT may receive up to U.S.$15 million for therapeutic products developed for each target subject to the arrangement, conditional upon success in clinical trials and receipt of marketing approvals.

CAT has recognized £3.3 million in revenues under U.K. GAAP under this arrangement from inception to the end of the 2001 financial year.

CAT issued 1,870,837 CAT Shares to Pharmacia for £7.8 million in January 2000. The CAT Shares were valued at a 15% premium to CAT's average share price for the 20 days prior to the date of the agreement.

Human Genome Sciences, Inc.

In August 1999, CAT entered into a collaborative agreement with Human Genome Sciences. The alliance harnesses CAT's expertise in antibody engineering for up to three target human proteins identified by Human Genome Sciences. Human Genome Sciences may obtain exclusive licenses to produce and sell products directed to these targets.

CAT will be entitled to receive contract research funding, milestone payments based on the progression of products developed through clinical trials and receipt of regulatory approvals and royalties based on product sales. CAT is currently working with Human Genome Sciences on a program to develop anti-BLyS antibodies, which are antibodies against B-Lymphocyte Stimulator, a protein which may play a crucial role in several autoimmune and neoplastic disorders. Human Genome Sciences exercised an option to enter into an exclusive development partnership on human antibodies against this target. Following the isolation of over 10,000 antibody clones and the characterization of over 1,000 antibodies in detail, clinical candidate antibodies have been demonstrated.

In March 2000, CAT and Human Genome Sciences expanded their arrangement by entering into a ten year collaboration agreement. The 1999 arrangement was not terminated as a result of this agreement. Human Genome Sciences and CAT will collaborate to develop and sell therapeutic antibody products. CAT may access selected gene sequence and biological information derived by Human Genome Sciences and has the right to select up to 24 antigens proprietary to Human Genome Sciences for preclinical development. CAT has an option to obtain an exclusive license to develop six such products on its own. CAT is obligated to pay Human Genome Sciences clinical development milestones and royalty payments on such products. No such payments have been made to date. Human Genome Sciences has the option to share clinical development costs and to share the profits equally with CAT on up to 18 such products.

Subject to CAT's obligations at the time of exercise, the agreement gives Human Genome Sciences the right to obtain exclusive licenses to develop and sell human antibodies against selected targets for therapeutic and diagnostic purposes. Human Genome Sciences will pay CAT license fees when licenses are granted, milestone payments based on the progression through clinical trials and receipt of regulatory approvals and royalties based on product sales. In January 2002, CAT announced that Human Genome Sciences had exercised an option for an exclusive license on a human antibody to TRAIL Receptor 1. Human Genome Sciences also has rights to use CAT's antibody technology for the use and sale of research tools incorporating antibodies. CAT will receive a proportion of revenues on any such sales. Human Genome Sciences has paid an initial U.S.$12.0 million licensing fee to CAT, which includes consideration for research support at CAT for a period of three years, to help develop Human Genome Sciences's human antibody products.

In addition to royalties on sales of products, CAT may receive milestone payments of up to between U.S.$8.0 and U.S.$10.0 million for each therapeutic product developed pursuant to the arrangement, conditional upon success of the product in clinical trials and receipt of regulatory approvals.

CAT has recognized £3.2 million of revenues under U.K. GAAP (as restated) pursuant to these arrangements from inception to the end of the 2001 financial year.

CAT issued 1,670,000 CAT Shares to Human Genome Sciences for U.S.$55 million in April 2000. The CAT Shares were valued at a 20% premium to CAT's average share price for the ten days prior to the date of the agreement.

Wyeth-Ayerst

In March 1999, CAT entered into a strategic alliance with Wyeth-Ayerst. Under the agreement, CAT is receiving contract research funding for up to four years, as well as possible library option payments, product license fees, milestones and royalties. The term of the contract research arrangement was initially three years but has now been extended to four years. Wyeth-Ayerst may terminate the contract research arrangement at any time upon 60 days notice to CAT.

Wyeth-Ayerst and CAT are also collaborating for three years to validate and develop a portfolio of antibody product candidates directed at proprietary Wyeth-Ayerst targets. The companies will share equally the initial target and product validation costs. After this stage, each company has the opportunity to select candidates from this portfolio for further development and obtain a license to commercialize these products. For products developed by Wyeth-Ayerst, CAT may receive milestone fees and royalties on product sales. For those products developed by CAT, CAT may pay Wyeth-Ayerst license fees when licenses are granted, royalties on product sales and up to $3.75 million in clinical milestone payments, which milestones are conditional upon success of the product in clinical trials and receipt of marketing approvals. CAT has not made any payments to date under the arrangement. Wyeth-Ayerst has limited rights to partner products developed by CAT after those products complete Phase II clinical trials. CAT has also granted Wyeth-Ayerst multi-site options to license CAT's antibody library technology with associated product development options.

In September 2000, CAT granted Wyeth-Ayerst an exclusive product license to develop human monoclonal antibody products specific for the amyloid β peptide that has been widely implicated in Alzheimer's disease. CAT received a licensing fee and has potential to earn future milestone payments and royalties on product sales.

In addition to royalties (but not including contract research funding as described above), CAT may receive up to U.S.$7 million in payments for each therapeutic product developed and marketed by Wyeth-Ayerst pursuant to this arrangement, conditional upon success of the product in clinical trials and receipt of marketing approvals.

CAT has recognized £5.3 million of revenues under U.K. GAAP (as restated) pursuant to this arrangement from inception to the end of the 2001 financial year.

Abbott Laboratories

CAT's collaborative program with Abbott Laboratories commenced in 1993, pursuant to an agreement with Knoll AG (now part of Abbott). Under the program, Abbott may select up to six target antigens against which CAT will develop antibodies. Abbott has the right to obtain an exclusive license to produce and sell products against these antigens. CAT, in conjunction with Abbott, has isolated and optimized human monoclonal antibodies against the first two targets selected by Abbott, which are now in clinical trials (D2E7 and J695), each of which is described above in "— *Product Development*". A third target, Interleukin 18, a pro-inflammatory cytokine, is in the research phase. CAT receives a license fee at the time Abbott obtains an exclusive license, milestones based on product development events, clinical trial progression and regulatory approvals and royalties on product sales. In addition to royalties, CAT may receive up to between £5 million to £5.6 million in payments (which may be increased to allow for inflation) for each product developed pursuant to this arrangement, conditional upon meeting technical criteria, research and development success in clinical trials and receipt of marketing approvals.

CAT has recognized £1.8 million of revenues under U.K. GAAP pursuant to this arrangement during the three years ended September 30, 2001.

Elan Corporation plc

In January 2001, CAT entered into an alliance with Elan under which the companies will jointly discover and develop antibody-based therapeutics targeted at a variety of neurological diseases and disorders. Under the terms of the four year agreement, the two companies will fund all research and development jointly and share commercialization profits equally. CAT will have primary responsibility for the discovery and optimisation of human antibodies against multiple targets identified by Elan. Elan will evaluate clinical antibody candidates in pre-clinical models, manage clinical and regulatory development and will be responsible for global commercialization. Either party may terminate the agreement for convenience on 60 days' notice, subject to a royalty and milestone payment payable to the terminating party dependent on the stage of development achieved.

Research Stage Antibodies

There are approximately 12 projects based on different targets within CAT's antibody discovery and development program, of which approximately four may enter pre-clinical development during the next financial year. It is anticipated that this number of projects will increase slightly during 2002. Approximately one-third of these projects are CAT-funded or co-funded, with the remaining two thirds coming from collaborator-funded programs. These programs include anti-TGFβ (with Genzyme), anti-IL 18 (with Abbott Laboratories), and anti-CD30 L and anti-IL18R accessory protein (both with Immunex).

This year, CAT delivered to its collaborative partner Wyeth-Ayerst a candidate human monoclonal antibody specific to amyloid-β, a molecular target implicated in Alzheimer's disease. The candidate is currently being evaluated at Wyeth-Ayerst. In addition, a number of promising therapeutic antibody product candidates have been identified and are currently in development at Wyeth-Ayerst.

With Pharmacia, good progress has been made on a number of antibody drug discovery programs in the field of cancer. There has been a modest level of increase in activity at CAT in these programs over the last six months; a research milestone was recently achieved on one program and further progress is anticipated.

In its collaboration with Human Genome Sciences, substantial progress has been made towards the identification of additional novel antibody drugs to genomics targets across multiple disease areas and further developments are anticipated during the next financial year. In July 2001, CAT gained access to Human Genome Sciences' proprietary genomics database, giving CAT access to selected Human Genome Sciences antigens. Research has commenced on identifying suitable candidates for development into potential antibody drugs. Importantly, CAT has rights to develop six such products on its own and up to 18 equally with Human Genome Sciences, providing CAT with the opportunity to broaden its pipeline of CAT-funded and co-funded products.

Research has already commenced in the collaboration between CAT and Merck and two drug discovery programs have already started in the collaborations with each of Immunex and Elan.

Significant License Agreements

CAT initially developed its technology in conjunction with the MRC. CAT's rights in respect of this technology are governed by a license agreement with the MRC dated January 7, 1997. Under this agreement, CAT received exploitation rights to key underlying intellectual property and know-how relating to the production and screening of phage antibody display libraries. CAT has exclusive rights, subject to certain rights retained by the MRC, to exploit the technology for the development of therapeutic, diagnostic or prophylactic entities arising from gene sequencing data.

CAT pays the MRC royalties of 3% of the net invoice price on the sale by CAT of products made using the patent rights and technology licensed under this agreement. Where CAT's sub-licensees sell such products, CAT is obligated to pay the MRC between 1% and 2.3% of the net invoice price, calculated in accordance with a specified formula. The royalty obligations of CAT may be reduced under certain circumstances.

CAT's license with the MRC includes the Winter II, McCafferty and Griffiths patent families, which are described below under "— *Intellectual Property*". CAT also has a non-exclusive license from Dyax Corporation for rights under certain Dyax Corporation patents relating to phage display. CAT will pay royalties to Dyax Corporation on the sale of products made using relevant technology.

CAT has also licensed intellectual property relating to the use of certain inhibitors of TGFβ from the Burnham Institute and a subsidiary of Integra Life Sciences Corporation. CAT's license is exclusive, royalty



bearing and worldwide and allows CAT to make, use and sell certain products which incorporate the intellectual property when used to treat fibrotic diseases; it also provides for CAT to pay the licensors a proportion of any up-front, milestone or similar payments received in relation to the intellectual property. CAT-152 and CAT-192 fall within the terms of this license.

In 1994, CAT entered into the Royalty Agreement with DRC and, in connection with the Offer, CAT and DRC entered into the Royalty Agreement Amending Deed. See Section 3 of the Circular, "Background to the Offer — *Royalty Agreement Amending Deed*".

Intellectual Property

CAT has a patent portfolio of approximately 30 patent families comprising over 300 patents. CAT has three key patent families: Winter II, which covers production of expression libraries of antibody genes; McCafferty, which protects CAT's phage display method used to obtain specific antibodies from these libraries; and Griffiths, which covers human antibodies specific for human "self" antigens isolated from CAT's libraries.

Winter II covers CAT's processes for generating the collections of antibody genes that comprise CAT's libraries. Patents from the Winter II family have been granted in Europe, the United States, Japan, South Korea and Australia. A patent application is pending in Canada. The Winter II patent is co-owned with the MRC, the Scripps Research Institute and Stratagene. Pursuant to CAT's agreement with those parties, CAT has exclusive commercial exploitation rights over Winter II, subject to certain rights held by MRC, Scripps and Stratagene and their pre-existing licensees.

McCafferty covers CAT's phage display and target screening technology. Patents from the McCafferty family have been granted in Europe, the United States, Japan, South Korea and Australia. A patent application is pending in Canada. These patents are co-owned by CAT and the MRC. CAT may use the related technology to develop and commercialize products under the terms of the MRC license agreement.

Griffiths covers the use of phage display technology to isolate human "anti-self" antibodies which bind to molecules found in the human body. Patents have been granted in the United States and Australia. CAT has patent applications pending in Canada, Europe and Japan. This patent is co-owned by CAT and the MRC. CAT may use the related technologies and develop and commercialize products under the terms of the MRC license agreement.

In connection with its acquisition of Aptein in the 1998 financial year, CAT acquired patents covering ribosome display technology, under which human monoclonal antibody fragments can be displayed in a laboratory environment without the use of a phage. Patents have been granted in Europe, the United States, Japan, South Korea and Australia.

In addition to patents, CAT relies on trade secrets and proprietary know how. CAT seeks protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for CAT's technology in the event of unauthorized use or disclosure of confidential and proprietary information. The parties to these agreements may breach them. Also, CAT's trade secrets may otherwise become known to, or be independently developed by, its competitors.

CAT has a policy of defending its patents forcefully. Due to the nature of its business, CAT continues to be involved in litigation and opposition cases, which are described in "Legal Proceedings". CAT may also face claims from third parties that if infringes patents.

Competition

CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Also, CAT competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex's joint venture partner, Kirin Brewing Co., Ltd, BioInvent, Abgenix Inc., Protein Design Labs, Inc., MorphoSys AG, Dyax Corporation and Crucell N.V.

The six product candidates based on CAT's technology that are currently in clinical trials will face competition from established therapies as well as new antibody products. The competition for these product candidates is discussed below.

CAT-152. CAT is not aware of any other products in development being specifically developed for the treatment of scarring after glaucoma surgery. CAT-152 would potentially compete with existing therapies to lower intraocular pressure, including topical medications such as carbonic anhydrase inhibitors and prostaglandin analogues, and laser surgery. CAT is aware that many topical glaucoma drugs are under development and these types of drugs may be improving, which may reduce the need for surgical corrective procedures.

CAT-213. CAT-213 is being tested in Phase I/II clinical trials in the treatment of allergic rhinitis, and would face significant competition from established therapies.

CAT-192. CAT-192 is currently being tested in the treatment of fibrosis. CAT and Genzyme are currently focusing on developing CAT-192 as a treatment for systemic sclerosis (scleroderma). Many approaches are being considered to treat these diseases. CAT is aware of at least two product candidates in clinical trials for the treatment of scleroderma. Connetics and Celltech recently announced Phase III results on ConXn®. CAT has learned that this product failed to demonstrate efficacy in treating severe scleroderma. CAT is aware that Collgard is testing a topical formation of the small molecule halofuginone in multicenter Phase II clinical trails in the United Kingdom for the treatment of scleroderma.

D2E7. D2E7 will likely face competition in the treatment of rheumatoid arthritis from Enbrel®, a TNFα inhibitor developed by Immunex and American Home Products, which was approved in the United States in 1998 and in Europe in 2000, and from Remicade®, a TNFα antibody developed by Centocor and Johnson & Johnson, which was approved in the United States in 1999 and Europe in 2000. CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Amgen has filed for approval in the United States for IL-1 receptor antagonist product. Abgenix, Celltech and Medarex each have antibody products in clinical trials. Many other products are also potentially competitive with D2E7.

J695. J695 is being tested in Phase II clinical trials for autoimmune and inflammatory disorders, including rheumatoid arthritis. CAT believes that J695 would face significant competition from many established therapies for these indications.

LymphoStat-B™. LymphoStat-B™ is scheduled to commence Phase I clinical trials in patients with systemic lupus erythematosus and would face significant competition from established therapies.

Facilities

CAT's principal establishments, and summary details of them, are as follows:

Property	Principal activity	Size (square feet)	Nature of title	Unexpired term
Beech House The Science Park Melbourn Cambridgeshire SG8 6JJ	Registered office, laboratories and offices	23,000	Leasehold	Approximately 9 years
The Franklin Building Granta Park Abington Cambridgeshire CB2 6HR	Laboratories and offices	20,000	Leasehold	Approximately 14 years
Cambridge House Back Lane Melbourn Cambridgeshire SG8 6DD	Laboratories and offices	23,000	Freehold	n/a

During the 2001 financial year CAT's Pre-Clinical and Medical departments occupied the Franklin building at Granta Park in South Cambridgeshire, a new 20,000 square foot building. That lease will expire in 2016 and is subject to CAT's right to terminate the lease early in certain circumstances. CAT has also agreed to lease a further building at Granta Park in South Cambridgeshire which is now under construction, to provide future accommodation. This will comprise approximately 66,000 square feet of office and laboratory space. CAT also has an option to lease additional space. These new facilities will be tailored to CAT's specific requirements and will involve capital expenditures in fitting out and equipping them.

Environmental and Safety

CAT is subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with these and similar future regulations is substantial. Although CAT believes that its procedures for handling and disposing of such materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated.

CAT believes it is in compliance in all material respects with applicable health and safety and environmental regulations. CAT believes that it deals with health and safety and environmental legislation in a responsible, proactive and professional manner in order to safeguard personal and environmental safety. The organization and management of health and safety at CAT is clearly stated in a CAT policy document which is available to all staff. The board of directors receives formal reports on health and safety from the safety manager on a quarterly basis and has given one executive director, Dr. David Glover, special responsibility for health and safety.

The primary umbrella legislation dealing with health and safety is the U.K. Health and Safety at Work Act 1974, which is now supplemented by the Management of Health and Safety at Work Regulations 1999.

In order to facilitate providing a safe working environment, regulation 3 of the Management of Health and Safety at Work Regulations 1999, requires employers to make a "suitable and sufficient" assessment of the risks to the health and safety of both their employees while at work and to other people arising out of or in connection with their businesses. This process requires CAT to undertake stringent risk assessments to systematically identify hazards in the workplace and put in place any preventative or control measures necessary. Where an assessment is required under other statutory provisions (for example, the Control of Substances Hazardous to Health Regulations 1999 or the Genetically Modified Organisms (Contained Use) Regulations 2000), it will often be required to comply with the standard set by the Management of Health and Safety at Work Regulations 1999 and so one assessment may satisfy the requirements of both pieces of legislation.

These assessments, once completed, are available as paper copy held by the relevant line manager, or as electronic copy to all staff via CAT's company intranet. Assessments are reviewed when work practices change or on an annual basis, whichever occurs sooner.

CAT is satisfied that the overall processes involved in its scientific operations do not require authorization under U.K. environmental legislation. However, it does hold certain permits relating to specific aspects of its operations. These include a discharge consent under the U.K. Water Resources Act 1991 and an authorization for the use and disposal of radioactive substances under the U.K. Radioactive Substances Act 1993. CAT also has in place a standard operating procedure to ensure the proper disposal of waste regulated under the Special Waste Regulations 1996.

Employees

At September 30, 2001, CAT had 247 employees, of which 212 were employed in research, preclinical and medical development activities and 35 in finance and administrative roles.

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REGULATORY BACKGROUND

Introduction

In most countries, the development of drug products is subject to relatively high levels of regulation. By setting detailed and specific requirements for data which must be generated and evaluated before a product can be placed on the market, most systems of regulation ensure that such products are subject to extensive testing and evaluation before being made widely available.

The testing required once a potential product candidate has been identified involves both preclinical and clinical research. The precise tests undertaken and methods used vary according to the products under development, but basic principles and requirements must be addressed. The performance of preclinical and clinical research is generally subject to legal provisions which are additional to, and separate from, those setting out the data requirements for the purposes of applying for approval to market a product.

In most jurisdictions, any dealings in drug products at any point in the chain of distribution will be regulated through a system of authorization. In order to place a product on the market, a marketing authorization is required. This is a fundamental requirement since, subject to fairly limited exemptions and the provisions for clinical research, all dealings must be undertaken in relation to authorized products. Manufacturers and wholesalers must have appropriate authorizations covering their activities. Manufacturing, which includes assembly of products into their final dosage forms and packaging operations, is generally strictly regulated. Wholesalers, who supply to the trade, must meet certain criteria both as to staff and premises in order to obtain authorization. Supply at retail level to members of the public is generally controlled through the limitations and conditions placed upon retail outlets through, for example, pharmacy registration and the imposition of statutory limitations, conditions and obligations upon other retail suppliers. Exemptions from the requirements for authorization tend to be extremely limited.

Regulation by the European Community

The system of regulation of medicinal products for human use at the European Community ("EC") level dates back to 1965. There is a broad range of EC legislation which has been implemented by European Union ("EU") member states governing all aspects of dealing in medicinal products. It is supplemented by numerous guidelines which are not legally binding in most cases. However, failure to comply with, or departure from, their provisions in practice requires justification.

Pre-clinical research

European legislation (Directive 75/318/EEC, as amended) imposes certain specific requirements for pre-clinical testing where the data to be generated will be used for an application for a product marketing authorization in the EC. The basic provisions in legislation are expanded upon in guidance issued by the Committee for Proprietary Medicinal Products ("CPMP") which, while not usually formally incorporated into the legislation, are important. Deviation by companies from such guidance would generally require a strong justification upon application for a marketing authorization. Aspects of pre-clinical research involving animal testing are subject to the provisions of Directive 86/609/EEC setting down standards to be met by animal testing institutions and those conducting the research. These provisions are enforced through registration and inspection. High standards of practice are also laid down for laboratories by the Good Laboratory Practice Directive (87/18/EEC) and associated legislation, with compliance monitored through a system of inspection.

Clinical research

Directive 75/318/EEC also establishes the data requirements in respect of research undertaken in humans where the data is intended to be utilized in a marketing authorization application. There are also any number of guidance documents issued by the CPMP. In particular, these include guidelines addressing the conduct of trials in particular therapeutic categories and patient groups and on Good Clinical Practice ("GCP") which adopted text developed by the International Conference for Harmonisation. These guidelines came into force in early 1997 and took account of earlier CPMP guidelines on GCP adopted in 1990. In addition, some general legislation, such as the Directive concerning the Protection of Individuals with regard to the Processing of Personal Data (95/46/EEC), is also relevant to the conduct of clinical research.

Aside from these provisions, however, the conduct of research in the EC is not yet governed by specific EC legislation. Directive 2001/20/EC, setting out the provisions governing the conduct of clinical trials, has recently been adopted. It will be supplemented by detailed guidelines. The aim of the Directive is to increase harmonization in this area. Member states have until May 2004 to adopt the necessary measures to comply with the Directive and these measures will affect regulation and practice. In the meantime, the national laws and practices of member states will continue to govern research conducted within the local jurisdiction. Variation in these laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the EC.

Pending specific rules, there are some practical influences upon the conduct of research as a result of the requirements concerning the content of application dossiers. These requirements include adherence to GCP and failure to do so may lead to a rejection of an application for a marketing authorization.

The completion of Phase I, II and III clinical studies is a lengthy process and can take up to six years or more to achieve. Adverse, poor or inconclusive results at any stage can lead to the abandonment of a research program.

In practice, in member states, clinical studies may only be commenced after notification to and/or approval by, an independent ethics committee. The process of application for and authorization of a clinical study by the regulatory authorities varies from state to state. Where the results of earlier phase studies do not justify ongoing research, neither ethical nor regulatory approval (where required) will be granted.

Marketing

A medicinal product must have a marketing authorization to be marketed in an EC member state. In 1995, the so-called "New Systems" for authorization of medicinal products were introduced in Europe.

Council Regulation 2309/93 established a process of European authorization for particular types of biotechnology and high technology products. This centralized application system requires an application for a marketing authorization to be made by the person who will be responsible for placing the product on the market (who must be "established in the Community") to the European Medicine Evaluation Agency ("EMEA"). The EMEA co-ordinates the assessment process and procedure, while the CPMP, as a body of experts drawn from the member states, undertakes (with the assistance of nominated external experts drawn from the EC) the scientific assessment of the product dossier and produces an opinion as to whether a product satisfies the criteria for authorization. The final decision as to the grant or refusal of a marketing authorization is taken by the Commission. If successful, an application results in a single authorization for the product which is valid in all member states. The time limits set for the assessment procedure are intended to ensure that a product is thoroughly and expeditiously evaluated to ensure the availability to the public as soon as possible of high quality new products. It is possible for an applicant's schedule to slip, for example, where the applicant delays in responding to queries or provides additional data, and also in the later stages of the process where there are no specific set time limits and bureaucratic procedures can be time consuming. Accelerated evaluation of a marketing authorization application may be initiated by the CPMP in exceptional cases when a product is intended to provide an answer to major public health need defined by: (a) the seriousness of the disease; (b) the absence or insufficiency of an alternative therapy; and (c) the anticipation of high therapeutic benefit.

The legislation also introduced a system of "Mutual Recognition" under which an authorization for a product gained in one member state (the "Reference Member State") can be used as the basis for gaining authorization in others without, in theory, the repetition of the lengthy product assessment already carried out by the first member state in authorizing the product. Objections to such recognition may be made by member states within time limits set by the legislation. The process of dealing with objections ("Arbitration") may significantly lengthen the time elapsing between the initial application and approval in the nominated member states. Arbitrations are handled by the CPMP whose decision on the matters subject to dispute, when it has been adopted by the Commission, is binding in all member states. The outcome of an Arbitration may adversely affect marketing authorizations obtained prior to the Arbitration in cases where the result is a decision limiting the terms of, or refusing, a marketing authorization. The Mutual Recognition procedure is an option for all products for which the centralized procedure is not compulsory under Regulation 2309/93.

Some companies will have the option under the rules to use either procedure to authorize a new product. In some cases, the relative flexibility of certain aspects of the Mutual Recognition system may recommend that system above the centralized process. In others, the perceived benefits of a single EC-wide authorization and the relative simplicity of a single application in Europe will influence the system of choice.

The EC has recently introduced provisions in respect of "orphan drugs" (i.e., products for the treatment of serious diseases affecting five in 10,000 people on average in the Community). Previously, the requirements relating to data to support marketing authorization applications permitted the submission of a more limited set of data concerning safety, quality and efficacy when: (a) the indications for which a product was intended were rare conditions so that the applicant could not reasonably be expected to provide comprehensive evidence; (b) the state of scientific knowledge did not enable the provision of comprehensive data; or (c) there were ethical reasons precluding the collection of data. In such cases, a marketing authorization could be obtained despite a more limited supporting dossier but subject to: (1) the completion of an agreed study program in a specified time, (2) strict limitation upon the basis of supply, administration and supervision of use, and (3) the insertion of text into information provided with the product and to practitioners alerting the practitioner to the limited nature of available product data. Under the new provisions, once a marketing authorization for an orphan drug has been granted, no further applications by third parties for the authorization of similar products for the same indications will be accepted for a period of 10 years. This period may be reduced to six years in the event the product reaches certain profit levels within five years from authorization. Licensing charges may be waived in whole or in part.

After an authorization has been granted (for a period of five years), and a product has been brought to market, numerous obligations are imposed upon the marketing authorization holder by the legislation. These include the obligation to ensure that the product keeps pace with the state of scientific and technical knowledge, in particular, in terms of its manufacture and control. This means applying to vary the marketing authorization when the circumstances and technical knowledge warrant updating and amendment. Requirements for pharmacovigilance and the reporting of adverse reactions to products are central to the legislation. Advertising and the production of labeling and patient information leaflets are each specifically regulated by Directives, with local codes of conduct and practice also in place and, in some cases, providing additional controls on corporate activity. The provisions of the legislation (which include the requirement, in relation to the function of pharmacovigilance and information services, to have a nominated individual within CAT responsible for compliance) require significant resourcing in terms of staff and expertise which may be sourced in-house and/or from external providers.

The regulatory authorities have power to suspend, revoke or vary a marketing authorization after grant if they are no longer satisfied as to product safety, quality or efficacy or any combination of these. The requirements for the performance of comprehensive pharmacovigilance and frequent reporting and assessment in respect of marketed products are of central importance and are designed to enable companies and regulators to detect produce safety concerns as early as possible and take appropriate action in the interest of public health in the EC.

The harmonization and streamlining of decision-making on such matters in the EC through the CPMP means that a concern arising in one member state in relation to a product which is marketed in several will be examined at the European level and the outcome of the examination will affect the product and its authorization across all member states in which it is sold and supplied.

Manufacturing

Manufacturing conducted within the EC must meet Good Manufacturing Practice ("GMP") requirements (Directive 91/356/EEC). These currently apply only to marketed products, but in the future, with the introduction of the clinical trials directive, will also apply to products intended for clinical research purposes. The legislation (Directive 75/319/EEC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products onto the European market and the qualifications which must be held by the personnel authorized to undertake such activities. Inspection of manufacturing site facilities and validation of procedures are a prerequisite to a product gaining a marketing authorization and to a manufacturer being authorized to produce or assemble medicinal products and are regularly undertaken by regulatory authorities, both by local inspectors and by inspectors representing other countries in which the products in question are to be sold. The failure of an inspection can be a serious matter. Product supplies may be interrupted and/or a recall required in the most serious cases, plant closure, pending rectification of defects may be ordered. The legislation also requires clear, contractual documentation concerning the provision of manufacturing services by one company to another, in particular, where aspects of the manufacturing process are contracted out by the main manufacturer to others.

Wholesaling

As with manufacturing operations, all wholesalers must be authorized by the authorities in the country in which they operate. Wholesale distribution in the EC is governed by Directive 92/25/EEC and the Good Distribution Practice Guidelines cross-referenced in it. Wholesalers must meet minimum requirements in terms of staff, facilities and procedure in order to obtain and retain an authorization.

Pricing

In a number of member states, it is not possible to market a product until pricing negotiations with the responsible government authorities have been concluded. Authorization by the regulatory authorities does not guarantee the negotiation of a satisfactory price, or of reimbursement status under national public health systems, for the products concerned.

Supplementary protection certificates

The time taken to research and develop medicinal products eats into the marketing time protected by a product patent or patents and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the EC introduced Regulation 1768/92 creating a Supplementary Protection Certificate ("SPC") for authorized products. While this does not constitute an extension to the patent from which a product derives, it does confer certain rights of a similar nature in respect of the product(s) derived from the patent after that patent has expired. The period during which the certificate is effective depends on calculations based upon the date of the application for the patent and the grant of the first marketing authorization for a product derived from the patent, with an upper limit of five years.

Abridged applications — "market exclusivity"

In cases where the patent and SPC have expired (or are not available), medicinal products can benefit from EC provisions which are commonly described as the rules of "market exclusivity", but which in fact govern the making of so-called abridged applications for marketing authorizations. An abridged application is one in which the full data requirements are relaxed, allowing the submission of a more limited dossier provided that the conditions under Directive 65/65/EEC Art. 4(8)(a) are met.

Most significantly, under EC law, a third party whose product is said to be essentially similar to one already on the market is effectively prevented for a period of between six and ten years (from authorization) from relying upon pre-existing data submitted in support of a prior full application by another company, except in certain defined and limited circumstances.

The period is fixed at ten years for products derived from biotechnological processes specified in Part A of the Annex to Regulation 2309/93 (for which the centralized procedure is compulsory), and "high-technology" products viewed by the competent regulatory authorities as representing significant innovation and falling within Part B of the Annex (for which the centralized procedure is an option). Member states may elect to extend the period of "protection" from six to ten years in respect of other products. This discretion has been exercised by the United Kingdom, for example.

The rules do not, however, prevent a competitor from making a marketing authorization application by relying upon a full data package compiled by the applicant, or by reference to published literature, or, with the consent of the owner of the original data, by cross reference to the data held on file by the regulatory authorities.

The rules are only intended to limit the circumstances in which a marketing authorization may be granted without a full data package on the basis of cross reference to existing data generated by someone other than the applicant, in order to protect the interests of the originator of the filed data who undertook and resourced the original research necessary to support a full application to market.

The rules are unfortunately unclear in some respects and their interpretation is subject to variation and dispute. Divergent views are taken by regulatory authorities on the availability of protection, for example, where new data is generated in respect of a variation to an existing product involving substantial "investment" by the originator. There has been significant litigation as a result.

CAT's product candidates

Many, if not the majority, of therapeutic products developed through the application of CAT's technology will fall within the ambit of Regulation 2309/93. All products developed by means of DNA technology, controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells and hybridoma and monoclonal antibody methods will be subject to compulsory centralized authorization for the purposes of marketing within the EC. In the remaining cases, there will be an option as to the approval process. Ten years "market exclusivity" will apply across all member states in either case where centralized procedures are applied. Clinical research programs must be conducted according to local and EC requirements to ensure the acceptability of data generated for EC regulatory purposes.

Competition regulation

CAT's activities are subject to EU and U.K. competition law, including Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the EC and affect trade between member states. Provisions of agreements restricting competition (within the meaning of Article 81(1)) are void. In certain cases, subject to exceptions, parties entering into agreements restrictive of competition under Article 81(1) may be subject to fines imposed by the European Commission of up to 10% of their respective annual worldwide revenue and to claims of damages from other parties who have suffered loss by reason of the anti-competitive restriction.

Certain license agreements that CAT has entered into, or may enter into, will grant or may grant exclusive worldwide licences of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1). CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission, provisions of any license agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity or rights, may be unenforceable.

U.S. Regulation

Regulatory authorities

The development and marketing of drug products for human use in the United States is extensively regulated by the federal and state governments. The principal federal regulatory agency is the Food and Drug Administration ("FDA") within the U.S. Department of Health and Human Services. Although most states maintain one or more agencies with power to regulate drug products, they generally defer to the FDA in matters relating to product development and approval. Some of CAT's products may be subject to state regulation as well as FDA regulation.

Cost of pre-market testing

Due to the requirements imposed by the FDA, the development process for new pharmaceuticals in the United States is lengthy, expensive and commercially risky. The great majority of compounds screened for possible development are ultimately rejected at some stage in the pre-market testing process. Total development time for successful compounds often exceeds ten years.

Under the provision of recent legislation establishing "user fees" (e.g., registration fees) for human drug applications (including new drug applications and biological license applications), the FDA has made commitments to reduce the review time for marketing authorization applications. Although the agency has achieved some reductions, especially for high-priority medicines, the review process remains lengthy and complex and approval is never certain. There has been little or no reduction in the testing required before applications are submitted, which consumes most of the time spent in developing new drug products for the U.S. market.

Animal testing

FDA regulations govern all stages of the development and marketing of drug products. Safety studies in laboratory animals that are intended to be submitted to the FDA in support of marketing authorization applications must ordinarily comply with principles of Good Laboratory Practice and they are subject to inspection and verification by the FDA or foreign government agencies with which the FDA maintains mutual recognition agreements.

Clinical trials

All clinical trials of investigational drug products in the United States must be carried out under investigational new drug ("IND") exemptions, in accordance with FDA regulations. Those regulations impose requirements for documenting the safety of proposed clinical studies, provide for submissions to the FDA before clinical studies can commence and authorize the FDA to suspend or withdraw permission to continue clinical studies. Sponsors of clinical studies must maintain records and make reports to the FDA, including reports of adverse events from human use and significant findings from studies in animals. Although the FDA affords sponsors some discretion in the design of early phase clinical studies, it is common for sponsors to confer with the agency on the design of later phase studies, especially pivotal Phase III clinical studies that will provide the principal evidence of safety and effectiveness for marketing approvals.

Advertising and commercial distribution of investigational products are ordinarily prohibited, but in certain circumstances, the FDA will permit sponsors to charge patients for investigational medicines. There are special procedures for "treatment INDs" to allow for compassionate use while controlled clinical studies are underway.

FDA regulations impose requirements for Good Clinical Practice ("GCP") and protection of human subjects in clinical studies. Informed consent of study subjects is required, and studies must be reviewed and approved by Institutional Review Boards ("IRBs") which are subject to inspection and regulation by the FDA. Clinical studies in vulnerable populations (e.g., prisoners, children, mental incompetents and pregnant women) are subject to special scrutiny.

Approval procedures and criteria

U.S. drug law establishes different procedures and criteria for the approval of biological products (product license applications and establishment license applications, or PLAs and ELAs, respectively, and a unified biological license application, or BLA, for well-characterized biological products), other new drugs (new drug applications, or NDAs) and antibiotic drugs (antibiotic drug applications). Monoclonal antibody products are subject to regulation as biologics generally. In practice, however, the FDA applies essentially the same requirements for approval of all products, proof of safety and effectiveness, demonstration of adequate controls in the manufacturing process and conformity with requirements for labeling. Effectiveness must ordinarily be demonstrated on the basis of two adequate and well-controlled clinical studies carried out in accordance with FDA regulations. In addition, the FDA has issued guidelines for clinical studies of specific types of pharmaceutical products.

The FDA has substantial discretion to determine whether the data submitted in support of a drug product is adequate for approval. The agency is not required to consult with independent experts when it reviews new products, but, in practice, it often seeks the opinion of an advisory committee. Applicants have the right to an administrative hearing and judicial review of the refusal to approve a pharmaceutical product, but the FDA's decisions on issues relating to safety and effectiveness are nearly always conclusive.

Regulation of software and other medical devices

The FDA also regulates software and other medical devices used to diagnose and treat illnesses and other medical conditions. To the extent that CAT's products are or become medical devices, they will or would be subject to FDA review and regulation.

Accelerated approval

FDA regulations authorize accelerated approval of pharmaceutical products that offer a significant improvement in the treatment of fatal or life-threatening conditions. Approval can be based on clinical studies using surrogate end-points, but applicants must ordinarily agree to continue clinical studies after approval and to accept other conditions, including simplified procedures for withdrawal of approval.

Acceptance of foreign clinical data

The FDA will accept applications that include reports of foreign clinical studies if they meet requirements for GCP and are deemed relevant to U.S. medical practice. It is, however, uncommon for the agency to approve a new pharmaceutical product without some evidence from clinical studies conducted in the United States, and most sponsors carry out at least one pivotal study in that country. Studies conducted outside the United States are subject to special audits by the FDA and may be rejected if U.S. requirements for record-keeping, protection of human subjects and other matters relating to GCP are not met.

Non-patent market exclusivity

U.S. drug law creates two forms of non-patent market exclusivity. First, the law prohibits approval of abbreviated new drug applications or literature-based applications for copies of innovative products for a period of five years after the approval of a new chemical entity and three years after the approval of a new indication or dosage form for which substantial clinical studies were required. These provisions do not preclude approval of competitive applications based on original data, and they apply only to new drugs, rather than antibiotics or biological products.

Secondly, the law provides for a special seven year period of protection for "orphan drugs" (e.g., drugs for diseases that affect fewer than 200,000 persons in the United States or that are unlikely to repay development costs). During this period, the FDA is ordinarily precluded, subject to complex exceptions, from approving any application for the same drug, even if it is based on original data. These provisions apply to all drugs, including antibiotics and biological products as well as new drugs.

Manufacturing controls

The FDA inspects pharmaceutical manufacturing establishments for compliance with requirements of its Current Good Manufacturing Practice regulations and conformity with specifications in marketing approvals. In addition, biological manufacturing establishments must be licensed by the FDA, although for specified products the facility is approved within the BLA. The agency inspects foreign manufacturing facilities that supply bulk or finished products for the U.S. market; if companies cannot meet FDA requirements, their products may be excluded from the United States.

Export controls

U.S. drug laws restrict exports of unapproved new drugs and biological products for commercial distribution and clinical investigation outside the United States. Such drugs can only be exported for commercial use if they have been approved in designated jurisdictions (including the EC and the individual member states). Exports are also permitted for clinical studies in the designated countries after notification to the FDA, but exports for clinical studies in other countries may require prior approval. Less restrictive rules apply to exports of unapproved antibiotics.

Advertising and promotion

The FDA closely regulates advertising, promotion and marketing of prescription drugs. Promotion for unapproved uses is prohibited, and sponsorship of medical symposia and publications is restricted. Financial incentives to prescribers are regulated under federal and state civil and criminal laws as well as codes of practice for the medical professions. Advertising of over-the-counter drugs is chiefly regulated by the Federal Trade Commission.

Enforcement powers

The U.S. federal government has extensive powers to compel compliance with medicines laws. Violative products are subject to seizure, and imported products may be detained. Companies and individuals that violate the law are subject to sanctions, including injunctions and criminal penalties with no requirement for proof of negligence or intent. Persons and companies convicted of certain offenses can be temporarily or permanently barred from involvement in the drug approval process. The U.S. federal government can suspend or withdraw approval of products if questions arise concerning safety or effectiveness.

Product liability

Companies that market drug products in the United States are subject to suit in state and federal courts for personal injuries caused by their products. The risk of product liability is significantly greater than in most European jurisdictions, and damage awards can be substantial. FDA approval is seldom a defense to liability, but failure to comply with FDA requirements may constitute evidence of negligence or conduct warranting punitive or exemplary damages.

Potential limitations on U.S. third-party reimbursement and U.S. health care reform

Sales of CAT's products will depend in part on the availability of reimbursement from third party payors and the U.S. federal and state governments. Revenues also may be negatively impacted by ongoing U.S. healthcare reform efforts which seek to contain costs and may limit or prescribe treatments and/or services reimbursed by the government.

LEGAL PROCEEDINGS

Except as described below, CAT is not aware of any legal or arbitration proceedings which may have, or have had in the 12 months preceding the date of this document, a significant effect on the financial position of CAT and its subsidiaries.

In September 1998, CAT commenced a patent infringement action in the Munich District Court against MorphoSys AG relating to CAT's European McCafferty and Winter II patents. The action is currently stayed, pending completion of proceedings relating to the McCafferty patent at the European Patent Office. In July 2000 and October 1999, the Opposition Division of the European Patent Office upheld the McCafferty and Winter II patents respectively (Winter II with one modification). Both CAT and MorphoSys have appealed the decision of the Opposition Division with respect to Winter II and CAT also expects an appeal to be made with respect to the McCafferty patent.

In April 1999, MorphoSys commenced patent proceedings against CAT in the District Court in Washington D.C., asking the Court to revoke CAT's U.S. Griffiths patent and/or declare that MorphoSys does not infringe the patent. The action proceeded to trial in early 2001. The jury only reached a verdict on one of the questions before it, finding that CAT was entitled to the priority dates of its British applications. After the trial, MorphoSys requested the Court to find that the patent was invalid and/or rule that MorphoSys did not infringe it. In August 2001, a District Court Judge ruled on MorphoSys' assertions that the patent was invalid, finding for CAT on four of the assertions and not ruling on the fifth — this assertion will be tried in court. At the same time, the judge ruled that his preliminary view was that MorphoSys did not infringe the patent. Both parties submitted further arguments and on 21 December 2001, the Judge ruled that he intended to rule that MorphoSys did not infringe the Griffiths patent unless he was persuaded by January 15, 2002 that there was a genuine issue as to any material fact which would require the matter to be retried before a jury. CAT filed further submissions on this point prior to the 15 January deadline and MorphoSys responded on January 28, 2002. The parties are currently awaiting the Court's decision.

In September 1999, MorphoSys applied to the Washington D.C. District Court to add the U.S. McCafferty patent to the proceedings described above. MorphoSys asked the Court to revoke the U.S. McCafferty patent and/or declare that MorphoSys does not infringe the U.S. McCafferty patent. This matter is proceeding and a trial date is currently set for February 2003.

In June 2001, CAT commenced proceedings against MorphoSys in respect of Winter II and in September 2001, against MorphoSys in respect of two of the four Winter/Lerner/Huse patents in Washington D.C. MorphoSys also began proceedings against CAT in respect of the same patents seeking a determination that the patents were invalid and/or that MorphoSys did not infringe them. After an initial dispute about the proper venue to hear the Winter II patent, the Court in Washington D.C. has now ruled that it will hear these cases.

In July 2000, Crucell issued writs against MRC, Scripps and Strategene in a Dutch national court seeking a declaration that the Winter II patent was invalid and/or that Crucell did not infringe the claims of the patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its agreements with the defendants, CAT is responsible for the defence of these proceedings. The court has declined jurisdiction for Crucell's non-infringement claims and assumed jurisdiction only on the invalidity claims (any decision will only cover Holland). The court's ruling to decline jurisdiction in the Winter II case is currently under appeal by Crucell. However, prospective investors are referred to "Risk Factors" located later in this document.

In each of the MorphoSys and/or Crucell lawsuits, there is a risk that the patents may be held invalid or that a determination will be made that MorphoSys and/or Crucell does not infringe the patents. If either of these events occur, CAT believes that its ability to operate its own technology will not be materially and adversely affected.

In February 1997, Continental Venture Capital Limited ("CVC"), a former shareholder of CAT Limited, issued proceedings against CAT Limited in the State of New York. CVC claims that in consequence of certain share issues made by CAT Limited (following an issue of ordinary shares to CVC) and under the terms of a subscription agreement entered into in 1993, CAT Limited was required to issue anti-dilution shares (equivalent to 25,790 ordinary shares of 10 pence each) to CVC. The Directors, having taken U.S. legal advice, believe that the claim is groundless. However, CAT cannot assure investors as to the outcome of this litigation. The Directors have been advised that if CVC were to be successful in such proceedings, CAT Limited would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances to CVC. The Directors estimate that the total number of CAT Shares which would be required to be issued in these circumstances would be approximately 763,000. Both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. There has been no further change in the status of the proceedings since May 2000. CAT does not believe, on the basis of legal advice it has received, that there is merit in these claims. However, prospective investors are referred to "Risk Factors" located later in this document.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, as of September 30, 2001 in thousands of pounds sterling, CAT's cash and investments in liquid resources, short-term liabilities, long-term liabilities, shareholders' equity and total capitalization in accordance with U.K. GAAP and Canadian GAAP. The following information is derived from CAT's audited financial statements.

	U.K. GAAP	Canadian GAAP
Cash and investments in liquid resources	156,813	156,813
Liabilities falling due within one year[a]	8,335	8,428
Liabilities falling due in more than one year[a]	8,085	10,460
Total liabilities	16,420	18,888
Shareholders' equity:		
Ordinary shares (50,000,000 ordinary shares authorized, 35,455,865 issued and outstanding actual, par value 10p per share)	3,546	3,546
Share premium account	195,017	201,336
Other reserve[b]	13,451	13,492
Profit and loss account	(55,964)	(64,649)
Shareholders' funds — all equity and total capitalization	156,050	153,725

(a) All of CAT's liabilities are unsecured and not guaranteed by any person.

(b) The other reserve represents the share premium account of CAT Limited on consolidation from the application of merger accounting principles to the acquisition of CAT Limited by CAT.

SELECTED FINANCIAL DATA

The following table presents selected historical consolidated financial information for CAT as of, and for the years ended, September 30, 1997, 1998, 1999, 2000 and 2001. References in this document to "CAT's financial year" are to CAT's financial year ended September 30 of the appropriate year. The selected historical consolidated financial data are derived from the audited financial statements of CAT. CAT's financial statements are stated in pounds sterling.

Investors should read the following consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of CAT and the related notes to those financial statements included at Annex B of this Offer and Circular.

CAT's historical consolidated financial statements and the related notes to those financial statements have been prepared in accordance with U.K. GAAP. There are material differences between U.K. GAAP and Canadian GAAP. Some items indicated in the table have been reconciled to Canadian GAAP in accordance with the reconciliation procedures described in note 27 to the audited financial statements of CAT included in Annex B. Unless otherwise stated, all financial information of CAT is presented in accordance with U.K. GAAP.

	Year ended September 30,				
	2001	2000 restated	1999 restated	1998 restated	1997 restated
	(in thousands of pounds sterling, except net loss per share and number of shares)				
Income Statement Data (U.K. GAAP)					
Turnover	7,121	7,018	2,165	1,275	1,594
Gross profit	6,770	6,637	2,084	1,214	1,543
Research and development expenses	21,393	15,728	13,574	9,125	6,693
Exceptional costs[(a)]	—	—	—	—	2,967
General and administration expenses	6,443	4,842	2,684	2,078	1,576
Operating loss	(21,066)	(13,933)	(14,174)	(9,989)	(9,693)
Net loss on ordinary activities before taxation	(11,771)	(8,289)	(12,364)	(7,030)	(7,895)
Taxation on loss on ordinary activities	—	—	(1)	(4)	—
Net loss	(11,771)	(8,289)	(12,365)	(7,034)	(7,895)
Net loss per share (basic and diluted[(b)])	(33.3p)	(27.5p)	(50.9p)	(31.3p)	(45.3p)
Income Statement Data (Canadian GAAP)					
Turnover	7,543	7,129	2,165	1,275	1,594
Operating loss	(21,056)	(14,552)	(14,022)	(9,966)	(9,721)
Net loss	(11,761)	(8,908)	(12,213)	(7,011)	(8,152)
Basic and diluted net loss per share	(33.3p)	(29.5p)	(50.2p)	(31.2p)	(46.8p)
Balance Sheet Data (at end of period) (U.K. GAAP)					
Cash and investments in liquid resources	156,813	156,528	23,622	34,844	44,593
Total assets	172,470	169,436	35,175	45,661	47,467
Current liabilities	(8,335)	(9,627)	(3,929)	(2,718)	(2,276)
Long term liabilities	(8,085)	(7,369)	(2,812)	(3,317)	(3,307)
Net assets	156,050	152,440	28,434	39,626	41,884
Shareholders' funds — all equity	156,050	152,440	28,434	39,626	41,884
Number of ordinary shares outstanding	35,455,865	34,770,438	25,281,365	23,492,584	22,154,751

	Year ended September 30,				
	2001	2000 restated	1999 restated	1998 restated	1997 restated
	(in thousands of pounds sterling, except net loss per share and number of shares)				
Balance Sheet Data (at end of period) (Canadian GAAP)					
Cash and investments in liquid resources	156,813	156,528	23,622	34,844	44,593
Total assets	172,613	169,595	35,350	44,034	47,467
Current liabilities	(8,428)	(9,294)	(3,929)	(2,718)	(2,276)
Long term liabilities	(10,460)	(8,947)	(2,812)	(3,317)	(3,307)
Net assets	153,725	151,354	28,609	37,999	41,884
Shareholders' funds — all equity	153,725	151,354	28,609	37,999	41,884

(a) In the year ended September 30, 1997, the cost of acquiring intellectual property rights from the Medical Research Council was recorded as an expense through the profit and loss account in accordance with CAT's accounting policies.

(b) Following the issue of Financial Reporting Standard Number 14, under U.K. GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since CAT has reported losses, CAT's basic and fully diluted earnings per share are therefore equal.

Shareholders should be aware that CAT expects to release its unaudited interim consolidated financial statements for the three month period ended December 31, 2001 prior to the Initial Expiry Date. In accordance with its usual practice, CAT will announce its first quarter financial results by press release, file such financial results with applicable securities regulatory authorities, and post such financial results on its website (www.cambridgeantibody.com).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

CAT is a biotechnology company based in the United Kingdom with an advanced platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. CAT uses its proprietary technologies for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

CAT is exploiting the value of its technology to develop a portfolio of antibody therapeutic products, both through internal programs and by working in collaboration with other companies at all stages of the drug product discovery and development process. CAT's past and present collaborative partners include Eli Lilly, Pfizer, Abbott Laboratories, Genentech, ICOS Corporation, Genetics Institute/Abbott, Wyeth-Ayerst, ZymoGenetics, Pharmacia, Human Genome Sciences, AstraZeneca, Genzyme Corporation, Immunex and Elan. CAT's collaborative agreements may cover research activities or product development or both.

There are currently six human monoclonal antibody product candidates in clinical trials that were developed using CAT's technology, which are described in "Description of Business — *Product Development*". These product candidates offer potential treatment for rheumatoid arthritis, scarring in the eye following glaucoma surgery, allergic rhinitis, severe autoimmune and inflammatory disorders and a range of local and systemic fibrotic conditions.

A key element of CAT's strategy is to exploit its technology platforms in collaboration with other companies. CAT has been successful in attracting collaborators and continues to seek further collaborations.

CAT's own product development activity focuses on the "value-adding" stages from identification of potential antibody targets through to clinical demonstration of effectiveness for an antibody-based drug. In general, CAT will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products. If a product based on CAT's technology is developed solely by CAT's collaborative partner, CAT will generally receive long-term revenue in the form of milestone payments on certain key events and royalties should the product be marketed. CAT will typically receive royalties until the later of: (a) the expiration of the last of CAT's patents upon which the product is based; or (b) at least 10 years after the first commercial sale of the product. Where CAT is responsible for product development, either on its own or with a partner, it can expect to receive a higher share of the revenues derived from the product.

The structure of CAT's agreements has varied widely. Some arrangements provide for CAT to engineer antibodies for specific antigens, which antibodies would then be developed further by the partner. CAT has also licensed its technology for research purposes to corporate partners with options for licensing for commercial purposes at a later stage. Other arrangements have aimed for a closer and more collaborative relationship with the partner. CAT tailors such arrangements to the partner according to its requirements and circumstances and the technology and know-how contributed. Fees for access to proprietary technologies and the provision of research and development services are generally for a fixed period (which may be extended at a partner's option) and are subject to minimum performance requirements. Milestone payments are linked to technical criteria or to the achievement of key stages in product development and may not be realized for scientific reasons or because development has been discontinued. Product development is inherently risky and it is likely that a proportion of development programs may fail or otherwise be discontinued and this could take place at any stage.

As a result of CAT's reliance on collaboration arrangements, CAT's revenue profile has historically fluctuated from period to period, because the majority of revenue to date has been in the form of license fees and milestone payments. CAT has now changed its accounting policy for revenue recognition, the principal impact of which is that license fees, which were previously recognized as income when received, will be deferred and recognized over the term of the license. Revenues recognized in prior periods have been restated and therefore the receipt of a license fee will be a less significant factor in revenue volatility. CAT anticipates that over time and with the revised policy on revenue recognition the profile of revenues is likely to become more regular as the number of collaborations increases and ultimately as income for royalties resulting from product sales begins to be realized.

CAT does not believe that its revenue profile is seasonal.

CAT's direct costs are typically fees payable as a percentage of its revenues. Substantially all of the direct costs reported in the financial statements are Drug Royalty Corporation's share of revenues payable as described under Section 3 of the Circular, "Background to the Offer — *Royalty Agreement Amending Deed*". In future periods, when CAT receives royalties on product sales under its various licenses and collaboration agreements, direct costs will also include royalties payable to MRC and other licensors as described under "Description of Business — *Significant License Agreements*".

CAT expects to expend significant amounts on research and development and the conduct of clinical trials for certain products that are currently being developed internally. CAT believes that more extensive clinical data will enable it to enter into additional collaborative arrangements. CAT expects that this will substantially increase its expenditures over the next few years. CAT expects to incur substantial and increasing losses for a number of future years, due mainly to the low level of current revenues relative to expenditures and the costs of maintaining and expanding its research and development activities, including preclinical and clinical studies, and of its general and administrative resources. CAT expects that losses will fluctuate from period to period and those fluctuations may be significant and will depend, among other factors, on the progress of CAT's research and development activities and the realization of milestone payments and other fees.

Results of Operations

The following review is based on CAT's consolidated financial statements prepared under U.K. GAAP. CAT's financial statements have been restated to reflect CAT's revised policy for revenue recognition as described above and as detailed in notes 1 and 3 to the CAT audited financial statements included at Annex B. Comparative figures in this review have been restated where appropriate. A summary of the significant differences between U.K. GAAP and Canadian GAAP is given in note 27 of the CAT audited financial statements.

Years ended September 30, 2001, 2000 and 1999

Revenues increased to £7.1 million in the 2001 financial year from £7.0 million in the 2000 financial year and £2.2 million in the 1999 financial year.

The increase in revenue from the 2000 financial year to the 2001 financial year resulted from an increase in license revenues recognized and contract research fees offset by a decrease in milestone payments. CAT received a non-recurring license fee in the 2001 financial year pursuant to CAT's collaborative arrangement with Immunex and in the 2000 financial year pursuant to collaborative arrangements with Human Genome Sciences and for the grant of a product license for amyloid ß to Wyeth-Ayerst. These revenues will be recognized over the term of the license granted. Revenues recognized from license fees increased from £0.7 million for the 2000 financial year to £1.6 million for the 2001 financial year, reflecting revenues recognized from the new license fees received in the 2001 financial year in addition to license fees recognized in both periods which were received in the 2000 and prior financial years. CAT recognized £0.1 million of milestone and other revenues in the 2001 financial year, compared to £1.8 million in the 2000 financial year. Milestone payments are typically earned based on achievements in research and product development and may not be comparable from period to period.

In the 2000 financial year, CAT received a milestone payment from Abbott Laboratories following the entry of D2E7 into phase III clinical trials, and a milestone pursuant to its arrangement with AstraZeneca. CAT recognized £5.4 million of revenues from contract research fees in the 2001 financial year, compared to £4.5 million in the 2000 financial year. The increase resulted from increased activity or a first full year of activity from CAT's collaborative arrangements with Pharmacia and Human Genome Sciences, offset by a reduction in activity with Wyeth-Ayerst following the completion of the functional genomics element of that arrangement.

The increase in revenue from the 1999 financial year to the 2000 financial year resulted from increases in license fees, milestone payments and contract research fees under CAT's collaborative arrangements. CAT received non-recurring license fees in the 2000 financial year pursuant to arrangements with Human Genome Sciences and Wyeth-Ayerst. There were no such receipts in the 1999 financial year. These revenues will be recognized over the term of the license granted. Revenues recognized from license fees increased from £0.4 million in the 1999 financial year to £0.7 million in the 2000 financial year, reflecting revenues recognized from the new license fees received in the 2000 financial year in addition to license fees recognized in both periods which were received in prior periods. CAT recognized £1.8 million of milestone and other revenues in the 2000 financial year, compared with £1.1 million in the 1999 financial year. The increase primarily resulted from CAT's receipt of a milestone payment from Abbott. CAT recognized £4.5 million of revenues from contact research fees in the 2000 financial year compared with £0.7 million in the 1999 financial year. The increase resulted from the commencement of work under CAT's collaboration arrangements with Human Genome Sciences and Pharmacia and an increase in fees received pursuant to CAT's collaboration with Wyeth-Ayerst.

In the 2001 financial year, CAT derived £53,000 of revenue from Europe (excluding the United Kingdom), £6,969,000 of revenue from the United States and £99,000 of revenue from the rest of the world. In the 2000 financial year, CAT derived £316,000 of revenue from the United Kingdom, £1,104,000 of revenue from Europe (excluding the United Kingdom) and £5,598,000 of revenue from the United States. In the 1999 financial year, CAT derived £80,000 of revenue from the United Kingdom, £831,000 of revenue from Europe (excluding the United Kingdom), £1,126,000 of revenue from the United States and £128,000 of revenue from the rest of the world.

CAT's direct costs are typically fees payable as a percentage of its revenues. Substantially all of the direct costs reported in these financial statements are DRC's share of revenues. In future periods, when CAT receives royalties on product sales under its various licences and collaboration agreements, direct costs will also include royalties payable to MRC and other licensors.

Operating expenses for the 2001 financial year were £27.8 million compared with £20.6 million in the 2000 financial year and £16.3 million in the 1999 financial year, reflecting the increasing scale and complexity of CAT's activities

Staff numbers rose over the 2001 financial year from 180 to 247 (the average over the year was 224). There was a credit during the 2001 financial year of £0.2 million for employer's National Insurance payable on the exercise of certain options granted in December 1999, compared with a charge of £0.5 million in the 2000 financial year. The charge for the cost of shares to be allocated under employee share schemes was £0.6 million in the 2001 financial year, compared with £0.5 million in the 2000 financial year and £0.2 million in the 1999 financial year.

Research and development expenses increased to £21.4 million in the 2001 financial year from £15.7 million in the 2000 financial year and £13.6 million in the 1999 financial year. The increases reflect an increase in the scale of CAT's activities, research and development staff numbers increasing from 122 at the beginning of the 1999 financial year to 212 at the end of the 2001 financial year, and increased expenditures for laboratory and general supplies. The increase also reflects a commitment to CAT's product development activities and the resulting expenditures with external suppliers on pilot manufacture and clinical trials. Research and development expenditures in the 2000 financial year were also affected by payments of £1.1 million for access to intellectual property, primarily to The Burnham Institute and Integra Life Sciences and The Whittier Institute for Diabetes and Endocrinology. Similar payments totalled £0.6 million in the 1999 financial year.

General and administrative expenses increased to £6.4 million in the 2001 financial year from £4.8 million in the 2000 financial year and £2.7 million in the 1999 financial year. These expenses include fees relating to patent litigation of £2.0 million in the 2001 financial year, compared to £1.7 million in the 2000 financial year, and £0.3 million in the 1999 financial year. The remaining increases in the 2000 and 2001 financial years were primarily caused by costs associated with increased personnel, larger facilities and more complex operations.

Total depreciation expenses increased from £1.6 million in the 1999 financial year to £1.8 million in the 2000 financial year and to £2.1 million in the 2001 financial year. This reflected a substantial investment in fixed assets in recent years, particularly Cambridge House in Melbourn, England, the freehold of which was purchased during the 1999 financial year, and the fitting out and equipping of the Franklin Building at Granta Park, England, during the 2001 financial year. Amortization expenses amounted to £0.4 million in each of the 1999, 2000 and 2001 financial years, reflecting the amortization of the Aptein patents.

Net interest income increased to £9.3 million in the 2001 financial year from £5.6 million in the 2000 financial year and £1.8 million in the 1999 financial year. Average balances of investments in liquid resources decreased during the 1999 financial year as cash was consumed by operating activities. In the 2000 and 2001 financial years, cash and investments in liquid resources increased due to issuances of equity securities in connection with strategic collaborations in December 1999, April 2000 and October 2000 and a share offering in April 2000. These resulted in increased interest income during those periods. Except for immaterial amounts of interest paid under automobile leases, CAT has not expended any interest for borrowed money in any of the periods.

Liquidity and Capital Resources

Since formation, CAT has financed its operations primarily through:

- an ordinary share offering in April 2000;
- an initial public offering of ordinary shares in 1997;
- subscriptions for ordinary shares in connection with strategic collaborations;
- revenue from collaborative arrangements;
- private placements of its ordinary shares prior to its initial public offering; and
- CAT's arrangement with Drug Royalty Corporation.

During the 2001, 2000 and 1999 financial years, CAT's net cash used by operating activities was £19.2 million, £3.6 million and £11.2 million, respectively, in each case resulting principally from operating losses, offset by depreciation and amortization. In the 2000 financial year, operating losses were also offset by increases in deferred income resulting from income received during that year which will be recognized as turnover in future periods.

CAT made capital expenditures of £3.5 million, £1.0 million and £2.7 million in the 2001, 2000 and 1999 financial years, respectively. CAT's capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT also invests in office and administrative facilities. The decrease in capital expenditures from the 1999 financial year to the 2000 financial year primarily resulted from the final stages of the refurbishment, fitting out and equipping of 23,000 square feet of additional specialist laboratory and office facilities at Cambridge House in Melbourn, which took place during the 1999 financial year, including the purchase of the freehold. The increase in capital expenditures from the 2000 financial year to the 2001 financial year primarily resulted from the fitting out and equipping of 20,000 square feet of specialist laboratory and office facilities at the Franklin Building.

There was no cash outflow for acquisitions during the 2001, 2002 or 1999 financial years.

CAT's net cash inflow from financing activities during the 2001, 2001 and 1999 financial years was £15.4 million, £132.3 million and £0.5 million, respectively, in each case primarily resulting from the issuance of ordinary shares. During the 2001 financial year, CAT completed one significant financing transaction. In October 2000, CAT issued 307,942 ordinary shares to Genzyme for U.S.$20 million (or approximately £13.4 million net of expenses) in connection with a strategic collaboration.

As of September 30, 2001, CAT had cash and marketable securities of £156.8 million. CAT has invested funds that are surplus to its requirements in highly liquid short term securities.

As of September 30, 2001, CAT had net current assets of £153.4 million. CAT does not currently borrow funds to finance its operations. CAT's creditors at the end of the 2001 financial year included a total of £11.0 million of deferred income, representing non-refundable income received which will be recognized in future periods. The corresponding amount in the 2000 financial year was £11.4 million.

CAT has incurred net losses of £11.8 million, £8.3 million and £12.4 million in the 2001, 2000 and 1999 financial years, respectively. As of September 30, 2001, CAT had an accumulated loss of £56.0 million. CAT's losses have resulted principally from costs incurred in performing research and development on human monoclonal antibody product candidates, and from general and administration costs associated with CAT's operations.

CAT expects to incur additional losses for a number of future years as a result of its expenditures for research and product development. This will result in substantial losses and cash outflows for several years.

CAT may be required to expend substantial funds if unforeseen difficulties arise in the course of completing required additional development of product candidates, manufacturing of product candidates, performing preclinical testing and clinical trials of such product candidates, obtaining necessary regulatory approvals or other aspects of its business. CAT's future liquidity and capital requirements will depend on many factors, including:

- the scope and results of preclinical testing and clinical trials;
- the retention of existing, and establishment of further, collaborative arrangements, if any;
- continued scientific progress in CAT's research and development programs;
- the size and complexity of CAT's research and development programs;
- the cost of conducting commercialization activities and arrangements;
- the time and expense involved in obtaining regulatory approvals;
- competing technological and market developments;
- the time and expense of filing and prosecuting patent applications and enforcing and defending patent claims;
- investment in, or acquisition of, other companies;
- purchase of intellectual property; and
- other factors not within CAT's control.

Taking into account existing facilities, cash balances and investments in liquid resources, CAT believes that the working capital available to CAT is sufficient for its requirements for at least the 12 months after the date of this Offer and Circular. However, in the event of transactions or conditions that are not currently expected, CAT may need additional financing in the future. CAT may need to raise additional funds through public or private financing, collaborative relationships or other arrangements. CAT cannot assure investors that such additional funding, if needed, will be available on terms favorable to CAT. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require CAT to relinquish its rights to certain of its technologies, products or marketing territories. CAT's failure to raise capital when needed may have a material and adverse effect on its business, financial condition and results of operations.

Market Risk

CAT has investments in liquid resources, consisting of cash and highly liquid, short-term investments. CAT's short-term investments will decline by an immaterial amount if market interest rates increase, and therefore, CAT's exposure to interest rate changes has been immaterial. Declines of interest rates over time will, however, reduce its interest income from its short-term investments.

CAT's functional currency is the pound sterling. CAT also generates revenue and incurs costs in other currencies, primarily the U.S. dollar. CAT expects the amount of revenue and costs in the U.S. dollar will increase in the future. As a result, CAT is currently and expects to continue to be subject to periodic foreign exchange translations that may impact its financial results. CAT does not currently undertake hedging transactions to cover its transaction or translation exposures, but CAT may choose to engage in hedging transactions in the future.

Differences Between U.K. GAAP and Canadian GAAP

CAT's consolidated accounts are prepared in accordance with U.K. GAAP, which differ in certain respects from Canadian GAAP. The significant areas of difference are described in note 27 to CAT's audited financial statements, included in Annex B to this Offer and Circular.

The following is a summary of the most significant differences.

Accounting for the acquisition of Aptein Inc.

CAT acquired Aptein Inc. for consideration payable partly on completion, the remainder being deferred, payable subject to the achievement of certain conditions. Aptein was acquired for its patent portfolio, which comprised its only material asset. The value of purchase consideration therefore had a corresponding impact on the fair value ascribed to the patents, which are shown in the balance sheet as an intangible asset.

Under U.K. GAAP, in accordance with Financial Reporting Standard Number 7, the fair value of the deferred consideration was recognized immediately and the fair value of the contingent consideration which was payable by the issue of shares in CAT was reported as part of shareholders' funds as "shares to be issued". Any difference between the initial estimate of the contingent consideration and the actual amount was recorded as an adjustment to the purchase price when made with a corresponding adjustment to the value of the intangible asset.

Under Canadian GAAP, Section 1580, "Business Combinations", contingent consideration is not recorded until such time as the contingency is resolved and the recorded value of the intangible was therefore corresponding lower until the conditions were met. Amortization charges under Canadian GAAP were therefore lower than those under U.K. GAAP prior to the conditions being met and will in consequence be higher thereafter.

Revenue recognition

The nature of CAT's principal revenue streams and CAT's accounting policy for revenue recognition under U.K. GAAP are as detailed in note 1 of CAT's financial statements. That accounting policy was changed during the year and figures disclosed under U.K. GAAP for prior periods have been restated accordingly. The impact of this change on current and prior periods has been detailed in note 3 of CAT's financial statements.

The treatment of revenues under Canadian GAAP is equivalent to that under U.K. GAAP except as follows:

Under Canadian GAAP, where licensing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple elements arrangement. Accordingly the aggregate consideration has been allocated to the two elements of the arrangement as follows. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to license revenues. No such reallocation is made under U.K. GAAP.

During the years ended September 30, 2001 and 2000 license revenues under Canadian GAAP were therefore respectively £422,000 and £111,000 higher. For the year ended September 30, 1999 license revenues under U.K. and Canadian GAAP were the same.

Accounting for National Insurance on share options

Under U.K. GAAP, CAT has accounted for a potential liability to National Insurance on employee share options. The provision is being made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. The provision at September 30, 2001 was £329,000 and the net credit for the year then ended amounted to £194,000. Under Canadian GAAP, no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises.

Share issue expense

Under the agreement with DRC, CAT received an amount of £1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where these equity issues form part of a commercial collaboration. Under U.K. GAAP, amounts paid to DRC as a result of an equity subscription are accounted for as a share issue expense since they are considered to be directly related to the share issue. Under Canadian GAAP, these amounts are not considered to be a share issue cost since DRC is not providing any services in connection with the equity issue. Accordingly, such amounts are charged to the profit and loss account for the year under Canadian GAAP.

Foreign currency translation

Under U.K. GAAP, the result of overseas subsidiaries are translated at the closing exchange rate. Under Canadian GAAP, the average exchange rate for the year is used. There are no material adjustments arising as a result of the difference.

Taxation

Under U.K. GAAP, deferred taxation is recorded using the partial liability method on all timing differences to the extent that it is considered probable that the liabilities will crystallise in the foreseeable future. Net deferred tax assets are not recognized unless their recovery is assured beyond reasonable doubt.

Under Canadian GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognized in full subject to a valuation allowance to reduce the amount of such assets to that is which is more likely than not to be realised.

As at September 30, 2001, 2000 and 1999, CAT had approximately £60 million, £36 million and £31 million respectively of cumulative tax losses. These losses represent a deferred tax asset for accounting purposes. In accordance with both U.K. GAAP and Canadian GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

No tax effect has been recognized in the reconciliation of net loss from U.K. GAAP to Canadian GAAP in respect of the differences arising in respect to those items, as the temporary differences arising are offset in full by the unrecognised tax losses carried forward.

Loss per share under Canadian GAAP

Under Canadian GAAP, CAT would compute loss per share under CICA Section 3500, "Earnings per Share". Under Section 3500, basic net loss per ordinary share is computed by using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of CAT's potential ordinary share equivalents are antidilutive. Under U.K. GAAP, the basis of calculation is the same. However, since different net losses are produced under Canadian GAAP and U.K. GAAP, the net loss per share under Canadian GAAP is presented below:

	2001	2000	1999
Basic and diluted net loss per CAT Share (pence)	33.3	29.5	50.2
Shares used in computing net loss per CAT Share (number)	35,313,260	30,179,818	24,314,191
Antidilutive securities, not included above (number)	1,077,800	1,548,764	138,455

Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

MANAGEMENT

Directors and Executive Officers

The following table sets out, for each of CAT's Directors and Executive Officers, the person's name, municipality of residence, age, position with CAT and, if a Director, the date on which the person became a Director. Each of the Directors has been elected to serve until the next annual meeting of shareholders of CAT.

Name and Municipality of Residence	Age	Position with CAT	Director Since[1]
PETER GARLAND[2] Bosham, West Sussex, U.K.	68	Non-Executive Chairman	1990
DAVID CHISWELL[2] Fowlmere, Royston, U.K.	48	Chief Executive Officer	1995
JOHN ASTON[2] Cambridge, U.K.	47	Finance Director	1996
DAVID GLOVER[2] Fowlmere, Royston, U.K.	49	Medical Director	1997
KEVIN JOHNSON Ashwell, Hertfordshire, U.K.	41	Chief Technology Officer	1997
UWE BICKER[3][4] Bensheim, Germany	56	Executive Director	1999
JAMES FOGHT[3][4] Winnetka, Illinois, U.S.A.	65	Non-Executive Director	1996
AARON KLUG Cambridge, U.K.	75	Non-Executive Director	1990
PAUL NICHOLSON[2][3][4] Cockermouth, Cumbria, U.K.	64	Non-Executive Director	1999
JOHN STOCKER Middle Park, Victoria, Australia	56	Non-Executive Director	1995
JASON AVERY Cambridge, U.K.	39	Senior Vice-President, Business Alliances	—
NIGEL BURNS St. Neots, Cambridgeshire, U.K.	42	Senior Vice-President, Preclinical Development	—
ALEXANDER DUNCAN Little Shelford, Cambridge, U.K.	40	Vice-President, Drug Discovery	—
DIANE MELLETT Cambridge, U.K.	41	General Counsel	—

(1) Dates prior to 1997 reflect service on the board of directors of CAT Limited

(2) Member of Nominations Committee

(3) Member of Audit Committee

(4) Member of Remuneration Committee

The Board of Directors currently consists of four Executive Directors and six independent Non-Executive Directors. The Board of Directors meets formally six times a year and there is frequent contact between meetings as is required to further the business.

Operational decision-making is delegated to the Executive Group, which is a committee consisting of the Executive Directors and the four other Executive Officers named above.

CAT recently initiated the process of recruiting a new Chief Executive Officer to succeed David Chiswell, the Company's founder and Chief Executive Officer, in due course. Dr. Chiswell will continue to serve as Chief Executive Officer until a suitable replacement is identified.

The biographies of the Company's Directors and Executive Officers are set forth below.

Professor Peter Garland, MA MB PhD FRSE CBE	Professor Garland was appointed to the Board of Directors in 1990 and became Chairman in September 1995. Until 1999, he was Chief Executive Officer of the Institute of Cancer Research, where he subsequently completed his Leverhulme Emeritus Fellowship. During his career, he has held a number of senior posts within academia and industry, including Professor of Biochemistry at the University of Dundee, Principal Scientist and Head of Biosciences at Unilever Research Colworth Laboratory and Director of Research at Amersham International plc. In 1999, he was awarded the CBE for his services to cancer research and biotechnology.
David Chiswell, BSc PhD	A founder of CAT, Dr. Chiswell has been responsible for the operational management of CAT from its inception. He joined the Board of Directors in December 1995 and became the Chief Executive Officer in 1996. Prior to joining CAT, he spent nine years at Amersham International plc, where his main responsibilities included product development and research management. Dr. Chiswell's research experience was gained at the MRC Institute of Virology in Glasgow, the Department of Immunology and Microbiology at the University of California at Los Angeles and in the Department of Tumor Virology at the Imperial Cancer Research Fund in London. Dr. Chiswell was recently elected to serve on the board of directors of the Biotechnology Industry Organization's "Emerging Companies Section" Governing Body.
John Aston, MA ACA	John Aston joined the Board of Directors as Finance Director in September 1996 and saw CAT through its initial public offering of securities in the United Kingdom in March 1997. Prior to joining CAT, he was a Director of J. Henry Schroder & Co. Ltd., working in corporate finance. He qualified as a chartered accountant with Price Waterhouse and also worked at British Technology Group.
David Glover, MA MB Bchir MRCP FFPM	Dr. Glover joined CAT in June 1994 and was appointed to the Board of Directors in July 1997. As Medical Director, Dr. Glover is responsible for the progression of CAT's product pipeline through clinical trials, including trial design, regulatory affairs and market development. Prior to 1984, Dr. Glover held a series of hospital positions in general medicine and cardiology, including a clinical research fellowship at the University of Birmingham. He then joined Merck Sharp & Dohme Ltd., initially as a clinical research physician, then as Director of Medical Affairs. Prior to joining CAT, Dr. Glover was Medical Director at Schering Plough Ltd. In September 2001, Dr. Glover joined the board of management of the Association of the British Pharmaceutical Industry.
Kevin Johnson, BSc PhD FRSA	Dr. Johnson joined CAT in 1990 and was appointed to the Board of Directors in July 1997. As Chief Technology Officer, Dr. Johnson is responsible for developing and exploiting CAT's technology platforms. Prior to 1990, he was a fellow of the University of Melbourne, Australia, and a John Lucas Walker Senior Student at the University of Cambridge.

Professor Uwe Bicker, MD PhD	Professor Bicker joined the Board of Directors in February 1999. He is the Chairman of Dade Behring Holdings Inc. and a member of the board of management of Aventis Research & Techologies AG. He is also Chairman of the Advisory Board of Scil Technology Holdings and a member of the board of Phillips University, Germany. He is a qualified physician, holds doctorates in medicine and chemistry, and is a professor at the University of Heidelberg Medical School, Germany. Professor Bicker also serves as a chairman of the supervisory board of Furture Capital AG and as President of the European Diagnostics Manufacturing Association.
James Foght, PhD MS BS	Dr. Foght has been on the Board of Directors since 1996. He is currently Managing Director of Vector Securities International L.L.C. He was President and co-founder of Vector Securities International Inc., which was acquired by Prudential Insurance Company of America in 1999. He has considerable experience of the pharmaceutical and diagnostic industry, having spent 23 years with E.I. du Pont de Nemours, France, in management and research, most recently as Managing Director of DuPont (UK).
Professor Sir Aaron Klug, OM FRS ScD HonFRCP HonFRCPath Nobel Laureate (1982)	Sir Aaron Klug has been on the Board of Directors since CAT was founded in 1990. Prior to his retirement in 1996, he was Honorary Professor of Molecular Biology at the University of Cambridge and Director of the MRC Laboratory of Molecular Biology, also in Cambridge. He continues to lead a research group on the regulation of gene expression at the MRC. He is a Foreign Associate of the U.S. National Academy of Sciences and is a past president of the Royal Society.
Paul Nicholson, BMB BS FFPM	Dr. Nicholson was appointed to the Board of Directors in February 1999. He is a qualified physician and has extensive experience of the pharmaceutical industry, having held senior positions at SmithKline Beecham, Monsanto and Hoechst. Currently, he is chairman of Biovex Limited. and a director of British Biotech plc, Biomedicines Inc. and the Botanics Trading Co., Ltd. He is also a member of the Novartis Science Board.
John Stocker, AO MB BS BmedSc PhD FRACP	Dr. Stocker was appointed to the Board of Directors in March 1995. He is Chairman of Sigma Company Ltd. and a Director of Telstra Corporation Ltd., Nufarm Ltd. and Circadian Technologies Ltd., companies listed on the Australian Stock Exchange. He was formerly Chief Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co. in Basel, Switzerland. He is also Chairman of CAT's Scientific Advisory Board.
Jason Avery, BSc	Jason Avery joined CAT in September 1996. As Senior Vice-President, Business Alliances, he is responsible for negotiating CAT's partnership and alliance agreements with other biotechnology and pharmaceutical companies. Prior to joining CAT, Mr. Avery worked with Ernst & Young in the UK, where he established and developed their UK Life Sciences Corporate Finance and Advisory practice, and in Palo Alto, California, where he advised and assisted companies with corporate finance and business development.
Nigel Burns, BSc PhD	Dr. Burns joined CAT in October 1997. As Senior Vice-President, Preclinical Development, he is responsible for providing the data and support that enables CAT's products to move from discovery to medical development. Prior to joining CAT, Dr. Burns served with British Biotech plc, where he headed the Process Technology Division and played a significant role in developing their biotechnology based products.

Alexander Duncan, BSc MA PhD	Dr. Duncan joined CAT in 1994. As Vice President Drug Discovery, he is responsible for CAT's drug discovery activities and the development of potential antibody therapeutic products until they move into preclinical development. Before joining CAT, he was a Research Fellow at the University of California and, prior to that, a Lucille P. Markey Visiting Fellow also at the University of California. He is an MRC graduate from the Laboratory of Molecular Biology in Cambridge.
Diane Mellett, LLB JD	Diane Mellett joined CAT in October 1997 and serves as General Counsel. She qualified as a solicitor in London in 1986 before moving to the Sonnenschein law firm in Chicago. She then became a founding member of their London office. She is a qualified solicitor in England and Wales and a U.S. attorney admitted to the State Bar of Illinois.

Scientific Advisory Board

The role of the Scientific Advisory Board is to assist CAT with the assessment of its existing and potential technologies and research and development programs and to provide scientific advice to executive management and the Board of Directors. The members of the Scientific Advisory Board are:

Name	Biographical Information
Dr. John Stocker, AO MB BS BmedSc PhD FRACP	Chairman of the Scientific Advisory Board and Non-executive Director of CAT
Dr. David Clough, Bsc PhD	Formerly Director of Research, Roche Discovery Welwyn
Professor Jon Cohen, FRCP FRCPath FRCPE	Professor of Infectious Diseases, Imperial College School of Medicine, Hammersmith Hospital, London
Professor Douglas Fearon, MD FRCP	Wellcome Trust Professor of Medicine, University of Cambridge
Professor Sir Aaron Klug, OM FRS ScD HonFRCP HonFRCPath Nobel Laureate (1982)	Non-Executive Director of CAT
Dr. César Milstein, CH FRS Hon FRCP Hon FRCPath Nobel Laureate (1984)	Formerly Deputy Director of Laboratory of Molecular Biology, Cambridge
Dr. Michael Neuberger, FRS	Senior staff member of Laboratory of Molecular Biology, Cambridge
Dr. Hugh Pelham, FRS	Head of Cell Biology at the Laboratory of Molecular Biology, Cambridge
Professor Sir Keith Peters, FRS FRCP FRCPath	Regius Professor of Physic, University of Cambridge

Committees of the Board of Directors

CAT's Board of Directors has an Audit Committee, a Remuneration Committee and a Nominations Committee. The membership of these committees and their respective mandates are described below.

Audit Committee

The Audit Committee of the Board of Directors consists of three Non-Executive Directors, currently James Foght (Chairman), Uwe Bicker and Paul Nicholson. The Audit Committee meets as appropriate (but not less than twice a year) to:

- monitor and make recommendations on the relationship with the external auditors of the Company, including the nature and scope of the audit and any matters arising therefrom;

- review the annual report and interim financial statements before submission to the Board of Directors, including a consideration of the accounting policies adopted and any significant areas of judgment;
- monitor compliance with statutory and U.K. Financial Services Authority requirements for financial reporting; and
- monitor the system of internal control maintained by CAT to safeguard shareholders' investments and CAT's assets.

The Audit Committee meets at least once a year with the external auditors in the absence of CAT's executive management.

The Audit Committee will also give periodic consideration to the establishment of an internal audit function. Given the nature and scale of the activities of CAT, such a function is not currently considered necessary.

Remuneration Committee

The Remuneration Committee of the Board of Directors consists of three Non-Executive Directors, currently Paul Nicholson (Chairman), James Foght and Uwe Bicker. The Remuneration Committee meets when required (as determined by its members) to:

- make recommendations to the Board of Directors on the framework of executive remuneration in accordance with current best practice;
- determine the remuneration of CAT's Executive Directors on behalf of the Board of Directors;
- maintain an overview of the policy in relation to the remuneration and conditions of service of other senior staff; and
- determine policy and practice in relation to equity participation schemes.

The remuneration of the Non-Executive Directors is determined by the Board of Directors as a whole. No Director votes on his own remuneration. The Remuneration Committee submits an annual report to the Board of Directors which in turn reports to the shareholders.

The Combined Code on Principles of Good Governance and Code of Best Practice issued by the U.K. Listing Authority (the "Combined Code") requires that companies should establish a formal and transparent procedure for developing policy on executive remuneration and for fixing the remuneration package of individual directors. No director should be involved in deciding his or her own remuneration and remuneration committees should consist exclusively of non-executive directors who are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. In relation to audit committees, the Combined Code requires that the board of directors should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors.

Nominations Committee

The Nominations Committee of the Board of Directors currently consists of Peter Garland (Chairman), David Chiswell, John Aston, David Glover and Paul Nicholson, although any Director is entitled to attend its meetings. Candidates are considered by the full Board of Directors before appointment. The Nominations Committee assesses candidates of suitable knowledge, experience and calibre for consideration by the Board of Directors as potential Directors of the Company and meets as and when circumstances dictate.

EXECUTIVE COMPENSATION

Executive Compensation

The following table sets out details of the compensation paid to of CAT's Chief Executive Officer and its four most highly compensated Executive Officers (the "Named Executive Officers") during CAT's 2001 financial year. No options or other long-term compensation awards were granted to the Named Executive Officers during CAT's 2001 financial year.

Summary Compensation Table

Name and Principal Position	Salary	Bonus	Other Taxable Benefits	Total	Pension Contributions
	(£)	(£)	(£)	(£)	(£)
David Chiswell, Chief Executive Officer	195,000	58,400	11,900	265,300	19,500
John Aston, Finance Director	130,000	41,200	11,900	183,100	13,000
David Glover, Medical Director	130,000	40,000	11,900	181,900	13,000
Kevin Johnson, Chief Technology Officer	130,000	37,100	11,900	179,000	13,000
Jason Avery Senior Vice-President, Business Alliances	117,000	39,000	10,400	166,400	11,700

The following table sets forth the aggregate option exercises of the Named Executive Officers during the 2001 financial year and the value of their unexercised options at year-end.

Aggregated Option Exercises
During the Most Recently Completed Financial Year and
Financial Year-End Option Values

Name and Principal Position	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at Financial Year-End (Exercisable/ Unexercisable)	Value of Unexercised in-the-Money Options at Financial Year-End (Exercisable/ Unexercisable)
	(#)	(£)	(#)	(£)
David Chiswell, Chief Executive Officer	—	—	150,000/90,271	1,635,000/1,002,941
John Aston, Finance Director	10,000	316,200	124,000/64,983	1,333,600/721,246
David Glover, Medical Director	30,000	878,600	15,000/84,983	133,500/950,846
Kevin Johnson, Chief Technology Officer	15,758	457,000	15,000/83,343	133,500/932,019
Peter Garland, Non-Executive Chairman	—	—	—	—
Jason Avery, Senior Vice-President, Business Alliances	—	—	19,800/64,020	206,220/579,285

Employment Contracts

Each Named Executive Officer is party to a service agreement with CAT. Under each such agreement, either CAT or the Named Executive Officer may terminate the service contract at any time by giving 12 months' notice to the other party. Upon serving or receiving notice of termination, CAT has the right, at its discretion, to pay basic salary (plus any benefits, as described below, enjoyed by the Named Executive Officer at that time) in lieu of notice. There are no other provisions for compensation payable upon early termination of the service contracts.

Bonus

The Named Executive Officers are eligible for performance-related remuneration, based on the attainment of specific performance criteria which are established annually at the commencement of the financial year. Performance-related remuneration is payable to a maximum of 45% of basic salary.

Benefits

The Named Executive Officers are each entitled to receive the following benefits:

- life insurance on the terms of CAT's personal accident scheme and disability cover on the terms of CAT's income protection scheme;
- monthly contributions to a personal pension plan within CAT's defined contribution group personal pension plan equal to 10% of their respective annual salaries;
- private medical insurance coverage for the benefit of the Named Executive Officer and his immediate family;
- all of the rental and call charges of a home fax machine and the costs of installing an additional home telephone line;
- membership fees for professional societies and subscriptions as agreed with CAT; and
- reasonable relocation expenses.

Non-Executive Director Compensation

In the financial year ended September 30, 2001, the Chairman received fees of £45,000 and the other Non-Executive Directors received fees of £21,000. John Stocker received additional fees of £12,000 for his services as Chairman of the Scientific Advisory Board and Sir Aaron Klug received additional fees of £5,000 for his services as a member of the Scientific Advisory Board.

The Non-Executive Directors serve pursuant to service contracts with CAT. The appointment of a Non-Executive Director is terminable by either CAT or the relevant Non-Executive Director on six months' notice without payment of compensation and, in certain circumstances, will terminate without any requirement for notice and compensation. Non-Executive Directors' fees are determined by the Board of Directors (other than the Non-Executive Directors). Non-Executive Directors have the option of taking part of their remuneration in CAT Shares. The Non-Executive Directors' remuneration was recently increased by the Board of Directors. The Chairman now receives an annual fee of £50,000 (of which £12,500 may be taken in CAT Shares) and the other Non-Executive Directors now receive annual fees of £22,000 (of which £5,500 may be taken in CAT Shares). All Non-Executive Directors have committed to take their maximum entitlement of CAT Shares, which shall be issuable at the average market price for the three days following the announcement of the Company's annual financial results.

Directors' Share Holdings

As a group, as at January 31, 2002, the Directors and Executive Officers of CAT own, directory or indirectly, or exercise control or direction over 734,115 CAT Shares representing approximately 2.1% of the outstanding CAT Shares.

Indebtedness of Directors

There are no outstanding loans granted by CAT to any Director or Executive Officer nor has any guarantee been provided by CAT for the benefit of any Director or Executive Officer.

INCENTIVE SHARE PLANS

Management believes that share participation plans are an important element in attracting, rewarding and motivating the Company's employees at all levels and aligning their interests with those of the shareholders. The following is a description of CAT's incentive share plans.

Old Share Option Plans

CAT Limited previously operated one U.K. Inland Revenue approved share option plan and two unapproved share option plans. These plans were closed in March 1997, prior to CAT's U.K. initial public offering. Options granted under the unapproved plans included options to consultants and Non-Executive Directors. Options under these plans have either been exchanged for equivalent options over CAT Shares pursuant to the Company Share Option Plan (described below) or the option holders have entered into share exchange option agreements whereby shares in CAT Limited issued upon the exercise of such options shall be immediately exchanged for shares in CAT. In this Offer and Circular, the tabulation of outstanding options reflects the effective numbers and exercise prices of options on shares in CAT. Certain pairs of linked options were granted under the Company's old share option plans under arrangements whereby the exercise of an option under one plan would cause an option over a corresponding number of shares to lapse under another plan. The effect of these linked options is to provide a choice of two alternative plans under which options may be exercised. In this Offer and Circular, pairs of linked options are counted as a single option.

Company Share Option Plan

CAT's Company Share Option Plan, or CSOP, was established on February 26, 1997 and is administered by CAT's Board of Directors. The CSOP consists of two parts. Part A received formal approval from the U.K. Inland Revenue on March 18, 1997 and is accorded beneficial tax treatment, while Part B is unapproved and is not accorded beneficial tax treatment.

Options to acquire CAT Shares may be granted at the discretion of the Board of Directors with the approval of the Remuneration Committee to any of CAT's full-time or part-time employees who are not within two years of retirement, including any Director required to devote 25 hours or more a week to working for CAT. Participation in the CSOP does not affect the terms and conditions of employment or any pension right of any eligible employee. Consultants are not eligible to participate in the CSOP.

The maximum number of CAT Shares which may be acquired by subscription on exercise of options granted under the CSOP shall, on any date, be equal to 10% of the issued CAT Shares on that date. For the purposes of this limit, options which have lapsed or been released, surrendered or cancelled are not counted.

Limitations also exist on the number of options that may be granted to any one employee. No option may be granted to an employee: (a) under Part A, if, following such option grant, the aggregate exercise price for the CAT Shares which may be acquired by such employee pursuant to the outstanding options granted under Part A and any other U.K. Inland Revenue approved discretionary employee plan of CAT would exceed £30,000; and (b) under Part B, if, following such option grant, the aggregate market value of the CAT Shares which may be acquired by such employee pursuant to outstanding options granted under the CSOP and any other discretionary employee plan of CAT (whether or not approved by the Inland Revenue) during the 12 months immediately preceding the date of grant would exceed two times the employee's salary (excluding any bonuses payable in cash and benefits in kind) for the current or preceding year of assessment (whichever is the greater).

The exercise price of an option granted under the CSOP may not be less than the higher of (a) the nominal value of a CAT Share and (b) the market value of a CAT Share, determined by reference to the average of the middle-market quotations of a CAT Share as derived from the LSE's Daily Official List on the three trading days preceding the relevant date of grant. The exercise price and the number of shares subject to an option may be adjusted in the event of a share split, consolidation or certain other circumstances constituting a variation of share capital where this is considered, in the view of the auditors, to be fair and reasonable and, in the case of Part A only, the approval of U.K. Inland Revenue is required.

Generally, options may be exercised at any time between the third and tenth anniversaries of their date of grant or, in the case of Part B, such other date as the Directors may specify. The exercise of options under the CSOP is subject to certain performance conditions. For example, all outstanding options issued to date under Part A and Part B are subject to the condition that the proportionate increase in the closing price of the CAT Shares over the period from the date of the grant to the date which is 42 months following the date of the grant must exceed the proportionate increase in the total return for the FTSE All Share Index over the same period.

Options shall become exercisable upon the death of the option holder or if the option holder ceases to be an eligible employee by reason of injury, sickness, disability or redundancy (even if any performance condition has not been satisfied) or, subject to the satisfaction of any performance condition, upon the retirement or the sale or transfer out of CAT of the business or that part of the business to which the option holder's employment relates, in which case such options must be exercised by the later of: (1) 12 months after cessation of employment; or (2) 42 months after the date of grant, or, (3) in the case of options granted under Part A, 42 months after the most recent exercise by an option holder of an option which benefited from the tax-free status under Schedule 9 of the Income and Corporation Taxes Act 1988. Options shall also become exercisable in the event that CAT undergoes a change of control or reconstruction or in the event of a voluntary winding-up, even though any performance condition has not been satisfied. Options will lapse if they are not exercised within 10 years of their date of grant or if the option holder ceases to be employed other than in the circumstances set out above, unless the Directors permit otherwise. Options are non-transferable. The CSOP provides that, on a change of control or reconstruction of the Company, options may, by agreement with the company acquiring control of the Company, be released on consideration of the grant of an equivalent option over shares of the acquiring company or of a company associated with it. For the purposes of Part A only, the rights are equivalent if, broadly, the aggregate market value of the shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, equal.

The CSOP may be terminated at any time by resolution of the Board of Directors or by CAT's shareholders at a general meeting and shall, in any event, terminate on the tenth anniversary of the commencement date. Termination shall not affect the rights of subsisting option holders at the date of termination.

Outstanding Stock Options

As at January 31, 2002, an aggregate of 1,623,585 options had been granted by CAT and were outstanding as set forth below:

Holders	Number of Shares under Option	Exercise Price	Market Value as of September 30, 2001	Expiry Date
Current and past Executive Officers of CAT, as a group	946,514	£2.42-£17.04	£11.48-£0	December 15, 2003-December 2, 2008
Current and past Non-Executive Directors of CAT, as a group	Nil	—	—	—
All other current and past employees of CAT who are not listed above, as a group	598,071	£1.28-£30.54	£12.62-£0	September 14, 2003-December 3, 2011
All consultants of CAT, as a group	4,000	£1.28	£12.62	September 14, 2003
Any other person or company	75,000	U.S.$4.80	£10.63	April 19, 2006
TOTAL	1,623,585			

Old Staff Share Plan

Up to December 2000, the Company made grants under a staff share plan. The plan provided for the purchase of, or subscription for, CAT Shares out of funds provided by the Company and is a U.K. Inland Revenue approved profit sharing scheme. CAT Shares were appropriated to participating employees in accordance with objective formulae set out in the trust deed of the plan. Participating employees were employees or full time Directors of the Company who had at least six months' service in the preceding financial year.

The U.K. Finance Act 2000 introduced a provision which meant that no further appropriations of CAT Shares could be made under the staff share plan after December 31, 2002. No shares have been appropriated under the plan since December 1999.

All-Employee Share Ownership Plan

CAT has established a U.K. Inland Revenue approved All-Employee Share Ownership Plan, or AESOP, which complies with the Finance Act 2000. All of CAT's employees and Executive Directors employed on April 1 in the relevant financial year are eligible to participate in the AESOP.

Under the AESOP, the Board of Directors may allocate free shares to the Company's employees, having an aggregate market value of up to £3,000 per employee per year. Free shares must generally be allocated to all employees on similar terms, but allocations may be conditional upon the employee or the business unit to which the employee belongs meeting certain performance targets. Free shares must generally be held in trust within the AESOP for a minimum of three years and a maximum of five years. Employees are required to withdraw their free shares from the AESOP when they cease employment with the Company. The free shares will be forfeited if the employee leaves the Company within 12 months of the date of allocation, other than through death, retirement, redundancy, injury or disability, or the participant's employing company or business being sold.

The AESOP also provides employees with the opportunity to purchase, on a tax-deductible basis, shares having an aggregate value of up to 10% of their annual salary, subject to a £1,500 maximum. These shares are referred to as "partnership shares". Partnership shares can be withdrawn from the AESOP by the participant at any time, though there are tax advantages if the shares are retained in the AESOP for at least three years. Participants are not required to withdraw and will not forfeit their partnership shares upon termination of their employment with the Company or the participant's employing company or business being sold.

The AESOP provides that the Company may award up to two free shares for each partnership share purchased by an employee. These shares are referred to as "matching shares". The current ratio for matching shares to partnership shares is 1:1. Matching shares must be awarded on the same basis to all employees purchasing partnership shares and must generally be held in trust for a minimum of three and a maximum of five years. The matching shares will be forfeited if the employee leaves the Company within 12 months of the date of award, other than through death, retirement, redundancy, injury or disability, or the participant's employing company or business being sold. Matching shares will also be forfeited in the event of early withdrawal from the AESOP of the corresponding partnership shares.

Cash dividends paid on shares held in the AESOP may be used by the trustee to acquire, up to certain limits, additional shares within the plan.

The number of CAT Shares that may be issued under the AESOP, the CSOP and any other employee share plan operated by CAT in any ten year period must not exceed 10% of CAT's issued ordinary share capital from time to time. Shares issued or rights granted prior to the listing of the CAT Shares on the LSE are not included in these amounts.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and officers of CAT, as of January 31, 2002, there are no persons who own, beneficially or of record, directly or indirectly, or who exercise control or direction over, more than 10% of any class or series of voting securities of CAT.

RELATED PARTY TRANSACTIONS

During the 2000 financial year, CAT paid a fee of U.S.$1.3 million to Prudential Vector Healthcare Group ("Prudential Vector"), a unit of Prudential Securities Incorporated, under an arrangement whereby Prudential Vector agreed to provide certain financial advisory services to the Company. The arrangement was subsequently terminated. James Foght was a managing director of Prudential Vector at the time the arrangement was entered into and the payment made and is a Non-Executive Director of the Company.

SUMMARY OF CAT MEMORANDUM AND ARTICLES OF ASSOCIATION AND DESCRIPTION OF CAT SHARES

The following summarizes the material rights of holders of the CAT Shares, as set out in CAT's Memorandum and Articles of Association. The following summary is qualified in its entirety by reference to CAT's Memorandum and Articles of Association.

Description of Objects and Purposes

CAT's principal objectives are to carry on business as a holding and investment company and to engage in and carry on research and development work of any kind.

Voting Rights of Holders of CAT Shares

Annual general meetings of the shareholders are held at such time and place as the board of directors of CAT (the "CAT Board of Directors") may determine. The CAT Board of Directors may convene an extraordinary general meeting whenever it deems fit.

Subject to the Articles of Association and to any restrictions imposed on any shares, the notice convening a general meeting shall be given to all the shareholders of CAT, to all persons entitled by transmission (whether on the death or bankruptcy of a shareholder or other event giving rise to transmission by operation of law) and to the directors and the auditors of CAT.

Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles of Association, at any general meeting on a show of hands every shareholder who is present in person will have one vote and on a poll every shareholder will have one vote for every share of which he is the holder. On a poll, votes may be cast either personally or by proxy and a shareholder may appoint more than one proxy to attend on the same occasion. There are no special restrictions attaching to the CAT Shares.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and seniority will be determined by the order in which the names of the holders appear in the register of shareholders of CAT.

Unless the CAT Board of Directors otherwise determines, no shareholder, or person to whom any of that shareholder's shareholding is transferred other than by a transfer approved under the Articles of Association, may vote at any general meeting or at any separate meeting of holders of any class of shares in CAT either in person or by proxy: (A) in respect of any share of CAT held by him unless all monies presently payable by him in respect of that share have been paid; or (B) in respect of any share comprised in the relevant share capital (as defined in section 198(2) of the U.K. Companies Act) held by him, if he or any other person appearing to be interested in the share has been given a notice under section 212 of the U.K. Companies Act and has failed to give CAT the information required by the notice within the applicable period and CAT has then given the holder of that share a further notice ("restriction notice") to the effect that from the service of the restriction notice the share will be subject to some or all of the relevant restrictions.

Dividends and Other Distributions; Redemptions; Capital Calls

Subject to the provisions of applicable law, CAT may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the CAT Board of Directors. If it appears to the CAT Board of Directors that such payments are justified by the financial position of CAT, the CAT Board of Directors may pay: (A) interim dividends; or (B) at intervals settled by it, any dividend payable at a fixed date.

Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in which the dividend is paid.

Dividends may be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The CAT Board of Directors may, if authorized by an ordinary resolution of CAT, offer the holders of

CAT Shares the right to elect to receive new CAT Shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution.

CAT may stop sending any cheque or warrant through the mail for any dividend or other monies payable in respect of a share if in respect of at least two consecutive dividends the cheques or warrants have been returned undelivered or remain uncashed. CAT must resume sending cheques or warrants if the shareholder or person entitled by transmission claims the arrears.

Any dividend unclaimed for 12 years from the date when it became due for payment will be forfeited and revert to CAT.

In a winding up, a liquidator may, with the sanction of a special resolution of CAT and any other sanction required by applicable law, divide among the shareholders the whole or any part of the assets of CAT (whether the assets are of the same kind or not).

Unless the CAT Board of Directors determines otherwise, no shareholder holding shares representing 0.25% or more in nominal value of the issued shares of any class of share capital of CAT will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in such shares has been given a notice under section 212 of the U.K. Companies Act and has failed to give CAT the information required by the notice within the applicable period and CAT has then given the holder of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

Capitalization of Profits

If the CAT Board of Directors so recommends, CAT's shareholders may pass an ordinary resolution to capitalize all or any part of any undivided profits of CAT not required for paying any preferential dividend (whether or not they are available for distribution) or all or any part of any sum standing to the credit of any reserve or fund (whether or not available for distribution). The CAT Board of Directors may appropriate the capitalized sum to those shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of CAT or a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those shareholders, or as they may direct, in those proportions, or partly one way or partly in the other; but for the purposes of the Articles of Association the share premium account, the capital redemption reserve, and any reserve or fund representing profits which are not available for distribution may only be applied in paying up in full unissued shares of CAT.

Variation of Rights

Subject to applicable law, all or any of the rights attached to any class of share may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of applicable law and of the Articles of Association relating to general meetings will mutatis mutandis apply to any such separate meeting, except that: (A) the necessary quorum will be a person or persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, any such holder who is present in person or by proxy whatever the number of shares held by him; (B) any holder of shares of that class present in person or by proxy may demand a poll; and (C) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

Transfer of Shares

CREST, a paperless settlement system, was introduced in July 1996. CAT's Articles of Association provide for shares to be settled through CREST and CAT has made the CAT Shares eligible for settlement in CREST by means of a resolution of the CAT Board of Directors dated February 26, 1997 as contemplated by the Uncertificated Securities Regulations of 1995 (the "Regulations").

Subject to such restrictions of the CAT Articles of Association as may be applicable, a shareholder may transfer all or any of his shares, in the case of shares held in certificated form, by an instrument of transfer in any usual form or in any other form which the CAT Board of Directors may approve or, in the case of shares held in uncertificated form, in accordance with the Regulations and the rules of the CREST system and otherwise in such manner as the CAT Board of Directors in its absolute discretion shall determine. An instrument of transfer must be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. Subject to applicable law, the transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of it.

Subject to applicable law, the CAT Board of Directors may refuse to register the transfer of a share which is not fully paid without giving any reason for so doing, provided that where such shares are admitted to the Official List of the UKLA, such discretion may not be exercised in such a way as to prevent dealings in shares of that class form taking place on an open and proper basis.

The CAT Board of Directors may also refuse to register the transfer of a share: (A) in the case of shares held in certificated form, if it is not lodged, duly stamped (if necessary), at the registered office of CAT or at such other place as the CAT Board of Directors may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares) and/or such other evidence as the CAT Board of Directors may reasonably require to show the right of the transferor to make the transfer; (B) if it is not in respect of one class of share only; (C) if it is in favor of more than four transferees; (D) if it is in favor of a minor; (E) in the case of shares held in certificated form, if it is in favor of a bankrupt or person of mental ill health; and (F) in the case of shares held in uncertificated form, in any other circumstances permitted by the Regulations and/or the CREST system's rules.

If the CAT Board of Directors refuses to register a transfer it will, in the case of shares held in certificated form, within two months after the date on which the transfer was lodged and, in the case of shares held in uncertificated form, within two months after the date on which the relevant operator instruction was received by or on behalf of CAT send to the transferee a notice of refusal. The registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any calendar year) as the CAT Board of Directors may determine.

No fee will be charged for the registration of any transfer or other document relating to or affecting the title to any share. Any instrument of transfer which is registered may be retained by CAT, but any instrument of transfer which the CAT Board of Directors refuses to register will be returned to the person lodging it when notice of the refusal is given.

Unless the CAT Board of Directors otherwise determines, no shareholder holding shares representing 0.25% or more in nominal value of the issued shares of any class of relevant share capital (as defined in section 198(2) of the U.K. Companies Act) in CAT will be entitled to transfer any such shares otherwise than pursuant to an arm's length sale (as defined in the Articles of Association), if he or any person appearing to be interested in such shares has been given a notice under section 212 of the U.K. Companies Act and has failed to supply CAT with the information required by the notice within the applicable period and CAT has then given the holder of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

Alteration of Capital

CAT may by ordinary resolution increase, consolidate, divide and sub-divide its share capital and cancel any shares. Subject to applicable law, CAT may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner.

Purchase of Own Shares

Subject to applicable law and to any rights conferred on the holder of any class of shares, CAT may purchase all or any of its shares of any class (including any redeemable shares).

Directors

At every annual general meeting, one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third of the number of seats on the CAT Board of Directors shall retire from office. The directors to retire on each occasion are those who have been longest in office since their last appointment or reappointment but, as between persons who became or were reappointed on the same day, those to retire shall (unless they agree among themselves otherwise) be determined by lot.

No person shall be disqualified from being appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 or any other age. However, any director having attained the age of 70 will be required to disclose his age to the Company and will be required to stand for reappointment at the next annual general meeting and at each subsequent annual general meeting.

Unless otherwise determined by ordinary resolution of CAT's shareholders, the number of directors shall not be less than two but shall not be subject to a maximum number. No shareholding qualification for directors is required.

Directors may be appointed by ordinary resolution of CAT's shareholders or by the CAT Board of Directors. Any director appointed by the CAT Board of Directors holds office until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation.

General Meetings

Subject to applicable law, annual general meetings shall be held at such time and place as the CAT Board of Directors may determined.

The CAT Board of Directors may convene an extraordinary general meeting whenever it thinks fit.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

American Depositary Receipts

On June 11, 2001, CAT listed and commenced trading of CAT ADSs on NASDAQ under the ticker symbol "CATG". The Bank of New York as depositary (the "depositary") issued the American Depositary Shares (the "ADSs") in the form of American Depositary Receipts (the "ADRs"). Each ADR represents the ownership interest in one CAT Share. The CAT Shares (or the right to receive CAT Shares) were deposited by CAT with The Bank of New York, the custodian in London (the "Custodian"). Each ADR also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's principal executive office is located at One Wall Street, New York, New York 10286. Its Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286.

Investors may hold ADRs either directly or indirectly through brokers or other financial institutions. If an investor holds ADRs directly, it is an ADR holder. This description applies to direct holders of ADRs. If investors hold the ADRs indirectly, they must rely on the procedures of their broker or other financial institution to assert the rights of ADR holders described in this section. Investors should consult with their broker or financial institution to find out what those procedures are.

As The Bank of New York actually holds the CAT Shares, investors must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in a deposit agreement among CAT, The Bank of New York and the ADR holders dated as of June 5, 2001 (the "Deposit Agreement"). The Deposit Agreement and the ADRs are generally governed by New York law.

Set forth below is a summary of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the Deposit Agreement and the ADR. Directions on how to obtain copies of these are provided in the section entitled "Material Contracts."

Share Dividends and Other Distributions

The Bank of New York has agreed to pay to investors the cash dividends or other distributions it or the Custodian receives on shares or other deposited securities after deducting its fees and expenses. Investors will receive these distributions in proportion to the number of shares their ADRs represent.

Cash. The Bank of New York will convert any cash dividend or other cash distribution CAT pays on the shares into U.S. dollars at the time it receives the dividends, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the government of the United Kingdom is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the pounds sterling only to those ADR holders to whom it is possible to do so. It will hold the pounds sterling it cannot convert for the account of the ADR holders who have not been paid. It will not invest the pounds sterling and it will not be liable for the interest.

Before making a distribution, any withholding taxes that must be paid under the laws of the United Kingdom will be deducted. See the Circular, under "U.K. Income Tax Considerations". The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the pounds sterling into U.S. dollars, investors may lose some or all of the value of the distribution.

Ordinary Shares. The Bank of New York may distribute new ADRs representing any CAT Shares that CAT may distribute as a dividend or free distribution, if CAT furnishes it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to use a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

Rights to receive additional shares. If CAT offers holders of its ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to investors. CAT must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so.

If CAT does not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, ADR holders will receive no value for them.

If The Bank of New York makes rights available to investors, upon instruction from the investors, it will exercise the rights and purchase the shares on behalf of the investors. The Bank of New York will then deposit the shares and issue ADRs to the investors. It will only exercise rights if investors pay it the exercise price and any other charges required to be paid by the investors.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, investors may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the Deposit Agreement, except for the changes needed to put the restrictions in place.

Other Distributions. The Bank of New York will send to investors anything else CAT distributes on deposited securities by any means it determines is legal, fair and practical. If The Bank of New York cannot make the distribution in that way, CAT has a choice. It may either decide to sell what CAT distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what CAT distributed, in which case the ADRs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. CAT has no obligation to register ADRs, shares, rights or other securities under the U.S. Securities Act. CAT also has no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that investors may not receive the distribution CAT makes on its shares or any value for them if it is illegal or impractical for CAT to make them available to investors.

Deposit, Withdrawal and Cancellation

The Bank of New York will issue ADRs if investors or their brokers deposit shares or evidence of rights to receive shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names requested and will deliver the ADRs at its office to the persons requested.

Investors may turn in ADRs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by the investor and (2) any other deposited securities underlying the ADR at the office of the Custodian. At the request, risk and expense of the investor, The Bank of New York will deliver the deposited securities at its office.

Voting Rights

Investors may instruct The Bank of New York to vote the shares underlying the ADRs but only if CAT asks The Bank of New York to ask for those instructions. Otherwise, investors will not be able to exercise the right to vote unless they withdraw their shares. However, investors may not have sufficient advanced notice of the meeting to withdraw the shares.

If CAT asks for instructions from the investors, The Bank of New York will notify investors of the upcoming vote and arrange to deliver CAT's voting materials to the investors. The materials will (1) describe the matters to be voted on and (2) explain how investors, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying the ADRs as directed. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to English law and the provisions of CAT's Articles of Association, to vote or to have its agents vote the shares or other deposited securities as instructed. The Bank of New York will only vote or attempt to vote as instructed.

CAT cannot assure investors that they will receive the voting materials in time to ensure that investors can instruct The Bank of New York to vote the shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that investors may not be able to exercise the right to vote and there may be nothing investors can do if shares are not voted as requested.

Fees and Expenses

ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property
	Each cancellation of an ADS, including if the Deposit Agreement terminates
$.02 (or less) per ADS (or portion thereof)	Any cash payment
Registration or Transfer Fees	Transfer and registration of shares on the share register of the Foreign Registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares
Expenses of The Bank of New York	Conversion of U.K. pound sterling to U.S. dollars
	Cable, telex and facsimile transmission expenses
Taxes and other governmental charges The Bank of New York or the Custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes

Investors will be responsible for any taxes or other governmental charges payable on the ADRs or on the deposited securities underlying the ADRs. The Bank of New York may refuse to transfer the ADRs or allow investors to withdraw the deposited securities underlying the ADRs until such taxes or other charges are paid. It may apply payments owed to the investor or sell deposited securities underlying the ADRs to pay any taxes owed and the investors will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to the investor any proceeds, or send to the investor any property, remaining after it has paid the taxes.

Notwithstanding the foregoing, CAT has agreed to pay U.K. stamp duty reserve tax in connection with the deposit of CAT Shares into the ADR program pursuant to the issuance of CAT ADSs to those Shareholders who elect the CAT ADS Option.

Reclassifications, Recapitalizations and Mergers

If CAT:	Then:
Changes the nominal or par value of its shares Reclassifies, splits up or consolidates any of the deposited securities.	The cash, shares or other securities received by The Bank of New York will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities.
Distributes securities on the shares that are not distributed to investors Recapitalizes, reorganizes, merges, liquidate, sells all or substantially all of its assets, or takes any similar action	The Bank of New York may, and will if CAT asks it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADRs or ask investors to surrender outstanding ADRs in exchange for new ADRs, identifying the new deposited securities

Amendment and Termination

CAT may agree with The Bank of New York to amend the Deposit Agreement and the ADRs without consent of the investor for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies investors of the amendment. At the time an amendment becomes effective, investors are considered, by continuing to hold the ADR, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

The Bank of New York will terminate the Deposit Agreement if CAT asks it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told CAT that it would like to resign and CAT has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify investors at least 90 days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the Deposit Agreement: (1) advise investors that the agreement is terminated, and (2) collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs. After termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. At any time after expiration of one year from the date of termination, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After that time, CAT's only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

The Deposit Agreement expressly limits CAT's obligations and the obligations of The Bank of New York, and it limits CAT's liability and the liability of The Bank of New York. CAT and The Bank of New York:

- are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;
- are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the Deposit Agreement;
- are not liable if either exercises discretion permitted under the Deposit Agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the Deposit Agreement on behalf of investors or any other party; and

- may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the Deposit Agreement, CAT and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or withdrawal of shares, The Bank of New York may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

- compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the books of The Bank of New York or CAT are closed, or at any time if The Bank of New York or CAT thinks it advisable to do so.

Investors have the right to cancel their ADRs and withdraw the underlying shares at any time except:

- when temporary delays arise because: (1) The Bank of New York or CAT has closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) CAT is paying a dividend on the shares;

- when ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

PreRelease of ADRs

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days' notice. In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

DESCRIPTION OF RELEVANT PROVISIONS OF ENGLISH LAW

Limitations Affecting Shareholders of an English Company

There are currently no limitations, either under English law or in CAT's Articles of Association on the rights of non-residents to hold or vote shares. In addition, there are currently no U.K. foreign exchange control restrictions on the conduct of CAT's operations or affecting the remittance of dividends on listed shareholders' equity.

City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers, known as the City Code, regulates various aspects of takeovers and mergers relating to U.K. public companies such as CAT and imposes certain conditions on acquisitions of shares by certain shareholders. The City Code is issued by the Panel on Takeovers and Mergers and does not have the force of law. The City Code and the Panel operate principally to ensure fair and equal treatment of all shareholders in relation to takeovers.

Disclosure of Interests

Sections 198 to 202 of the U.K. Companies Act 1985 provide that if a person acquires an interest in 3% (or, in the case of certain interests in shares listed in the U.K. Companies Act 1985, for example, interests held by some investment fund managers, 10%) or more of any class of CAT's "relevant share capital", including CAT Shares and CAT ADSs, that carry the right to vote at CAT's general meetings, that person must notify CAT in writing of this interest within two business days following the day on which the obligation arises. After the threshold is exceeded, that person must notify CAT of any changes, increases or decreases, in respect of a whole percentage figure (rounded down to the next whole number).

For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares, including interests in any shares:

(a) in which a spouse or child or stepchild under the age of 18 is interested;

(b) in which a corporate body is interested and either (1) that corporate body or its directors generally act in accordance with that person's directions or instructions, or (2) that person controls one-third or more of the voting power of that corporate body;

(c) in which another party is interested and the person and that other party are parties to a "concert party" agreement under Section 204 of the U.K. Companies Act 1985. A concert party agreement is one that provides for one or more parties to it to acquire interests in shares of a particular company and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests acquired in pursuance of the agreement and any interest in the company's shares is in fact acquired by any of the parties pursuant to the agreement; or

(d) the U.K. Companies Act 1985 provides that certain interests in shares are to be disregarded for the purposes of the notification obligation under Sections 198 to 202 of the U.K. Companies Act 1985.

In addition, Section 212 of the U.K. Companies Act 1985 provides that a public company may, by written notice, require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in the company's relevant share capital to confirm that fact or, as the case may be, to indicate whether or not that is the case and, where that person holds or, during the relevant time, had held an interest in such shares, to give any further information as may be required relating to this interest and any other interests in the shares of which he or she is aware.

Where notice is served by a company under the foregoing provisions on a person that is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the English courts for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, any exercise of voting rights and any other rights in respect of those shares including, other than in liquidation, payments in respect of those shares.

Rights of Inspection

Except when closed in accordance with the provisions of the U.K. Companies Act 1985, the register and index of names of the shareholders of CAT, together with certain other registers required to be maintained by CAT, may be inspected during business hours by its shareholders, without charge, and by other persons upon payment of a fee, and copies may be obtained on payment of a fee. The shareholders may, without charge, also inspect the minutes of meetings of the shareholders during business hours and obtain copies upon payment of a fee. The published directors' report and audited annual accounts of CAT are required to be laid before the shareholders in a general meeting and a shareholder is entitled to a copy of such report and accounts. Copies are filed with the Registrar of Companies in England and Wales from whom copies are publicly available upon payment of the appropriate fee. CAT shareholders have no rights to inspect the accounting records or minutes of meetings of the directors of CAT.

Shareholders' Suits

English case law has established generally that CAT, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to CAT or where there is an irregularity in its internal management. Exceptions to this general rule include illegal acts or acts outside CAT's powers, failure to adopt a required special resolution, fraud committed on minority shareholders by persons who control CAT and an infringement of the personal rights of a shareholder.

In addition, section 459 of the U.K. Companies Act 1985 permits a shareholder whose name is on the register of members of CAT to apply for a court order when CAT's affairs are being or have been conducted in a manner unfairly prejudicial to the interests of the shareholders generally or some part of the shareholders, including at least the petitioning shareholder, or where any actual or proposed act or omission of CAT is or would be so prejudicial. A court, when granting relief in an action complaining of unfair prejudice, has wide discretion, including authorizing civil proceedings to be brought in the name of CAT by a shareholder on such terms as the court may direct.

Indemnification of Directors and Officers

English law does not permit CAT to indemnify a director or an officer of CAT or any person employed by CAT as an auditor against any liability that, by virtue of any rule of law, would otherwise attach to him in respect of negligence, default, breach of duty or breach of trust in relation to CAT, except liability incurred by such director, officer or auditor in defending any legal proceedings (whether civil or criminal) in which judgment is given in his favor or in which he is acquitted or in certain instances in which, although he is liable, a court finds that such director, officer or auditor acted honestly and reasonably and that, with regard to all the circumstances, he ought fairly to be excused and release is granted by the court. Section 310 of the U.K. Companies Act 1985 enables CAT to purchase and maintain insurance for directors, officers and auditors against any liability that would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust in relation to CAT. CAT has purchased and maintains in force such insurance.

Duties of Directors

Under English law, each director must act only honestly and in good faith in what he considers are CAT's interests as a whole and not for any collateral purpose or for his own purposes, balancing the interests of present and future shareholders. A director must also consider the interests of the company's employees. The general law in England requires that each director must refrain from putting himself in a position in which his duty to the company and his personal interests may conflict. Each director has a statutory duty to disclose to the board of directors any interests he has in a contract or proposed contract of the company. Each director must not misuse his powers or the opportunities of his position to benefit himself, except with the shareholders' knowledge and consent given in a general meeting. A director is, therefore, liable to pay to the company any undisclosed profit he may make as a result of his office. It is immaterial that the company itself could not have obtained the profit. The English common law duty of skill and care requires that directors (both executive and non-executive) exhibit the skill and care which may reasonably be expected from persons with their knowledge and experience.

RISK FACTORS

An investment in the CAT Shares or CAT ADSs is subject to certain risks and Shareholders should consider the risk factors described below.

The following describes some of the significant risks that could affect CAT. Additionally, some risks may be unknown to CAT and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect CAT's business, turnover, profits, assets, liquidity and capital resources.

CAT has a history of losses and expects to continue to incur losses for the foreseeable future.

CAT has not yet begun to receive income resulting from the sales of any of its proposed product candidates and is not expected to generate significant revenues from that source for several years. For the year ended September 30, 2001, CAT's consolidated losses were approximately £11.8 million and its consolidated accumulated deficit on profit and loss account at that time was approximately £56.0 million. These losses result principally from the costs incurred in the research and development of potential products and also from general and administrative costs associated with operations. CAT expects to incur further substantial losses for the foreseeable future as research and development activities continue. CAT may not be able to generate meaningful revenue or achieve or sustain profitability. If CAT is unable to do so, it may be required to seek additional financing in the future. Additional financing may not be available on acceptable terms or at all.

CAT's early stage of development makes it difficult to evaluate its business and prospects.

Because CAT and its collaborative partners have not begun commercial sales of CAT's products, CAT's revenue and profit potential are unproven and CAT's limited operating history makes it difficult for an investor to evaluate CAT's business and prospects. CAT's technology may not result in any meaningful benefits to CAT's current or potential collaborative partners. Further, due to CAT's limited operating history, CAT has difficulty accurately forecasting its revenue. Investors should consider CAT's business and prospects in light of the heightened risks and unexpected expenses and problems CAT may face as a company in an early stage of development in a new and rapidly-evolving industry.

The unpredictability of CAT's financial results may cause CAT's operating results to fail to meet market expectations.

CAT expects that substantially all of its revenues for the near future will result from payments pursuant to collaborative arrangements in the form of contract research payments, license fees and technical performance and product development milestone payments. CAT does not expect to earn significant royalties from product sales in the near future. Payments pursuant to CAT's collaborative arrangements will be subject to significant fluctuation in both timing and amount. CAT's revenues may not be indicative of its future performance or of its ability to continue to achieve milestones and other performance criteria on which CAT's revenues depend. CAT's revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. It is possible that in some future periods, CAT's operating results may be below expectations of analysts and investors. If this happens, the price of the CAT Shares and CAT ADSs will likely decrease.

CAT may not obtain adequate legal protection over its technology.

CAT must obtain adequate legal protection for the technology that it develops. CAT's success thus depends on its ability to:

- obtain patents;
- protect trade secrets;
- operate without infringing the proprietary rights of others; and
- prevent others from infringing its proprietary rights.

CAT will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. CAT tries to protect its proprietary position by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. CAT owns or co-owns patents, and has applied for patents, covering its core technology. A summary of CAT's patent portfolio is included in "Description of Business — *Intellectual Property*". CAT has also obtained an exclusive license for certain patented technology it co-developed with the Medical Research Council, as described in "Description of Business — *Significant License Agreements*".

The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that CAT owns or licenses from third parties may not provide any protection against competitors. CAT's pending patent applications, those it may file in the future or proprietary rights it may license from third parties, may not result in patents being issued. Also, patent rights may not provide CAT with adequate proprietary protection or competitive advantages against competitors with similar technologies.

If CAT is unable to obtain sufficient legal protection of its technology, other companies may use similar technology to develop and produce products, which may deprive CAT of the competitive advantages provided by its technology.

CAT is involved in litigation with third parties regarding the validity of its key patents.

CAT's strategy includes vigorously enforcing its intellectual property rights, including its patents. CAT is currently involved in litigation involving its key patents which is described in "Legal Proceedings". This litigation includes suits to invalidate certain of CAT's key patents. If CAT does not successfully defend these suits, CAT's competitors may gain access to technology that CAT believes is proprietary to it. CAT's competitors may use this technology to assist their research and development efforts, which would deprive or weaken one of CAT's primary competitive advantages. In addition, if some or all of CAT's key patents were invalidated, this could impact on CAT's ability to obtain royalties from its current and future collaborations.

The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property suits, interference and opposition proceedings and related legal and administrative proceedings involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

- enforce patents that CAT owns or licenses;
- protect trade secrets or know-how that CAT owns or licenses; or
- determine the enforceability, scope and validity of the proprietary rights of others.

CAT may be denied access to important technology and subject to costly litigation if it infringes the intellectual property rights of third parties.

CAT's commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties. CAT's technologies may unintentionally infringe the patents or violate other proprietary rights of third parties. See "Legal Proceedings". If CAT is found to infringe the intellectual property rights of third parties, CAT and its collaborative partners may be prevented from pursuing product development or commercialization based on the infringing technology and may be subject to significant liabilities.

To gain access to such technology, CAT may be required to seek licenses that may not be available from third parties on acceptable terms, if at all. Costs associated with license arrangements may be substantial and may include ongoing royalties payable by CAT.

CAT depends on collaborators for product development, manufacturing and marketing. Failure to enter into collaborative arrangements or failure of CAT's collaborators to perform adequately under existing arrangements will harm CAT's ability to develop and market products and earn revenue.

CAT's strategy depends on entering into arrangements with collaborators and licensees. CAT currently does not plan to develop significant manufacturing, marketing or sales capabilities and will rely heavily on collaborators for these functions. Collaborations are necessary in order for CAT to:

- access proprietary disease targets against which CAT intends to generate drug products;
- access skills and information that it does not possess;
- fund its research and development activities;
- fund preclinical testing, clinical trials and manufacturing of product candidates;
- seek and obtain regulatory approvals for product candidates; and
- successfully market and sell existing and future product candidates.

CAT's success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Many of these collaborative arrangements give the partner the exclusive right to market and sell certain products developed in the collaboration. These collaborators will have significant discretion over the resources they devote to these efforts. CAT's ability to earn revenues, including royalties based on products sales and certain milestones, depends on these efforts. These collaborators may not devote sufficient resources to collaborations with CAT. These collaborative arrangements may not be on terms favorable to CAT.

If CAT is not able to establish further collaborative arrangements, if any collaborator fails to adequately perform its responsibilities under a collaborative arrangement or if any or all of CAT's existing collaborative arrangements are terminated, then CAT may be required to seek new collaborative arrangements or to undertake product development and commercialization at its own expense. CAT may not be able to develop and commercialize the relevant product candidates without the collaborators. If CAT must seek new arrangements or undertake these matters itself:

- the number of product candidates that CAT will be able to develop and commercialize may be limited;
- the likelihood of successful product introduction may be reduced; and
- CAT's capital requirements may be increased significantly.

Any of the above would harm CAT's ability to earn revenues from its products and recover its research and development expenditures.

Clinical trials for product candidates based on CAT's technology will be lengthy and expensive and may not be successful.

Before obtaining regulatory approvals for the commercial sale of any products, CAT or its licensees or partners must demonstrate through preclinical testing and clinical trials that its human antibody-based therapeutic products are safe and effective for use in humans. Part of CAT's strategy is to conduct its own preclinical trials and clinical trials over some potential product candidates prior to entering into a collaborative arrangement concerning the further development and marketing of these candidates. Conducting clinical trials is a lengthy and expensive process. CAT will incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials. Moreover, CAT will continue to be subject to, the preclinical testing and clinical trials over certain product candidates conducted by its licensees and collaborative partners over which CAT has no control.

Six product candidates based on CAT's technology are at the clinical trials stage. Where results from these clinical trials have generally been encouraging, data obtained from these clinical trials has been insufficient to conclusively demonstrate safety and effectiveness under applicable regulatory guidelines. As a result, this data will not support an application for regulatory approval without further clinical trials. Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities is susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. CAT's commencement and rate of completion of clinical trials may be delayed by many factors, including:

- inability to manufacture sufficient quantities of materials for use in clinical trials;
- slower than expected rate of patient recruitment;
- inability to adequately follow patients after treatment;
- unforeseen safety issues;
- lack of effectiveness during the clinical trials; or
- government or regulatory delays.

Obtaining required regulatory approvals for drug candidates is a lengthy, expensive and uncertain process. CAT or its collaborators may not obtain, or may be required to expend substantial resources to obtain, the necessary regulatory approvals to market products.

The preclinical and clinical evaluation, manufacture and marketing of the product candidates based on CAT's technology are all subject to regulation administered and enforced by the governmental regulatory agencies in countries where CAT, and any of its potential partners or licensees intend to test, manufacture or market such products. CAT will be required to obtain from the relevant regulatory authority an approval, called a marketing authorization, to market a drug in the territory which is subject to the regulatory authority's jurisdiction. The grant of a marketing authorization for a drug requires the detailed evaluation of data relating to the quality, safety and effectiveness of the drug in the proposed use or uses submitted by the applicant in accordance with regulatory requirements. Many countries, including member states of the European Union and the United States, impose extensive data requirements and have very high standards of technical appraisal. Accordingly, preclinical testing and clinical research of medicinal products can be a very lengthy and costly process. The manufacture of drugs is also subject to specific authorization and to the regular inspection of premises, staff and procedures by regulatory authorities.

Product candidates that CAT or its licensees and collaborative partners identify and pursue now or in the future may not receive required regulatory approvals to manufacture and market CAT's product candidates. Furthermore, different regulatory authorities worldwide may impose their own differing conditions upon marketing (by, for example, restricting a product's indicated uses). Regulatory authorities may refuse to grant, or may require CAT or its collaborative partners to supply additional data before granting, a marketing authorization, even though the relevant product may have been approved by another regulatory authority. If an authorization is obtained, the product and its manufacture are subject to regular review. Approvals may be withdrawn or restricted at some point in the future. Changes in applicable legislation or regulatory policy, serious breaches of regulatory requirements or the discovery of problems related to the safety, quality or effectiveness of the product or to the production process, site or manufacturer may result in the imposition of restrictions upon sale, supply or manufacturer including, at worst, the withdrawal of the product from the market or the loss of the relevant authorizations, or may otherwise harm CAT's business or income from licensees and collaborative partners.

If CAT is not able to procure manufacturing of its products and product candidates on acceptable terms, its clinical trials may be delayed and it may be unable to provide products on a cost effective basis.

CAT and its collaborators often rely on third parties to manufacture product candidates for clinical trial and marketing purposes. CAT currently relies on third party manufacturers for the production of CAT-152, CAT-192 and CAT-213 for clinical trials. Suitable manufacturers that are able to produce products on a timely and competitive basis on acceptable terms may not be available. Manufacturers may not have the capacity to produce the products demanded by CAT and its collaborators to meet the schedule required by clinical trials or to satisfy commercial demand. Manufacturing runs of products may fail for technical or other reasons which may delay CAT from conducting clinical trials or from supplying products for commercial purposes. Suitable manufacturing processes may be proprietary to other persons. CAT may be required to pay amounts to license these manufacturing processes or may not have access to these processes at all.

The manufacture of product candidates and products will be subject to authorization and to the "Good Manufacturing Practice" standards prescribed by the appropriate regulatory agencies. Compliance with these regulatory requirements will be expensive and could further limit the number of suitable manufacturers available to CAT and its collaborators.

CAT's competitors may market products before CAT does or produce superior products.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have begun clinical trials of antibody products or have successfully commercialized antibody products and may succeed in marketing products before CAT does. Many of these companies, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than CAT has and may have greater expertise in product development and marketing activities.

Many of these companies are addressing the same diseases and disease indications as CAT or CAT's collaborative partners For example, CAT is aware that Centocor has marketed a chimeric antibody product, and each of Abgenix, Medarex and Celltech have human antibody products in trials that are targeted to rheumatoid arthritis. These products would compete directly with D2E7, which is based on CAT's technology and is currently in Phase III clinical trials. Consumers and physicians may choose to use these or other products of CAT's competitors rather than CAT's products.

Also, CAT competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex's joint venture partner, Kirin Brewing Co., Ltd, Abgenix Inc., Protein Design Labs, Inc., Crucell N.V., MorphoSys AG, BioInvent and Dyax Corporation. CAT also faces, and will continue to face, competition from academic institutions, government agencies and research institutions, many of whom have substantial available resources.

CAT faces and will continue to face intense competition from other companies for establishing collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology. CAT relies heavily on these types of arrangements in its product development and marketing efforts and for access to technology.

CAT's product candidates compete with established drug therapies and may compete with newer, more effective techniques. As a result, CAT's technology may not be accepted in the market.

Any product candidate that CAT successfully develops may compete with existing therapies that have long histories of safe and effective use. For example, D2E7 may face competition from many products, including Disease Modifying Anti Rheumatoid Drugs (DMARDs), for the treatment of rheumatoid arthritis. Wyeth-Ayerst,

Aventis, Immunex, Centocor and Amgen, among others, have marketed, or filed for approval for, products for the treatment of rheumatoid arthritis. Competition may also arise from:

- other drug development technologies and methods of preventing or reducing the incidence of disease;
- new small molecules; or
- other classes of therapeutic agents.

Developments by competitors may render CAT's product candidates or technologies obsolete or uncompetitive. CAT's collaborative partners may pursue other technologies. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than CAT's. If they do, then products based on CAT's technology will be obsolete or become uncompetitive and CAT will fail to earn expected revenue.

If CAT fails to attract and retain key employees and consultants, its business will be harmed.

CAT depends significantly on its management and scientific personnel. The loss of the services of any key employee could cause harm to CAT's business. CAT's strategy depends on hiring additional key scientific and management personnel. CAT faces significant competition in the hiring and retention of key employees. If CAT fails to recruit additional scientific and managerial employees in the future or loses any of its key employees, CAT's business, financial condition and results of operations may be harmed.

CAT recently initiated the process of recruiting a new Chief Executive Officer to succeed David Chiswell, the Company's founder and Chief Executive Officer, in due course. Dr. Chiswell will remain CAT's Chief Executive Officer until a suitable replacement is identified. If the Company is unable to effect an orderly leadership transition, CAT's business, financial condition and results of operations may be harmed.

If CAT's license agreements violate the competition provisions of the Treaty of Rome, then some terms of its key agreements may be unenforceable.

Certain license agreements that CAT has entered into, may enter into, will grant or may grant exclusive worldwide licences of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the European Community and affect trade between member states. CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT, does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission, provisions of any license agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity or rights, may be unenforceable and CAT could lose the benefit of the rights granted under the provision.

CAT may be subject to product liability claims, which are expensive to insure against and, if successful, may force CAT to incur unforeseen expenditures.

As a designer and producer of drug products, CAT is exposed to potential product liability risks which are inherent in the research and development, preclinical study, clinical trials, manufacturing, marketing and use of these products. Consumers, healthcare producers or persons selling products based on CAT's technology may be able to bring claims against CAT based on the use of CAT's products in clinical trials and the sale of products based on CAT's technology. In addition, it may be necessary for CAT to secure certain levels of insurance as a condition to the conduct of clinical trials. Insurance coverage may not be available to CAT at an acceptable cost, if at all. In the event of any claim, CAT's insurance coverage may not be adequate.

CAT's operations involve the use of hazardous materials. An accident involving these materials could subject CAT to liability.

As a biopharmaceutical company, CAT is subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The design, development and testing of CAT's products involves the use of hazardous materials. The cost of compliance with health and safety regulations is substantial. Although CAT believes that its procedures for handling and disposing of such materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, CAT may incur unforeseen liabilities.

The market for CAT's securities is volatile, which may cause unexpected changes in CAT's share price.

The share prices of publicly traded biotechnology and pharmaceutical companies can be highly volatile. The market prices and trading volumes of the CAT Shares and CAT ADSs are volatile, and it is expected that the price of the Company's securities will be volatile for the foreseeable future. The price at which the CAT Shares and CAT ADSs will be quoted and the price which investors may realize for their securities will be influenced by a large number of factors, some specific to CAT and its operations and some which may affect the quoted healthcare and pharmaceutical sector, or quoted companies generally. These factors could include the performance of CAT's research and development program, large purchases or sales of the CAT Shares and CAT ADSs, currency fluctuations, legislative changes in the healthcare environment, litigation, in particular intellectual property litigation, and general economic conditions.

The rights and obligations of shareholders in English corporations are different than the rights and obligations of shareholders of Canadian federal corporations.

CAT is a public limited company incorporated under the laws of England and Wales. The rights and obligations of holders of CAT's Ordinary Shares are governed by English law, including the U.K. Companies Act 1985, as amended, and by CAT's Memorandum and Articles of Association. These rights and obligations differ in certain respects from the rights and obligations of shareholders in Canadian federal corporations including, without limitation, the absence under English law of a shareholder's right to be paid fair value for his or her shares if he or she dissents on certain matters on which the shareholder is entitled to vote.

The ability of investors to enforce civil liabilities obtained against CAT in Canada may be limited.

CAT is a public limited company incorporated under the laws of England and Wales. Substantially all of CAT's directors and senior management are not residents of Canada and, as a result, it may not be possible for investors to effect service of process within Canada upon CAT or such persons. Substantially all of the assets of CAT and such persons are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against CAT or such persons in Canada or to enforce a judgment obtained in Canadian courts against CAT or such persons outside of Canada.

Investors will not receive cash dividends in the foreseeable future.

CAT has not paid cash dividends on the CAT Shares (including the CAT Shares which underlie the CAT ADSs) and does not plan to pay cash dividends on the CAT Shares in the foreseeable future.

MATERIAL CONTRACTS

The following material contracts, other than contracts entered into in the ordinary course of business, have been entered into by CAT within the two year period preceding the date of this Offer and Circular:

(a) the subscription agreement between CAT and Human Genome Sciences, Inc. dated February 29, 2000 and the subscription agreement between CAT, Deutsche Bank AG London and Cazenove & Co. dated March 7, 2000;

(b) the subscription agreement dated September 27, 2000 between CAT and Genzyme Corporation under which Genzyme agreed to subscribe in cash for 307,982 CAT Shares at an aggregated subscription amount of £13.7 million;

(c) the Support Agreement;

(d) the Lock-Up Agreement;

(e) the Royalty Agreement Amending Deed;

(f) the sponsorship agreement between CAT and Merrill Lynch International dated February 1, 2002, under which the Company has agreed to appoint Merrill Lynch International as sponsor to the Company, and which provides for the payment by CAT of certain expenses incurred by Merrill Lynch in connection with the admission of the CAT Shares to the Official List of the UKLA and to trading on the LSE, including its legal fees;

(g) the subscription agreement to be entered into between CAT and the Offeror under which CAT shall subscribe for one common share in the capital of the Offeror for each CAT Share (including CAT Shares underlying CAT ADSs) issued by CAT under the Offer; and

(h) the dealer manager agreement between CAT and Merrill Lynch International, described in Section 17 of the Circular, "Dealer Manager and Depository".

Copies of these agreements may be inspected during ordinary business hours at the Offeror's registered office in Toronto, Ontario prior to the expiry of the Offer.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of CAT are Arthur Andersen, Betjeman House, 104 Hills Road, Cambridge, England CB2 1LH, chartered accountants and registered auditors.

The registrars for the CAT Shares are Computershare Investor Services plc, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol, England BS99 7NH. The U.S. Depository for the CAT ADSs is Bank of New York, 620 Avenue of the Americas, 6th Floor, New York, NY 10011.

ANNEX B

CAT FINANCIAL STATEMENTS

Independent Auditors' Report

To the Directors of
Cambridge Antibody Technology Group plc

We have audited the financial statements of Cambridge Antibody Technology Group plc for each of the years ended 30 September 2001, 2000 and 1999 which comprise the Profit and Loss Accounts, the Balance Sheets, the Cash Flow Statements, the Statements of Total Recognised Gains and Losses and the related notes numbered 1 to 27. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom accounting standards are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

Basis of opinion

We conducted our audits in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board, which are substantially equivalent to Canadian generally accepted auditing standards. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements (a) give a true and fair view of the state of affairs of the Group as at 30 September 2001 and of the Group's loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985; (b) present fairly in all material respects, the consolidated financial position of the Group at 30 September 2001 and 2000 and the consolidated results of operations and cash flows for each of the three years in the period ended 30 September 2001, in conformity with generally accepted accounting principles in the United Kingdom.

Reconciliation to Canadian GAAP

Accounting practices used by the Group in preparing the accompanying financial statements conform with generally accepted accounting principles in the United Kingdom, but do not conform with accounting principles generally accepted in Canada. A description of these differences and a reconciliation of consolidated net loss and shareholders' equity to Canadian generally accepted accounting principles is set forth in note 27.

ARTHUR ANDERSEN
Chartered Accountants and Registered Auditors
Betjeman House
104 Hills Road
Cambridge CB2 1LH
UK
26 November 2001

Consolidated Profit and Loss Accounts

	Notes	2001	2000 restated (see note 3)	1999 restated (see note 3)
		£'000	£'000	£'000
Turnover	2	7,121	7,018	2,165
Direct costs		(351)	(381)	(81)
Gross profit		6,770	6,637	2,084
Research and development expenses		(21,393)	(15,728)	(13,574)
General and administration expenses		(6,443)	(4,842)	(2,684)
Operating loss		(21,066)	(13,933)	(14,174)
Interest receivable (net)	5	9,295	5,644	1,810
Loss on ordinary activities before taxation	4	(11,771)	(8,289)	(12,364)
Taxation on loss on ordinary activities	7	—	—	(1)
Loss for the financial year		(11,771)	(8,289)	(12,365)
Loss per share — basic and fully diluted (pence)	8	33.3p	27.5p	50.9p

The losses for all years arise from continuing operations.

Consolidated Statements of Total Recognised Gains and Losses

	2001	2000	1999
	£'000	£'000	£'000
Loss for the financial year	(11,771)	(5,161)	(12,731)
Gain/(loss) on foreign exchange translation	1	(7)	(1)
Total recognised losses relating to the year	(11,770)	(5,168)	(12,732)
Prior year adjustment (as explained in note 3)	(6,594)		
Total recognised losses since last Annual Report and financial statements	(18,364)		

The accompanying notes are an integral part of these consolidated profit and loss accounts and consolidated statements of total recognised gains and losses.

Consolidated Balance Sheets

	Notes	2001	2000 restated (see note 3)	2000 as originally reported	1999
		£'000	£'000	£'000	£'000
Fixed assets					
Intangible assets	9	4,075	4,448	4,448	4,822
Tangible fixed assets	10	6,642	5,008	5,008	5,837
		10,717	9,456	9,456	10,659
Current assets					
Debtors	12	4,940	3,452	3,452	894
Investment in liquid resources	13	156,228	156,502	156,502	22,773
Cash at bank and in hand		585	26	26	849
		161,753	159,980	159,980	24,516
Creditors					
Amounts falling due within one year	14	(8,335)	(9,627)	(8,427)	(3,275)
Net current assets		153,418	150,353	151,553	21,241
Total assets less current liabilities		164,135	159,809	161,009	31,900
Creditors					
Amounts falling due after more than one year	15	(8,085)	(7,369)	(1,975)	—
Net assets		156,050	152,440	159,034	31,900
Capital and reserves					
Called-up share capital	17	3,546	3,477	3,477	2,528
Share premium account	17	195,017	179,706	179,706	48,465
Other reserve	18	13,451	13,451	13,451	13,339
Profit and loss account	18	(55,964)	(44,194)	(37,600)	(32,432)
Shareholders' funds — all equity	19	156,050	152,440	159,034	31,900

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Cash Flow Statements

	Notes	2001	2000	1999
		£'000	£'000	£'000
Net cash outflow from operating activities	20	(19,150)	(3,609)	(11,188)
Returns on investments and servicing of finance	21	8,322	4,245	2,100
Taxation	21	—	—	(1)
Capital expenditure and financial investment	21	(3,481)	(974)	(2,672)
Net cash outflow before management of liquid resources and financing		(14,309)	(338)	(11,761)
Management of liquid resources	21	274	(133,729)	12,051
Financing	21	15,380	132,293	535
Increase/(decrease) in cash	22	1,345	(1,774)	825

The accompanying notes are an integral part of these consolidated cash flow statements.

Notes to the Financial Statements

1. Accounting policies

A summary of the principal accounting policies is set out below. These have all been applied consistently throughout the periods covered by this report with the exception of the policy for revenue recognition which is now as explained below and the impact of this change is explained in note 3. Consolidated balance sheets as at 30 September 2000 (as originally reported) and 30 September 1999 have been included, prior to the effect of the prior year adjustments described in note 3, for comparative purposes.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Basis of consolidation

The Group financial statements consolidate the financial statements of Cambridge Antibody Technology Group plc and its subsidiary undertakings, drawn up to 30 September each year.

The acquisition of Cambridge Antibody Technology ("CAT") Limited, by way of share for share exchange on 20 December 1996, was accounted for as a group reconstruction in accordance with Financial Reporting Standard Number 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method.

Goodwill

Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. It is amortised over its useful economic life, subject to reviews for impairment where necessary. Goodwill previously written off directly against reserves remains so eliminated.

Turnover

Turnover principally consists of income received in the normal course of business from licence fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights and royalties. These are stated net of trade discounts, VAT and other sales related taxes.

A description of the various elements of turnover and their accounting policies is given below. In accordance with emerging best practice the Group's accounting policy for some elements of turnover has been revised, and where relevant those revisions are also described.

Licence fees

In previous years non-refundable licence fees were recognised when received. Under the revised policy, licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licensed. Under both the previous and revised accounting policy for licence fees where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered. The impact of adopting the revised policy on current results and figures reported in prior periods is disclosed in note 3.

Technical milestones

During certain research and development programs the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. In previous years non-refundable technical milestones were recognised when received. The revised policy is that such milestones are recognised based on the percentage of completion of the relevant research and development program subject to the total revenue recognised being limited to the aggregate amount of milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the program. The impact of adopting the revised policy on current results and figures reported in prior periods is disclosed in note 3.

Clinical milestones

The Group receives non-refundable clinical development milestones when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group's proprietary technology. Such milestones are recognised when received except that if such milestones are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

Research and development services

The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group's employees working under the direction of the collaborator to further the collaborator's research and development effort. Such contracts are made on the basis of Full Time Equivalent ("FTE") employees and are charged at a specified rate per FTE. Revenues from FTE services are recognised as the services are rendered.

Purchased rights

Under an agreement with DRC the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The Group's accounting policy was to credit the payment to income when received. The revised policy is that the payment be deferred and recognised ratably over the period for which rights were purchased. The impact of adopting this revised policy on current results and figures reported in prior years is disclosed in note 3.

Royalties

Royalty income is generated by sales of products incorporating the Group's proprietary technology and is recognised when received. The Group has yet to receive any significant royalty payments.

Government grants

Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements. Neither is deferred tax recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Research and development

Research and development expenditure is written off as incurred.

Collaboration arrangements

The Group has entered into certain collaboration arrangements whereby the parties agree to work jointly on research and development of potential therapeutic products. Under such arrangements the parties agree which elements of research and development each will perform. These arrangements do not include the creation of any separate entity to conduct the activities nor any separate and distinct assets or liabilities. The parties agree that the combined cost of all relevant activities will be borne by the parties in a particular proportion and that net revenues derived from sales of any resulting product will be shared similarly. The sharing of costs will result in balancing payments between the parties and such payments receivable or payable will be respectively added to or deducted from research and development costs in the profit and loss account. Any amounts receivable or payable at a period end are included in the balance sheet under debtors or creditors.

Pension costs

The Group operates a group personal pension plan which is a defined contribution scheme. The amount charged to the profit and loss account in respect of pension costs is the Group's contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Intangible assets

Purchased intangible assets (excluding research and development costs and goodwill) are capitalised as assets on the balance sheet at fair value on acquisition and amortised over their useful economic lives, subject to reviews for impairment where necessary. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition. The Group's purchased intangible assets comprise certain patents which are being written off over their term to expiry which is between 12 and 16 years from the date of acquisition. When reviewing these assets for impairment the Directors have considered future cash flows arising.

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land on a straight-line basis at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

Freehold buildings: over 12 years.

Motor vehicles: 33⅓% per annum.

Office and laboratory equipment: 25% per annum.

Fixtures and fittings: over five years (or the remaining lease term if less).

Investments

Fixed asset investments are shown at cost less provision for impairment.

Liquid resources

Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors. Where relevant a provision is made such that cost plus accrued interest does not exceed market value.

Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases tc produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term even if payments are made on another basis.

2. Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group substantially all of which take place in the United Kingdom.

Turnover principally consists of licence fees, milestone payments and fees for research and development services provided under corporate agreements.

	2001	2000 restated (see note 3)	1999 restated (see note 3)
	£'000	£'000	£'000
Total turnover	9,421	7,018	2,165
Less: intra-group eliminations	(2,300)	—	—
Consolidated turnover	7,121	7,018	2,165

Consolidated turnover was generated from customers in the following geographical areas:

	2001	2000 restated (see note 3)	1999 restated (see note 3)
	£'000	£'000	£'000
United Kingdom	—	316	80
Europe	53	1,104	831
United States of America	6,969	5,598	1,126
Rest of World	99	—	128
	7,121	7,018	2,165

Net assets of £643,000 (excluding creditors eliminated on consolidation of £2,387,000) (2000 — £16,000, excluding creditors eliminated on consolidation of £87,000) and total assets of £643,000 (2000 — £16,000) are held in the United States of America.

3. Prior year adjustment

As discussed in note 1 the Group policy for recognising turnover was changed during the year in accordance with emerging best practice. The Directors consider that the revised policy provides a fairer presentation of the results and financial position of the Group because under the revised policy, where a contractual performance is incomplete despite the Group having received non-refundable payments, revenue is only recognised to the extent that the Group has performed its obligations and such performance has resulted in benefits accruing to the customer.

The effects of the change in this accounting policy are summarised below:

	2001	2000	1999
	£'000	£'000	£'000
Profit and loss account			
Turnover:			
Revised accounting policy	7,121	7,018	2,165
Previous accounting policy	9,595	10,146	1,799
(Increase)/decrease in loss for the financial year	(2,474)	(3,128)	366
Balance sheet			
Creditors:			
Amounts falling due within one year — deferred income	(1,564)	(1,200)	(655)
Amounts falling due after more than one year — deferred income	(7,504)	(5,394)	(2,811)
Decrease in net assets	(9,068)	(6,594)	(3,466)

4. Loss on ordinary activities before taxation

	2001	2000	1999
	£'000	£'000	£'000
The loss on ordinary activities before taxation is stated after charging (crediting):			
Depreciation and amounts written off tangible fixed assets:			
— owned	2,146	1,808	1,621
— held under hire purchase contracts	—	—	6
Amortisation of patents	373	374	389
Auditors' remuneration — audit	42	27	25
— other	149	219	35
Foreign exchange (gain)/loss	(56)	(123)	7
Government grants	—	—	(2)
Operating lease rentals:			
— plant and machinery	3	3	1
— other operating leases	721	290	275
Allocations under equity participation schemes	416	459	203

5. Interest receivable (net)

	2001	2000	1999
	£'000	£'000	£'000
Interest receivable	9,295	5,644	1,812
Interest payable on hire purchase contracts	—	—	(2)
	9,295	5,644	1,810

6. Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group was as follows:

	2001	2000	1999
	Number	Number	Number
Management and administration	32	22	20
Research and development	192	139	130
	224	161	150

Their aggregate remuneration comprised:

	£'000	£'000	£'000
Wages and salaries	7,268	5,233	4,565
Social security costs — (credit)/charge provided on unapproved options	(194)	523	—
— on wages and salaries	740	527	460
Other pension costs	641	432	373
	8,455	6,715	5,398

The Group has made a provision for employer's National Insurance payable on certain options granted under the CSOP Part 'B' scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer's contributions.

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

The provision is being made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. For this purpose the performance period is assumed to be of minimum duration.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and, the market value of the shares.

The market price of shares at 30 September 2001 was £13.90. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would amount to £179,000. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by £64,000.

The emoluments of the Directors who served during the year ended 30 September 2001 were as follows:

	Fees/basic salary	Taxable benefits	Performance-related remuneration	Total	Pension contributions
	£'000	£'000	£'000	£'000	£'000
Executive Directors					
J C Aston	130.0	11.9	41.2	183.1	13.0
D J Chiswell	195.0	11.9	58.4	265.3	19.5
D R Glover	130.0	11.9	40.0	181.9	13.0
K S Johnson	130.0	11.9	37.1	179.0	13.0
Non-Executive Directors					
U Bicker	21.0	—	—	21.0	—
J L Foght	21.0	—	—	21.0	—
P B Garland	45.0	0.4	—	45.4	—
Sir Aaron Klug	21.0	0.1	—	21.1	—
P A Nicholson	21.0	2.2	—	23.2	—
J W Stocker	33.0	—	—	33.0	—
Aggregate emoluments	747.0	50.3	176.7	974.0	58.5

The emoluments of the Directors who served during the year ended 30 September 2000 were as follows:

	Fees/basic salary	Taxable benefits	Performance-related remuneration	Total	Pension contributions
	£'000	£'000	£'000	£'000	£'000
Executive Directors					
J C Aston	115.0	12.1	32.6	159.7	11.5
D J Chiswell	155.0	11.4	55.2	221.6	15.5
D R Glover	115.0	12.1	28.9	156.0	11.5
K S Johnson	115.0	11.7	32.6	159.3	11.5

	Fees/basic salary	Taxable benefits	Performance-related remuneration	Total	Pension contributions
	£'000	£'000	£'000	£'000	£'000
Non-Executive Directors					
U Bicker	20.0	—	—	20.0	—
J L Foght[(i)]	20.0	—	—	20.0	—
P B Garland	40.0	0.5	—	40.5	—
Sir Aaron Klug	20.0	—	—	20.0	—
P A Nicholson	20.0	0.2	—	20.2	—
J W Stocker	32.0	—	—	32.0	—
Aggregate emoluments	652.0	48.0	149.3	849.3	50.0

(i) Of the fees for the services of J L Foght, £10,000 was paid to Prudential Vector Healthcare Group

The emoluments of the Directors who served during the year ended 30 September 1999 were as follows:

	Fees/basic salary	Taxable benefits	Performance-related remuneration	Total	Pension contributions
	£'000	£'000	£'000	£'000	£'000
Executive Directors					
J C Aston	110.3	12.1	23.1	145.5	11.0
D J Chiswell	148.5	12.7	32.9	194.1	14.9
D R Glover	110.3	12.1	23.1	145.5	11.0
K S Johnson	110.3	12.1	28.8	151.2	12.0
Non-Executive Directors					
U Bicker	14.8	—	—	14.8	—
A C D Cumming	3.3	—	—	3.3	—
J L Foght[(i)]	20.0	—	—	20.0	—
P B Garland[(ii)]	35.0	—	—	35.0	—
Sir Aaron Klug	20.0	—	—	20.0	—
P A Nicholson	14.8	—	—	14.8	—
J W Stocker	32.0	—	—	32.0	—
Aggregate emoluments	619.3	49.0	107.9	776.2	48.9

(i) Fees for the services of J L Foght were paid to Prudential Vector Healthcare Group.

(ii) Of the fees for the services of P B Garland, £11,667 was paid to the Institute of Cancer Research.

7. Taxation on loss on ordinary activities

	2001	2000	1999
	£'000	£'000	£'000
Overseas taxation	—	—	1

At 30 September 2001 the Group had tax losses of approximately £60 million (2000 — £36 million, 1999 — £31 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to £17 million representing such losses has not been recognised.

8. Loss per share

Potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since the Group has reported losses, its basic and fully diluted loss per share are therefore equal.

Loss per ordinary share (basic and fully diluted) is based on the loss for the financial year of £11,771,000 (2000, as restated — £8,289,000, 1999, as restated — £12,365,000) and a weighted average number of ordinary shares of 35,313,260 (2000 — 30,179,818, 1999 — 24,314,191).

9. Intangible assets

	Patents £'000
Cost:	
At 1 October 1999, 30 September 2000 and 30 September 2001	5,265
Amortisation:	
At 1 October 1999	443
Charge for the year	374
At 30 September 2000	817
Charge for the year	373
At 30 September 2001	1,190
Net book value:	
At 30 September 2001	4,075
At 30 September 2000	4,448
At 30 September 1999	4,822

10. Tangible fixed assets

	Freehold land and buildings	Fixtures and fittings	Laboratory equipment	Office equipment	Motor vehicles	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Cost:						
At 1 October 1999	788	2,819	5,495	543	33	9,678
Additions	—	182	717	119	—	1,018
Disposals	—	—	(55)	(5)	(27)	(87)
At 30 September 2000	788	3,001	6,157	657	6	10,609
Additions	—	1,428	2,004	339	14	3,785
Disposals	(3)	—	(2)	—	—	(5)
At 30 September 2001	785	4,429	8,159	996	20	14,389
Depreciation:						
At 1 October 1999	41	1,023	2,455	303	19	3,841
Charge for the year	49	450	1,193	111	5	1,808
Eliminated in respect of disposals	—	—	(24)	(2)	(22)	(48)
At 30 September 2000	90	1,473	3,624	412	2	5,601
Charge for the year	49	565	1,375	154	3	2,146
At 30 September 2001	139	2,038	4,999	566	5	7,747
Net book value:						
At 30 September 2001	646	2,391	3,160	430	15	6,642
At 30 September 2000	698	1,528	2,533	245	4	5,008
At 30 September 1999	747	1,796	3,040	240	14	5,837

11. Fixed asset investments

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:

Name and country of incorporation and operation	Principal activity	Percentage of ordinary shares held
CAT Limited England	Research and development	100%
CAT Group Employees' Trustees Limited England	Share scheme trust company	100%
Optein Inc. (trading as Aptein Inc.) USA	Research and development	100%
Denzyme ApS Denmark	Research and development	100%[(i)]

(i) Held by CAT Limited.

12. Debtors

	2001	2000
	£'000	£'000
Due within one year:		
Trade debtors	732	970
Other debtors	386	363
Prepayments and accrued income	3,822	2,119
	4,940	3,452

13. Investment in liquid resources

	2001	2000
	£'000	£'000
Negotiable securities:		
Floating rate note	14,285	—
Certificates of deposit	128,498	132,295
Term deposits	13,445	24,207
	156,228	156,502

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in sterling in interest bearing marketable securities as described in note 16.

14. Creditors

	2001	2000 restated (see note 3)
	£'000	£'000
Amounts falling due within one year:		
Bank overdraft	163	949
Trade creditors	727	1,035
Taxation and social security	—	669
Other creditors	534	2
Accruals	3,953	2,924
Deferred income	2,958	4,048
	8,335	9,627

The bank overdraft comprises payments to suppliers and other third parties which are in the course of presentation.

15. Creditors

	2001	2000 restated (see note 3)
	£'000	£'000
Amounts falling due after more than one year:		
Deferred income	8,085	7,369

16. Financial instruments

The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. Other than the investing activities referred to in note 13 the Group does not trade in financial instruments or derivatives.

The Group's liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

- Investments only in freely negotiable instruments or deposit with specified banks and building societies.
- For the whole fund, limits on the maximum exposure to counterparties with particular minimum credit ratings, which ratings have been set deliberately high.
- For investments in particular classes of instrument, minimum credit ratings (which are tighter than for the fund as a whole) or an agreed counterparty list.
- For the whole fund, a maturity profile which is tailored to the Group's expected cash requirements (as investments are generally held to maturity).
- No currency exposure or short positions.

These criteria are set by the Board and are reviewed when deemed necessary. The principal purpose of the Group's liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the actual return made on the investments. The criteria for fund management reflect this. The Audit Committee reviews the return made on the Group's funds against benchmark market returns half yearly. The majority of the Group's investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are held to maturity. Declines in interest rates over time will, however, reduce the Group's interest income.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group's functional currency.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date, the Group has not hedged any transactional currency exposure but will keep such exposures under review and where prudent and appropriate may enter into such transactions in future.

	Fixed rate financial assets[(i)]	Floating rate financial assets[(ii)]	Financial liabilities on which no interest is paid	Total
	£'000	£'000	£'000	£'000
Financial assets and liabilities				
At 30 September 2001				
Sterling assets/(liabilities)	8,498	147,731	(1,346)	154,883
United States Dollar assets	—	1,760	—	1,760
Other assets	—	7	—	7
Book value	8,498	149,498	(1,346)	156,650
Fair value	8,966	151,943	(1,346)	159,563

(i) Interest rates determined for more than one year.

(ii) Interest rates determined at least once a year.

	Fixed rate financial assets[(i)]	Floating rate financial assets[(ii)]	Financial liabilities on which no interest is paid	Total
	£'000	£'000	£'000	£'000
Financial assets and liabilities				
At 30 September 2000				
Sterling assets/(liabilities)	17,597	138,911	(1,418)	155,090
United States Dollar assets	—	485	—	485
Other assets	—	4	—	4
Book value	17,597	139,400	(1,418)	155,579
Fair value	17,526	141,131	(1,418)	157,239

(i) Interest rates determined for more than one year.

(ii) Interest rates determined at least once a year.

The weighted average return on the fixed rate financial assets for 2001 was 6.1% (2000 — 6.4%), which was fixed over a weighted average term of 1.5 years (2000 — 1.4 years). The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short-term debtors and creditors have been excluded. The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation. These are payable on demand. The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

Currency exposures

At 30 September 2001 the Group's individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

	USD	Sterling	Other	Total
	£'000	£'000	£'000	£'000
At 30 September 2001				
Functional currency: Sterling	30	—	(2)	28
United States Dollar	—	(88)	—	(88)
	30	(88)	(2)	(60)
At 30 September 2000				
Functional currency: Sterling	313	—	13	326
United States Dollar	—	(87)	—	(87)
	313	(87)	13	239

Transactions in such monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

17. Called-up share capital and share premium account

	2001	2000
	£'000	£'000
Authorised		
50,000,000 (2000 — 50,000,000) ordinary shares of 10p each — equity	5,000	5,000

During the two years ending 30 September 2001 the Directors exercised their powers to allot ordinary shares as shown in the table below.

	10p ordinary shares	Called-up share capital	Share premium account
	Number	£'000	£'000
Allotted, called-up and fully paid — equity			
At 1 October 1999	25,281,365	2,528	48,465
Issued to the Staff Share Scheme	66,000	7	183
Exercise of options	761,010	76	2,173
Exercise of options(i)	42,500	4	—
In lieu of fees(ii)	12,194	1	34
Placement of shares(iii)	56,000	6	155
Open offer and International offering(iii)	5,010,532	501	88,838
To Monsanto SA as part of a corporate agreement in January 2000(iii)(iv)	1,870,837	187	7,189
To Human Genome Sciences Inc as part of a corporate agreement in April 2000(iii)(v)	1,670,000	167	32,669
At 30 September 2000	34,770,438	3,477	179,706
Issued to the All-Employee Share Ownership Plan	13,230	1	436
Exercise of options	363,073	36	1,332
In lieu of fees(ii)	1,142	1	35
Adjustment to fundraising expenses	—	—	15
To Genzyme Corporation as part of a corporate agreement in October 2000(iii)(vi)	307,982	31	13,493
At 30 September 2001	35,455,865	3,546	195,017

(i) Exercised over shares in CAT Limited and exchanged. Issued at an aggregate premium of £112,000.

(ii) All Non-Executive Directors elected to take part of their fees in shares.

(iii) Net of expenses.

(iv) Shares were issued at a price of £4.15 per share, being a 15% premium of the average share price for the 20 days prior to 24 December 1999.

(v) Shares were issued at a price of £20.75 per share, being a 20% premium of the average share price for the 20 days prior to 1 March 2000.

(vi) Shares were issued at a price of £44.59 per share, being a 15% premium to the average share price for the 20 days prior to 27 September 2000.

At 30 September 2001 options had been granted over ordinary shares of the Company. Options also exist over shares in CAT Limited which are matched with share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company. The tabulation of options below reflects the effective numbers and exercise prices of options over shares in the Company.

Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. Where relevant, pairs of linked options are counted as a single option.

At 30 September 2001 share options and other rights were as follows:

	Maximum number
Options to Directors, consultants and employees	1,500,983
Contractual options	16,995
Total	1,517,978

	Exercise price	Earliest date exercisable	Latest date exercisable	Notes	Number
Old schemes	£1.28	15 September 1996	14 September 2003	(i)	20,350
	£1.28	28 April 1998	27 April 2005	(i)	25,000
	US$4.80	19 April 2001	19 April 2006		75,000
	£3.00	4 September 1999	3 September 2006	(i)	132,929
	£3.00	16 December 1999	15 December 2003		150,000
CSOP	£5.00	24 March 2000	23 March 2004	(ii)	43,670
	£5.00	24 March 2000	23 March 2007	(ii)	47,830
	£5.58	2 June 2000	1 June 2004	(ii)	3,584
	£5.58	2 June 2000	1 June 2007	(ii)	5,376
	£5.00	18 December 2000	18 December 2004	(ii)	69,800
	£5.00	19 December 2000	18 December 2007	(ii)	42,500
	£5.00	25 June 2001	24 June 2008	(ii)	47,500
	£5.00	27 November 2001	26 November 2008	(iii)	17,500
	£2.42	27 November 2001	26 November 2005	(iii)	172,078
	£2.42	27 November 2001	26 November 2008	(iii)	61,486
	£2.10	28 May 2002	27 May 2009	(iii)	5,625
	£2.87	3 December 2002	2 December 2006	(iii)	411,189
	£2.87	3 December 2002	2 December 2009	(iii)	70,421
	£23.03	26 May 2003	25 May 2010	(iii)	3,264
CSOP — granted in 2001	£30.54	1 December 2003	30 November 2007	(iii)	62,204
	£30.54	1 December 2003	30 November 2010	(iii)	20,260
	£25.66	25 May 2004	24 May 2008	(iii)	1,458
	£25.66	25 May 2004	24 May 2011	(iii)	8,488
	£21.62	18 June 2004	17 June 2011	(iii)	3,471
					1,500,983

(i) Includes linked options.

(ii) These options were subject to the condition as stated in note iii below. During 2001 this condition was satisfied.

(iii) These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

Certain consultancy agreements contain the right to subscribe, subject to conditions, for up to 16,995 shares at £3 per share.

18. Profit and loss account and other reserve

	Profit and loss account	Other reserve
	£'000	£'000
At 1 October 1999	(32,432)	13,339
Retained (loss)/profit for the year	(5,161)	—
Foreign exchange translation	(7)	—
Premium on issue of capital in subsidiary	—	112
At 30 September 2000 as previously stated	(37,600)	13,451
Prior year adjustment	(6,594)	—
At 30 September 2000 as restated	(44,194)	13,451
Retained loss for the year	(11,771)	—
Foreign exchange translation	1	—
At 30 September 2001	(55,964)	13,451

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

The cumulative amount of goodwill written off against the Group's reserves is £229,000 (2000 — £229,000).

19. Reconciliation of movements in Group shareholders' funds

	2001	2000	1999
	£'000	£'000	£'000
Loss for the financial year	(11,771)	(5,161)	(12,731)
Other recognised gains and losses relating to the year	1	(7)	(1)
	(11,770)	(5,168)	(12,732)
New shares issued	15,380	132,302	2,824
Shares to be issued — deferred consideration (net)	—	—	(1,650)
Net increase in shareholders' funds	3,610	127,134	(11,558)
Opening shareholders' funds as previously stated	159,034	31,900	43,458
Prior year adjustment	(6,594)	—	—
Opening shareholders' funds as restated	152,440	31,900	43,458
Closing shareholders' funds	156,050	159,034	31,900

20. Reconciliation of operating loss to operating cash flows

	2001	2000 restated (see note 3)	1999 restated (see note 3)
	£'000	£'000	£'000
Operating loss	(21,066)	(13,933)	(14,174)
Depreciation charge	2,146	1,808	1,627
Amortisation of patents	373	374	389
Loss/(profit) on disposal of fixed assets	1	(5)	—
(Increase)/decrease in debtors	(515)	(1,159)	264
(Decrease)/increase in creditors	(89)	9,306	706
Net cash outflow from operating activities	(19,150)	(3,609)	(11,188)

21. Analysis of cash flows

	2001 £'000	2000 £'000	1999 £'000
Returns on investments and servicing of finance			
Interest received	8,322	4,245	2,102
Interest paid	—	—	(2)
Net cash inflow	8,322	4,245	2,100
Taxation			
Overseas taxation paid	—	—	(1)
Net cash outflow	—	—	(1)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(3,485)	(1,018)	(2,672)
Sale of tangible fixed assets	4	44	—
Net cash outflow	(3,481)	(974)	(2,672)
Management of liquid resources			
Decrease/(increase) in term deposits	10,762	(23,980)	2,062
Net (purchase)/sale of securities	(10,488)	(109,749)	9,989
Net cash inflow/(outflow)	274	(133,729)	12,051
Financing			
Issue of ordinary share capital	15,380	132,302	539
Capital elements of finance lease rental payments	—	(9)	(4)
Net cash inflow	15,380	132,293	535

Liquid resources comprise current asset investments in negotiable securities and cash deposits.

22. Analysis and reconciliation of net funds

	1 October 2000 £'000	Cash flow £'000	Exchange movement £'000	30 September 2001 £'000
Cash at bank	26	559	—	585
Overdrafts	(949)	786	—	(163)
		1,345		
Liquid resources	156,502	(274)	—	156,228
Net funds	155,579	1,071	—	156,650

	1 October 1999 £'000	Cash flow £'000	Exchange movement £'000	30 September 2000 £'000
Cash at bank	849	(825)	2	26
Overdrafts	—	(949)	—	(949)
		(1,774)		
Liquid resources	22,773	133,729	—	156,502
Finance leases	(9)	9	—	—
Net funds	23,613	131,964	2	155,579

	1 October 1998	Cash flow	Exchange movement	30 September 1999
	£'000	£'000	£'000	£'000
Cash at bank	20	825	4	849
Liquid resources	34,824	(12,051)	—	22,773
Finance leases	(13)	4	—	(9)
Net funds	34,831	(11,222)	4	23,613

	2001	2000	1999
	£'000	£'000	£'000
Increase/(decrease) in cash in the year	1,345	(1,774)	825
(Decrease)/increase in liquid resources	(274)	133,729	(12,051)
Decrease in lease financing	—	9	4
Change in net funds resulting from cash flows	1,071	131,964	(11,222)
Exchange movement	—	2	4
Movement in net funds in year	1,071	131,966	(11,218)
Net funds at beginning of year	155,579	23,613	34,831
Net funds at end of year	156,650	155,579	23,613

23. Financial commitments

Capital commitments of the Group were as follows:

	2001	2000
	£'000	£'000
Contracted but not provided for	827	167

Annual commitments of the Group under operating leases are as follows:

	Land and buildings 2001	Other 2001	Land and buildings 2000	Other 2000
	£'000	£'000	£'000	£'000
Expiry date:				
— within one year	—	2	—	—
— between two and five years	—	1	—	3
— after five years	836	—	275	—

The Group has agreed to lease one further building in South Cambridgeshire which is currently being constructed to provide future accommodation. This will comprise approximately 66,000 square feet of office and laboratory space.

24. Pension arrangements

The Group operates a group personal pension plan. Group contributions payable for the year to 30 September 2001 were £641,000 (2000 — £432,000).

25. Related party transactions

During the 2000 financial year CAT Limited paid a fee of US$1.3 million to Prudential Vector Healthcare Group ("Prudential Vector") under an arrangement whereby Prudential Vector agreed to provide certain financial advisory services. The arrangement was subsequently terminated although Prudential Vector were, in certain circumstances, entitled to a further fee in respect of further transactions entered into by CAT Limited in the period up to February 2001. No such further transactions or payments have taken place.

J L Foght was a managing director of Prudential Vector at the time the arrangement was entered into and the payment made and is a Non-Executive Director of the Company.

The Board of Directors has determined that this transaction does not interfere with Dr Foght's exercise of independent judgement and accordingly has determined that it is in the best interests of the Company that he continues to serve on the Audit Committee.

In accordance with Financial Reporting Standard Number 8 — Related Party Disclosures, the Group does not disclose transactions or balances between group entities which are wholly eliminated on consolidation.

26. Litigation

In Europe, CAT's patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich is currently stayed pending the outcome of appeal proceedings at the European Patent Office. Both patents were upheld by the Opposition Division, there is an appeal pending on Winter II and it is anticipated that there will also be an appeal on the McCafferty patent.

In 2000 Crucell issued writs against the Medical Research Council (MRC), Scripps and Stratagene in a Dutch national court, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of the patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its agreements with the defendants, CAT is responsible for the defence of these proceedings. The Court has declined jurisdiction for Crucell's non infringement claims and assumed jurisdiction only on the invalidity claims (any decision will only cover Holland). The court's ruling to decline jurisdiction in the Winter II case is currently under appeal by Crucell.

In the US, the litigation brought by MorphoSys in 1999 against CAT relating to the Griffiths patent was the subject of a trial in Washington DC in April 2001. MorphoSys asked the court to revoke the Griffiths patent claiming it was invalid on a number of grounds. They also asked for a declaration that they did not infringe the patent. CAT counter-claimed that MorphoSys did infringe the patent. After the trial, the jury was unable to agree on a decision apart from finding that CAT was entitled to the priority dates of its British patent applications. The Judge subsequently ruled in favour of CAT denying MorphoSys' claims that the patent was invalid on the grounds of anticipation, written description, indefiniteness and enablement. The Judge also ruled that the issue of whether the patent was invalid on the ground that it was obvious it could only be decided by a jury and therefore would be retried before a new jury. The Judge took the preliminary view that MorphoSys should prevail on the issue of infringement, but asked for further briefing on this point. This has been provided and CAT is currently awaiting his decision. MorphoSys has commenced a similar action against CAT in respect of the parent US McCafferty patent. A trial date is currently set for February 2003.

During 2001 there were four Winter/Lerner/Huse patents granted as well as a separate Winter II patent (following the earlier settlement of an interference proceeding between CAT, The Scripps Research Institute and Stratagene over the Winter II and Winter Huse/Lerner patents in 1999. CAT now has worldwide commercial rights to all five of these patents. CAT commenced an action against MorphoSys in respect of the Winter II patent and separately also against MorphoSys in respect of two of the Winter I Lerner/Huse patents. The Winter/Lerner/Huse action is proceeding in Washington DC and CAT is awaiting a determination as to the location for the Winter II action.

CAT intends to defend these proceedings vigorously and does not believe that there is merit in these claims. Whatever the outcome of the above litigation activity, CAT believes that its ability to operate its own technology will not be materially and adversely affected.

As previously reported, following certain share issues by CAT Limited, Continental Venture Capital Limited ("CVC") issued proceedings in the State of New York claiming that it is entitled to anti-dilution shares (equivalent to 25,790 ordinary shares of 10p). If CVC succeeds then the Directors would be obliged to issue anti-dilution shares to all similarly situated participants (approximately 763,000 ordinary shares of 10p). Both parties issued cross motions for summary judgment which were denied in May 2000. There has been no change in the status of these proceedings since that time and the Directors continue to believe, on the basis of legal advice they have received, that the proceedings have no merit.

27. Reconciliation to Canadian GAAP

Summary of Significant Differences Between UK GAAP and Canadian GAAP

The Group's consolidated financial statements have been prepared under UK GAAP, which differ in certain respects from Canadian GAAP. The principal differences between the Group's accounting policies and disclosures under UK GAAP and Canadian GAAP are set out below.

Reconciliation of net loss from UK GAAP to Canadian GAAP

	2001	2000 restated (see note 3)	1999 restated (see note 3)
	£'000	£'000	£'000
Net loss as reported under UK GAAP	(11,771)	(8,289)	(12,365)
Adjustments for:			
Acquisition of Aptein Inc.[a]	(16)	(16)	152
Revenue recognition[b]	422	111	—
Accounting for National Insurance on share options[c]	(194)	523	—
Reclassification of share issue expenses[d]	(202)	(1,237)	—
Net loss as reported under Canadian GAAP	(11,761)	(8,908)	(12,213)

Reconciliation of shareholders' equity from UK GAAP to Canadian GAAP

	2001	2000 restated (see note 3)	1999 restated (see note 3)
	£'000	£'000	£'000
Shareholders' equity as reported under UK GAAP	156,050	152,440	28,434
Adjustments for:			
Acquisition of Aptein Inc.[a]	143	159	175
Revenue recognition[b]	(2,797)	(1,768)	—
Accounting for National Insurance on share options[c]	329	523	—
Shareholders' equity as reported under Canadian GAAP	153,725	151,354	28,609

Reconciliation of movements in shareholders' equity under Canadian GAAP

	Number of shares	Share capital	Share premium account	Other reserve	Accumulated loss	Total shareholders' equity
		£'000	£'000	£'000	£'000	£'000
Balance, 30 September 2000	34,770,438	3,477	187,274	13,492	(52,889)	151,354
Shares issued	685,427	69	14,062	—	—	14,131
Foreign exchange translation	—	—	—	—	1	1
Net loss for the year under Canadian GAAP	—	—	—	—	(11,761)	(11,761)
Balance, 30 September 2001	35,455,865	3,546	201,336	13,492	(64,649)	153,725

(a) Accounting for the acquisition of Aptein Inc.

The Company acquired Aptein Inc. ("Aptein") for consideration payable partly on completion, the remainder being deferred, payable subject to the achievement of certain conditions. Aptein was acquired for its patent portfolio, which comprised its only material asset. The value of purchase consideration therefore had a corresponding impact on the fair value ascribed to the patents, which are shown in the balance sheet as an intangible asset.

Under UK GAAP, in accordance with Financial Reporting Standard Number 7, the fair value of the deferred consideration was recognised immediately and the fair value of the contingent consideration which was payable by the issue of shares in the Company was reported as part of shareholders' funds as "shares to be issued". Any difference between the initial estimate of the contingent consideration and the actual amount was recorded as an adjustment to the purchase price when made with a corresponding adjustment to the value of the intangible asset.

Under Canadian GAAP, Section 1580, "Business Combinations', contingent consideration is not recorded until such time as the contingency is resolved and the recorded value of the intangible was therefore corresponding lower until the conditions were met. Amortisation charges under Canadian GAAP were therefore lower than those under UK GAAP prior to the conditions being met and will in consequence be higher thereafter.

(b) Revenue recognition.

The nature of the Group's principal revenue streams and the Group's accounting policy for revenue recognition under UK GAAP are as detailed in note 1. That accounting policy was changed during the year and figures disclosed under UK GAAP for prior periods have been restated accordingly. The impact of this change on current and prior periods has been detailed in note 3.

The treatment of revenues under Canadian GAAP is equivalent to that under UK GAAP except as follows:

Under Canadian GAAP, where licencing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple elements arrangement. Accordingly, the aggregate consideration has been allocated to the two elements of the arrangement as follows. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to licence revenues. No such reallocation is made under UK GAAP.

During the years ended 30 September 2001 and 2000 licence revenues under Canadian GAAP were therefore respectively £422,000 and £111,000 higher. For the year ended 30 September 1999 licence revenues under UK and Canadian GAAP were the same.

(c) Accounting for National Insurance on share options.

Under UK GAAP the Company has accounted for a potential liability to National Insurance on employee share options. The provision is being made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. The provision at 30 September 2001 was £329,000 and the net credit for the year then ended amounted to £194,000. Under Canadian GAAP, no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises.

(d) Share issue expenses.

Under the agreement with Drug Royalty Corporation ("DRC") the Group received an amount of £1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where these equity issues form part of a commercial collaboration. Under UK GAAP amounts paid to DRC as a result of an equity subscription are accounted for as a share issue expense since they are considered to be directly related to the share issue. Under Canadian GAAP these amounts are not considered to be a share issue cost since DRC are not providing any services in connection with the equity issue. Accordingly, such amounts are charged to the profit and loss account for the year under Canadian GAAP.

(e) Foreign currency translation.

Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under Canadian GAAP, the average exchange rate for the year is used. There are no material adjustments arising as a result of this difference.

(f) Taxation.

Under UK GAAP, deferred taxation is recorded using the partial liability method on all timing differences to the extent that it is considered probable that the liabilities will crystallise in the foreseeable future. Net deferred tax assets are not recognised unless their recovery is assured beyond reasonable doubt.

Under Canadian GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

As at 30 September 2001, 2000 and 1999, CAT has approximately £60 million, £36 million and £31 million respectively of cumulative tax losses. These losses represent a deferred tax asset for accounting purposes. In accordance with both UK GAAP and Canadian GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

No tax effect has been recognised in the reconciliation of net loss from UK GAAP to Canadian GAAP in respect of the differences arising in respect of those items, as the temporary differences arising are offset in full by the unrecognised tax losses carried forward.

(g) Loss per share under Canadian GAAP

Under Canadian GAAP, the Group would compute loss per share under CICA Section 3500, "Earnings per Share". Under Section 3500, basic net loss per ordinary share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of the Company's potential ordinary share equivalents are antidilutive. Under UK GAAP, the basis of calculation is the same. However, since different net losses are produced under Canadian GAAP and UK GAAP the net loss per share under Canadian GAAP is presented below:

	2001	2000	1999
Basic and diluted net loss per ordinary share (pence)	33.3	29.5	50.2
Shares used in computing net loss per ordinary share (number)	35,313,260	30,179,818	24,314,191
Antidilutive securities, not included above (number)	1,077,800	1,548,764	138,455

Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Consolidated cash flow statements

The consolidated cash flow statements prepared under UK GAAP present substantially the same information as that required under Canadian GAAP by CICA Section 1540 "Cash Flow Statements". These standards differ however with regard to classification of items within the statements and the definition of cash and cash equivalents.

Under UK GAAP, cash comprises only cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under Canadian GAAP, cash equivalents are short-term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. Canadian GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under Canadian GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under Canadian GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents under Canadian GAAP to the extent that the amounts involved have a maturity of less than three months and are convertible into known amounts of cash. Summary statements of cash flow presented under Canadian GAAP are given below:

	2001	2000	1999
	£'000	£'000	£'000
Net cash used in operating activities	(10,828)	636	(9,089)
Net cash (used in)/provided by investing activities	(21,735)	(32,725)	4,890
Net cash provided by financing activities	15,380	132,293	535
Effects of exchange rate changes on cash and cash equivalents	—	2	4
(Decrease) increase in cash and cash equivalents	(17,183)	100,206	(3,660)
Beginning cash and cash equivalents	107,782	7,576	11,236
Ending cash and cash equivalents	90,599	107,782	7,576

Deferred tax

A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30% for 1999 and 2000 and 30.2% for 2001) to loss before taxation is as follows:

	2001	2000	1999
	£'000	£'000	£'000
Income tax expense computed at statutory income tax rate	(3,555)	(1,548)	(3,819)
Tax effect of prior year adjustment	(1,978)	—	—
Permanent differences	(1,400)	(549)	12
Other	196	(164)	109
Change in valuation allowance	6,737	2,261	3,698
Provision for income taxes	—	—	—

Net deferred taxes are analysed as follows:

	2001	2000	1999
	£'000	£'000	£'000
Deferred tax assets:			
Losses carried forward	18,126	11,130	9,492
Excess of book value over tax value of fixed assets	335	599	—
Other short term timing differences	—	—	5
	18,461	11,729	9,497
Valuation allowance	(18,461)	(11,724)	(9,463)
Net deferred tax asset	—	5	34
Deferred tax liabilities:			
Other	—	(5)	—
Excess of tax value over book value of fixed assets	—	—	(34)
Net deferred taxes	—	—	—

As at 30 September 2001 the Group had approximately £60 million of tax losses available to carry forward indefinitely against future trading profits in the UK.

Recently issued accounting pronouncements

In 2001, CICA issued Section 1581, 'Business Combinations' and Section 3062, 'Goodwill and Other Intangible Assets'. Section 1581 requires the use of the purchase method of accounting for all business combinations initiated after 30 June 2001. Section 1581 requires intangible assets to be recognised if they arise from contractual or legal rights or are 'separable', i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognised under Section 1581 than its predecessor, Section 1580, although in some instances previously recognised intangibles will be subsumed into goodwill.

Under Section 3062, goodwill will no longer be amortised on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a Section 1701, Segment Disclosures, operating unit or one level lower. Goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with Section 3050, Long Term Investments. Under Section 3062 intangible assets with indefinite lives will not be amortised. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognised intangible assets will continue to be amortised over their estimated useful lives.

Section 3062 is effective for fiscal years beginning on or after 1 January 2002 although goodwill on business combinations consummated on or after 1 July 2001 will not be amortised.

The adoption of Sections 1581 and 3062 is not expected to have any material impact upon the Group's results.

On 7 December 2000 the ASB issued FRS 19 'Deferred Taxation'. FRS 19 requires full provisioning for deferred tax. The Company currently has significant losses brought forward available for offset against future taxable profits which will thus reduce any deferred tax liability. As such, the adoption of this standard is not expected to materially affect the reported results of the Company.

CAT UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS COMPILATION REPORT

To: The Directors of Cambridge Antibody Technology Group plc

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Cambridge Antibody Technology Group plc as at September 30, 2001 and the unaudited pro forma consolidated statement of earnings for the year ended September 30, 2001. These unaudited pro forma consolidated financial statements have been prepared for inclusion in the Circular. In our opinion the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of earnings have been properly compiled to reflect the proposed transaction and assumptions described in the notes thereto.

(Signed) ARTHUR ANDERSEN
Chartered Accountants

Betjeman House
104 Hill Road
Cambridge, UK
CB2 1LH
February 1, 2002

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended September 30, 2001

	DRC		CAT				
	Audited Canadian GAAP	Canadian GAAP[1]	Audited UK GAAP	Canadian GAAP adjs[3]	Canadian GAAP	Acquisition adjs[2]	Unaudited Pro forma Canadian GAAP
	$'000	£'000	£'000	£'000	£'000	£'000	£'000
Total revenue	21,099	9,543	7,121	422	7,543	—	17,086
Direct costs	—	—	(351)	—	(351)	—	(351)
Gross profit	21,099	9,543	6,770	422	7,192	—	16,735
Operating expenses (net)	(2,329)	(1,053)	(27,463)	(412)	(27,875)	—	(28,928)
Amortisation, write-down and provisions	(10,557)	(4,775)	(373)	—	(373)	—	(5,148)
Operating profit (loss)	8,213	3,715	(21,066)	10	(21,056)	—	(17,341)
Interest receivable (net)	883	399	9,295	—	9,295	—	9,694
Profit (loss) on ordinary activities before tax	9,096	4,114	(11,771)	10	(11,761)	—	(7,647)
Taxation on profit (loss) on ordinary activities	(2,802)	(1,267)	—	—	—	—	(1,267)
Profit (loss) for the year	6,294	2,847	(11,771)	10	(11,761)	—	(8,914)
Pro forma loss per ordinary share							
basic							£0.23
diluted							£0.23
Pro forma weighted average ordinary shares outstanding							
basic							38,509,091
diluted							38,509,091

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2001

	DRC		CAT				Unaudited Pro forma Canadian GAAP
	Audited Canadian GAAP	Canadian GAAP[1]	Audited UK GAAP	Canadian GAAP Adjs[3]	Canadian GAAP	Acquisition Adjs[2]	
	$'000	£'000	£'000	£'000	£'000	£'000	£'000
ASSETS							
Current assets:							
Cash and short-term investments	25,862	11,113	156,813	—	156,813	—	167,926
Accounts receivable, net	3,752	1,612	732	—	732	—	2,344
Other current assets	683	294	4,208	—	4,208	—	4,502
Total current assets	30,297	13,019	161,753	—	161,753	—	174,772
Royalty interests	50,563	21,728	—	—	—	[a](589)	21,139
Property, plant and equipment, net	92	39	6,642	—	6,642	—	6,681
Intangible assets, net	—	—	4,075	—	4,075	[a]23,661	27,736
Future tax	831	357	—	—	—	—	357
Total assets	81,783	35,143	172,470	—	172,470	23,072	230,685
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current liabilities:							
Accounts payable and other current liabilities	732	315	8,335	2,325	10,660	[a]2,872	13,847
Total current liabilities	732	315	8,335	2,325	10,660	2,872	13,847
Other non current liabilities	—	—	8,085	—	8,085	—	8,085
Shareholders' equity	81,051	34,828	156,050	(2,325)	153,725	[a]55,028 [b](34,828)	208,753
Total liabilities and shareholders' equity	81,783	35,143	172,470	—	172,470	23,072	230,685

176

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

1. The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been derived from the CAT Audited Consolidated Financial Statements as at and for the year ended September 30, 2001 and the DRC Audited Financial Statements as at and for the year ended August 31, 2001, adjusted to reflect the acquisition, by CAT, of all of the outstanding common shares of DRC ("DRC Shares") pursuant to the successful completion of the offer (the "Offer") made by CAT pursuant to an offer and circular dated February 1, 2002 and to conform accounting policy differences. The unaudited pro forma consolidated financial statements have been prepared by management using generally accepted accounting principles in Canada. The purchase accounting method has been used to account for this acquisition.

   The accompanying unaudited pro forma consolidated financial statements are prepared for illustrative purposes only and, because of their nature, may not give a true picture of the financial position and results of operations of the Enlarged Group. The unaudited pro forma consolidated balance sheet gives effect to the acquisition as if it occurred on September 30, 2001. The unaudited pro forma consolidated statement of earnings gives effect to the acquisition as if it had occurred on October 1, 2000. In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the operating synergies, general and administrative cost savings, and integration costs expected to result from combining the operations of CAT and DRC. In preparing the pro forma consolidated statement of earnings, an average CAN$/£ exchange rate of CAN$1.00/£0.45231 was used. The pro forma consolidated balance sheet was prepared using a closing CAN$/£ exchange rate of CAN$1.00/£0.42971.

   These unaudited pro forma consolidated financial statements should be read in conjunction with the DRC Audited Financial Statements and CAT Audited Financial Statements as at and for the years ended September 30, 2001 and August 31, 2001 respectively. The DRC Audited Financial Statements have been audited by PricewaterhouseCoopers LLP while the CAT Audited Financial Statements have been audited by Arthur Andersen.

   These unaudited pro forma consolidated financial statements were prepared for inclusion in this Circular.

2. **PRO FORMA ASSUMPTIONS AND ADJUSTMENTS**

   The Offer provides for the acquisition of DRC by CAT in a transaction in which each DRC Shareholder will receive total consideration of CAN$3.00 per DRC Share. This consideration will be payable in CAT's ordinary shares, the number of shares being determined in accordance with the arrangements described in the Offer. For the purposes of the unaudited pro forma consolidated financial statements, it has been assumed that 3,195,831 CAT Ordinary Shares will be issued.

   a) Goodwill arising on the acquisition is calculated as follows:

		£'000
CAT Ordinary Shares		55,028
Acquisition expenses		2,872
		57,900
Net assets of DRC at August 31, 2001	34,828	
Less: estimated value of CAT contract in intangible fixed assets	(589)	
		(34,239)
Goodwill		23,661

The total purchase price will be allocated to the assets and liabilities based on their fair values upon completion of the transaction. This pro forma does not take account of any differences between the book values and the fair values which will be ascribed to the assets and liabilities of DRC upon the acquisition of DRC by CAT.

b) Capital stock and retained earnings

The capital stock and retained earnings of DRC will be eliminated as a result of the acquisition.

c) Amortisation of goodwill

The goodwill created upon the acquisition of DRC of £24,207,000 will not be amortised, in accordance with the recently issued accounting pronouncement, Section 3062, "Goodwill and Other Intangible Assets" which is effective for acquisitions after 1 July 2001. Under Section 3062, goodwill will no longer be amortised but will be subject to impairment reviews under Section 3050, "Long Term Investments".

An impairment review has not been performed for the purposes of this pro forma statement.

d) Earnings per share

The calculation of basic earnings per share uses the weighted average number of CAT Ordinary Shares that would have been outstanding during the year assuming the acquisition occurred on October 1, 2000.

3. CANADIAN GAAP ADJUSTMENTS

See Note 27 of CAT Audited Financial Statements which are included elsewhere in this Annex B.

The Depositary for the Offer is:

Computershare Trust Company of Canada

For Delivery by Mail and by Facsimile Transmission:

Computershare Trust Company of Canada
by mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2
Attention: Corporate Actions

or by hand or by courier
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-663-9097
Email: caregistryinfo@computershare.com

Montreal
1800 McGill College Avenue
6th Floor
Montreal, QC
H3A 3K9

Vancouver
510 Burrard Street
2nd Floor
Vancouver, BC
V6C 3B9

Calgary
Western Gas Tower
Suite 600, 530 8th Avenue S.W.
Calgary, AB
T2P 3S8

The U.S. Forwarding Agent is: **Computershare Trust Company of New York**
Wall Street Plaza
88 Pine Street, 19th Floor
New York, NY
10005

The Dealer Manager is: **Merrill Lynch Canada Inc.**
BCE Place
181 Bay Street, Suite 400
Toronto, ON M5J 2V8
Attention: Jason Menard

Tel: (416) 369-7694
Fax: (416) 369-2793

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the content of this document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your DRC Shares, please send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Merrill Lynch International is acting as financial adviser and sponsor to CAT and for no one else in connection with the Offer and the proposed listing of New Ordinary Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than CAT for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Offer or for advising any such person on the contents of this document or any transaction or agreement referred to herein.


C a T

Cambridge Antibody Technology Group plc

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3234033)

Listing Particulars relating to the issue of up to 3,658,386 new ordinary shares of 10 pence each in Cambridge Antibody Technology Group plc in connection with the offer by 3982904 Canada Inc. (a wholly owned subsidiary of Cambridge Antibody Technology Group plc) for Drug Royalty Corporation Inc.

Sponsored by Merrill Lynch International

A copy of this document, which comprises listing particulars relating to CAT and the New Ordinary Shares and has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.

Applications have been made to the Financial Services Authority in its capacity as UK Listing Authority and the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities respectively. It is expected that Admission will become effective and dealings in the New Ordinary Shares will commence at 8.00 a.m. (London time) on the second business day following the Expiry Date. It is expected that dealings will commence on NASDAQ in the New ADSs at 9.30 a.m. (EST) on the second business day following the Expiry Date. Neither the New Ordinary Shares nor the New ADSs will be made generally available to the public in the United Kingdom or the United States.

The distribution of the New Ordinary Shares and New ADSs under the Offer is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities laws and, in certain provinces where such statutory exemptions are not available, the Offeror has applied for exemptive relief from such requirements. The New Ordinary Shares and New ADSs to be issued have not been, and will not be, qualified for sale under the securities laws of any jurisdiction in Australia, Japan or the Republic of Ireland. The offer and sale of the New Ordinary Shares and the New ADSs under the Offer in the United States is being made pursuant to an exemption from the registration requirements under the US Securities Act of 1933, as amended, and the New Ordinary Shares and the New ADSs are not being qualified for sale under the laws of any state of the United States pursuant to exemptions from such requirement. Neither the US Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete and any representation to the contrary is a criminal offence in the United States. No prospectus in relation to the New Ordinary Shares has been lodged with, nor has the offer or sale of the New Ordinary Shares been registered by, the Australian Securities & Investments Commission or any securities authority in Japan or the Republic of Ireland. Accordingly, the New Ordinary Shares may not be offered, sold or delivered, directly or indirectly, in or into Australia, Japan or the Republic of Ireland or any other jurisdiction in which the issue of New Ordinary Shares would constitute a violation of relevant laws or require registration thereof, except pursuant to an exemption from the applicable requirements of such jurisdictions. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document and the accompanying documents to any jurisdiction outside the UK should seek appropriate advice before taking any action.

Prospective investors should read Part II: "Risk Factors" for certain matters which should be taken into account.

Prospective investors should rely only on the information contained in these Listing Particulars and the Offer Documents. No person has been authorised to give any information or make any representations other than as contained in these Listing Particulars and the Offer Documents and, if given or made, such information or representations must not be relied on as having been so authorised. Neither the delivery of these Listing Particulars nor any issue made under these Listing Particulars shall, under any circumstances, create any implication that there has been no change in the affairs of CAT since, or that the information contained herein is correct as of any time subsequent to, the date of these Listing Particulars.

DIRECTORS, SECRETARY AND ADVISERS

Directors of CAT

Peter Garland MA MB PhD FRSE CBE (Non-executive Chairman)
David Chiswell BSc PhD (Chief Executive Officer)
John Aston MA ACA (Finance Director)
David Glover MA MB BChir MRCP FFPM (Medical Director)
Kevin Johnson BSc PhD FRSA (Chief Technology Officer)
Uwe Bicker MD PhD (Non-executive Director)
James Foght PhD MS BS (Non-executive Director)
Sir Aaron Klug OM FRS ScD HonFRCP HonFRCPath
Nobel Laureate (1982) (Non-executive Director)
Paul Nicholson MB BS FFPM (Non-executive Director)
John Stocker AO MB BS BMedSc PhD FRACP (Non-executive Director)

Company Secretary

Diane Mellett LLB JD

Registered and Head Office

The Science Park
Melbourn
Cambridgeshire SG8 6JJ

UK lawyers to the Company

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

US lawyers to the Company

Mayer, Brown & Platt
190 South La Salle Street
Chicago, Illinois 60603
USA

Canadian lawyers to the Company

Osler, Hoskin & Harcourt LLP
PO Box 50
1 First Canadian Place
Toronto, ON M5X 1B8
Canada

Auditors and Reporting Accountants to the Company

Arthur Andersen
Betjeman House
104 Hills Road
Cambridge CB2 1LH

Registrars to the Company

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Financial advisers and sponsor to the Company

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

UK lawyers to Merrill Lynch International

Linklaters & Alliance
One Silk Street
London EC2Y 8HQ

181

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

These Listing Particulars include forward-looking statements. All statements other than statements of historical facts included in this document, including any statements preceded by, followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following:

- future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;
- future performance in clinical trials of the product candidates that were developed using CAT's technology;
- the ability of CAT and its collaborators to commercialise products;
- business and management strategies and the expansion and growth of CAT's operations;
- the effects of government regulation on CAT's business;
- expansion and other development trends of CAT's current and future customers and its industry; and
- acquisitions, including the timing, nature, availability, location and significance of those acquisitions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CAT, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward-looking statements are described in the "Risk Factors" in Part II of this document.

183

EXPECTED TIMETABLE OF PRINCIPAL EVENTS (ASSUMING THE OFFER IS NOT EXTENDED)

All times shown in this document are London times unless otherwise stated:

4 February 2002		Offer Documents and these Listing Particulars posted to DRC Shareholders
1 March 2002		Last day to vary the terms of the Offer without extending the Offer
8 March 2002		Share Exchange Ratio determined and announced
12 March 2002	9.00 p.m. (EST)	Expiry Time of the Offer
14 March 2002		New Ordinary Shares and New ADSs deposited with the Depositary
	8.00 a.m.	Dealings in New Ordinary Shares commence on the London Stock Exchange
	9.30 a.m. (EST)	Dealings in New ADSs commence on NASDAQ

183

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

"Act"	the Companies Act 1985, as amended
"Additional Top Up Amount" ...	the portion of the Offered Consideration that is attributable to the amount by which the Share Exchange Ratio is greater than 0.087 and that is payable only if the Maximum Share Condition is satisfied
"Admission"	admission of the New Ordinary Shares to (i) the Official List and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated May 2001 containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"ADR"	an American depositary receipt
"ADS"	an American depositary share
"ADS Option"	a DRC Shareholder's entitlement to elect to receive New ADSs under the Offer
"Aptein"	Optein, Inc. (trading as Aptein, Inc.), a wholly-owned subsidiary of the Company
"Articles"	the articles of association of CAT
"Board" or "Directors"	the directors of the Company
"business day" or "dealing day"	a day on which the London Stock Exchange is open for the transaction of business
"Canadian GAAP"	Canadian generally accepted accounting principles
"CAT" or the "Company"	Cambridge Antibody Technology Group plc, or CAT Limited, as the context so requires
"CAT Average Trading Price" ...	the volume weighted average trading price of the Ordinary Shares on the London Stock Exchange for the 10 trading days randomly selected by PricewaterhouseCoopers LLP by lot pursuant to the process described in the Offer to Purchase from the 15 trading days ending four days immediately prior to the Initial Expiry Date, which is then converted into Canadian dollars at a pound sterling/Canadian dollar exchange rate, based on the average noon exchange rate for the same 10 trading days, as reported by the Bank of Canada
"CAT Canada"	3982904 Canada Inc., a wholly-owned subsidiary of CAT incorporated under the CBCA for the purposes of making the Offer
"CAT Limited"	Cambridge Antibody Technology Limited, the principal operating subsidiary of the Company
"CBCA"	the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended

184

"certificated" or "in certificated form"	a share or other security which is not in uncertificated form
"Computershare"	Computershare Investor Services PLC
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the operator (as defined in the Regulations), being a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by way of a written instrument
"CRESTCo"	CRESTCo Limited
"Depositary"	Computershare Trust Company of Canada
"DRC"	Drug Royalty Corporation Inc., a corporation incorporated under the CBCA
"DRC Shares"	the issued and outstanding common shares in the capital of DRC and any further common shares which become issued and outstanding upon the exercise of outstanding options granted under the DRC Stock Option Plan
"DRC Shareholder"	a holder of DRC Shares
"DRC Stock Option Plan"	the amended and restated stock option plan for directors, officers and employees of DRC
"Enlarged Group"	the Group as enlarged following the acquisition of DRC pursuant to the Offer
"EST"	eastern standard time
"Expiry Date"	the Initial Expiry Date or such later date as is set out in a notice of extension of the Offeror issued at any time and from time to time after the public announcement of the Share Exchange Ratio extending the period during when DRC Shares may be deposited to the Offer, provided that, if such day is not a business day (as defined in the Offering Circular), then the Expiry Date shall be the next business day
"Expiry Time"	9.00 p.m. (EST) on the Expiry Date
"Griffiths"	the US patent entitled "Production of anti-self antibodies from antibody segment repertoires and displayed on phage" numbered 5,885,793
"Griffiths Family"	the Griffiths patent and its corresponding European and other national patents or patent applications which relate to them
"Group"	the Company and its subsidiary undertakings (as defined in section 258 of the Act)
"Initial Exchange Ratio"	the lesser of: (i) 0.076; and (ii) the Share Exchange Ratio
"Initial Expiry Date"	12 March 2002 or such later date as is set out in a notice of extension of the Offeror, issued at any time and from time to time before the public announcement of the Share Exchange Ratio, extending the period during which DRC Shares may be deposited to the Offer, provided if such day is not a business day (as defined in the Offering Circular), then the Initial Expiry Date shall be the next business day

"Letter of Transmittal"	the letter of acceptance and transmittal in the form accompanying the Offer to Purchase and the Offering Circular and printed on blue paper
"Listing Rules"	the listing rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"Maximum Share Condition"	means that, in the event that the Share Exchange Ratio is greater than 0.087, the Offeror shall not have publicly announced concurrently with the announcement of the Share Exchange Ratio that it has elected not to pay the Additional Top Up Amount
"McCafferty"	the European patent entitled "Methods for producing members of specific binding pairs" numbered EPO 548 4877
"McCafferty Family"	the McCafferty patent and its corresponding US and other national patents and patent applications and all patents or patent applications which relate to them
"Minimum Tender Condition" ...	that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of DRC Shares which constitutes at least 66⅔ per cent. of the DRC Shares outstanding (on a fully diluted basis) at the Expiry Time
"MRC"	Medical Research Council
"NASDAQ"	the National Markets System of the National Association of Securities Dealers Automated Quotation Market
"NEDs"	the Non-Executive Directors of the Company
"New ADSs"	the new ADSs of the Company proposed to be issued in connection with the Offer and any Subsequent Acquisition Transaction, each of which will represent one New Ordinary Share
"New Ordinary Shares"	the new Ordinary Shares proposed to be issued by the Company in connection with the Offer, including any Ordinary Shares issued pursuant to any Subsequent Acquisition Transaction
"Notice of Guaranteed Delivery"	the notice accompanying the Offer to Purchase and the Offering Circular printed on yellow paper
"Offer"	the offer by CAT Canada to purchase the DRC Shares on the terms and subject to the conditions set out in the Offer Documents
"Offering Circular"	the document accompanying the Offer to Purchase and dated 1 February 2002, including annexes A and B attached thereto
"Offered Consideration"	the consideration to be paid by the Offeror for the DRC Shares taken up and paid for by the Offeror under the Offer, including the Top Up Amount, if any, and the Additional Top Up Amount, if applicable
"Offer to Purchase"	the document dated 1 February 2002 to be sent to DRC shareholders (other than DRC Shareholders who have registered addresses or are citizens or residents of certain countries or territories outside Canada) by the Offeror detailing the terms of the Offer

"Offeror"	CAT Canada
"Offer Documents"	the Offer to Purchase, the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery
"Official List"	the Official List of the UK Listing Authority
"Ordinary Shares"	ordinary shares of 10p each in the capital of the Company
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as from time to time amended
"Shareholders"	holders of Ordinary Shares
"Share Exchange Ratio"	the greater of: (i) 0.063; and (ii) the number (expressed to three decimal places with amounts less than 0.0005 being rounded down and amounts equal to or greater than 0.0005 being rounded up, in each case to the nearest one-thousandth) determined by a formula that divides C$3.00 by the CAT Average Trading Price
"Share Schemes"	the CAT Limited Share Option Scheme, the CAT Limited Unapproved Share Option Scheme, the CAT Limited Executive Share Option Scheme, the CAT Company Share Option Plan ("CSOP"), the CAT Approved Staff Share Scheme and the CAT All-Employee Share Option Plan or any one or more of them where the context so requires
"Share Option"	a DRC Shareholder's entitlement to elect to receive New Ordinary Shares under the Offer
"Statutes"	every statute (including any statutory instrument, order, regulation or subordinate legislation made under them) for the time being in force concerning companies and affecting the Company
"Subsequent Acquisition Transaction"	any amalgamation, statutory arrangement, capital reorganisation or other transaction involving DRC and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all the DRC Shares not acquired pursuant to the Offer
"Support Agreement"	the agreement dated 16 January 2002 between CAT, CAT Canada and DRC, as amended by an amending agreement dated 30 January 2002, pursuant to which CAT agreed to CAT Canada making an offer by way of takeover bid for all of the DRC Shares
"Top Up Amount"	that portion of the Offered Consideration that is attributable to the amount by which the Share Exchange Ratio is greater than 0.076 but less than or equal to 0.087
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations may be transferred by means of CREST
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	UK generally accepted accounting principles

"UK Listing Authority"	the United Kingdom Listing Authority (the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services and Markets Act 2000 and in exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part IV of the Financial Services and Markets Act 2000)
"US" or "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction
"Winter II"	the European patent entitled "Cloning immunoglobulin variable domain sequences" numbered EPO 36884
"Winter II Family"	Winter II and its corresponding US and other national patents and patent applications including the US Lerner/Huse applications (and their European and worldwide equivalents) and all patents or patent applications which relate to them

A glossary of scientific terms used in this document is given at the end of this document.

Exchange Rates

On 16 January 2002, the last trading day prior to the announcement of the Offer, the exchange rates for one pound sterling expressed in Canadian dollars and one US dollar expressed in Canadian dollars based, in each case, upon the exchange rates of the Bank of Canada were, respectively, C$2.29 and C$1.59. On 31 January 2002, the exchange rates for one pound sterling expressed in Canadian dollars and one US dollar expressed in Canadian dollars, in each case, upon the exchange rates of the Bank of Canada were, respectively, C$2.25 and C$1.59.

Unless stated otherwise, "US$" or "$" refers to the currency of the United States, C$ or CN$ refers to the currency of Canada and "£" refers to the currency of the United Kingdom.

PART I

GENERAL INFORMATION

1. Introduction

On 17 January 2002, CAT and DRC announced that they had entered into a definitive agreement setting out the terms pursuant to which CAT would, through CAT Canada, make an offer by way of a takeover bid for all of the DRC Shares. The Offer values DRC at C$3.00 per DRC Share and approximately C$126.2 million (£56.1 million) on a fully diluted basis. The board of directors of DRC has recommended that DRC Shareholders accept the Offer.

2. The Offer

Subject to the terms and conditions set out in the Offer Documents, the Offeror is offering to purchase all of the issued and outstanding DRC Shares, including DRC Shares which may become issued and outstanding on the exercise of outstanding options granted under the DRC Stock Option Plan.

Each DRC Shareholder that elects the Share Option shall be entitled to receive as consideration for each DRC Share deposited to the Offer that number of New Ordinary Shares that is equal to the Initial Exchange Ratio and each DRC Shareholder that elects the ADS Option shall be entitled to receive as consideration for each DRC Share deposited to the Offer that number of New ADSs that is equal to the Initial Exchange Ratio. Where applicable, DRC Shareholders depositing to the Offer will be entitled to receive the Top Up Amount and the Additional Top Up Amount.

3. Principal terms and conditions of the Offer

If the Share Exchange Ratio is greater than 0.076 but less than or equal to 0.087, the Offeror will pay the Top Up Amount in, at the Offeror's election, any of: (i) New Ordinary Shares (or New ADSs if the DRC Shareholder has elected the ADS Option); (ii) cash; or (iii) a combination of New Ordinary Shares (or New ADSs if the DRC Shareholder has elected the ADS Option) and cash.

If the Share Exchange Ratio is greater than 0.087 and the Maximum Share Condition is satisfied, the Offeror will pay, in addition to the Top Up Amount, the Additional Top Up Amount in, at the Offeror's election, any of: (i) New Ordinary Shares (or New ADSs if the DRC Shareholder has elected the ADS Option); (ii) cash; or (iii) a combination of New Ordinary Shares (or New ADSs if the DRC Shareholder has elected the ADS Option) and cash.

For the purpose of determining the amount of cash payable, if any, as, or as part of, the Top Up Amount or the Additional Top Up Amount, if applicable, the value of one New Ordinary Share or New ADS shall be deemed to be equal to the CAT Average Trading Price. If the Share Exchange Ratio exceeds the Initial Exchange Ratio, the Offeror shall publicly announce concurrently with the announcement of the Share Exchange Ratio the amount of cash, if any, which will form part of the Top Up Amount and, if applicable, the Additional Top Up Amount.

Fractions of New Ordinary Shares or New ADSs will not be issued. Instead of receiving a fraction of a New Ordinary Share or New ADS, DRC Shareholders will receive a cash payment equal to such fraction multiplied by the CAT Average Trading Price. For the purposes of determining the amount of any such cash payment, all DRC Shares deposited by a registered holder will be aggregated.

The Offeror will publicly announce the Share Exchange Ratio not later than 12.00 midnight (EST) on the fourth day immediately prior to the Initial Expiry Date and concurrently therewith publicly announce the amount of the Top Up Amount, if any, and, if the Share Exchange Ratio is greater than 0.087, announce whether it has elected to not pay the Additional Top Up Amount and, if it has not so elected, the amount of the Additional Top Up Amount. The Offeror will also publicly announce concurrently therewith, if applicable, the form of consideration (New Ordinary Shares or New ADSs, cash, or a combination thereof) that DRC Shareholders will receive as the Top Up Amount and the Additional Top Up Amount.

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any DRC Shares deposited under the Offer unless all of the conditions of the Offer contained in section 2 of the Offer to Purchase are satisfied or, where permitted, waived by the Offeror prior to the Expiry Time. These conditions include, amongst others, the Maximum Share Condition and the Minimum Tender Condition.

Subject to the terms of the Support Agreement, the Offer will be open for acceptance until the Expiry Time, unless withdrawn.

The full terms and conditions of the Offer are set out in the Offer Documents.

If, within 120 days after the date of the Offer Documents, the Offer has been accepted by the holders of not less than 90 per cent. of the issued and outstanding DRC Shares, other than DRC Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the CBCA), and the Offeror acquires such deposited DRC Shares under the Offer, the Offeror currently intends to acquire the DRC Shares not deposited under the Offer on the same terms as the DRC Shares acquired under the Offer pursuant to the provisions of section 206 of the CBCA (a "Compulsory Acquisition").

If the Offeror takes up and pays for DRC Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available, or the Offeror elects not to pursue such right, the Offeror currently intends to cause a special meeting of the DRC Shareholders to be called to consider a Subsequent Acquisition Transaction. The timing and details of any such transaction will depend on a number of factors, including the number of DRC Shares acquired pursuant to the Offer. Further details concerning the Compulsory Acquisition procedure and any Subsequent Acquisition Transaction are contained in the Offering Circular.

4. Background to and reasons for the Offer

DRC has an established portfolio of royalty and royalty-related interests in marketed pharmaceutical products which generate strong positive cash flow. This cash flow can be used by CAT to help fund the development of antibody products within its own portfolio. Additionally, DRC's royalty-based cash flow streams are of a similar nature to those that CAT anticipates to derive in the future from its own collaborator-funded programmes.

CAT entered into a royalty agreement with DRC in 1994. This agreement concerns the purchase by DRC of rights to a percentage of the revenues of CAT from contracts and products and, in the case of contracts or commercial transactions concerning products where a corporate partner subscribes for share capital or instruments convertible into share capital ("equity"), the value of that equity. For these purposes, however, equity value cannot exceed 30 per cent. of the maximum monetary value to CAT of all consideration paid or payable to CAT under the transaction. DRC's rights, as described above, continue until 13 November 2009, although the percentage of cash receivable to which DRC is entitled reduces over time. Until 30 September 1999 DRC was entitled to 4.5 per cent. declining to 3.5 per cent. until 30 September 2004 and to 2.5 per cent. until 13 November 2009. The Directors believe that CAT will benefit from indirectly acquiring the benefits of its royalty-based obligations under the royalty agreement with DRC.

CAT does not expect to continue DRC's investment strategy in further royalty-based programmes but will realise in cash, over time, the value of DRC's existing portfolio of interests. For this reason CAT does not expect to retain the services of the DRC management team.

The Offer provides DRC Shareholders with the opportunity to obtain a stake in a leading international antibody technology company. The Offer will allow them to participate in a more liquid stock with the upside potential of a broader base of royalty, licensing and profit-sharing interests from a number of international pharmaceutical companies.

CAT and DRC have agreed to amend their royalty agreement to permit CAT to terminate the agreement upon payment to DRC of C$14 million (£6.2 million) in cash or new Ordinary Shares, or a combination of new Ordinary Shares and cash at CAT's election, in certain circumstances in the event of a change of control of DRC.

5. DRC shareholder support

CAT has entered into an agreement with MDS Capital Corp., Canadian Medical Discoveries Fund Inc. and The Health Care and Biotechnology Venture Fund (the "Locked-Up Shareholders"), representing in aggregate 13,045,864 DRC Shares, or approximately 30 per cent. of the outstanding DRC Shares, under which the Locked-Up Shareholders have agreed to deposit all of their DRC Shares to the Offer, subject to their right to withdraw their DRC Shares under certain circumstances, including if an offer is made for DRC for a consideration per DRC Share of at least C$3.20 and the Offeror has been given and has declined the opportunity to amend the Offer to provide for additional consideration.

The Group does not currently own any securities of DRC.

6. Information on CAT

CAT is a biotechnology company with an advanced platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. CAT uses its proprietary technology for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

CAT's platform technology mimics aspects of the human immune system and CAT has created a library of over 100 billion distinct human monoclonal antibodies for the discovery and identification of drug candidates. CAT's strategy is to develop a portfolio of therapeutic antibody products through collaborations with other pharmaceutical and biotech companies.

CAT has a number of licence agreements and collaborative agreements in place with pharmaceutical and biotechnology companies, under which CAT's technology is licensed and products are jointly developed for the purposes of commercialisation. Past and present collaborative partners include Eli Lilly, Pfizer, Abbott Laboratories, Genentech, ICOS Corporation, Genetics Institute/Abbott, Wyeth-Ayerst, ZymoGenetics, Pharmacia, Human Genome Sciences, AstraZeneca, Genzyme Corporation, Immunex and Elan. Significant product development activities are ongoing under the arrangements with Abbott Laboratories, Wyeth-Ayerst, Genzyme Corporation, Human Genome Sciences and Pharmacia.

There are currently six human monoclonal antibody product candidates in clinical trials that have been developed using CAT's technology:

- D2E7, a human anti-TNFα monoclonal antibody, developed by CAT in a research collaboration with Abbott Laboratories (which is responsible for manufacturing, clinical trials and marketing). This product has completed Phase III clinical trials for the treatment of rheumatoid arthritis; Abbott Laboratories have stated it will enter Phase II clinical trials for Crohn's disease in 2002.
- J695, a human monoclonal antibody which was developed as part of a collaboration among CAT, Abbott Laboratories and Genetics Institute (a research unit of Wyeth-Ayerst Laboratories). J695 neutralizes IL-12, a pro-inflammatory molecule associated with many severe autoimmune and inflammatory disorders. Abbott Laboratories and Genetics Institute are currently conducting Phase II clinical trials.
- CAT-152, a human anti-$TGFß_2$ monoclonal antibody with potential to prevent scarring in the eye at the operation site following glaucoma surgery, which is in Phase II/III clinical trials.
- CAT-213, which has potential in the treatment of allergic rhinitis and is in Phase I/II clinical trials.
- CAT-192, a human anti-$TGFß_1$ monoclonal antibody offering the potential to provide the first specific treatment for a range of local and systemic fibrotic conditions. CAT-192 is presently in Phase I/II clinical trials and is co-funded by CAT and Genzyme Corporation.
- LymphoStat-B, which has potential in the treatment of autoimmune and neoplastic disorders. Human Genome Sciences has obtained approval for Phase I clinical trials in patients with systemic lupus erythematosus.

The Ordinary Shares are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities under the symbol "CAT". The Company's ADSs are quoted on NASDAQ under the symbol "CATG". Each CAT ADS represents one Ordinary Share.

CAT completed its initial public offering and listing on the London Stock Exchange in March 1997, raising approximately £38.4 million (net of expenses). In April 2000, CAT raised a further approximately £89.5 million (net of expenses) in a follow-on share offering. In June 2001, the CAT ADSs commenced trading on NASDAQ.

For the year ended 30 September 2001, under UK GAAP, CAT reported a loss before taxation of £11.8 million on turnover of approximately £7.1 million. Under UK GAAP, CAT had net assets as at that date of approximately £156.1 million with net cash and liquid resources of approximately £156.7 million. On the basis of the closing price on the London Stock Exchange of 1,600p per Ordinary Share on 31 January 2002 (being the latest practicable date prior to publication of this document) CAT's market capitalisation was approximately £568.9 million (C$1,279.2 million).

6.1 *Background to antibodies*

6.1.1 The function of antibodies

Antibodies are part of the body's principal defence mechanism against disease-causing organisms and other foreign molecules. They are proteins made naturally by the immune system and each recognises and binds to a specific molecular structure on a target known as an antigen. The specificity of antibodies is such that they are capable of distinguishing the subtlest of molecular differences. They serve to recognise, bind to and eliminate disease-causing organisms and to neutralise toxins. Antibodies are naturally present in the blood and can survive in the circulation for extended periods in order to perform their surveillance and defence functions.

Each individual B cell (which is the class of human white blood cell that produces antibodies) produces a unique antibody that can be capable of recognising and binding to one type of antigen. A monoclonal antibody is derived from a single clone of cells, all molecules of which have identical target (antigen) binding sites.

The basic structure of an antibody comprises two protein chains, designated as "heavy chain" and "light chain" because of their relative size. Each chain has a variable domain, which contains the binding site for an antigen and gives the antibody its specificity, and a constant domain, which interacts with other parts of the immune system to facilitate the removal of the pathogen or foreign molecule.

As with all proteins, antibody structure is defined largely by genes. Different antibodies are produced, in part, as a result of the random pairing of genes for the variable domains. As a result, the immune system is able to adapt and produce antibodies against virtually any antigen. When an antibody encounters an antigen to which it binds, the B cell which produces the antibody proliferates to generate more antibodies against the target antigen.

6.1.2 Antibodies as drugs

Antibodies are an increasingly important class of drugs. Several antibody-based drugs are currently marketed including: ReoPro® (for use in angioplasty), Rituxan® (for Non-Hodgkin's Lymphoma), Synagis® (for prevention of Respiratory Synctical Virus infection), Herceptin® (for cancer) and Remicade® (for Rheumatoid Arthritis and Crohn's Disease).

Early efforts to develop monoclonal antibodies into human therapeutic products were based on immunising mice with a target antigen and isolating the mouse's B cells that produce the antibodies that bind the antigen. Those B cells were then used to produce the desired monoclonal antibodies. This process generally took between two and six months. Mouse-derived monoclonal antibodies were flawed, however, because when administered, they were recognised as foreign by the human immune system, thus causing an adverse immune reaction. Generally this reaction increases in severity with repeat dosing, which reduces or negates the effectiveness of the antibody and may be harmful to recipients. The mouse-derived antibodies were also poorly effective at interacting with other components of the human immune system.

In an attempt to make mouse-derived monoclonal antibodies better tolerated and more effective, monoclonal antibodies were designed to be more human. Monoclonal antibodies were therefore developed composed of variable regions from mouse antibodies and constant regions from human antibodies, which are known as "chimeric antibodies". Subsequently, mouse antibodies were converted into a human form by grafting the mouse amino acid sequences which comprise the antigen-binding regions of the antibody into a human framework. These antibodies are known as "humanised" or CDR-grafted antibodies. These techniques reduce the mouse genetic content from 100 per cent., to approximately 30 per cent. in the case of chimeric antibodies and 10 per cent. in the case of humanised antibodies. A number of chimeric and humanised monoclonal antibodies have been approved for marketing as therapeutic products. However, these antibodies still contain elements derived from mouse genes.

CAT has developed a process to quickly and effectively isolate human monoclonal antibodies of the required specificity from CAT's library of antibodies. CAT's library is derived from antibody-producing cells from human donors and other sources of human antibody genes. This system does not require immunisation of mice or humans. Human monoclonal antibodies should reduce or remove adverse human immune response, such as that caused by "foreign" mouse protein. Companies other than CAT have developed alternative methods for obtaining human monoclonal antibodies, such as those involving the use of transgenic mice, whereby immunising those mice with antigens causes those mice to produce genetically human antibodies.

6.1.3 Antibodies and genomics

Medical science is being revolutionised by the increasing ability to analyse genetic material. This new science is known as "genomics". Cells in the human body contain an estimated 30,000 or more genes. Analysis of human genes can provide insight into the cause of many diseases, and the study of the proteins encoded by those genes can provide information as to how those diseases may be treated. Genomics has provided thousands of new potential target proteins against which to target drugs. A significant number of these targets are molecules that are found on the surface of cells or are secreted from cells, which can therefore be viewed as potential targets for antibody drugs. CAT is already developing monoclonal antibodies against targets identified by genomics, particularly in its collaboration with Human Genome Sciences, and expects genomics will provide a significant number of targets for future drug development.

Functional genomics, the study of the function of human genes and their association with disease, is one of the most powerful approaches being applied to the discovery effort for new drugs. Functional genomics may allow new therapies to be developed if a disease condition can be linked to the presence or absence of particular proteins. Monoclonal antibodies have been used successfully as research and diagnostic tools within the pharmaceutical industry for over two decades. CAT's monoclonal antibodies can be screened and selected to look directly for the presence or absence of a target protein in diseased and healthy tissue to provide evidence which links the presence of a protein with a disease. In terms of whether the protein causes the disease, such evidence can be considered as "guilt by association".

CAT can also test whether proteins implicated by an association with disease have a direct role in causing that disease by using its monoclonal antibodies to directly switch off (or occasionally switch on) the effects of the protein in both test tube and live models of the disease. This provides data that can help prove the principle of the involvement of the protein as a cause of the disease.

6.2 *CAT platform technologies*

6.2.1 Antibody libraries

CAT has created extensive human monoclonal antibody libraries for the discovery and identification of drug candidates. CAT has developed its libraries primarily using phage display technology. All antibodies share the same basic structure. They are large "Y" shaped protein molecules, comprising two chains, a "heavy" chain and a "light" chain. The tips of the forked region, which come into contact with the antigen, are highly variable in structure, enabling the antibody to be specific for a particular antigen. The "backbone" of the molecule is reasonably consistent between different antibodies and has an important role in activating the next steps in the body's process to neutralise or eliminate the foreign molecule or pathogen. CAT's library is derived from the combination of human "heavy chain" and "light chain" genes, which encode the antigen binding parts (variable domain) of the antibody.

Phage display is the process by which a phage is made to display human antibody proteins on its surface. A phage, which is a bacterial virus that is harmless to humans, can be engineered, when combined with human antibody genes, to display functional antibody proteins — in this case fragments of human antibodies capable of specifically recognising and binding to an antigen. Genes from the human antibody library are inserted into a population of phage. Each phage carries the genes for an antibody and thus displays that antibody protein on its surface. These genes can be recovered and made available for use in the onward development and potential manufacture of antibody products.

A large and diverse antibody library has a greater chance of containing high quality antibodies that will bind to any given target molecule. Each of CAT's phage antibodies contains a combination of human antibody genes, giving each one its specificity. CAT has engineered combinations of these to produce a library that currently incorporates around 100 billion distinct antibodies allowing it to isolate antibodies to potential disease targets rapidly and efficiently.

CAT's antibody libraries are contained in phage particles and stored under refrigeration. A copy of the library has the appearance of a clear fluid. One teaspoon of this fluid would represent approximately 400 copies of the library. When testing the library against a target antigen, the target is typically bound to a solid surface, such as a plastic microplate, and incubated with the antibody library. The antibody library is so large that in a typical case, many phage antibodies will bind the target, whatever the target is. A simple wash removes those phage antibodies which do not bind to the target. The bound phage antibodies are recovered and allowed to infect bacteria, one phage entering a single bacterium. These infected bacteria are spread on agar plates where each bacterial cell grows into a colony of identical bacterial cells. Each colony produces small quantities of a single monoclonal antibody. The entire library can be screened against a target molecule (antigen) in less than a week. CAT believes that no other antibody isolation technology can match the speed and capacity of this approach.

As the phage antibody contains the genes that code for the antibody protein, the genes are available for use in the onward development and potential manufacture of human monoclonal antibody therapeutic products.

CAT believes that it has strengthened its position in antibody display technology through its July 1998 acquisition of Aptein, giving CAT key patents in the field of ribosome display. Ribosome display involves the use of ribosomes, a type of molecular complex responsible for protein synthesis within living organisms, to display functional antibody proteins in a laboratory environment. Using ribosome display technology, the need for phage particles and bacteria to generate antibodies as described above is not necessary. Since its acquisition of Aptein, CAT has continued to refine the ribosome display technology platform. Together with CAT's phage display technology, this new technology has the potential to enhance significantly CAT's capabilities and its leading position in combinatorial antibody libraries through the creation of even larger antibody libraries offering greater efficiency in the development of antibody therapeutics.

6.2.2 Advantages of CAT's technology

CAT believes that its platform technology has a number of advantages over alternative techniques for obtaining antibodies.

CAT's platform technology:

- avoids the need for immunisation in animals, which is lengthy; and
- enables the rapid identification and isolation of antibodies, usually within days.

CAT's platform technology enables the isolation of:

- antibodies to a large number of target antigens simultaneously and cost effectively;
- a broad spectrum of antibodies to each target antigen;
- antibodies to a diverse range of target antigens directly (including naturally occurring proteins that the immune system would not normally respond to);

- antibodies of completely human origin, reducing the likelihood of an adverse immunological response; and
- antibodies which can be further engineered, if required, to optimise potential utility as the basis for a human therapeutic product.

CAT's technology processes can be automated in many areas which allows CAT to screen potential antibody drug candidates rapidly and efficiently.

6.3 *Commercialisation and collaborations*

A key element of CAT's strategy is to exploit its technology platforms in collaboration with other companies. CAT has been successful in attracting collaborators and continues to seek further collaborations.

CAT's own product development activity focuses on the "value-adding" stages from identification of potential antibody targets through to clinical demonstration of effectiveness for an antibody-based drug. In general, CAT will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products. If a product based on CAT's technology is developed solely by CAT's collaborative partner, CAT will generally receive long-term revenue in the form of milestone payments and royalties should the product be marketed. CAT will typically receive royalties until the later of: (a) the expiration of the last of CAT's patents upon which the product is based; or (b) at least ten years after the first commercial sale of the product. Where CAT is responsible for product development, either on its own or with a collaborator, it can expect to receive a higher share of the revenues derived from the product.

6.4 *Research stage antibodies*

There are approximately 12 projects based on different targets within CAT's antibody discovery and development programme, of which approximately four may enter pre-clinical development during the next financial year. It is anticipated that this number of projects will increase slightly during 2002. Approximately one-third of these projects are CAT-funded or co-funded, with the remaining two thirds coming from collaborator-funded programmes. These programmes include anti-TGFß (with Genzyme), anti-IL 18 (with Abbott), and anti-CD30 L and anti-IL18R accessory protein (both with Immunex).

This year, CAT delivered to its collaborative partner Wyeth-Ayerst a candidate human monoclonal antibody specific to amyloid-ß, a molecular target implicated in Alzheimer's disease. The candidate is currently being evaluated at Wyeth-Ayerst. In addition, a number of promising therapeutic antibody product candidates have been identified and are currently in development at Wyeth-Ayerst.

With Pharmacia, good progress has been made on a number of antibody drug discovery programmes in the field of cancer. There has been a modest level of increase in activity at CAT in these programmes over the last six months; a research milestone was recently achieved on one programme and further progress is anticipated.

In its collaboration with Human Genome Sciences, substantial progress has been made towards the identification of additional novel antibody drugs to genomics targets across multiple disease areas and further developments are anticipated during the next financial year. In July 2001, CAT gained access to Human Genome Sciences' proprietary genomics database, giving CAT access to selected Human Genome Sciences antigens. Research has commenced on identifyirg suitable candidates for development into potential antibody drugs. Importantly, CAT has rights to develop six such products on its own and up to 18 equally with Human Genomics Sciences, providing CAT with the opportunity to broaden its pipeline of CAT-funded and co-funded products.

Research has already commenced in the collaboration between CAT and Merck and two drug discovery programmes have already started in the collaborations with each of Immunex and Elan.

6.5 *Significant licence agreements and intellectual property*

CAT initially developed its technology in conjunction with the MRC. CAT's rights in respect of this technology are governed by a licence agreement with the MRC dated 7 January 1997. Under this agreement, CAT

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receives exploitation rights to key underlying intellectual property and know-how. CAT has exclusive rights, subject to certain rights retained by the MRC, to exploit the technology for the development of therapeutic, diagnostic or prophylactic entities arising from gene sequencing data.

CAT pays MRC royalties of 3 per cent. of the net invoice price on the sale by CAT of products made using the patent rights and technology licensed under this agreement. Where CAT's sub-licencees sell such products, CAT is obligated to pay the MRC between 1 per cent. and 2.3 per cent. of the net invoice price, calculated in accordance with a specified formula. The royalty obligations of CAT may be reduced under certain circumstances.

CAT's licence with the MRC includes Winter II, McCafferty and Griffiths. CAT also has a non-exclusive licence from Dyax Corporation ("Dyax") for rights under certain Dyax patents relating to phage display. Royalties are payable to Dyax on the sale of products made using relevant technology.

CAT also has licensed intellectual property relating to the use of certain inhibitors of TGFß from the Burnham Institute and a subsidiary of Integra Life Sciences Corporation. CAT's licence is exclusive, royalty-bearing and worldwide and allows CAT to make, use and sell certain products which incorporate the intellectual property when used to treat fibrotic diseases; it also provides for CAT to pay the licensors a proportion of any up-front, milestone or similar payments received in relation to the intellectual property. CAT-152 and CAT-192 fall under the terms of this licence.

CAT has a patent portfolio of approximately 30 patent families comprising over 300 patents. CAT has three key patent families: Winter II, which covers production of expression libraries of antibody genes, McCafferty, which protects CAT's phage display method used to obtain specific antibodies from these libraries; and Griffiths which covers human antibodies, specific for human "self" antigens isolated from CAT's libraries.

Patents from the Winter II family have been granted in Europe, the United States, Japan, South Korea and Australia. Pursuant to an interference agreement with MRC, Stratagene and The Scripps Research Institute ("Scripps"), CAT has commercial exploitation rights over Winter II as well as related Winter/Huse/Lerner patents (although certain rights under these patents are held by MRC, Scripps and Stratagene and their pre-existing licensees).

Patents from the McCafferty Family have been granted in Europe, the United States, Japan, South Korea and Australia. Patents from the Griffiths Family have been granted in Australia and the United States.

In connection with its acquisition of Aptein in 1998, CAT acquired patents covering ribosome display technology under which human monoclonal antibody fragments can be displayed in a laboratory environment without use of a phage. Patents have been granted in Europe, the United States, Japan, South Korea and Australia.

In addition, CAT has received further patents and has acquired patents covering both its underlying technology platform and specific antibodies developed by the Company.

CAT has a policy of defending its patents forcefully. Due to the nature of its business, CAT continues to be involved in litigation and opposition cases. It may also face claims from third parties that it infringes patents. Further information is set out in the litigation paragraph in paragraph 9 of Part VI and your attention is also drawn to the Risk Factors in Part II.

6.6 *Current trading and prospects*

The financial record of the Group for the three years ended 30 September 2001 is set out in Part IV of this document.

To date, the Group has earned revenues principally consisting of licence fees, milestone payments and fees for research and development services provided under corporate agreements. CAT anticipates that over the current and future periods, the profile of revenues is likely to become more regular as the number of collaborations increases and, ultimately, as royalty income from product sales is realised.

Operating expenses increased in each of the three years ended 30 September 2001, reflecting the increasing scale and complexity of CAT's activities, particularly increased staff numbers and increased activity with external suppliers on clinical trials and related activities. A further significant increase in operating costs is expected in the current financial year, in particular due to additional spending on clinical trials and further increases in staff and infrastructure costs. Staff numbers are expected to increase to approximately 300 during the 2002 financial year.

CAT's capital expenditure is primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT also invests in office and administrative facilities. Capital expenditure over the year ending 30 September 2002 year is expected to be above the prior year's level, in particular because of the anticipated spend on CAT's further new facilities at Granta Park.

CAT expects to incur substantial losses for a number of future years as a result of its expenditures on research and product development, resulting in cash outflows for several years. As at 30 September 2001, CAT had net cash and marketable securities of approximately £156.7 million.

7. Information on DRC

DRC profits from the growth of the global healthcare market by acquiring royalty streams generated from participants in the healthcare sector such as universities, inventors, and biotechnology and pharmaceutical companies. DRC also creates new royalty streams by providing capital in exchange for a percentage of sales of a product, basket of products or all corporate sales of the healthcare company. The royalty is based on a percentage of sales over a period of time.

DRC's portfolio includes interests in a variety of high profile drugs such as Amgen's Neupogen®, Bristol-Myers Squibb's Taxol® and Johnson & Johnson's Remicade®. DRC also has interests in Schering-Plough's Clarinex® and Celgene's Thalomid®.

For the year ended 31 August 2001, under Canadian GAAP, DRC reported earnings before income taxes of approximately C$9.1 million on revenues of approximately C$21.1 million. As at 30 November 2001, under Canadian GAAP, DRC had net assets of C$82.7 million with net cash and short-term investments of approximately C$26.0 million. On the basis of the closing price on the Toronto Stock Exchange of C$2.88 per DRC share on 31 January 2002 (being the latest practicable date prior to publication of this document), DRC's market capitalisation was approximately C$117.7 million (£52.3 million) (Source: DRC 2001 Annual Report, DRC unaudited accounts for the period ended 30 November 2001 and the Toronto Stock Exchange).

8. The New Ordinary Shares

The New Ordinary Shares will be issued credited as fully paid and will on issue rank *pari passu* in all respects with the then existing Ordinary Shares, including in respect of the right to receive and retain all dividends and other distributions declared, made or paid in respect of Ordinary Shares by reference to a record date falling on or after such issue. The New Ordinary Shares will be issued free from all liens, equities, charges, encumbrances and other interests.

Applications have been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

9. Settlement, listing and dealings

It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence on the London Stock Exchange at 8.00 a.m. on the second business day after the Expiry Date. Dealings will be for normal settlement. Pending the issue of definitive certificates for the New Ordinary Shares, transfers will be certified against the register. It is expected that dealings will commence on NASDAQ in the New ADSs at 9.30 a.m. (EST) on the second business day after the Expiry Date.

If all of the conditions to the Offer have been fulfilled or, where permitted, waived at the Expiry Time, the Offeror will become obligated to take up and pay for the DRC Shares deposited under the Offer and not withdrawn no later than 10 days from the Expiry Date, and to pay for the DRC Shares taken up as soon as possible, but in any event not later than three business days (being any day of the week other than a Saturday or

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Sunday or a statutory or civic holiday observed in Toronto, Ontario or London) after taking up the DRC Shares. In accordance with applicable law, the Offeror will take up and pay for DRC Shares deposited under the Offer after the date on which it first takes up DRC Shares deposited under the Offer not later than 10 days after the deposit of such DRC Shares.

The Offeror will be deemed to have taken up and accepted for payment DRC Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary to that effect.

The Offeror will pay for DRC Shares validly deposited under the Offer and not withdrawn by providing to the Depositary with the Offered Consideration in the form of sufficient certificates for the New Ordinary Shares or ADRs representing the New ADSs, as the case may be, and with funds to pay the cash portion of the Offered Consideration, if any, for transmittal to persons depositing DRC Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to persons depositing DRC Shares, regardless of any delay in making such payment. Fractions of New Ordinary Shares or New ADSs will not be issued. Instead of receiving any fractional New Ordinary Share or fractional New ADS, DRC Shareholders will receive a cash payment equal to such fraction multiplied by the CAT Average Trading Price. For the purposes of determining the amount of any such cash payment, the DRC Shares deposited by a registered holder will be aggregated.

The Depositary will act as the agent of the persons who have deposited DRC Shares under the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons. Receipt of payment by the Depositary in the form elected by the DRC Shareholder (or the Offeror with respect to the Top Up Amount or the Additional Top Up Amount, if any) shall be deemed to constitute receipt of payment by persons depositing DRC Shares.

Settlement with each shareholder who has deposited DRC Shares under the Offer will be made by the Depositary forwarding: (a) for the DRC Shares in respect of which the Share Option has been elected, a certificate for the New Ordinary Shares to which such DRC Shareholder is entitled under the Offer, provided that, if applicable, the person is a resident of a province of Canada or another jurisdiction in which the New Ordinary Shares may be lawfully delivered without further action by the Offeror; and (b) for the DRC Shares in respect of which the ADS Option has been elected, an ADR representing the New ADSs to which such DRC Shareholder is entitled under the Offer, provided that, if applicable, the person is a resident of a province of Canada or another jurisdiction in which the New ADSs may be lawfully delivered without further action by the Offeror; and (c) if applicable, a cheque in Canadian dollars in payment for: (A) that portion, if any, of the Top Up Amount and Additional Top Up Amount, if applicable, which the Offeror has elected to pay in cash; (B) the cash equivalent of any fractional New Ordinary Share or fractional New ADS, determined in accordance with the Offer, that is payable to such DRC Shareholder. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates, or ADRs representing New ADSs, and any cheques will be issued in the name of the registered holder of the DRC Shares so deposited. Unless the person depositing the DRC Shares instructs the Depositary to hold the certificate representing the New Ordinary Shares or ADRs representing the New ADSs, as the case may be, and/or the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate or the ADR and any cheque will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate or the ADR and any cheque will be sent to the address of the holder as shown on the securities register maintained by or on behalf of DRC. Certificates or ADRs and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

10. Further information

Your attention is drawn to the further financial information and other information on CAT set out in Parts II to VI (inclusive) of this document.

Full details of the Offer are contained in the Offer Documents which are being despatched with these Listing Particulars to DRC Shareholders.

PART II

RISK FACTORS

An investment in New Ordinary Shares and New ADSs is subject to a number of risks. Prospective investors should consider carefully all of the risks described below and the other information contained in this document.

The following describes some of the significant risks that could affect the Group. Additionally, some risks may be unknown to the Group and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect the Group's business, turnover, profits, assets, liquidity and capital resources.

1. CAT has a history of losses and expects to continue to incur losses for the foreseeable future

CAT has not yet begun to receive income resulting from the sales of any of its proposed product candidates and is not expected to generate significant revenues from that source for several years. For the year ended 30 September 2001, CAT's consolidated losses were approximately £11.8 million and its consolidated accumulated deficit on profit and loss account at that time was approximately £56.0 million. These losses result principally from the costs incurred in the research and development of potential products and also from general and administrative costs associated with operations. CAT expects to incur further substantial losses for the foreseeable future as research and development activities continue. CAT may not be able to generate meaningful revenue or achieve or sustain profitability. If CAT is unable to do so, it may be required to seek additional financing in the future. Additional financing may not be available on acceptable terms or at all.

2. CAT's early stage of development makes it difficult to evaluate its business and prospects

Because CAT and its collaborative partners have not begun commercial sales of CAT's products, CAT's revenue and profit potential are unproven and CAT's limited operating history makes it difficult for an investor to evaluate CAT's business and prospects. CAT's technology may not result in any meaningful benefits to CAT's current or potential collaborative partners. Further, due to CAT's limited operating history, CAT has difficulty accurately forecasting its revenue. Investors should consider CAT's business and prospects in light of the heightened risks and unexpected expenses and problems CAT may face as a company in an early stage of development in a new and rapidly-evolving industry.

3. The unpredictability of CAT's financial results may cause CAT's operating results to fail to meet market expectations

CAT expects that substantially all of its revenues for the near future will result from payments pursuant to collaborative arrangements in the form of contract research payments, licence fees and technical performance and product development milestone payments. CAT does not expect to earn significant royalties from product sales in the near future. Payments pursuant to CAT's collaborative arrangements will be subject to significant fluctuation in both timing and amount. CAT's revenues may not be indicative of its future performance or of its ability to continue to achieve milestones and other performances criteria on which CAT's revenues depend. CAT's revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. It is possible that in some future periods, CAT's operating results may be below expectations of analysts and investors. If this happens, the price of the Ordinary Shares and CAT ADSs will likely decrease.

4. CAT may not obtain adequate legal protection over its technology

CAT must obtain adequate legal protection for the technology that it develops. CAT's success thus depends on its ability to:

- obtain patents;
- protect trade secrets;

- operate without infringing the proprietary rights of others; and

- prevent others from infringing its proprietary rights.

CAT will be able to protect its proprietary rights form unauthorised use by third parties only to the extent that its proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. CAT tries to protect its proprietary position by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. CAT owns or co-owns patents, and has applied for patents, covering its core technology.

The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that CAT owns or licenses from third parties may not provide any protection against competitors. CAT's pending patent applications, those it may file in the future or proprietary rights it may license from third parties, may not result in patents being issued. Also, patent rights may not provide CAT with adequate proprietary protection or competitive advantages against competitors with similar technologies.

If CAT is unable to obtain sufficient legal protection of its technology, other companies may use similar technology to develop and produce products, which may deprive CAT of the competitive advantages provided by its technology.

5. CAT is involved in litigation with third parties regarding the validity of its key patents

CAT's strategy includes vigorously enforcing its intellectual property rights, including its patents. CAT is currently involved in litigation involving its key patents which is described in paragraph 9 of Part VI of this document. This litigation includes suits to invalidate certain of CAT's key patents. If CAT does not successfully defend these suits, CAT's competitors may gain access to technology that CAT believes is proprietary to it. CAT's competitors may use this technology to assist their research and development efforts, which would deprive or weaken one of CAT's primary competitive advantages. In addition, if some or all of CAT's key patents were invalidated this could impact on CAT's ability to obtain royalties from its current and future collaborations.

The biotechnology and pharmaceutical industries have been characterised by extensive litigation regarding patents and other intellectual property rights. The defence and prosecution of intellectual property suits, interference and opposition proceedings and related legal and administrative proceedings involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

- enforce patents that CAT owns or licenses;

- protect trade secrets or know-how that CAT owns or licenses; or

- determine the enforceability, scope and validity of the proprietary rights of others.

6. CAT may be denied access to important technology and subject to costly litigation if it infringes the intellectual property rights of third parties

CAT's commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties. CAT's technologies may unintentionally infringe the patents or violate other proprietary rights of third parties. If CAT is found to infringe the intellectual property rights of third parties, CAT and its collaborative partners may be prevented from pursuing product development or commercialisation based on the infringing technology and may be subject to significant liabilities.

To gain access to such technology, CAT may be required to seek licences that may not be available from third parties on acceptable terms, if at all. Costs associated with licence arrangements may be substantial and may include ongoing royalties payable by CAT.

7. **CAT depends on collaborators for product development, manufacturing and marketing. Failure to enter into collaborative arrangements or failure of CAT's collaborators to perform adequately under existing arrangements will harm CAT's ability to develop and market products and earn revenue**

CAT's strategy depends on entering into arrangements with collaborators and licensees. CAT currently does not plan to develop significant manufacturing, marketing or sales capabilities and will rely heavily on collaborators for these functions. Collaborations are necessary in order for CAT to:

- access proprietary disease targets against which CAT intends to generate drug products;
- access skills and information that it does not possess;
- fund its research and development activities;
- fund pre-clinical testing, clinical trials and manufacturing of product candidates;
- seek and obtain regulatory approvals for product candidates; and
- successfully market and sell existing and future product candidates.

CAT's success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Many of these collaborative arrangements give the partner the exclusive right to market and sell certain products developed in the collaboration. These collaborators will have significant discretion over the resources they devote to these efforts. CAT's ability to earn revenues, including royalties based on products sales and certain milestones, depends on these efforts. These collaborators may not devote sufficient resources to collaborations with CAT. These collaborative arrangements may not be on terms favourable to CAT.

If CAT is not able to establish further collaborative arrangements, if any collaborator fails to adequately perform its responsibilities under a collaborative arrangement or if any or all of CAT's existing collaborative arrangements are terminated, then CAT may be required to seek new collaborative arrangements or to undertake product development and commercialisation at its own expense. CAT may not be able to develop and commercialise the relevant product candidates without the collaborators. If CAT must seek new arrangements or undertake these matters itself:

- the number of product candidates that CAT will be able to develop and commercialise may be limited;
- the likelihood of successful product introduction may be reduced; and
- CAT's capital requirements may be increased significantly.

Any of the above would harm CAT's ability to earn revenues from its products and recover its research and development expenditures.

8. **Clinical trials for product candidates based on CAT's technology will be lengthy and expensive and may not be successful**

Before obtaining regulatory approvals for the commercial sale of any products, CAT or its licensees or partners must demonstrate through pre-clinical testing and clinical trials that its human antibody-based therapeutic products are safe and effective for use in humans. Part of CAT's strategy is to conduct its own pre-clinical trials and clinical trials over some potential product candidates prior to entering into a collaborative arrangement concerning the further development and marketing of these candidates. Conducting clinical trials is a lengthy and expensive process. CAT will incur substantial expense for, and devote a significant amount of time to, pre-clinical testing and clinical trials. Moreover, CAT will continue to be subject to the pre-clinical testing and clinical trials over certain product candidates conducted by its licensees and collaborative partners over which CAT has no control.

Six product candidates based on CAT's technology are at the clinical trials stage. Where results from these clinical trials have generally been encouraging, data obtained from those clinical trials has been insufficient to conclusively demonstrate safety and effectiveness under applicable regulatory guidelines. As a result, this data will not support an application for regulatory approval without further clinical trials. Historically, the results from pre-clinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities is susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. CAT's commencement and rate of completion of clinical trials may be delayed by many factors, including:

- inability to manufacture sufficient quantities of materials for use in clinical trials;
- slower than expected rate of patient recruitment;
- inability to adequately follow patients after treatment;
- unforeseen safety issues;
- lack of effectiveness during the clinical trials; or
- government or regulatory delays.

9. Obtaining required regulatory approvals for drug candidates is a lengthy, expensive and uncertain process. CAT or its collaborators may not obtain, or may be required to expend substantial resources to obtain, the necessary regulatory approvals to market products

The pre-clinical and clinical evaluation, manufacture and marketing of the product candidates based on CAT's technology are all subject to regulation administered and enforced by the governmental regulatory agencies in countries where CAT, and any of its potential partners or licensees intend to test, manufacture or market such products. CAT will be required to obtain from the relevant regulatory authority an approval, called a marketing authorisation, to market a drug in the territory which is subject to the regulatory authority's jurisdiction. The grant of a marketing authorisation for a drug requires the detailed evaluation of data relating to the quality, safety and effectiveness of the drug in the proposed use or uses submitted by the applicant in accordance with regulatory requirements. Many countries, including member states of the European Union and the United States, impose extensive data requirements and have very high standards of technical appraisal. Accordingly, pre-clinical testing and clinical research of medicinal products can be a very lengthy and costly process. The manufacture of drugs is also subject to specific authorisation and to the regular inspection of premises, staff and procedures by regulatory authorities.

Product candidates that CAT or its licensees and collaborative partners identify and pursue now or in the future may not receive required regulatory approvals to manufacture and market CAT's product candidates. Furthermore, different regulatory authorities worldwide may impose their own differing conditions upon marketing (by, for example, restricting a product's indicated uses). Regulatory authorities may refuse to grant, or may require CAT or its collaborative partners to supply additional data before granting, a marketing authorisation, even though the relevant product may have been approved by another regulatory authority. If an authorisation is obtained, the product and its manufacture are subject to regular review. Approvals may be withdrawn or restricted at some point in the future. Changes in applicable legislation or regulatory policy, serious breaches of regulatory requirements or the discovery of problems related to the safety, quality or effectiveness of the product or to the production process, site or manufacturer may result in the imposition of restrictions upon sale, supply or manufacturer including, at worst, the withdrawal of the product from the market or the loss of the relevant authorisations, or may otherwise harm CAT's business or income from licensees and collaborative partners.

10. If CAT is not able to procure manufacturing of its products and product candidates on acceptable terms, its clinical trials may be delayed and it may be unable to provide products on a cost effective basis

CAT and its collaborators often rely on third parties to manufacture product candidates for clinical trial and marketing purposes. CAT currently relies on third party manufacturers for the production of CAT-152, CAT-192 and CAT-213 for clinical trials. Suitable manufacturers that are able to produce products on a timely and competitive basis on acceptable terms may not be available. Manufacturers may not have the capacity to produce the products demanded by CAT and its collaborators to meet the schedule required by clinical trials or to satisfy commercial demand. Manufacturing runs of products may fail for technical or other reasons which may delay CAT from conducting clinical trials or from supplying products for commercial purposes. Suitable manufacturing processes may be proprietary to other persons. CAT may be required to pay amounts to licence these manufacturing processes or may not have access to these processes at all.

The manufacture of product candidates and products will be subject to authorisation and to the "Good Manufacturing Practice" standards prescribed by the appropriate regulatory agencies. Compliance with these regulatory requirements will be expensive and could further limit the number of suitable manufacturers available to CAT and its collaborators.

11. CAT's competitors may market products before CAT does or produce superior products

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have begun clinical trials of antibody products or have successfully commercialised antibody products and may succeed in marketing products before CAT does. Many of these companies, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than CAT has and may have greater expertise in product development and marketing activities.

Many of these companies are addressing the same diseases and disease indications as CAT or CAT's collaborative partners. For example, CAT is aware that Centocor has marketed a chimeric antibody product, and each of Abgenix, Medarex and Celltech have human antibody products in trials that are targeted to rheumatoid arthritis. These products would compete directly with D2E7, which is based on CAT's technology and is currently in Phase III clinical trials. Consumers and physicians may choose to use these or other products of CAT's competitors rather than CAT's products.

Also, CAT competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex's joint venture partner, Kirin Brewing Co., Ltd, Abgenix Inc., Protein Design Labs, Inc., Crucell N.V., MorphoSys AG, BioInvent and Dyax Corporation. CAT also faces, and will continue to face, competition from academic institutions, government agencies and research institutions, many of whom have substantial available resources.

CAT faces and will continue to face intense competition from other companies for establishing collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licences to proprietary technology. CAT relies heavily on these types of arrangements in its product development and marketing efforts and for access to technology.

12. CAT's product candidates compete with established drug therapies and may compete with newer, more effective techniques. As a result, CAT's technology may not be accepted in the market

Any product candidate that CAT successfully develops may compete with existing therapies that have long histories of safe and effective use. For example, D2E7 may face competition from many products, including Disease Modifying Anti Rheumatoid Drugs (DMARDs), for the treatment of rheumatoid arthritis. Wyeth-Ayerst, Aventis, Immunex, Centocor and Amgen, among others, have marketed, or filed for approval for, products for the treatment of rheumatoid arthritis, Competition may also arise from:

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- other drug development technologies and methods of preventing or reducing the incidence of disease;
- new small molecules; or
- other classes of therapeutic agents.

Developments by competitors may render CAT's product candidates or technologies obsolete or uncompetitive. CAT's collaborative partners may pursue other technologies. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than CAT's. If they do, then products based on CAT's technology will be obsolete or become uncompetitive and CAT will fail to earn expected revenue.

13. If CAT fails to attract and retain key employees and consultants, its business will be harmed

CAT depends significantly on its management and scientific personnel. The loss of the services of any key employee could cause harm to CAT's business. CAT's strategy depends on hiring additional key scientific and management personnel. CAT faces significant competition in the hiring and retention of key employees. If CAT fails to recruit additional scientific and managerial employees in the future or loses any of its key employees, CAT's business, financial condition and results of operations may be harmed.

CAT recently initiated the process of recruiting a new Chief Executive Officer to succeed David Chiswell, the Company's founder and Chief Executive Officer, in due course. David Chiswell will remain the Company's Chief Executive Officer until a suitable replacement is identified. If the Company is unable to effect an orderly leadership transition, CAT's business, financial condition and results of operations may be harmed.

14. If CAT's licence agreements violate the competition provisions of the Treaty of Rome, then some terms of its key agreements may be unenforceable

Certain licence agreements that CAT has entered into, may enter into, will grant or may grant exclusive worldwide licences of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the European Community and affect trade between member states. CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission, provisions of any licence agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity or rights, may be unenforceable and CAT could lose the benefit of the rights granted under the provision.

15. CAT may be subject to product liability claims, which are expensive to insure against and, if successful, may force CAT to incur unforeseen expenditures

As a designer and producer of drug products, CAT is exposed to potential product liability risks which are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of these products. Consumers, healthcare producers or persons selling products based on CAT's technology may be able to bring claims against CAT based on the use of CAT's products in clinical trials and the sale of products based on CAT's technology. In addition, it may be necessary for CAT to secure certain levels of insurance as a condition to the conduct of clinical trials. Insurance coverage may not be available to CAT at an acceptable cost, if at all. In the event of any claim, CAT's insurance coverage may not be adequate.

16. CAT's operations involve the use of hazardous materials. An accident involving these materials could subject CAT to liability

As a biopharmaceutical company, CAT is subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The design, development and testing of CAT's products involves the use of hazardous materials. The cost of compliance with health and safety regulations is substantial. Although CAT believes that its procedures for handling and disposing of such materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, CAT may incur unforeseen liabilities.

17. The market for CAT's securities is volatile, which may cause unexpected changes in CAT's share price

The share prices of publicly traded biotechnology and pharmaceutical companies can be highly volatile. The market prices and trading volumes of the Ordinary Shares and CAT ADSs are volatile, and it is expected that the price of the Company's securities will be volatile for the foreseeable future. The price at which the New Ordinary Shares and New ADSs will be quoted and the price which investors may realise for their securities will be influenced by a large number of factors, some specific to CAT and its operations and some which may affect the quoted healthcare and pharmaceutical sector, or quoted companies generally. These factors could include the performance of CAT's research and development programme, large purchases or sales of the New Ordinary Shares and New ADSs, currency fluctuations, legislative changes in the healthcare environment, litigation, in particular intellectual property litigation and general economic conditions.

18. The rights and obligations of shareholders in English corporations are different than the rights and obligations of shareholders of Canadian federal corporations

CAT is a public limited company incorporated under the laws of England and Wales. The rights and obligations of holders of CAT's Ordinary Shares are governed by English law, including the Act, and by CAT's Memorandum and Articles of Association. These rights and obligations differ in certain respects from the rights and obligations of shareholders in Canadian federal corporations, including, without limitation, the absence under English law of a shareholder's right to be paid fair value for his or her shares if he or she dissents on certain matters on which the shareholder is entitled to vote.

19. The ability of investors to enforce civil liabilities obtained against CAT in Canada may be limited

CAT is a public limited company incorporated under the laws of England and Wales. Substantially all of CAT's directors and senior management are not residents of Canada and, as a result, it may not be possible for investors to effect service of process within Canada upon CAT or such persons. Substantially all of the assets of CAT and such persons are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against CAT or such persons in Canada or to enforce a judgment obtained in Canadian courts against CAT or such persons outside of Canada.

20. Investors will not receive cash dividends in the foreseeable future

CAT has not paid cash dividends on the Ordinary Shares (including the Ordinary Shares which underlie the CAT ADSs) and does not plan to pay cash dividends on the Ordinary Shares in the foreseeable future.

PART III

REGULATORY ENVIRONMENT

1. Introduction

In most countries, dealings in drug products are subject to relatively high levels of regulation. By setting detailed and specific requirements for data which must be generated and evaluated before a product can be placed on the market, most systems of regulation ensure that such products are subject to extensive testing and evaluation before being made widely available.

The testing required once a potential product candidate has been identified involves both pre-clinical and clinical research. The precise tests undertaken and methods used vary according to the products under development, but basic principles and requirements must be addressed. The performance of pre-clinical and clinical research is generally subject to legal provisions which are additional to, and separate from, those setting out the data requirements for the purposes of applying for approval to market a product.

In most jurisdictions, any dealings in drug products at any point in the chain of distribution will be regulated through a system of authorisation. In order to place a product on the market, a marketing authorisation is required. This is a fundamental requirement since, subject to fairly limited exemptions and the provisions for clinical research, all dealings must be undertaken in relation to authorised products. Manufacturers and wholesalers must have appropriate authorisations covering their activities. Manufacturing, which includes assembly of products into their final dosage forms and packaging operations, is generally strictly regulated. Wholesalers, who supply to the trade, must meet certain criteria both as to staff and premises in order to obtain authorisation. Supply at retail level to members of the public is generally controlled through the limitations and conditions placed upon retail outlets through, for example, pharmacy registration and the imposition of statutory limitations, conditions and obligations upon other retail suppliers. Exemptions from the requirements for authorisation tend to be extremely limited.

2. Regulation by the European Community

The system of regulation of medicinal products for human use at the European Community ("EC") level dates back to 1965. There is a broad range of EC legislation which has been implemented by European Union ("EU") member states governing all aspects of dealing in medicinal products. It is supplemented by numerous guidelines which are not legally binding in most cases. However, failure to comply with, or departure from, their provisions in practice requires justification.

2.1 *Pre-clinical research*

European legislation (Directive 2001/83/EC, as amended) imposes certain specific requirements for pre-clinical testing where the data to be generated will be used for an application for a product marketing authorisation in the EC. The basic provisions in legislation are expanded upon in guidance issued by the Committee for Proprietary Medicinal Products ("CPMP") which, while not usually formally incorporated into the legislation, are important. Deviation by companies from such guidance would generally require a strong justification upon application for a marketing authorisation. Aspects of pre-clinical research involving animal testing are subject to the provisions of Directive 86/609/EEC setting down standards to be met by animal testing institutions and those conducting the research. These provisions are enforced through registration and inspection. High standards of practice are also laid down for laboratories by the Good Laboratory Practice Directive (87/18/EEC) and associated legislation, with compliance monitored through a system of inspection.

2.2 *Clinical research*

Directive 2001/83/EC also establishes the data requirements in respect of research undertaken in humans where the data is intended to be utilised in a marketing authorisation application. There are also any number of guidance documents issued by the CPMP. In particular, these include guidelines addressing the conduct of trials in particular therapeutic categories and patient groups and on Good Clinical Practice ("GCP") which adopted text developed by the International Conference for Harmonisation. These guidelines came into force in early 1997 and took account of earlier CPMP guidelines on GCP adopted in 1990. In addition, some general legislation, such as the Directive concerning the Protection of Individuals with regard to the Processing of Personal Data (95/46/EEC), is also relevant to the conduct of clinical research.

Aside from these provisions, however, the conduct of research in the EC is not yet governed by specific EC legislation. Directive 2001/20/EC, setting out the provisions governing the conduct of clinical trials, has recently been adopted. It will be supplemented by detailed guidelines. The aim of the Directive is to increase harmonisation in this area. Member states have until May 2004 to adopt the necessary measures to comply with the Directive and these measures will affect regulation and practice. In the meantime, the national laws and practices of member states will continue to govern research conducted within the local jurisdiction. Variation in these laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the EC.

Pending specific rules, there are some practical influences upon the conduct of research as a result of the requirements concerning the content of application dossiers. These requirements include adherence to GCP and failure to do so may lead to a rejection of an application for a marketing authorisation.

The completion of Phase I, II and III clinical studies is a lengthy process and can take up to six years or more to achieve. Adverse, poor or inconclusive results at any stage can lead to the abandonment of a research programme.

In practice, in member states, clinical studies may only be commenced after notification to/approval by, an independent ethics committee. The process of application for and authorisation of a clinical study by the regulatory authorities varies from state to state. Where the results of earlier phase studies do not justify ongoing research, neither ethical nor regulatory approval (where required) will be granted.

2.3 *Marketing*

A medicinal product must have a marketing authorisation to be marketed in an EC member state. In 1995, the so-called "New Systems" for authorisation of medicinal products were introduced in Europe.

Council Regulation 2309/93 established a process of European authorisation for particular types of biotechnology and high technology products. This centralised application system requires an application for a marketing authorisation to be made by the person who will be responsible for placing the product on the market (who must be "established in the Community") to the European Medicine Evaluation Agency ("EMEA"). The EMEA co-ordinates the assessment process and procedure, while the CPMP, as a body of experts drawn from the member states, undertakes (with the assistance of nominated external experts drawn from the EC) the scientific assessment of the product dossier and produces an opinion as to whether a product satisfies the criteria for authorisation. The final decision as to the grant or refusal of a marketing authorisation is taken by the Commission. If successful, an application results in a single authorisation for the product which is valid in all member states. The time limits set for the assessment procedure are intended to ensure that a product is thoroughly and expeditiously evaluated to ensure the availability to the public as soon as possible of high quality new products. It is possible for an applicant's schedule to slip, for example, where the applicant delays in responding to queries or provides additional data, and also in the later stages of the process where there are no specific set time limits and bureaucratic procedures can be time consuming. Accelerated evaluation of a marketing authorisation application may be initiated by the CPMP in exceptional cases when a product is intended to provide an answer to major public health need defined by: (a) the seriousness of the disease; (b) the absence or insufficiency of an alternative therapy; and (c) the anticipation of high therapeutic benefit.

The legislation also introduced a system of "Mutual Recognition" under which an authorisation for a product gained in one member state (the "Reference Member State") can be used as the basis for gaining authorisation in others without, in theory, the repetition of the lengthy product assessment already carried out by the first member state in authorising the product. Objections to such recognition may be made by member states within time limits set by the legislation. The process of dealing with objections ("arbitration") may significantly lengthen the time elapsing between the initial application and approval in the nominated member states.

Arbitrations are handled by the CPMP whose decision on the matters subject to dispute, when it has been adopted by the Commission, is binding in all member states. The outcome of an arbitration may adversely affect marketing authorisations obtained prior to the arbitration in cases where the result is a decision limiting the terms of, or refusing, a marketing authorisation. The Mutual Recognition procedure is an option for all products for which the centralised procedure is not compulsory under Regulation 2309/93.

Some companies will have the option under the rules to use either procedure to authorise a new product. In some cases, the relative flexibility of certain aspects of the Mutual Recognition system may recommend that system above the centralised process. In others, the perceived benefits of a single EC-wide authorisation and the relative simplicity of a single application in Europe will influence the system of choice.

The EC has recently introduced provisions in respect of "orphan drugs" (i.e. products for the treatment of serious diseases affecting five in 10,000 people on average in the Community). Previously, the requirements relating to data to support marketing authorisation applications permitted the submission of a more limited set of data concerning safety, quality and efficacy when: (a) the indications for which a product was intended were rare conditions so that the applicant could not reasonably be expected to provide comprehensive evidence; (b) the state of scientific knowledge did not enable the provision of comprehensive data; or (c) there were ethical reasons precluding the collection of data. In such cases, a marketing authorisation could be obtained despite a more limited supporting dossier but subject to: (1) the completion of an agreed study programme in a specified time; (2) strict limitation upon the basis of supply, administration and supervision of use; and (3) the insertion of text into information provided with the product and to practitioners alerting the practitioner to the limited nature of available product data. Under the new provisions, once a marketing authorisation for an orphan drug has been granted, no further applications by third parties for the authorisation of similar products for the same indications will be accepted for a period of 10 years. This period may be reduced to six years in the event the product reaches certain profit levels within five years from authorisation. Licensing charges may be waived in whole or in part.

After an authorisation has been granted (for a period of five years), and a product has been brought to market, numerous obligations are imposed upon the marketing authorisation holder by the legislation. These include the obligation to ensure that the product keeps pace with the state of scientific and technical knowledge, in particular, in terms of its manufacture and control. This means applying to vary the marketing authorisation when the circumstances and technical knowledge warrant updating and amendment. Requirements for pharmacovigilance and the reporting of adverse reactions to products are central to the legislation. Advertising and the production of labelling and patient information leaflets are each specifically regulated by Directive 2001/83/EC, with local codes of conduct and practice also in place and, in some cases, providing additional controls on corporate activity. The provisions of the legislation (which include the requirement, in relation to the function of pharmacovigilance and information services, to have a nominated individual within the Company responsible for compliance) require significant resourcing in terms of staff and expertise which may be sourced in-house and/or from external providers.

The regulatory authorities have power to suspend, revoke or vary a marketing authorisation after grant if they are no longer satisfied as to product safety, quality or efficacy or any combination of these. The requirements for the performance of comprehensive pharmacovigilance and frequent reporting and assessment in respect of marketed products are of central importance and are designed to enable companies and regulators to detect product safety concerns as early as possible and take appropriate action in the interest of public health in the EC.

The harmonisation and streamlining of decision-making on such matters in the EC through the CPMP means that a concern arising in one member state in relation to a product which is marketed in several will be examined at the European level and the outcome of the examination will affect the product and its authorisation across all member states in which it is sold and supplied.

2.4 *Manufacturing*

Manufacturing conducted within the EC must meet Good Manufacturing Practice ("GMP") requirements (Directive 91/356/EEC). These currently apply only to marketed products, but in the future, with the introduction of the clinical trials directive, will also apply to products intended for clinical research purposes. The legislation (Directive 2001/83/EC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products onto the European market and the qualifications which must be held by the personnel authorised to undertake such activities. Inspection of manufacturing site facilities and validation of procedures are a prerequisite to a product gaining a marketing authorisation and to a manufacturer being authorised to produce or assemble medicinal products and are regularly undertaken by regulatory authorities, both by local inspectors and by inspectors representing other countries in which the products in question are to be sold. The failure of an inspection can be a serious matter. Product supplies may be interrupted and/or a recall required in the most serious cases, plant closure, pending rectification of defects may be ordered. The legislation also requires clear, contractual documentation concerning the provision of manufacturing services by one company to another, in particular, where aspects of the manufacturing process are contracted out by the main manufacturer to others.

2.5 *Wholesaling*

As with manufacturing operations, all wholesalers must be authorised by the authorities in the country in which they operate. Wholesale distribution in the EC is governed by Directive 2001/83/EC and the Good Distribution Practice Guidelines cross-referenced in it. Wholesalers must meet minimum requirements in terms of staff, facilities and procedure in order to obtain and retain an authorisation.

2.6 *Pricing*

In a number of member states, it is not possible to market a product until pricing negotiations with the responsible government authorities have been concluded. Authorisation by the regulatory authorities does not guarantee the negotiation of a satisfactory price, or of reimbursement status under national public health systems, for the products concerned.

2.7 *Supplementary protection certificates*

The time taken to research and develop medicinal products eats into the marketing time protected by a product patent or patents and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the EC introduced Regulation 1768/92 creating a Supplementary Protection Certificate ("SPC") for authorised products. While this does not constitute an extension to the patent from which a product derives, it does confer certain rights of a similar nature in respect of the product(s) derived from the patent after that patent has expired. The period during which the certificate is effective depends on calculations based upon the date of the application for the patent and the grant of the first marketing authorisation for a product derived from the patent, with an upper limit of five years.

2.8 *Abridged applications — "market exclusivity"*

In cases where the patent and SPC have expired (or are not available), medicinal products can benefit from EC provisions which are commonly described as the rules of "market exclusivity", but which in fact govern the making of so-called abridged applications for marketing authorisations. An abridged application is one in which the full data requirements are relaxed, allowing the submission of a more limited dossier provided that the conditions under Directive 2001/83/EC Art. 10.1 are met.

Most significantly, under EC law, a third party whose product is said to be essentially similar to one already on the market is effectively prevented for a period of between six and ten years (from authorisation) from relying upon pre-existing data submitted in support of a prior full application by another company, except in certain defined and limited circumstances.

The period is fixed at ten years for products derived from biotechnological processes specified in Part A of the Annex to Regulation 2309/93 (for which the centralised procedure is compulsory), and "high-technology" products viewed by the competent regulatory authorities as representing significant innovation and falling within Part B of the Annex (for which the centralised procedure is an option). Member states may elect to extend the period of "protection" from six to ten years in respect of other products. This discretion has been exercised by the UK for example.

The rules do not, however, prevent a competitor from making a marketing authorisation application by relying upon a full data package compiled by the applicant, or by reference to published literature, or, with the consent of the owner of the original data, by cross reference to the data held on file by the regulatory authorities.

The rules are only intended to limit the circumstances in which a marketing authorisation may be granted without a full data package on the basis of cross reference to existing data generated by someone other than the applicant, in order to protect the interests of the originator of the filed data who undertook and resourced the original research necessary to support a full application to market.

The rules are unfortunately unclear in some respects and their interpretation is subject to variation and dispute. Divergent views are taken by regulatory authorities on the availability of protection, for example, where new data is generated in respect of a variation to an existing product involving substantial "investment" by the originator. There has been significant litigation as a result.

2.9 *CAT's product candidates*

Many, if not the majority, of therapeutic products developed through the application of CAT's technology will fall within the ambit of Regulation 2309/93. All products developed by means of DNA technology, controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells and hybridoma and monoclonal antibody methods will be subject to compulsory centralised authorisation for the purposes of marketing within the EC. In the remaining cases, there will be an option as to the approval process. 10 years "market exclusivity" will apply across all member states in either case where centralised procedures are applied. Clinical research programmes must be conducted according to local and EC requirements to ensure the acceptability of data generated for EC regulatory purposes.

2.10 *Competition Regulation*

CAT's activities are subject to EU and UK competition law, including Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the EC and affect trade between member states. Provisions of agreements restricting competition (within the meaning of Article 81(1)) are void. In certain cases, subject to exceptions, parties entering into agreements restrictive of competition under Article 81(1) may be subject to fines imposed by the EC of up to 10 per cent. of their respective annual worldwide revenue and to claims of damages from other parties who have suffered loss by reason of the anti-competitive restriction.

Certain licence agreements that CAT has entered into, or may enter into, will grant or may grant exclusive worldwide licences of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1). CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission, provisions of any licence agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity or rights, may be unenforceable.

3. United States

3.1 *Regulatory authorities*

The development and marketing of drug products for human use in the United States is extensively regulated at the federal and state government levels. The principal federal regulatory agency is the Food and Drug Administration ("FDA") within the US Department of Health and Human Services. Although most states maintain one or more agencies with power to regulate drug products, they generally defer to the FDA in matters relating to product development and approval. Some of CAT's products may be subject to state regulation as well as FDA regulation.

3.2 *Cost of pre-market testing*

Due to the requirements imposed by the FDA, the development process for new pharmaceuticals in the United States is lengthy, expensive and commercially risky. The great majority of compounds screened for possible development are ultimately rejected at some stage in the pre-market testing process. Total development time for successful compounds often exceeds ten years.

Under the provision of recent legislation establishing "user fees" (e.g. registration fees) for human drug applications (including new drug applications and biological licence applications), the FDA has made commitments to reduce the review time for marketing authorisation applications. Although the agency has achieved some reductions, especially for high-priority medicines, the review process remains lengthy and complex and approval is never certain. There has been little or no reduction in the testing required before applications are submitted, which consumes most of the time spent in developing new drug products for the US market.

3.3 *Animal testing*

FDA regulations govern all stages of the development and marketing of drug products. Safety studies in laboratory animals that are intended to be submitted to the FDA in support of marketing authorisation applications must ordinarily comply with principles of Good Laboratory Practice and they are subject to inspection and verification by the FDA or foreign government agencies with which the FDA maintains mutual recognition agreements.

3.4 *Clinical trials*

All clinical trials of investigational drug products in the United States must be carried out under investigational new drug ("IND") exemptions, in accordance with FDA regulations. Those regulations impose requirements for documenting the safety of proposed clinical studies, provide for submissions to the FDA before clinical studies can commence and authorise the FDA to suspend or withdraw permission to continue clinical studies. Sponsors of clinical studies must maintain records and make reports to the FDA, including reports of adverse events from human use and significant findings from studies in animals. Although the FDA affords sponsors some discretion in the design of early phase clinical studies, it is common for sponsors to confer with the agency on the design of later phase studies, especially pivotal Phase III clinical studies that will provide the principal evidence of safety and effectiveness for marketing approvals.

Advertising and commercial distribution of investigational products are ordinarily prohibited, but in certain circumstances, the FDA will permit sponsors to charge patients for investigational medicines. There are special procedures for "treatment INDs" to allow for compassionate use while controlled clinical studies are underway.

FDA regulations impose requirements for Good Clinical Practice ("GCP") and protection of human subjects in clinical studies. Informed consent of study subjects is required, and studies must be reviewed and approved by Institutional Review Boards ("IRBs") which are subject to inspection and regulation by the FDA. Clinical studies in vulnerable populations (e.g. prisoners, children, mental incompetents and pregnant women) are subject to special scrutiny.

3.5 *Approval procedures and criteria*

US drug law establishes different procedures and criteria for the approval of biological products (product licence applications and establishment licence applications, or PLAs and ELAs, respectively, and a unified biological licence application, or BLA, for well-characterised biological products), other new drugs (new drug applications, or NDAs) and antibiotic drugs (antibiotic drug applications). Monoclonal antibody products are subject to regulation as biologics generally. In practice, however, the FDA applies essentially the same requirements for approval of all products, proof of safety and effectiveness, demonstration of adequate controls in the manufacturing process and conformity with requirements for labelling. Effectiveness must ordinarily be demonstrated on the basis of two adequate and well-controlled clinical studies carried out in accordance with FDA regulations. In addition, the FDA has issued guidelines for clinical studies of specific types of pharmaceutical products.

The FDA has substantial discretion to determine whether the data submitted in support of a drug product is adequate for approval. The agency is not required to consult with independent experts when it reviews new products, but, in practice, it often seeks the opinion of an advisory committee. Applicants have the right to an administrative hearing and judicial review of the refusal to approve a pharmaceutical product, but the FDA's decisions on issues relating to safety and effectiveness are nearly always conclusive.

3.6 *Regulation of software and other medical devices*

The FDA also regulates software and other medical devices used to diagnose and treat illnesses and other medical conditions. To the extent that CAT's products are or become medical devices, they will or would be subject to FDA review and regulation.

3.7 *Accelerated approval*

FDA regulations authorise accelerated approval of pharmaceutical products that offer a significant improvement in the treatment of fatal or life-threatening conditions. Approval can be based on clinical studies using surrogate end-points, but applicants must ordinarily agree to continue clinical studies after approval and to accept other conditions, including simplified procedures for withdrawal of approval.

3.8 *Acceptance of foreign clinical data*

The FDA will accept applications that include reports of foreign clinical studies if they meet requirements for GCP and are deemed relevant to US medical practice. It is, however, uncommon for the agency to approve a new pharmaceutical product without some evidence from clinical studies conducted in the United States, and most sponsors carry out at least one pivotal study in that country. Studies conducted outside the United States are subject to special audits by the FDA and may be rejected if US requirements for record-keeping, protection of human subjects and other matters relating to GCP are not met.

3.9 *Non-patent market exclusivity*

US drug law creates two forms of non-patent market exclusivity. First, the law prohibits approval of abbreviated new drug applications or literature-based applications for copies of innovative products for a period of five years after the approval of a new chemical entity and three years after the approval of a new indication or dosage form for which substantial clinical studies were required. These provisions do not preclude approval of competitive applications based on original data, and they apply only to new drugs, rather than antibiotics or biological products.

Secondly, the law provides for a special seven year period of protection for "orphan drugs" (e.g. drugs for diseases that affect fewer than 200,000 persons in the United States or that are unlikely to repay development costs). During this period, the FDA is ordinarily precluded, subject to complex exceptions, from approving any application for the same drug, even if it is based on original data. These provisions apply to all drugs, including antibiotics and biological products as well as new drugs.

3.10 *Manufacturing controls*

The FDA inspects pharmaceutical manufacturing establishments for compliance with requirements of its Current Good Manufacturing Practice ("CGMP") regulations and conformity with specifications in marketing approvals. In addition, biological manufacturing establishments must be licensed by the FDA, although for specified products the facility is approved within the BLA. The agency inspects foreign manufacturing facilities that supply bulk or finished products for the US market; if companies cannot meet FDA requirements, their products may be excluded from the United States.

3.11 *Export controls*

US drug laws restrict exports of unapproved new drugs and biological products for commercial distribution and clinical investigation outside the United States. Such drugs can only be exported for commercial use if they have been approved in designated jurisdictions (the EC and the individual member states). Exports are also permitted for clinical studies in the designated countries after notification to the FDA, but exports for clinical studies in other countries may require prior approval. Less restrictive rules apply to exports of unapproved antibiotics.

3.12 *Advertising and promotion*

The FDA closely regulates advertising, promotion and marketing of prescription drugs. Promotion for unapproved uses is prohibited, and sponsorship of medical symposia and publications is restricted. Financial incentives to prescribers are regulated under federal and state civil and criminal laws as well as codes of practice for the medical professions. Advertising of over-the-counter drugs is chiefly regulated by the Federal Trade Commission.

3.13 *Enforcement powers*

The US federal government has extensive powers to compel compliance with medicines laws. Violative products are subject to seizure, and imported products may be detained. Companies and individuals that violate the law are subject to sanctions, including injunctions and criminal penalties with no requirement for proof of negligence or intent. Persons and companies convicted of certain offences can be temporarily or permanently barred from involvement in the drug approval process. The US federal government can suspend or withdraw approval of products if questions arise concerning safety or effectiveness.

3.14 *Product liability*

Companies that market drug products in the United States are subject to suit in state and federal courts for personal injuries caused by their products. The risk of product liability is significantly greater than in most European jurisdictions, and damage awards can be substantial. FDA approval is seldom a defence to liability, but failure to comply with FDA requirements may constitute evidence of negligence or conduct warranting punitive or exemplary damages.

3.15 *Potential limitations on US third-party reimbursement and US health care reform*

Sales of CAT's products will depend in part on the availability of reimbursement from third party payers and the state and US federal governments. Revenues also may be negatively impacted by ongoing US healthcare reform efforts which seek to contain costs and may limit or prescribe treatments and/or services reimbursed by the government.

PART IV

FINANCIAL INFORMATION

The following financial information has been extracted as set out below, from the audited consolidated financial statements of the Group for each of the three years ended 30 September 2001.

During the year ended 30 September 2001 the Group accounting policy for recognising revenue was changed in accordance with emerging best practice as set out in note 3 to the financial information.

The consolidated profit and loss accounts, cash flow statements and relevant notes for the three years ended 30 September 2001 have been extracted, without material adjustment, from the consolidated financial statements of the Group for the year ended 30 September 2001.

The consolidated balance sheets and relevant notes as at 30 September 2001 and as at 30 September 2000 (as restated) have been extracted, without material adjustment, from the consolidated financial statements of the Group for the year ended 30 September 2001. Consolidated balance sheets as at 30 September 2000 and 30 September 1999 have been extracted, without material adjustment, from the consolidated financial statements of the Group for the years ended 30 September 2000 and 30 September 1999.

The following financial information does not constitute statutory accounts within the meaning of section 240 of the Act. Copies of the accounts for each of the three years ended 30 September 2001 have been delivered to the Registrar of Companies in England and Wales.

Consolidated Profit and Loss Accounts

	Notes	2001	2000 restated (see note 3)	1999 restated (see note 3)
		£'000	£'000	£'000
Turnover	2	7,121	7,018	2,165
Direct costs		(351)	(381)	(81)
Gross profit		6,770	6,637	2,084
Research and development expenses		(21,393)	(15,728)	(13,574)
General and administration expenses		(6,443)	(4,842)	(2,684)
Operating loss		(21,066)	(13,933)	(14,174)
Interest receivable (net)	5	9,295	5,644	1,810
Loss on ordinary activities before taxation	4	(11,771)	(8,289)	(12,364)
Taxation on loss on ordinary activities	7	—	—	(1)
Loss for the financial year		(11,771)	(8,289)	(12,365)
Loss per share — basic and fully diluted (pence)	8	33.3p	27.5p	50.9p

The losses for all years arise from continuing operations.

Consolidated Statements of Total Recognised Gains and Losses

	2001	2000	1999
	£'000	£'000	£'000
Loss for the financial year	(11,771)	(5,161)	(12,731)
Gain/(loss) on foreign exchange translation	1	(7)	(1)
Total recognised losses relating to the year	(11,770)	(5,168)	(12,732)
Prior year adjustment (as explained in note 3)	(6,594)		
Total recognised losses since last Annual Report and financial statements	(18,364)		

The accompanying notes are an integral part of these consolidated profit and loss accounts and consolidated statements of total recognised gains and losses.

215

Consolidated Balance Sheets

	Notes	2001	2000 restated (see note 3)	2000 as originally reported	1999
		£'000	£'000	£'000	£'000
Fixed assets					
Intangible assets	9	4,075	4,448	4,448	4,822
Tangible fixed assets	10	6,642	5,008	5,008	5,837
		10,717	9,456	9,456	10,659
Current assets					
Debtors	12	4,940	3,452	3,452	894
Investment in liquid resources	13	156,228	156,502	156,502	22,773
Cash at bank and in hand		585	26	26	849
		161,753	159,980	159,980	24,516
Creditors					
Amounts falling due within one year	14	(8,335)	(9,627)	(8,427)	(3,275)
Net current assets		153,418	150,353	151,553	21,241
Total assets less current liabilities		164,135	159,809	161,009	31,900
Creditors					
Amounts falling due after more than one year	15	(8,085)	(7,369)	(1,975)	—
Net assets		156,050	152,440	159,034	31,900
Capital and reserves					
Called-up share capital	17	3,546	3,477	3,477	2,528
Share premium account	17	195,017	179,706	179,706	48,465
Other reserve	18	13,451	13,451	13,451	13,339
Profit and loss account	18	(55,964)	(44,194)	(37,600)	(32,432)
Shareholders' funds — all equity	19	156,050	152,440	159,034	31,900

The accompanying notes are an integral part of these consolidated balance sheets.

216

Consolidated Cash Flow Statements

	Notes	2001	2000	1999
		£'000	£'000	£'000
Net cash outflow from operating activities	20	(19,150)	(3,609)	(11,188)
Returns on investments and servicing of finance	21	8,322	4,245	2,100
Taxation	21	—	—	(1)
Capital expenditure and financial investment	21	(3,481)	(974)	(2,672)
Net cash outflow before management of liquid resources and financing		(14,309)	(338)	(11,761)
Management of liquid resources	21	274	(133,729)	12,051
Financing	21	15,380	132,293	535
Increase/(decrease) in cash	22	1,345	(1,774)	825

The accompanying notes are an integral part of these consolidated cash flow statements.

217

Notes to the Financial Statements

1. Accounting policies

A summary of the principal accounting policies is set out below. These have all been applied consistently throughout the periods covered by this report with the exception of the policy for revenue recognition which is now as explained below and the impact of this change is explained in note 3.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Basis of consolidation

The Group financial statements consolidate the financial statements of Cambridge Antibody Technology Group plc ("CAT") and its subsidiary undertakings, drawn up to 30 September each year.

The acquisition of CAT Limited, by way of share for share exchange on 20 December 1996, was accounted for as a group reconstruction in accordance with Financial Reporting Standard Number 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method.

Goodwill

Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. It is amortised over its useful economic life, subject to reviews for impairment where necessary. Goodwill previously written off directly against reserves remains so eliminated.

Turnover

Turnover principally consists of income received in the normal course of business from licence fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights, and royalties. These are stated net of trade discounts, VAT and other sales related taxes.

A description of the various elements of turnover and their accounting policies is given below. In accordance with emerging best practice, the Group's accounting policy for some elements of turnover has been revised, and where relevant those revisions are also described.

Licence fees

In previous years non-refundable licence fees were recognised when received. Under the revised policy, licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licensed. Under both the previous and revised accounting policy for licence fees where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered. The impact of adopting the revised policy on current results and figures reported in prior periods is disclosed in note 3.

Technical milestones

During certain research and development programs the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. In previous years non-refundable technical milestones were recognised when received. The revised policy is that such milestones are recognised based on the percentage of

Notes to the Financial Statements

Technical milestones (cont.)

completion of the relevant research and development program subject to the total revenue recognised being limited to the aggregate amount of milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the program. The impact of adopting the revised policy on current results and figures reported in prior periods is disclosed in note 3.

Clinical milestones

The Group receives non-refundable clinical development milestones when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group's proprietary technology. Such milestones are recognised when received except that if such milestones are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

Research and development services

The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group's employees working under the direction of the collaborator to further the collaborator's research and development effort. Such contracts are made on the basis of Full Time Equivalent ("FTE") employees and are charged at a specified rate per FTE. Revenues from FTE services are recognised as the services are rendered.

Purchased rights

Under an agreement with Drug Royalty Corporation Inc. ("DRC") the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The Group's accounting policy was to credit the payment to income when received. The revised policy is that the payment be deferred and recognised ratably over the period for which rights were purchased. The impact of adopting this revised policy on current results and figures reported in prior periods is disclosed in note 3.

Royalties

Royalty income is generated by sales of products incorporating the Group's proprietary technology and is recognised when received. The Group has yet to receive any significant royalty payments.

Government grants

Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Taxation (cont.)

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements. Neither is deferred tax recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Research and development

Research and development expenditure is written off as incurred.

Collaboration arrangements

The Group has entered into certain collaboration arrangements whereby the parties agree to work jointly on research and development of potential therapeutic products. Under such arrangements the parties agree which elements of research and development each will perform. These arrangements do not include the creation of any separate entity to conduct the activities nor any separate and distinct assets or liabilities. The parties agree that the combined cost of all relevant activities will be borne by the parties in a particular proportion and that net revenues derived from sales of any resulting product will be shared similarly. The sharing of costs will result in balancing payments between the parties and such payments receivable or payable will be respectively added to or deducted from research and development costs in the profit and loss account. Any amounts receivable or payable at a period end are included in the balance sheet under debtors or creditors.

Pension costs

The Group operates a group personal pension plan which is a defined contribution scheme. The amount charged to the profit and loss account in respect of pension costs is the Group's contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Intangible assets

Purchased intangible assets (excluding research and development costs and goodwill) are capitalised as assets on the balance sheet at fair value on acquisition and amortised over their useful economic lives, subject to reviews for impairment where necessary. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition. The Group's purchased intangible assets comprise certain patents which are being written off over their term to expiry which is between 12 and 16 years from the date of acquisition. When reviewing these assets for impairment the Directors have considered future cash flows arising.

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land on a straight-line basis at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

Freehold buildings: over 12 years.

Motor vehicles: 33⅓% per annum.

Office and laboratory equipment: 25% per annum.

Fixtures and fittings: over five years (or the remaining lease term if less).

Investments

Fixed asset investments are shown at cost less provision for impairment.

Liquid resources

Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors. Where relevant a provision is made such that cost plus accrued interest does not exceed market value.

Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term even if payments are made on another basis.

2. Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group substantially all of which take place in the United Kingdom.

2. Turnover and loss on ordinary activities before taxation (cont.)

Turnover principally consists of licence fees, milestone payments and fees for research and development services provided under corporate agreements.

	2001	2000 restated (see note 3)	1999 restated (see note 3)
	£'000	£'000	£'000
Total turnover	9,421	7,018	2,165
Less: intra-group eliminations	(2,300)	—	—
Consolidated turnover	7,121	7,018	2,165

Consolidated turnover was generated from customers in the following geographical areas:

	2001	2000 restated (see note 3)	1999 restated (see note 3)
	£'000	£'000	£'000
United Kingdom	—	316	80
Europe	53	1,104	831
United States of America	6,969	5,598	1,126
Rest of World	99	—	128
	7,121	7,018	2,165

Net assets of £643,000 (excluding creditors eliminated on consolidation of £2,387,000) (2000 — £16,000, excluding creditors eliminated on consolidation of £87,000) and total assets of £643,000 (2000 — £16,000) are held in the United States of America.

3. Prior year adjustment

The Group policy for recognising turnover was changed during 2001 in accordance with emerging best practice. The Directors consider that the revised policy provides a fairer presentation of the results and financial position of the Group because under the revised policy, where a contractual performance is incomplete despite the Group having received non-refundable payments, revenue is only recognised to the extent that the Group has performed its obligations and such performance has resulted in benefits accruing to the customer. (See note 1).

The effects of the change in this accounting policy are summarised below:

	2001	2000	1999
	£'000	£'000	£'000
Profit and loss account			
Turnover:			
Revised accounting policy	7,121	7,018	2,165
Previous accounting policy	9,595	10,146	1,799
(Increase)/decrease in loss for the financial year	(2,474)	(3,128)	366
Balance sheet			
Creditors:			
Amounts falling due within one year — deferred income	(1,564)	(1,200)	(655)
Amounts falling due after more than one year — deferred income	(7,504)	(5,394)	(2,811)
Decrease in net assets	(9,068)	(6,594)	(3,466)

222

4. Loss on ordinary activities before taxation

	2001 £'000	2000 £'000	1999 £'000
The loss on ordinary activities before taxation is stated after charging (crediting):			
Depreciation and amounts written off tangible fixed assets:			
— owned	2,146	1,808	1,621
— held under hire purchase contracts	—	—	6
Amortisation of patents	373	374	389
Auditors' remuneration — audit	42	27	25
— other	149	219	35
Foreign exchange (gain)/loss	(56)	(123)	7
Government grants	—	—	(2)
Operating lease rentals:			
— plant and machinery	3	3	1
— other operating leases	721	290	275
Allocations under equity participation schemes	416	459	203

5. Interest receivable (net)

	2001 £'000	2000 £'000	1999 £'000
Interest receivable	9,295	5,644	1,812
Interest payable on hire purchase contracts	—	—	(2)
	9,295	5,644	1,810

6. Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group was as follows:

	2001 Number	2000 Number	1999 Number
Management and administration	32	22	20
Research and development	192	139	130
	224	161	150

Their aggregate remuneration comprised:

	£'000	£'000	£'000
Wages and salaries	7,268	5,233	4,565
Social security costs — (credit)/charge provided on unapproved options	(194)	523	—
— on wages and salaries	740	527	460
Other pension costs	641	432	373
	8,455	6,715	5,398

The Group has made a provision for employer's National Insurance payable on certain options granted under the CSOP Part 'B' scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer's contributions.

223

6. **Staff costs (cont.)**

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

The provision is being made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. For this purpose the performance period is assumed to be of minimum duration.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and, the market value of the shares.

The market price of shares at 30 September 2001 was £13.90. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would amount to £179,000. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by £64,000.

The emoluments of the Directors who served during the year ended 30 September 2001 were as follows:

	Fees/basic salary	Taxable benefits	Performance-related remuneration	Total	Pension contributions
	£'000	£'000	£'000	£'000	£'000
Executive Directors					
J C Aston	130.0	11.9	41.2	183.1	13.0
D J Chiswell	195.0	11.9	58.4	265.3	19.5
D R Glover	130.0	11.9	40.0	181.9	13.0
K S Johnson	130.0	11.9	37.1	179.0	13.0
Non-Executive Directors					
U Bicker	21.0	—	—	21.0	—
J L Foght	21.0	—	—	21.0	—
P B Garland	45.0	0.4	—	45.4	—
Sir Aaron Klug	21.0	0.1	—	21.1	—
P A Nicholson	21.0	2.2	—	23.2	—
J W Stocker	33.0	—	—	33.0	—
Aggregate emoluments	747.0	50.3	176.7	974.0	58.5

The emoluments of the Directors who served during the year ended 30 September 2000 were as follows:

	Fees/basic salary	Taxable benefits	Performance-related remuneration	Total	Pension contributions
	£'000	£'000	£'000	£'000	£'000
Executive Directors					
J C Aston	115.0	12.1	32.6	159.7	11.5
D J Chiswell	155.0	11.4	55.2	221.6	15.5
D R Glover	115.0	12.1	28.9	156.0	11.5
K S Johnson	115.0	11.7	32.6	159.3	11.5

224

6. Staff costs (cont.)

	Fees/basic salary	Taxable benefits	Performance-related remuneration	Total	Pension contributions
	£'000	£'000	£'000	£'000	£'000
Non-Executive Directors					
U Bicker	20.0	—	—	20.0	—
J L Foght[(i)]	20.0	—	—	20.0	—
P B Garland	40.0	0.5	—	40.5	—
Sir Aaron Klug	20.0	—	—	20.0	—
P A Nicholson	20.0	0.2	—	20.2	—
J W Stocker	32.0	—	—	32.0	—
Aggregate emoluments	652.0	48.0	149.3	849.3	50.0

(i) Of the fees for the services of J L Foght, £10,000 was paid to Prudential Vector Healthcare Group.

The emoluments of the Directors who served during the year ended 30 September 1999 were as follows:

	Fees/basic salary	Taxable benefits	Performance-related remuneration	Total	Pension contributions
	£'000	£'000	£'000	£'000	£'000
Executive Directors					
J C Aston	110.3	12.1	23.1	145.5	11.0
D J Chiswell	148.5	12.7	32.9	194.1	14.9
D R Glover	110.3	12.1	23.1	145.5	11.0
K S Johnson	110.3	12.1	28.8	151.2	12.0
Non-Executive Directors					
U Bicker	14.8	—	—	14.8	—
A C D Cumming	3.3	—	—	3.3	—
J L Foght[(i)]	20.0	—	—	20.0	—
P B Garland[(ii)]	35.0	—	—	35.0	—
Sir Aaron Klug	20.0	—	—	20.0	—
P A Nicholson	14.8	—	—	14.8	—
J W Stocker	32.0	—	—	32.0	—
Aggregate emoluments	619.3	49.0	107.9	776.2	48.9

(i) Fees for the services of J L Foght were paid to Prudential Vector Healthcare Group.

(ii) Of the fees for the services of P B Garland, £11,667 was paid to the Institute of Cancer Research.

7. Taxation on loss on ordinary activities

	2001	2000	1999
	£'000	£'000	£'000
Overseas taxation	—	—	1

At 30 September 2001 the Group had tax losses of approximately £60 million (2000 — £36 million, 1999 — £31 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to £17 million representing such losses has not been recognised.

225

8. Loss per share

Potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since the Group has reported losses, its basic and fully diluted loss per share are therefore equal.

Loss per ordinary share (basic and fully diluted) is based on the loss for the financial year of £11,771,000 (2000, as restated — £8,289,000, 1999, as restated — £12,365,000) and a weighted average number of ordinary shares of 35,313,260 (2000 — 30,179,818, 1999 — 24,314,191).

9. Intangible assets

	Patents £'000
Cost:	
At 1 October 1999, 30 September 2000 and 30 September 2001	5,265
Amortisation:	
At 1 October 1999	443
Charge for the year	374
At 30 September 2000	817
Charge for the year	373
At 30 September 2001	1,190
Net book value:	
At 30 September 2001	4,075
At 30 September 2000	4,448
At 30 September 1999	4,822

10. Tangible fixed assets

	Freehold land and buildings £'000	Fixtures and fittings £'000	Laboratory equipment £'000	Office equipment £'000	Motor vehicles £'000	Total £'000
Cost:						
At 1 October 1999	788	2,819	5,495	543	33	9,678
Additions	—	182	717	119	—	1,018
Disposals	—	—	(55)	(5)	(27)	(87)
At 30 September 2000	788	3,001	6,157	657	6	10,609
Additions	—	1,428	2,004	339	14	3,785
Disposals	(3)	—	(2)	—	—	(5)
At 30 September 2001	785	4,429	8,159	996	20	14,389
Depreciation:						
At 1 October 1999	41	1,023	2,455	303	19	3,841
Charge for the year	49	450	1,193	111	5	1,808
Eliminated in respect of disposals	—	—	(24)	(2)	(22)	(48)
At 30 September 2000	90	1,473	3,624	412	2	5,601
Charge for the year	49	565	1,375	154	3	2,146
At 30 September 2001	139	2,038	4,999	566	5	7,747
Net book value:						
At 30 September 2001	646	2,391	3,160	430	15	6,642
At 30 September 2000	698	1,528	2,533	245	4	5,008
At 30 September 1999	747	1,796	3,040	240	14	5,837

226

11. Fixed asset investments

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:

Name and Country of incorporation and operation	Principal activity	Percentage of ordinary shares held
CAT Limited England	Research and development	100%
CAT Group Employees' Trustees Limited England	Share scheme trust company	100%
Optein Inc. (trading as Aptein Inc.) USA	Research and development	100%
Denzyme ApS Denmark	Research and development	100%(i)

(i) Held by CAT Limited.

12. Debtors

	2001 £'000	2000 £'000
Due within one year:		
Trade debtors	732	970
Other debtors	386	363
Prepayments and accrued income	3,822	2,119
	4,940	3,452

13. Investment in liquid resources

	2001 £'000	2000 £'000
Negotiable securities:		
Floating rate note	14,285	—
Certificates of deposit	128,498	132,295
Term deposits	13,445	24,207
	156,228	156,502

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in sterling in interest bearing marketable securities as described in note 16.

227

14. Creditors

	2001	2000 restated (see note 3)
	£'000	£'000
Amounts falling due within one year:		
Bank overdraft	163	949
Trade creditors	727	1,035
Taxation and social security	—	669
Other creditors	534	2
Accruals	3,953	2,924
Deferred income	2,958	4,048
	8,335	9,627

The bank overdraft comprises payments to suppliers and other third parties which are in the course of presentation.

15. Creditors

	2001	2000 restated (see note 3)
	£'000	£'000
Amounts falling due after more than one year:		
Deferred income	8,085	7,369

16. Financial instruments

The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. Other than the investing activities referred to in note 13 the Group does not trade in financial instruments or derivatives.

The Group's liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

- Investments only in freely negotiable instruments or deposit with specified banks and building societies.
- For the whole fund, limits on the maximum exposure to counterparties with particular minimum credit ratings, which ratings have been set deliberately high.
- For investments in particular classes of instrument, minimum credit ratings (which are tighter than for the fund as a whole) or an agreed counterparty list.
- For the whole fund, a maturity profile which is tailored to the Group's expected cash requirements (as investments are generally held to maturity).
- No currency exposure or short positions.

These criteria are set by the Board and are reviewed when deemed necessary. The principal purpose of the Group's liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the actual return made on the investments. The criteria for fund management reflect this. The Audit Committee reviews the return made on the Group's funds against benchmark market returns half yearly. The majority of the Group's investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are held to maturity. Declines in interest rates over time will, however, reduce the Group's interest income.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may

16. Financial instruments (cont.)

give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group's functional currency.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date, the Group has not hedged any transactional currency exposure but will keep such exposures under review and where prudent and appropriate may enter into such transactions in future.

	Fixed rate financial assets[i]	Floating rate financial assets[ii]	Financial liabilities on which no interest is paid	Total
	£'000	£'000	£'000	£'000
Financial assets and liabilities				
At 30 September 2001				
Sterling assets/(liabilities)	8,498	147,731	(1,346)	154,883
United States Dollar assets	—	1,760	—	1,760
Other assets	—	7	—	7
Book value	8,498	149,498	(1,346)	156,650
Fair value	8,966	151,943	(1,346)	159,563

(i) Interest rates determined for more than one year.

(ii) Interest rates determined at least once a year.

	Fixed rate financial assets[i]	Floating rate financial assets[ii]	Financial liabilities on which no interest is paid	Total
	£'000	£'000	£'000	£'000
Financial assets and liabilities				
At 30 September 2000				
Sterling assets/(liabilities)	17,597	138,911	(1,418)	155,090
United States Dollar assets	—	485	—	485
Other assets	—	4	—	4
Book value	17,597	139,400	(1,418)	155,579
Fair value	17,526	141,131	(1,418)	157,239

(i) Interest rates determined for more than one year.

(ii) Interest rates determined at least once a year.

The weighted average return on the fixed rate financial assets for 2001 was 6.1% (2000 — 6.4%), which was fixed over a weighted average term of 1.5 years (2000 — 1.4 years). The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short-term debtors and creditors have been excluded. The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation. These are payable on demand. The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

229

16. Financial instruments (cont.)

Currency exposures

At the year ends the Group's individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

	USD £'000	Sterling £'000	Other £'000	Total £'000
At 30 September 2001				
Functional currency: Sterling	30	—	(2)	28
United States Dollar	—	(88)	—	(88)
	30	(88)	(2)	(60)
At 30 September 2000				
Functional currency: Sterling	313	—	13	326
United States Dollar	—	(87)	—	(87)
	313	(87)	13	239

Transactions in such monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

17. Called-up share capital and share premium account

	2001 £'000	2000 £'000
Authorised		
50,000,000 (2000 — 50,000,000) ordinary shares of 10p each — equity	5,000	5,000

During the two years ending 30 September 2001 the Directors exercised their powers to allot ordinary shares as shown in the table below.

	10p ordinary shares Number	Called-up share capital £'000	Share premium account £'000
Allotted, called-up and fully paid — equity			
At 1 October 1999	25,281,365	2,528	48,465
Issued to the Staff Share Scheme	66,000	7	183
Exercise of options	761,010	76	2,173
Exercise of options(i)	42,500	4	—
In lieu of fees(ii)	12,194	1	34
Placement of shares(iii)	56,000	6	155
Open offer and International offering(iii)	5,010,532	501	88,838
To Monsanto SA as part of a corporate agreement in January 2000(iii)(iv)	1,870,837	187	7,189
To Human Genome Sciences Inc as part of a corporate agreement in April 2000(iii)(v)	1,670,000	167	32,669
At 30 September 2000	34,770,438	3,477	179,706
Issued to the All-Employee Share Ownership Plan	13,230	1	436
Exercise of options	363,073	36	1,332
In lieu of fees(ii)	1,142	1	35
Adjustment to fundraising expenses	—	—	15
To Genzyme Corporation as part of a corporate agreement in October 2000(iii)(vi)	307,982	31	13,493
At 30 September 2001	35,455,865	3,546	195,017

230

(i) Exercised over shares in CAT Limited and exchanged. Issued at an aggregate premium of £112,000.

(ii) All Non-Executive Directors elected to take part of their fees in shares.

(iii) Net of expenses.

(iv) Shares were issued at a price of £4.15 per share, being a 15% premium of the average share price for the 20 days prior to 24 December 1999.

(v) Shares were issued at a price of £20.75 per share, being a 20% premium of the average share price for the 20 days prior to 1 March 2000.

(vi) Shares were issued at a price of £44.59 per share, being a 15% premium to the average share price for the 20 days prior to 27 September 2000.

At 30 September 2001 options had been granted over ordinary shares of the Company. Options also exist over shares in CAT Limited which are matched with share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company. The tabulation of options below reflects the effective numbers and exercise prices of options over shares in the Company.

Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. Where relevant, pairs of linked options are counted as a single option.

At 30 September 2001 share options and other rights were as follows:

	Maximum number
Options to Directors, consultants and employees	1,500,983
Contractual options	16,995
Total	1,517,978

	Exercise price	Earliest date exercisable	Latest date exercisable	Notes	Number
Old schemes	£1.28	15 September 1996	14 September 2003	(i)	20,350
	£1.28	28 April 1998	27 April 2005	(i)	25,000
	US$4.80	19 April 2001	19 April 2006		75,000
	£3.00	4 September 1999	3 September 2006	(i)	132,929
	£3.00	16 December 1999	15 December 2003		150,000
CSOP	£5.00	24 March 2000	23 March 2004	(ii)	43,670
	£5.00	24 March 2000	23 March 2007	(ii)	47,830
	£5.58	2 June 2000	1 June 2004	(ii)	3,584
	£5.58	2 June 2000	1 June 2007	(ii)	5,376
	£5.00	18 December 2000	18 December 2004	(ii)	69,800
	£5.00	19 December 2000	18 December 2007	(ii)	42,500
	£5.00	25 June 2001	24 June 2008	(ii)	47,500
	£5.00	27 November 2001	26 November 2008	(iii)	17,500
	£2.42	27 November 2001	26 November 2005	(iii)	172,078
	£2.42	27 November 2001	26 November 2008	(iii)	61,486
	£2.10	28 May 2002	27 May 2009	(iii)	5,625
	£2.87	3 December 2002	2 December 2006	(iii)	411,189
	£2.87	3 December 2002	2 December 2009	(iii)	70,421
	£23.03	26 May 2003	25 May 2010	(iii)	3,264
CSOP — granted in 2001	£30.54	1 December 2003	30 November 2007	(iii)	62,204
	£30.54	1 December 2003	30 November 2010	(iii)	20,260
	£25.66	25 May 2004	24 May 2008	(iii)	1,458
	£25.66	25 May 2004	24 May 2011	(iii)	8,488
	£21.62	18 June 2004	17 June 2011	(iii)	3,471
					1,500,983

(i) Includes linked options.

231

(ii) These options were subject to the condition as stated in note (iii) below. During 2001 this condition was satisfied.

(iii) These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

Certain consultancy agreements contain the right to subscribe, subject to conditions, for up to 16,995 shares at £3 per share.

18. Profit and loss account and other reserve

	Profit and loss account	Other reserve
	£'000	£'000
At 1 October 1999	(32,432)	13,339
Retained loss for the year	(5,161)	—
Foreign exchange translation	(7)	—
Premium on issue of capital in subsidiary	—	112
At 30 September 2000 as previously stated	(37,600)	13,451
Prior year adjustment	(6,594)	—
At 30 September 2000 as restated	(44,194)	13,451
Retained loss for the year	(11,771)	—
Foreign exchange translation	1	—
At 30 September 2001	(55,964)	13,451

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

The cumulative amount of goodwill written off against the Group's reserves is £229,000 (2000 and 1999 — £229,000).

19. Reconciliation of movements in Group shareholders' funds

	2001	2000	1999
	£'000	£'000	£'000
Loss for the financial year	(11,771)	(5,161)	(12,731)
Other recognised gains and losses relating to the year	1	(7)	(1)
	(11,770)	(5,168)	(12,732)
New shares issued	15,380	132,302	2,824
Shares to be issued — deferred consideration (net)	—	—	(1,650)
Net increase in shareholders' funds	3,610	127,134	(11,558)
Opening shareholders' funds as previously stated	159,034	31,900	43,458
Prior year adjustment	(6,594)	—	—
Opening shareholders' funds as restated	152,440	31,900	43,458
Closing shareholders' funds	156,050	159,034	31,900

232

20. Reconciliation of operating loss to operating cash flows

	2001	2000 restated (see note 3)	1999 restated (see note 3)
	£'000	£'000	£'000
Operating loss	(21,066)	(13,933)	(14,174)
Depreciation charge	2,146	1,808	1,627
Amortisation of patents	373	374	389
Loss/(profit) on disposal of fixed assets	1	(5)	—
(Increase)/decrease in debtors	(515)	(1,159)	264
(Decrease)/increase in creditors	(89)	9,306	706
Net cash outflow from operating activities	(19,150)	(3,609)	(11,188)

21. Analysis of cash flows

	2001	2000	1999
	£'000	£'000	£'000
Returns on investments and servicing of finance			
Interest received	8,322	4,245	2,102
Interest paid	—	—	(2)
Net cash inflow	8,322	4,245	2,100
Taxation			
Overseas taxation paid	—	—	(1)
Net cash outflow	—	—	(1)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(3,485)	(1,018)	(2,672)
Sale of tangible fixed assets	4	44	—
Net cash outflow	(3,481)	(974)	(2,672)
Management of liquid resources			
Decrease/(increase) in term deposits	10,762	(23,980)	2,062
Net (purchase)/sale of securities	(10,488)	(109,749)	9,989
Net cash inflow/(outflow)	274	(133,729)	12,051
Financing			
Issue of ordinary share capital	15,380	132,302	539
Capital elements of finance lease rental payments	—	(9)	(4)
Net cash inflow	15,380	132,293	535

Liquid resources comprise current asset investments in negotiable securities and cash deposits.

22. Analysis and reconciliation of net funds

	1 October 2000	Cash flow	Exchange movement	30 September 2001
	£'000	£'000	£'000	£'000
Cash at bank	26	559	—	585
Overdrafts	(949)	786	—	(163)
		1,345		
Liquid resources	156,502	(274)	—	156,228
Net funds	155,579	1,071	—	156,650

	1 October 1999	Cash flow	Exchange movement	30 September 2000
	£'000	£'000	£'000	£'000
Cash at bank	849	(825)	2	26
Overdrafts	—	(949)	—	(949)
		(1,774)		
Liquid resources	22,773	133,729	—	156,502
Finance leases	(9)	9	—	—
Net funds	23,613	131,964	2	155,579

	1 October 1998	Cash flow	Exchange movement	30 September 1999
	£'000	£'000	£'000	£'000
Cash at bank	20	825	4	849
Liquid resources	34,824	(12,051)	—	22,773
Finance leases	(13)	4	—	(9)
Net funds	34,831	(11,222)	4	23,613

	2001	2000	1999
	£'000	£'000	£'000
Increase/(decrease) in cash in the year	1,345	(1,774)	825
(Decrease)/increase in liquid resources	(274)	133,729	(12,051)
Decrease in lease financing	—	9	4
Change in net funds resulting from cash flows	1,071	131,964	(11,222)
Exchange movement	—	2	4
Movement in net funds in year	1,071	131,966	(11,218)
Net funds at beginning of year	155,579	23,613	34,831
Net funds at end of year	156,650	155,579	23,613

23. Financial commitments

Capital commitments of the Group were as follows:

	2001	2000	1999
	£'000	£'000	£'000
Contracted but not provided for	827	167	25

Annual commitments of the Group under operating leases are as follows:

	Land and buildings 2001	Other 2001	Land and buildings 2000	Other 2000	Land and buildings 1999	Other 1999
	£'000	£'000	£'000	£'000	£'000	£'000
Expiry date:						
— within one year	—	2	—	—	—	—
— between two and five years	—	1	—	3	—	3
— after five years	836	—	275	—	268	—

The Group has agreed to lease one further building in South Cambridgeshire which is currently being constructed to provide future accommodation. This will comprise approximately 66,000 square feet of office and laboratory space.

24. Pension arrangements

The Group operates a group personal pension plan. Group contributions payable for the year to 30 September 2001 were £641,000 (2000 — £432,000; 1999 — £378,000).

25. Related party transactions

During the 2000 financial year CAT Limited paid a fee of US$1.3 million to Prudential Vector Healthcare Group ("Prudential Vector") under an arrangement whereby Prudential Vector agreed to provide certain financial advisory services. The arrangement was subsequently terminated although Prudential Vector were, in certain circumstances, entitled to a further fee in respect of further transactions entered into by CAT Limited in the period up to February 2001. No such further transactions or payments have taken place.

J L Foght was a managing director of Prudential Vector at the time the arrangement was entered into and the payment made and is a Non-Executive Director of the Company.

The Board of Directors has determined that this transaction does not interfere with Dr Foght's exercise of independent judgement and accordingly has determined that it is in the best interests of the Company that he continues to serve on the Audit Committee.

In accordance with Financial Reporting Standard Number 8 — Related Party Disclosures, the Group does not disclose transactions or balances between group entities which are wholly eliminated on consolidation.

26. Litigation

In Europe, CAT's patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich is currently stayed pending the outcome of appeal proceedings at the European Patent Office. Both patents were upheld by the Opposition Division, there is an appeal pending on Winter II and it is anticipated that there will also be an appeal on the McCafferty patent.

In 2000 Crucell issued writs against the Medical Research Council (MRC), Scripps and Stratagene in a Dutch national court, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of the patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its agreements with the defendants, CAT is responsible for the defence of these proceedings. The Court has declined jurisdiction for Crucell's non infringement claims and assumed jurisdiction only on the invalidity claims (any decision will only cover Holland). The court's ruling to decline jurisdiction in the Winter II case is currently under appeal by Crucell.

In the US, the litigation brought by MorphoSys in 1999 against CAT relating to the Griffiths patent was the subject of a trial in Washington DC in April 2001. MorphoSys asked the court to revoke the Griffiths patent claiming it was invalid on a number of grounds. They also asked for a declaration that they did not infringe the patent. CAT counter-claimed that MorphoSys did infringe the patent. After the trial, the jury was unable to agree on a decision apart from finding that CAT was entitled to the priority dates of its British patent applications. The Judge subsequently ruled in favour of CAT denying MorphoSys' claims that the patent was invalid on the grounds of anticipation, written description, indefiniteness and enablement. The Judge also ruled that the issue of whether the patent was invalid on the ground that it was obvious it could only be decided by a jury and therefore would be retried before a new jury. The Judge took the preliminary view that MorphoSys should prevail on the issue of infringement, but asked for further briefing on this point. This has been provided and CAT is currently awaiting his decision. MorphoSys has commenced a similar action against CAT in respect of the parent US McCafferty patent. A trial date is currently set for February 2003.

During 2001 there were four Winter/Lerner/Huse patents granted as well as a separate Winter II patent (following the earlier settlement of an interference proceeding between CAT, The Scripps Research Institute and Stratagene over the Winter II and Winter Huse/Lerner patents in 1999). CAT now has worldwide commercial rights to all five of these patents. CAT commenced an action against MorphoSys in respect of the Winter II patent and separately also against MorphoSys in respect of two of the Winter/Lerner/Huse patents. The Winter/

Lerner/Huse action is proceeding in Washington DC and CAT is awaiting a determination as to the location for the Winter II action.

CAT intends to defend these proceedings vigorously and does not believe that there is merit in these claims. Whatever the outcome of the above litigation activity, CAT believes that its ability to operate its own technology will not be materially and adversely affected.

As previously reported, following certain share issues by CAT Limited, Continental Venture Capital Limited ("CVC") issued proceedings in the State of New York claiming that it is entitled to anti-dilution shares (equivalent to 25,790 ordinary shares of 10p). If CVC succeeds then the Directors would be obliged to issue anti-dilution shares to all similarly situated participants (approximately 763,000 ordinary shares of 10p). Both parties issued cross motions for summary judgment which were denied in May 2000. There has been no change in the status of these proceedings during the year and the Directors continue to believe, on the basis of legal advice they have received, that the proceedings have no merit.

PART V

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS FOR THE ENLARGED GROUP

Set out below is an unaudited pro forma statement of net assets of the Enlarged Group which has been prepared to illustrate the effect of the acceptance of the Offer and share issue on the financial statements of CAT on the assumption that the transactions were completed as at 30 September 2001. The pro forma statement has been prepared for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of the Enlarged Group.

The financial information in respect of CAT has been extracted without material adjustment from the audited financial statements of the Group for the year ended 30 September 2001. The financial information in respect of DRC has been extracted without material adjustment from the audited financial statements of DRC for the year ended 31 August 2001.

		Adjustments			
	CAT as at 30 September 2001	DRC as at 31 August 2001	DRC[1] as at 31 August 2001	Purchase adjustments[2]	Pro forma Enlarged Group
	£'000	C$'000	£'000	£'000	£'000
Fixed assets					
Goodwill	—	—	—	23,661	**23,661**
Intangible assets	4,075	46,783	20,104	(589)	**23,590**
Tangible fixed assets	6,642	92	39	—	**6,681**
Investments	—	3,780	1,624	—	**1,624**
	10,717	50,655	21,767	23,072	**55,556**
Current assets					
Debtors and other current assets — due within one year	4,940	4,435	1,906	—	**6,846**
Deferred tax asset	—	831	357	—	**357**
Cash at bank and investments in liquid resources	156,813	25,862	11,113	—	**167,926**
	161,753	31,128	13,376	—	**175,129**
Creditors					
Amounts falling due within one year	(8,335)	(732)	(315)	(2,872)	**(11,522)**
Net current assets	153,418	30,396	13,061	(2,872)	**163,607**
Total assets less current liabilities	164,135	81,051	34,828	20,200	**219,163**
Creditors					
Amounts falling due after more than one year	(8,085)	—	—	—	**(8,085)**
Net assets	156,050	81,051	34,828	20,200	**211,078**

Notes

1. For the purposes of this pro forma, the balance sheet of DRC at 31 August 2001 has been translated at an exchange rate of C$2.33 to £1, being the mid-point closing rate at 30 September 2001.

2. Adjustments have been made to reflect:

(a) Goodwill arising on the acquisition of DRC, calculated as follows:

		£'000
Consideration		55,028
Estimated expenses of acquisition		2,872
Less net assets of DRC at 31 August 2001:		
As stated	34,828	
Exclude value of CAT contract in intangible fixed assets	(589)	
		(34,239)
		23,661

(b) Consideration has been calculated as follows:

The value of the purchase consideration is based on the acquisition of a maximum of 42,050,411 DRC Shares at price of C$3.00 per DRC Share. This number of DRC Shares includes the number of DRC Shares anticipated to be issued to DRC's option holders in addition to the whole of the currently issued share capital of DRC. The exchange rate used to determine the pound sterling value of the consideration is C$2.29 to £1, being the Bank of Canada noon buying rate on 16 January 2001 (being the last trading day prior to the announcement of the Offer). The consideration will be payable in New Ordinary Shares or New ADSs, the number of New Ordinary Shares or New ADSs being determined on the basis set out in Part I of this document.

(c) This pro forma statement does not take account of any differences between the book values and the fair values which will be ascribed to the assets and liabilities of DRC upon the acquisition of DRC by CAT.

(d) No adjustment has been made to reflect any trading subsequent to the balance sheet dates shown above or other transactions entered into since the respective balance sheet dates of CAT or DRC.

The following is the text of a letter addressed to the Directors of CAT and Merrill Lynch International from Arthur Andersen, the reporting accountants, on the unaudited pro forma statement of net assets for the Enlarged Group set out above:



Arthur Andersen

Betjeman House
104 Hills Road
Cambridge CB2 1LH

Tel 01223 353906
Fax 01223 366287

www.andersen.com

1 February 2002

The Directors
Cambridge Antibody Technology Group plc
The Science Park
Melbourn
Cambridgeshire
SG8 6JJ

Merrill Lynch International
2 King Edward Street
London
EC1A 1HQ

Dear Sirs

We report on the pro forma statement of net assets ("the pro forma financial information") set out in Part V of the Listing Particulars dated 1 February 2002 issued by Cambridge Antibody Technology Group plc, which has been prepared, for illustrative purposes only, to provide information about how the proposed acquisition and issue of shares might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of Cambridge Antibody Technology Group plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority ("the Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued in the United Kingdom by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Cambridge Antibody Technology Group plc.

Our work has not been carried out in accordance with auditing standards generally accepted in Canada or the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

1. the pro forma financial information has been properly compiled on the basis stated;
2. such basis is consistent with the accounting policies of Cambridge Antibody Technology Group plc; and
3. the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

ARTHUR ANDERSEN

PART VI

ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

2.1 The Directors and their principal functions are as follows:

Professor Peter Garland MA MB PhD FRSE CBE (67)
Non-executive Chairman

Appointed to the Board of CAT in 1990 and became Chairman in September 1995. Until 1999, he was Chief Executive Officer of the Institute of Cancer Research, where he subsequently completed his Leverhulme Emeritus Fellowship. During his career, he has held a number of senior posts within academia and industry, including Professor of Biochemistry at the University of Dundee, Principal Scientist and Head of Biosciences at Unilever Research Colworth Laboratory and Director of Research at Amersham International plc. In 1999, he was awarded the CBE for his services to cancer research and biotechnology.

David Chiswell BSc PhD (48)
Chief Executive Officer

A founder of CAT, Dr Chiswell has been responsible for the operational management of CAT from its inception. He joined the Board in December 1995 and took on the role of Chief Executive Officer in 1996. Prior to joining CAT, he spent nine years at Amersham International plc, where his main responsibilities included product development and research management. Dr Chiswell's research experience was gained at the MRC Institute of Virology in Glasgow, the Department of Immunology and Microbiology at UCLA, California and in the Department of Tumour Virology at the Imperial Cancer Research Fund in London. Dr Chiswell has recently been elected to serve on the board of the Biotechnology Industry Organisation's "Emerging Companies Section" Governing Body for 2001 to 2002.

John Aston MA ACA (47)
Finance Director

Joined the Board as Finance Director in September 1996 and saw CAT through its flotation in March 1997. Prior to joining CAT, he was a Director in corporate finance with J. Henry Schroder & Co. Ltd. He qualified as a chartered accountant with Price Waterhouse and also worked at British Technology Group.

David Glover MA MB BChir MRCP FFPM (49)
Medical Director

Joined the Company in June 1994 as Vice-President Medical Development and was promoted to the Board in July 1997. Since 1984, his experience has been gained at Schering Plough Ltd., where he was Medical Director, and at Merck Sharp & Dohme Ltd., where he was initially clinical research physician, then Director of Medical Affairs. He has broad experience in drug development, regulatory affairs, clinical research and medical marketing. Prior to 1984, he held a series of hospital positions in general medicine and cardiology including a clinical research fellowship at the University of Birmingham. In September 2001, he was co-opted onto the board of management of the Association of the British Pharmaceutical Industry.

Kevin Johnson BSc PhD FRSA (41)
Chief Technology Officer

Dr Johnson joined CAT in 1990. Before being appointed to the Board in July 1997, he held the position of Vice-President Research and prior to that Head of Research. In 2000, Dr Johnson became Chief Technology Officer responsible for exploitation and development of CAT's technology platforms. Prior to 1990, he was a fellow of the University of Melbourne, Australia, and a John Lucas Walker Senior Student at the University of Cambridge, where he originally gained his PhD.

Professor Uwe Bicker MD PhD (56)
Non-executive Director

Joined the Board of CAT in February 1999. He is Executive Chairman of Dade Behring Holdings Inc. and a member of the board of management of Aventis Research & Technologies AG. He is also Chairman of the Advisory Board of Scil Technology Holdings and a member of the Board of Philipps University, Germany. Previously he was a member of the executive board of Boehringer Mannheim GmbH (now Roche), a member of the executive board of Behringwerke AG and a member of the executive board of HoechstMarionRoussell. He is a qualified physician, holds doctorates in medicine and chemistry, and is a professor at the University of Heidelberg Medical School, Germany.

James Foght PhD MS BS (65)
Non-executive Director

Has been on the Board of CAT since 1996. He is currently Managing Director of Vector Securities International LLC and previously served on the board of Avocet Medical Inc. He was President and co-founder of Vector Securities International Inc., which was acquired by Prudential Insurance Company of America in 1999. He has considerable experience of the pharmaceutical and diagnostic industries, having spent some 23 years with EI du Pont de Nemours, France in management and research, latterly as Managing Director of DuPont (UK).

Professor Sir Aaron Klug OM FRS ScD HonFRCP HonFRCPath Nobel Laureate (1982) (75)
Non-executive Director

Has been on the Board of CAT since the Company was founded in 1990. Prior to his retirement in 1996, he was Honorary Professor of Molecular Biology at the University of Cambridge and Director of the MRC Laboratory of Molecular Biology also in Cambridge. He continues to lead a research group on the regulation of gene expression at the MRC. He is a Foreign Associate of the US National Academy of Sciences and a past President of the Royal Society.

Paul Nicholson MB BS FFPM (64)
Non-executive Director

Appointed to the Board of CAT in February 1999. He is a qualified physician and has extensive experience of the pharmaceutical industry, most recently as Senior Vice-President of Worldwide Development at SmithKline Beecham. He retired from SmithKline Beecham at the end of 1998. He previously held senior positions at Monsanto, Hoechst and Sterling Winthrop. He serves on the board of a number of bioscience companies.

John Stocker AO MB BS BMedSc PhD FRACP (56)
Non-executive Director

Appointed to the Board of CAT in March 1995. He is Chairman of Sigma Company Ltd. and a Director of Telstra Corporation Ltd., Nufarm Ltd., and Circadian Technologies Ltd., companies listed on the Australian Stock Exchange. He was formerly Chief Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co in Basel. He is also Chairman of CAT's Scientific Advisory Board.

The business address of each of the above is The Science Park, Melbourn, Cambridgeshire SG8 6JJ.

2.2 All companies and partnerships of which the Directors have been a director or partner at any time in the previous five years (other than companies within the Group) are as set out below. Directorships of subsidiaries of companies of which the Director is a director have not been disclosed.

Name	Current directorships	Past directorships in the last five years
Professor Peter Bryan Garland	—	The Royal Cancer Hospital: Institute of Cancer Research
David John Chiswell	—	Sandhill Limited
John Christopher Aston	—	—
David Roy Glover	—	—
Kevin Stuart Johnson	—	—
Professor Uwe Bicker	Dade Behring Holdings Inc. Future Capital AG Aventis Research & Technologies AG	Hoechst Marion Roussel GmbH
James Loren Foght	Vector Asset Management (Vector Later-Stage Equity Funds) Ovation Pharmaceutical, Inc. Vector Securities International LLC Foght Enterprises LLC Acrux Limited African Wildlife Foundation Turtle Will Illinois Ventures University of Akron Foundation	Vector Securities International Inc. VSI Advisors LLC Vector Securities International Inc. Prudential Vector Healthcare Group Avocet Medical Inc.
Professor Sir Aaron Klug	—	Genome Research Limited Endlock Limited Gendaq Limited
Paul Anthony Nicholson	British Biotech plc Biomedicines Inc. The Botanics Trading Company Limited BioVex Limited Bioscience VCT plc Matrix Therapeutics Limited	Pilgrims Place Residents Association (Reigate) Limited
John Wilcox Stocker	Sigma Company Ltd. Telstra Corporation Ltd. Nufarm Ltd. Circadian Technologies Ltd. Foursight Associates Pty Ltd.	—

2.3 None of the Directors:

2.3.1 has any unspent convictions in relation to indictable offences;

2.3.2 has been declared bankrupt or entered into any individual voluntary arrangement;

2.3.3 in relation to any company of which a Director was an executive director at the relevant time or within the preceding 12 months, has been involved in any receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with such company's creditors (generally or any class);

2.3.4 in relation to any partnership of which a Director was a partner at the relevant time or within the preceding 12 months, has been involved in any receiverships of any asset of such Director or partnership or any compulsory liquidations, administrations or partnership voluntary arrangements;

2.3.5 has been publicly criticised by any statutory or regulatory authorities (including recognised professional bodies) nor disqualified by a court from acting as a director of a company or in the management or conduct of the affairs of any company.

3. The Company and the Group

3.1 The Company's registered office and principal place of business in the United Kingdom is at The Science Park, Melbourn, Cambridgeshire SG8 6JJ. The Company was incorporated and registered in England and Wales on 5 August 1996 as a private limited company under the Act with registered number 3234033. The Company re-registered as a public limited company on 24 December 1996.

3.2 The Company is the holding company of the Group. All other companies in the Group are incorporated in England and Wales and have their registered office as given above, except where stated:

	Country of incorporation **and operation**	**Principal Activity**	**Percentage held**
CAT Canada	Canada	Holding company	100
CAT Limited	England	Research and development	100
CAT Group Employees' Trustees Ltd	England	Share scheme trust company	100
Optein, Inc. (trading as Aptein, Inc.)	USA	Research and development	100[i]

Note

(i) Optein, Inc. is incorporated in the state of Delaware, United States of America and the address of its agent for service of process is Perkins Coie LLP, 1201 Third Avenue, 48th Floor, Seattle WA 98101-3099, USA.

3.3 The Group also has an interest of approximately 10 per cent. in the capital of Borean Pharma ApS, a company registered in the Kingdom of Denmark with registered office at Gustav Wieds Vej 10, 8000 Aarhaus C, Denmark. This shareholding was acquired in return for 100 per cent. of the share capital of Denzyme ApS, a former subsidiary of the Company which was disposed of on 30 November 2001.

3.4 The Company's principal establishments, and summary details of them, are as follows:

Property	Principal activity	Size (square feet)	Nature of title	Unexpired term
Beech House The Science Park Melbourn Cambridgeshire SG8 6JJ	Registered office, laboratories and offices	23,000	Leasehold	Approximately 9 years
The Franklin Building Granta Park Abington Cambridgeshire CB2 6HR	Laboratories and offices	20,000	Leasehold	Approximately 14 years
Cambridge House Back Lane Melbourn Cambridgeshire SG8 6DD	Laboratories and offices	23,000	Freehold	

CAT's capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT also invests in office and administrative facilities.

During the 2001 financial year, CAT's Pre-Clinical and Medical departments occupied the Franklin Building at Granta Park in South Cambridgeshire, a new 20,000 sq ft building. That lease will expire in 2016 and is subject to CAT's right to terminate the lease early in certain circumstances. CAT has also agreed to lease a further building at Granta Park in South Cambridgeshire which is now under construction, to provide future accommodation. This will comprise approximately 66,000 sq ft of office and laboratory space. CAT also has an option to lease additional space. These new facilities will be tailored to CAT's specific requirements and will involve capital expenditures in fitting out and equipping them.

Capital expenditure over the year ending 30 September 2002 is expected to be greater than that for the year ended 30 September 2001, in particular because of the anticipated spend on CAT's further new facilities at Granta Park.

With the exception of lease finance on certain motor vehicles (all of which have expired and the vehicles been disposed of), all of CAT's fixed assets have been financed from the Group's own resources.

4. Share Capital

4.1 As at 31 January 2002 (the latest practicable date prior to the publication of this document), the authorised share capital of the Company was £5,000,000 divided into 50,000,000 Ordinary Shares of which 35,554,702 Ordinary Shares have been issued and fully paid up and 14,445,298 Ordinary Shares remain unissued.

4.2 There have been no changes in the amount of the Company's issued share capital in the three years preceding the date of this document other than those set out below:

4.2.1 The Company issued 1,290,373 and 1,075,245 Ordinary Shares on 16 July 1998 and 28 May 1999, respectively, as consideration for the acquisition of Optein, Inc.

4.2.2 On 5 July 1999, 149,486 Ordinary Shares were issued by the Company to the Scripps Research Institute and Strategene in satisfaction of a liability under an agreement dated 25 June 1999 with those parties to acquire certain intellectual property rights as a result of a patent interference.

4.2.3 On 3 December 1999, a further 56,000 Ordinary Shares were placed for cash on behalf of the Company in order to settle a liability which arose pursuant to the agreement referred to in paragraph 4.2.2 above.

4.2.4 Pursuant to an agreement dated 23 December 1999 with Monsanto Europe S.A. ("MESA"), the Company issued 1,870,837 Ordinary Shares to MESA.

4.2.5 On 4 April 2000, the Company issued 1,670,000 Ordinary Shares to Human Genome Sciences, Inc., pursuant to a subscription agreement dated 29 February 2000.

4.2.6 On 4 April 2000, the Company issued 4,864,865 Ordinary Shares pursuant to an open offer and international offering.

4.2.7 The Company issued a further 145,667 Ordinary Shares pursuant to the exercise of the over-allotment option granted to Deutsche Bank AG London in connection with the open offer and international offering referred to in paragraph 4.2.6 above.

4.2.8 Pursuant to an agreement dated 27 September 2000 between the Company and Genzyme Corporation, the Company issued 307,982 Ordinary Shares to Genzyme Corporation.

During the three years preceding 31 January 2002 (being the latest practicable date prior to the publication of this document), the following Ordinary Shares were issued pursuant to the exercise of options granted under the Share Schemes:

Date of Issue	Number of Ordinary Shares	Share Price on Date of Exercise	Grant Price Range	Scheme Name
10.06.99	62,500	£2.15	£0.15	Old Options
23.09.99	12,500	£2.10	£1.28	Old Options
03.12.99	66,000	£2.87	£2.87	Staff Share Scheme
18.12.99	34,991	£4.13	£1.28	Old Options
10.01.00	20,000	£5.83	£1.28	Old Options
21.01.00	37,000	£10.95	£1.28-£3.00	Old Options
28.01.00	90,250	£10.95	£1.28	Old Options
31.01.00	5,670	£14.60	£3.00	Old Options
04.02.00	22,500	£13.75	£3.00	Old Options
11.02.00	17,565	£12.95	£2.98	Old Options
18.02.00	6,635	£16.20	£1.28-£3.00	Old Options
28.02.00	10,000	£19.90	£3.00	Old Options
07.03.00	9,500	£41.38	£2.97	Old Options
09.03.00	28,500	£41.75	£1.28-£3.00	Old Options
14.03.00	10,000	£27.00	£3.00	Old Options
23.03.00	3,000	£25.25	£1.28	Old Options
31.03.00	12,500	£20.38	£2.97	Old Options
30.05.00	20,300	£22.80	£5.00	CSOP
30.05.00	21,250	£22.80	£1.28	Old Options
09.06.00	20,640	£23.65	£5.00-£5.58	CSOP
16.03.00	2,500	£24.10	£5.00	CSOP
14.07.00	8,240	£31.25	£5.00-£5.58	CSOP
01.08.00	178,025	£28.75	£1.28-£3.00	Old Options
01.08.00	5,000	£28.75	£5.00	CSOP
17.08.00	7,200	£29.25	£5.00	CSOP
01.09.00	13,200	£35.65	£5.00	CSOP
15.09.00	18,400	£41.00	£5.00	CSOP
15.09.00	4,122	£41.00	£5.00	Old Options
22.09.00	4,480	£38.80	£5.58	CSOP
25.09.00	6,500	£39.15	£5.00	CSOP
28.09.00	28,800	£41.00	£5.00	CSOP
28.09.00	156,742	£41.00	£1.28-£3.00	Old Options
29.11.00	2,500	£30.00	£5.00	CSOP
01.12.00	11,200	£30.54	£5.00	CSOP
08.12.00	13,230	£33.02	£33.02	AESOP (free)
08.12.00	85,000	£34.63	£1.28-£3.00	CSOP
19.12.00	40,700	£32.00	£5.00	CSOP
19.12.00	2,435	£32.00	£2.98	Old Options
28.12.00	5,000	£35.25	£5.00	CSOP
12.01.01	5,000	£28.75	£5.00	CSOP
26.01.01	48,000	£30.30	£5.00	CSOP
19.02.01	4,000	£33.45	£5.00	CSOP
21.02.01	73,058	£32.00	£5.00	CSOP
21.02.01	45,758	£32.00	£1.28-£3.00	Old Options
02.03.01	7,200	£30.50	£5.00	CSOP
30.03.01	2,500	£19.25	£5.00	CSOP

Date of Issue	Number of Ordinary Shares	Share Price on Date of Exercise	Grant Price Range	Scheme Name
30.03.01	1,071	£19.75	£3.00	Old Options
24.05.01	10,000	£25.30	£5.00	CSOP
24.05.01	7,500	£25.30	£3.00	Old Options
22.06.01	4,000	£20.80	1.28	CSOP
29.06.01	27,500	£20.70	£5.00	CSOP
06.07.01	2,500	£21.25	£5.00	CSOP
20.07.01	7,500	£18.40	£5.00	CSOP
27.07.01	2,500	£16.90	£5.00	CSOP
10.08.01	2,500	£16.65	£5.00	CSOP
23.08.01	2,200	£14.79	£5.00	CSOP
23.08.01	6,009	£14.79	£1.28	Old Options
27.09.01	2,800	£13.60	£5.00	CSOP
30.11.01	21,675	£17.00	£2.42-£5.00	CSOP
30.11.01	24,536	£17.07	£17.07	AESOP (free)
04.12.01	12,605	£17.00	£2.42-£5.00	CSOP
04.12.01	3,750	£17.00	£3.00	Old Options
07.12.01	12,302	£16.92	£16.92	AESOP (partnership & matching)
20.12.01	625	£17.55	£2.42	CSOP
11.01.02	15,300	£16.80	£2.42-£5.00	CSOP
18.01.02	5,000	£16.75	£2.42	CSOP
24.01.02	1,250	£16.28	£2.42	CSOP

During the three years preceding 31 January 2002 (being the latest practicable date prior to the publication of this document), the following Ordinary Shares were issued to Non-executive Directors as part of their remuneration. For further details, see paragraph 6.4 below.

Date of Issue	Number of Ordinary Shares	Issue Price
03.12.99	12,194	£2.87
01.12.00	1,142	£30.54
30.11.01	2,194	£17.07

4.3 *Authority to issue Ordinary Shares*

4.3.1 At the Annual General Meeting of the Company held on 1 February 2002, by the passing of an ordinary and a special resolution respectively:

(a) the Directors were generally and unconditionally authorised, pursuant to section 80 of the Act, to exercise all the powers of the Company to allot relevant securities (as defined for the purposes of section 80(2) of the Act) up to an aggregate nominal amount of £1,184,022 to expire on 1 May 2003 or, if earlier, at the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired;

(b) the Directors were empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities (referred to in paragraph (a) above) as if the provisions of section 89(l) of the Act did not apply to any such allotment, such authority being limited to:

248

(i) the allotment of equity securities in connection with a rights issue, open offer or other pre-emptive issue in favour of holders of Ordinary Shares where the equity securities respectively attributable to the interests of such shareholders on a fixed record date are proportional (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or fractional entitlements; and

(ii) the allotment (otherwise than pursuant to paragraph (i) above), of equity securities having, in the case of relevant shares, a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having, a nominal sum not exceeding in aggregate the sum of £177,603,

such authority (unless renewed, varied or revoked by the Company) to expire on 1 May 2003 or, if earlier, at the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this authority had not expired.

4.3.2 The New Ordinary Shares will be allotted pursuant to the authorities referred to in paragraphs 4.3.1 above and pursuant to a resolution of the Board or a committee thereof.

5. Directors' shareholdings and other interests

5.1 *Directors' shareholdings*

As at 31 January 2002 (being the latest practicable date prior to the publication of this document), the interests of the Directors in the share capital of the Company (all of which are beneficial unless otherwise stated) which (i) have been notified to the Company by each Director pursuant to section 324 or 328 of the Act or (ii) are required to be entered in the register maintained pursuant to section 325 of the Act, or (iii) are the interests of all persons connected (within the meaning of section 346 of the Act) with the Directors which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to, or could with reasonable diligence be ascertained by, the relevant Director were:

Name	Number of Ordinary Shares	Percentage of issued share capital (prior to the issue of the New Ordinary Shares)	Percentage of issued share capital (following the issue of the New Ordinary Shares)[i]
J C Aston[v]	12,857	0.04	0.03
U Bicker	2,458	0.01	0.01
D J Chiswell[ii]	442,232	1.24	1.14
P B Garland[iii][v]	41,825	0.12	0.11
D R Glover[v]	10,666	0.03	0.03
K S Johnson[iv]	63,834	0.18	0.16
Sir Aaron Klug	28,527	0.08	0.07
P A Nicholson	4,741	0.01	0.01
J W Stocker[v]	78,599	0.22	0.20
J L Foght[v]	3,118	0.01	0.01

Notes

(i) These percentages have been calculated assuming that: (a) the Share Exchange Ratio is 0.076; (b) there is no increase in the issued share capital of DRC after 16 January 2002; (c) all outstanding options granted under the DRC Stock Option Plan are exercised in accordance with the Support Agreement; (d) there is no other increase in the issued share capital of the Company after 31 January 2002 (being the latest practicable date prior to the publication of this document); (e) there are no dealings by the Directors in Ordinary Shares after

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31 January 2002 (being the latest practicable date prior to the publication of this document); and (f) no Director is interested, directly or indirectly, in any DRC Shares. On the basis of these assumptions, 3,195,831 New Ordinary Shares will be issued pursuant to the Offer.

(ii) 390,766 of D J Chiswell's Ordinary Shares are held by his wife and 50,000 shares are held jointly by D J Chiswell and his wife.

(iii) 10,833 of P B Garland's Ordinary Shares are held by his wife.

(iv) 31,250 of K S Johnson's Ordinary Shares are held by his wife.

(v) Ordinary Shares are held in the name of Greenwood Nominees Limited.

5.2 *Options over Ordinary Shares*

The persons to whom any capital of any member of the Group is under option, or agreed conditionally or unconditionally to be put under option are set out below:

5.2.1 Share Schemes

As at 31 January 2002 (being the latest practicable date prior to the publication of this document), the following options to subscribe for Ordinary Shares, granted for nil consideration, were outstanding;

	Exercise price	Earliest date exercisable	Latest date exercisable	Notes	Number
Old Share Schemes (see description at paragraph 5.2.4 below)	£1.28	15.09.1996	14.09.2003	(i)	20,350
	£1.28	28.04.1998	27.04.2005	(i)	25,000
	US$4.80	19.04.2001	19.04.2006	(ii)	75,000
	£3.00	04.09.1999	03.09.2006	(i)	129,179
	£3.00	16.12.1999	15.12.2003	(ii)	150,000
CSOP (see description at paragraph 5.2.4 below)	£5.00	24.03.2000	23.03.2004	(ii)	39,670
	£5.00	24.03.2000	23.03.2007	(ii)	36,230
	£5.58	02.06.2000	01.06.2004	(ii)	3,584
	£5.58	02.06.2000	01.06.2007	(ii)	5,376
	£5.00	19.12.2000	18.12.2004	(ii)	67,400
	£5.00	19.12.2000	18.12.2007	(ii)	42,500
	£5.00	25.06.2001	24.06.2008	(ii)	42,500
	£5.00	27.11.2001	26.11.2008	(ii)	15,000
	£2.42	27.11.2001	26.11.2005	(ii)	142,373
	£2.42	27.11.2001	26.11.2008	(ii)	56,486
	£2.10	28.05.2002	27.05.2009	(ii)	5,625
	£2.87	03.12.2002	02.12.2006	(ii)	410,564
	£2.87	03.12.2002	02.12.2009	(ii)	70,108
	£23.03	26.05.2003	25.05.2010	(ii)	3,264
	£30.54	01.12.2003	30.11.2007	(ii)	61,904
	£30.54	01.12.2003	30.11.2010	(ii)	20,158
	£25.66	25.05.2004	24.05.2008	(ii)	1,458
	£25.66	25.05.2004	24.05.2011	(ii)	8,488
	£21.62	18.06.2004	17.06.2011	(ii)	3,471
	£17.07	30.11.2004	29.11.2008	(ii)	33,279
	£17.07	30.11.2004	29.11.2011	(ii)	45,207
	£17.07	04.12.2004	03.12.2008	(ii)	108,070
	£17.04	04.12.2004	03.12.2011	(ii)	1,341

Notes

(i) Includes linked options.

(ii) These options are exercisable subject to the condition that the proportionate increase in the closing price of Ordinary Shares over a specified period must exceed the increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

5.2.2 Directors' options

As at 31 January 2002 (being the latest practicable date prior to the publication of this document), the following options to subscribe for Ordinary Shares, granted for nil consideration, were beneficially held by Directors:

	Exercise price	Earliest date exercisable	Latest date exercisable	Notes	Number
J C Aston	£3.00	04.09.1999	03.09.2003	(i)	115,000
	£5.00	19.12.2000	18.12.2004	(ii)	9,000
	£2.42	27.11.2001	26.11.2005	(ii)	9,964
	£2.87	03.12.2002	02.12.2006	(ii)	55,019
	£17.04	03.12.2004	02.12.2008	(ii)	13,489
D J Chiswell	£3.00	16.12.1999	15.12.2003	(ii)	150,000
	£2.42	27.11.2001	26.11.2005	(ii)	16,116
	£2.87	03.12.2002	02.12.2006	(ii)	74,155
	£17.04	03.12.2004	02.12.2008	(ii)	19,663
D R Glover	£5.00	19.12.2000	18.12.2004	(ii)	15,000
	£2.42	27.11.2001	26.11.2005	(ii)	29,964
	£2.87	03.12.2002	02.12.2006	(ii)	55,019
	£17.04	03.12.2004	02.12.2008	(ii)	13,260
K S Johnson	£5.00	19.12.2000	18.12.2004	(ii)	15,000
	£2.42	27.11.2001	26.11.2005	(ii)	28,324
	£2.87	03.12.2002	02.12.2006	(ii)	55,019
	£17.04	03.12.2004	02.12.2008	(ii)	13,260

Notes

(i) Includes linked options.

(ii) These options are exercisable subject to the condition that the proportionate increase in the closing price of Ordinary Shares over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

5.2.3 Directors' other interests

Save as set out below, no Director has, or has had, any interest in any transaction which is, or was, unusual in its nature or conditions or significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or during an earlier financial year, and which remains in any respect outstanding or unperformed.

During the 2000 financial year, CAT Limited paid a fee of US$1.3 million to Prudential Vector Healthcare Group ("Prudential Vector") for the provision of certain financial advisory services to it. J L Foght, who is a Non-executive Director of CAT, was a managing director of Prudential Vector at the time that the arrangement was entered into and the fee paid.

There are no outstanding loans granted by any member of the Group to any Director nor has any guarantee been provided by any member of the Group for the benefit of any Director.

5.2.4 The material terms of the Share Schemes are set out as follows:

Old Share Schemes

Prior to March 1997, CAT Limited operated two unapproved share schemes and one Inland Revenue approved share option scheme. Options granted under the unapproved schemes included options to consultants and Non-executive Directors. These schemes were closed prior to flotation. Options under these schemes have either been exchanged for equivalent options over shares of the Company or the option holders have entered into share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company. Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. The effect of these linked options is to provide a choice of two alternative schemes under which options can be exercised. Where relevant, pairs of linked options are counted as a single option.

Staff Share Scheme

Up to December 2000, the Company made grants under a staff share scheme. The scheme provided for the purchase of, or subscription for, shares in the Company out of funds provided by participating Group companies and is an Inland Revenue approved profit sharing scheme. The shares were appropriated to participating employees in accordance with objective formulae set out in the trust deed of the scheme. Participating employees were employees or full-time Directors of the Group who had at least six months' service in the preceding financial year.

The Finance Act 2000 introduced a provision which meant that no further appropriations of shares could be made under the staff share scheme after 31 December 2002. No shares have been appropriated under the scheme since December 1999.

Company Share Option Plan

The Company established a Company Share Option Plan ("CSOP") which was adopted by the Company on 26 February 1997. There are two parts to the CSOP. Part A of the CSOP ("Part A"), was formally approved by the UK Inland Revenue on 18 March 1997. Part B of the CSOP ("Part B"), is not approved by the UK Inland Revenue. The summary below is written in respect of Part A. The terms of Part B are the same unless expressly indicated to the contrary.

Options to acquire Ordinary Shares may be granted at the discretion of the Board with the approval of the remuneration committee of the Board (the "Remuneration Committee") to any full-time or part-time employee of the Company or any participating company, who is not within 2 years of retirement, including any Director required to devote 25 hours or more a week to working for the Company. Options will normally only be granted within 42 days of the announcement of the Company's annual or interim results. Participation in the CSOP is entirely separate and does not affect any pension right or the terms or conditions of employment of any eligible employee.

The CSOP is subject to an overall limit on the number of Ordinary Shares which may be acquired by subscription, such that, on any date, the aggregate number of Ordinary Shares in respect of which options may be granted may not, when added to the number of Ordinary Shares placed under option in the previous 10 years under Part A and Part B of the CSOP (or any other employee share scheme adopted by the Company or any subsidiary or in respect of an exchange), exceed 10 per cent. of the issued ordinary share capital of the Company immediately prior to that date. For the purposes of this limit, options which have lapsed or been released, surrendered or cancelled cease to count.

No option may be granted to any individual if, as a result, either: (a) in the case of Part A, the aggregate market value of the Ordinary Shares which may be acquired pursuant to an option and other rights granted to the option holder in the previous 10 years under Part A or any other UK Inland Revenue approved discretionary share option scheme (not being a savings related share option scheme) of the Company or any associated company of the Company which remain to be acquired on the exercise of options granted to the option holder, would exceed £30,000; or (b) in the case of Part B, the aggregate market value of Ordinary Shares which may be acquired pursuant to an option and other rights granted to the option holder in the previous 12 months under Part B or any other discretionary share option scheme (not being a savings related share option scheme) of the Company or any associated company of the Company which remain to be acquired on the exercise of options granted to the option holder, would exceed either two times the annual salary of the option holder (excluding bonuses payable in cash and benefits in kind) for the current or preceding year of assessment (whichever is the greater) or if the option holder did not receive an annual salary in the current or preceding year of assessment two times his annual salary for the 12 months beginning on the first day on which the option holder receives an annual salary during the current year of assessment.

Before granting any option which replaces one previously exercised, the Board must satisfy itself that there has been a sustained improvement in the performance of the Company over the three year period preceding the proposed grant. Options granted prior to the date on which the CSOP was adopted do not count towards the overall limit and the individual limit in Part B.

The exercise price shall not be less than the higher of the nominal value of an Ordinary Share in the Company and the market value of an Ordinary Share determined by reference to the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List on the three dealing days preceding the relevant date of grant. The exercise price and the number of Ordinary Shares subject to an option may be adjusted in the event of any issue of shares (other than as consideration for an acquisition), a capitalisation, consolidation or sub-division or reduction of the share capital of the Company and/or any other variation in the share capital of the Company which, in the opinion of the auditors, justifies a variation in the number of shares subject to an option and/or the exercise price subject, except in the case of a capitalisation issue, to the receipt by the Directors of the written confirmation of the auditors that such adjustment is fair and reasonable and (in the case of Part A only) the approval of the UK Inland Revenue. Option holders affected by such an adjustment shall be notified as soon as practicable of the adjustment in accordance with the terms of the CSOP.

In normal circumstances, options may be exercised at any time between the third and tenth anniversaries of their date of grant, provided that any exercise conditions to which they are subject have been fulfilled and that the option holder is an employee or director of the Company or any participating company. Exercise conditions will be set by the Directors acting on the recommendation of the Remuneration Committee. Options will become exercisable on the death of a participant or on the option holder ceasing to be an eligible employee by reason of injury, disability, sickness or redundancy even though the exercise condition has not been satisfied, or, subject to the satisfaction of the exercise condition, on retirement or on the company for which the option holder works ceasing to be a company within the Group or on the business or part business in which the option holder works being transferred to a person who is not a member of the Group. Rights of exercise arise on a change of control or a reconstruction of the Company and in the event of a winding up. Options will lapse if they are not exercised within 10 years of their date of grant or if the option holder ceases to be employed in circumstances other than those mentioned above, unless the Directors permit otherwise.

The CSOP provides for the following: (a) Ordinary Shares issued pursuant to the CSOP will rank pari passu in all respects with the Ordinary Shares already then in issue except that they will not rank for rights attaching to Ordinary Shares by reference to a record date falling prior to the date of allotment and, in the case of the transfer of existing Ordinary Shares, the participant shall not acquire any rights attaching to the Ordinary Shares by reference to a record date prior to the date of transfer; (b) all options are non-transferrable; and (c) on a change of control or reconstruction of the Company, options may, by agreement with the company acquiring control of the Company, be released in consideration of the grant of an equivalent option over shares of the acquiring company or of a company associated with it. For the purposes of Part A only, the rights are equivalent if, broadly, the aggregate market value of the shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, equal.

The CSOP is administered on behalf of the Board by the Remuneration Committee, which may amend the rules of the CSOP or terms of any option granted under the CSOP at any time. The prior approval of the Shareholders of the Company in general meeting will be required for amendments to the advantage of participants. The prior approval of a majority of those option holders who responded to an invitation by the Directors to indicate whether or not they approved of an alteration or addition, will be required for any alterations or additions to their disadvantage. All amendments to Part A require the approval of the UK Inland Revenue. As soon as reasonably practicable after making an amendment the Directors shall give notice of the amendment to all option holders affected and in the case of Part A only, notice shall also be given to the UK Inland Revenue.

The CSOP may be terminated at any time by a resolution of the Board or by the Company in general meeting. Termination shall not affect outstanding rights of participants.

All Employee Share Ownership Plan

The Company has established an Inland Revenue approved All Employee Share Ownership Plan ("AESOP") which replaced the Staff Share Scheme and which complies with the Finance Act 2000. All of CAT's employees and Executive Directors employed on 1 April in the relevant financial year are eligible to participate. The AESOP has three elements: free shares, partnership shares and matching shares. Free shares can be appropriated to employees up to a maximum market value of £3,000 per employee per year.

The shares are offered on similar terms to all eligible employees and may include a performance related element. Partnership shares may be purchased by employees out of their pre-tax salary up to £1,500 (or 10 per cent. of salary if lower) per year. Where employees purchase partnership shares they can be awarded additional free shares on a matching basis. The current ratio for partnership to matching shares is 1:1. Under the scheme rules, however, the Directors have the discretion to change this ratio as and when they see fit. The free shares and matching shares will be forfeited if the employee leaves the Group within 12 months of the date of grant.

5.2.5 Substantial shareholdings

As at 31 January 2002 (being the latest practicable date prior to the publication of this document), in so far as it is known to the Company, the following persons (other than Directors) were interested, directly or indirectly, in three per cent. or more of the issued share capital of the Company:

	Ordinary Shares	Percentage of issued share capital (prior to the issue of the New Ordinary Shares)	Percentage of issued share capital (following the issue of the New Ordinary Shares)(i)
FRM Corp, Fidelity International Ltd and Edward Johnson(ii)	3,489,292	9.81	9.00
Human Genome Sciences Inc.	1,670,000	4.70	4.31
Oracle Partners L.P.(ii)	1,246,445	3.51	3.22
Capital Group Inc.(ii)	1,065,004	3.00	2.75

Notes

(i) These percentages have been calculated assuming that: (a) the Share Exchange Ratio is 0.076; (b) there is no increase in the issued share capital of DRC after 16 January 2002; (c) all outstanding options granted under the DRC Stock Option Plan are exercised in accordance with the Support Agreement; (d) there is no increase in the issued share capital of the Company after 31 January 2002 (being the latest practicable date prior to the publication of this document); (e) there are no dealings in Ordinary Shares after 31 January 2002 (being the latest practicable date prior to the publication of this document); and (f) no holder of Ordinary Shares is interested, directly or indirectly, in any DRC Shares. On the basis of these assumptions, 3,195,831 New Ordinary Shares will be issued pursuant to the Offer.

(ii) Includes interests in Ordinary Shares held by associated funds or funds managed.

The Directors were also aware that, as at 31 January 2002 (being the latest practicable date prior to the publication of this document), the Bank of New York, acting as Depositary in respect of the ADSs representing Ordinary Shares, held 508,577 Ordinary Shares, representing 1.43 per cent. of the issued share capital, as registered owner. This includes any Ordinary Shares held in ADS form by the parties referred to in the table above.

5.3 Save as disclosed in paragraph 5.2.5 above, the Company is not aware of any person who is at present, or will be following completion of the acquisition of DRC pursuant to the Offer, either directly or indirectly, interested in three per cent. or more of the issued share capital of the Company.

5.4 The Company is not aware of any person who could at present, or could following completion of the acquisition of DRC pursuant to the Offer, either directly or indirectly, jointly or severally, exercise control over the Company.

6. Directors' Service Agreements

6.1 The executive Directors have entered into service contracts with the Company, the details of which are as follows (salaries are subject to annual review):

Director	Annual salary	Notice period	Date of contract
D J Chiswell..................	£223,379	12 months by either the Company or the Director at any time	10 February 1997
J C Aston	£153,237	12 months by either the Company or the Director at any time	10 February 1997
D R Glover...................	£150,637	12 months by either the Company or the Director at any time	10 February 1997
K S Johnson	£150,637	12 months by either the Company or the Director at any time	10 February 1997

Upon serving or receiving notice of termination, the Company has the right, at its discretion, to pay basic salary (plus any benefits, as described in paragraph 6.2, enjoyed by the Director at that time) in lieu of notice. There are no other provisions for compensation payable upon early termination of the service contracts. Other than as specified in paragraph 6.3, there are no commission or profit-sharing arrangements.

6.2 The executive Directors are each entitled to receive, whether under their service contracts or otherwise, the following non-pensionable benefits:

6.2.1 life insurance on the terms of the Company's personal accident scheme and disability cover on the terms of the Company's income protection scheme;

6.2.2 contributions to the Company's group personal pension scheme equal to 10 per cent. of their respective annual salaries;

6.2.3 private medical insurance cover for the benefit of the Director under the Company's Group private medical insurance scheme;

6.2.4 all of the rental and call charges of a home fax machine and the costs of installing an additional home telephone line;

6.2.5 membership fees for professional societies and subscriptions as agreed with the Company; and

6.2.6 reasonable relocation expenses.

6.3 Executive Directors are eligible for performance-related remuneration, based on the attainment of specific performance criteria which are established annually at the commencement of the financial year. Performance-related remuneration is payable to a maximum of 45 per cent. of basic salary.

6.4 Pursuant to the terms of appointment letters variously entered into in the period 19 February 1997 to 28 January 1999 with the Company, each of P B Garland, Sir Aaron Klug, J W Stocker, U Bicker, P A Nicholson and J L Foght agreed to act as Non-executive Directors. An annual fee of £22,000 of which £5,500 may be taken in shares (£50,000 in the case of the Chairman of which £12,500 may be taken in shares) (in each case subject to periodic review) is paid to each of them in respect of their offices and extra payments may be made when exceptional demands have been placed on a Non-executive Director's time. The appointments are terminable by either the Company or the relevant Director, in each case, on six months' notice without payment of compensation. In certain circumstances the appointment of a Non-executive Director will terminate without any requirement for notice and compensation. In addition, all Directors must present themselves for re-election at the first general meeting following their appointment, at least once every three years and on attaining the age of 70.

In the financial year ended 30 September 2001, J W Stocker received additional Directors' fees of £12,000 for his services as chairman of the Company's Scientific Advisory Board and Sir Aaron Klug received additional consultancy fees of £5,000 for his services as a member of the Scientific Advisory Board.

6.5 The total aggregate remuneration paid (including pension contributions) to the Directors by any member of the Group during the year ended 30 September 2001 was £1,032,500.

6.6 The total emoluments receivable by the Directors will not be varied in consequence of the Offer.

7. Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group within the period of two years preceding the date of this document which have not been available for inspection in that period and are, or may be, material or contain provisions under which any member of the Group has any obligation or entitlement which is material to the Group at the date of this document:

7.1 The subscription agreement between CAT and Human Genome Sciences, Inc. dated 29 February 2000 and the subscription agreement between CAT, Deutsche Bank AG London and Cazenove & Co. dated 7 March 2000, which are both summarised in the offering circular issued by CAT on 7 March 2000.

7.2 An agreement dated 27 September 2000 between CAT and Genzyme Corporation ("Genzyme") under which Genzyme agreed to subscribe in cash for 307,982 Ordinary Shares at an aggregate subscription amount of £13.7 million. The agreement contained representations and warranties given by the Company to Genzyme. Genzyme agreed, except in certain specified circumstances, not to sell or otherwise dispose of the Ordinary Shares for a period of six months from the date of the agreement, and subject to certain exceptions, not to increase its percentage holding of Ordinary Shares above a level of 10 per cent. for a period of six months from the date of the agreement.

7.3 The Support Agreement, under which CAT agreed, through CAT Canada, to make the Offer. Under the Offer, DRC Shareholders will receive C$3.00 worth of New Ordinary Shares or New ADSs, at their election, for each DRC Share held by them. The number of New Ordinary Shares or New ADSs to be issued to accepting DRC Shareholders will depend on the Share Exchange Ratio.

Completion of the Offer is conditional on various factors, including: (i) two thirds of the DRC Shares being validly deposited under the Offer and not withdrawn; (ii) CAT paying the Top Up Amount, if necessary, and the Additional Top Up Amount, if necessary; (iii) receipt of all regulatory approvals, and (iv) the admission of the New Ordinary Shares to the Official List.

The Support Agreement contains representations and warranties given by CAT and CAT Canada to DRC and by DRC to CAT and CAT Canada. DRC has represented and warranted that its board of directors believes all directors and senior officers intend to tender their DRC Shares to the Offer, including all DRC Shares issuable on the exercise of options granted under the DRC Stock Option Plan. Furthermore, DRC has agreed to seek to amend the DRC Stock Option Plan to allow such persons to exercise their options on an accelerated basis, will undertake to obtain the resignations of the incumbent directors, will not attempt to frustrate CAT's attempts to designate the directors of the board of DRC and will facilitate the appropriate appointments to the new board.

CAT has agreed, as far as possible, to seek to acquire any remaining DRC Shares, pursuant to section 206 of the CBCA, once the Offer has been accepted by not less than 90 per cent. of DRC's Shareholders. Upon CAT taking up and paying for more than two thirds of the share capital of DRC, DRC has agreed to assist CAT in obtaining the remainder of the DRC Shares.

CAT has undertaken to unconditionally and irrevocably guarantee the due performance of each obligation of CAT Canada under the Support Agreement without limitation.

DRC has covenanted to conduct its business and all of its subsidiaries' businesses in the ordinary course consistent with past practice and not to deal with its share capital or any of its major assets, or of any of its subsidiaries' share capital or major assets. CAT has covenanted to make all necessary applications to the relevant

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regulatory bodies and use all reasonable efforts to effect the listing of the New Ordinary Shares on the Official List and NASDAQ.

Furthermore, under the terms of the Support Agreement, DRC agrees not to solicit from any other entity an alternative acquisition proposal, provided that the board of DRC is not precluded from considering an acquisition proposal that would result in a transaction more favourable to its shareholders.

7.4 A lock-up agreement between MDS Capital Corp., Canadian Medical Discoveries Fund Inc. and The Health Care and Biotechnology Venture Fund (together, the "Locked-Up Shareholders") and CAT dated 16 January 2002 pursuant to which the Locked-Up Shareholders agree to accept CAT's offer for their DRC Shares. The Locked-Up Shareholders may only withdraw from accepting CAT's offer in certain specified circumstances, including if a higher offer is made for DRC. The lock-up agreement also contains certain covenants made by the Locked-Up Shareholders to CAT. Each of CAT and the Locked-Up Shareholders gave certain warranties and representations.

7.5 An amending deed between CAT, CAT Limited and DRC dated 16 January 2002 pursuant to which the royalty agreement between CAT Limited and DRC dated 31 March 1994 (the "Royalty Agreement") was amended to permit CAT to terminate in certain circumstances in the event of a change of control of DRC upon written notice and a payment to DRC of C$14 million, payable, at CAT's election, in either cash or Ordinary Shares or a combination of the two. CAT is not permitted to terminate the Royalty Agreement if the Offer is not completed at the Expiry Date because DRC has terminated the Support Agreement as a result of either CAT or CAT Canada being in breach of any of its representations or warranties or in default of a material covenant or obligation under the Support Agreement (such breach or default having had or being reasonably likely to have a CAT Material Adverse Effect (as defined in the Support Agreement) or preventing or materially delaying consummation of the transactions contemplated by the Support Agreement). CAT will not be entitled to terminate the Royalty Agreement if the Support Agreement is automatically terminated because the Maximum Share Condition is not satisfied.

7.6 A sponsorship agreement between CAT and Merrill Lynch International dated 1 February 2002, under which the Company has agreed to appoint Merrill Lynch International as sponsor to the Company, which provides for the payment by CAT of all expenses incurred by Merrill Lynch International in connection with Admission. The sponsorship agreement contains: (i) certain warranties by CAT as to the accuracy of the information contained in these listing particulars and in relation to other matters relating to CAT and its business; (ii) an indemnity from CAT to Merrill Lynch International; and (iii) certain undertakings from CAT relating, inter alia, to consultation with, and the provision of information to, Merrill Lynch International in its capacity as sponsor. The sponsorship agreement also sets out certain circumstances in which it will or may be terminated.

7.7 An agreement dated 1 February 2002, between CAT and Merrill Lynch Canada, Inc. (the "Dealer Manager") under which the Dealer Manager has been retained as financial adviser and to act as dealer manager in connection with the Offer. The Dealer Manager has undertaken to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer (each a "Soliciting Dealer").

CAT has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of DRC Shares a fee of $0.03 for each such DRC Share deposited and taken up by CAT under the Offer, other than the DRC Shares deposited under the Offer by the Locked-Up Shareholders. The aggregate amount payable with respect to any single depositing holder of DRC Shares will not be less than C$85 nor more than C$1,500, provided that the C$85 will only be payable in respect of deposits of DRC Shares equal to or greater than 2,500 DRC Shares.

CAT will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including reasonable attorneys' fees, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable Canadian securities laws and US federal securities laws.

7.8 In addition, prior to any issue of New Ordinary Shares and New ADSs under the Offer, CAT and CAT Canada will enter into an agreement pursuant to which CAT Canada will agree to issue shares to CAT in consideration for CAT issuing New Ordinary Shares and New ADSs to DRC Shareholders. The shares in CAT Canada will be issued fully paid and non-assessable.

8. Summary of certain provisions of the Memorandum and Articles of Association

8.1 *Memorandum of Association*

The memorandum of association of CAT provides that its principal objects include the carrying on of the business of a holding and investment company. The objects of CAT are set out in full in clause 4 of the memorandum of association.

8.2 *Articles of Association*

8.2.1 Rights attaching to Ordinary Shares

(a) *Voting rights*

Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every member who is present in person will have one vote and on a poll every member will have one vote for every share of which he is the holder. On a poll, votes may be cast either personally or by proxy and a member may appoint more than one proxy to attend on the same occasion. There are no special restrictions attaching to the Ordinary Shares.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and seniority will be determined by the order in which the names of the holders appear in the register of members of the Company.

Unless the Board otherwise determines, no member, or person to whom any of that member's shareholding is transferred other than by a transfer approved under the Articles, may vote at any general meeting or at any separate meeting of holders of any class of shares in the Company either in person or by proxy: (A) in respect of any share in the Company held by him unless all monies presently payable by him in respect of that share have been paid; or (B) in respect of any share comprised in the relevant share capital (as defined in section 198(2) of the Act) held by him, if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Act and has failed to give the Company the information required by the notice within the applicable period and the Company has then given the holder of that share a further notice ("restriction notice") to the effect that from the service of the restriction notice the share will be subject to some or all of the relevant restrictions.

(b) *Dividends and other distributions*

Subject to the provisions of the Statutes, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members but not exceeding the amount recommended by the Board. If it appears to the Board that such payments are justified by the financial position of the Company, the Board may pay: (A) interim dividends; or (B) at intervals settled by it, any dividend payable at a fixed date.

Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in which the dividend is paid.

Dividends may be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The Board may, if authorised by an ordinary resolution of the Company, offer the holders of Ordinary Shares the right to elect to receive new Ordinary Shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution.

The Company may stop sending any cheque or warrant through the post for any dividend or other monies payable in respect of a share if in respect of at least two consecutive dividends the cheques or warrants have been returned undelivered or remain uncashed. The Company must resume sending cheques or warrants if the shareholder or person entitled by transmission claims the arrears.

Any dividend unclaimed for 12 years from the date when it became due for payment will be forfeited and revert to the Company.

In a winding up, a liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Statutes, divide among the members the whole or any part of the assets of the Company (whether the assets are of the same kind or not).

Unless the Board determines otherwise, no member holding shares representing 0.25 per cent. or more in nominal value of the issued shares of any class of share capital of the Company will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Act and has failed to give the Company the information required by the notice within the applicable period and the Company has then given the holder of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

(c) *Capitalisation of profits*

If the Board so recommends, the Company may pass an ordinary resolution to capitalise all or any part of any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or all or any part of any sum standing to the credit of any reserve or fund (whether or not available for distribution). The Board may appropriate the capitalised sum to those members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company or a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly one way and partly in the other; but for the purposes of the Articles the share premium account, the capital redemption reserve, and any reserve or fund representing profits which are not available for distribution may only be applied in paying up in full unissued shares of the Company.

(d) *Variation of rights*

Subject to the Statutes, all or any of the rights attached to any class of share may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of the Statutes and of the Articles relating to general meetings will mutatis mutandis apply to any such separate meeting, except that: (A) the necessary quorum will be a person or persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, any such holder who is present in person or by proxy whatever the number of shares held by him; (B) any holder of shares of that class present in person or by proxy may demand a poll; and (C) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

(e) *Transfer of shares*

CREST, a paperless settlement system, was introduced in July 1996. The Articles provide for shares to be settled through CREST and the Company has made the Ordinary Shares eligible for settlement in CREST by means of a resolution of the Board dated 26 February 1997 as contemplated by the Regulations.

Subject to such restrictions of the Articles as may be applicable, a member may transfer all or any of his shares, in the case of shares held in certificated form, by an instrument of transfer in any usual form or in any other form which the Board may approve or, in the case of shares held in uncertificated form, in accordance with the Regulations and the rules of the CREST system and otherwise in such manner as the Board in its absolute discretion shall determine. An instrument of transfer must be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. Subject to the Statutes, the transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of it.

Subject to the Statutes, the Board may refuse to register the transfer of a share which is not fully paid without giving any reason for so doing, provided that where such shares are admitted to the Official List such discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis.

The Board may also refuse to register the transfer of a share: (A) in the case of shares held in certificated form, if it is not lodged, duly stamped (if necessary), at the registered office of the Company or at such other place as the Board may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares) and/or such other evidence as the board may reasonably require to show the right of the transferor to make the transfer; (B) if it is not in respect of one class of share only; (C) if it is in favour of more than four transferees; (D) if it is in favour of a minor; (E) in the case of shares held in certificated form, if it is in favour of a bankrupt or person of mental ill health; and (F) in the case of shares held in uncertificated form, in any other circumstances permitted by the Regulations and/or the CREST system's rules..

If the Board refuses to register a transfer it will, in the case of shares held in certificated form, within two months after the date on which the transfer was lodged and, in the case of shares held in uncertificated form, within two months after the date on which the relevant operator instruction was received by or on behalf of the Company send to the transferee a notice of refusal. The registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any calendar year) as the Board may determine.

No fee will be charged for the registration of any transfer or other document relating to or affecting the title to any share. Any instrument of transfer which is registered may be retained by the Company, but any instrument of transfer which the Board refuses to register will be returned to the person lodging it when notice of the refusal is given.

Unless the Board otherwise determines, no member holding shares representing 0.25 per cent. or more in nominal value of the issued shares of any class of relevant share capital (as defined in section 198(2) of the Act) in the Company will be entitled to transfer any such shares otherwise than pursuant to an arm's length sale (as defined in the Articles), if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Act and has failed to supply the Company with the information required by the notice within the applicable period and the Company has then given the holder of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

(f) *Alteration of capital*

The Company may by ordinary resolution increase, consolidate, divide and sub-divide its share capital and cancel any shares. Subject to the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner.

(g) *Purchase of own shares*

Subject to the Statutes and to any rights conferred on the holder of any class of shares, the Company may purchase all or any of its shares of any class (including any redeemable shares).

(h) *Directors*

At every annual general meeting one-third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third shall retire from office. The Directors to retire on each occasion are those who have been longest in office since their last appointment or reappointment but, as between persons who became or were reappointed on the same day, those to retire shall (unless they agree among themselves otherwise) be determined by lot.

No person shall be disqualified from being appointed a Director, and no Director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70. However, any Director having attained the age of 70 will be required to disclose his age to the Company and will be required to stand for reappointment at the next annual general meeting and at each subsequent annual general meeting.

Unless otherwise determined by ordinary resolution of the Company, the number of Directors shall not be less than two but shall not be subject to a maximum number. No shareholding qualification for Directors is required.

Directors may be appointed buy ordinary resolution or by the Board. Any Director appointed by the Board holds office until the next following annual general meeting and is not taken into account in determining the Directors who are to retire by rotation.

(i) *General meetings*

Subject to the Statutes, annual general meetings shall be held at such time and place as the Board may determine.

The Board may convene an extraordinary general meeting whenever it thinks fit.

9. Litigation

Save as referred to below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have or have had in the 12 months preceding the date of this document, a significant effect on the Group's financial position.

9.1 In September 1998, CAT commenced a patent infringement action in the Munich District Court against MorphoSys AG relating to CAT's European McCafferty and Winter II patents. The action is currently stayed, pending completion of proceedings relating to the McCafferty patent at the European Patent Office. In July 2000 and October 1999, the Opposition Division of the European Patent Office upheld the McCafferty and Winter II patents respectively (Winter II with one modification). Both CAT and MorphoSys have appealed the decision of the Opposition Division with respect to Winter II and CAT also expects an appeal to be made with respect to the McCafferty patent.

9.2 In April 1999, MorphoSys commenced patent proceedings against CAT in the District Court in Washington D.C., USA, asking the Court to revoke CAT's US Griffiths patent and/or declare that MorphoSys does not infringe the patent. The action proceeded to trial in early 2001. The jury only reached a verdict on one of the questions before it, finding that CAT was entitled to the priority dates of its British applications. After the trial, MorphoSys requested the Court to find that the patent was invalid and/or rule that MorphoSys did not infringe it. In August 2001, a District Court Judge ruled on MorphoSys' assertions that the patent was invalid, finding for CAT on four of the assertions and not ruling on the fifth — this assertion will be tried in court. At the same time, the judge ruled that his preliminary view was that MorphoSys did not infringe the patent. Both parties submitted further arguments and on 21 December 2001, the Judge ruled that he intended to rule that MorphoSys did not infringe the Griffiths patent unless he was persuaded by 15 January 2002 that there was a genuine issue as to any material fact which would require the matter to be retried before a jury. CAT filed further submissions on this point prior to the 15 January deadline and MorphoSys responded on 28 January 2002. The parties are currently awaiting the Court's decision.

9.3 In September 1999, MorphoSys applied to the Washington D.C. District Court to add the US McCafferty patent to the proceedings described in paragraph 9.2 above. MorphoSys asked the Court to revoke the US McCafferty patent and/or declare that MorphoSys does not infringe the US McCafferty patent. This matter is proceeding and a trial date is currently set for February 2003.

9.4 In June 2001, CAT commenced proceedings against MorphoSys in respect of Winter II and in September 2001, against MorphoSys in respect of two of the four Winter/Lerner/Huse patents in Washington D.C. MorphoSys also began proceedings against CAT in respect of the same patents, seeking a determination that the patents were invalid and/or that MorphoSys did not infringe them. After an initial dispute about the proper venue to hear the Winter II patent, the Court in Washington D.C. has now ruled that it will hear these cases.

9.5 In July 2000, Crucell issued writs against MRC, Scripps and Stratagene in a Dutch national court, seeking a declaration that the Winter II patent was invalid and/or that Crucell did not infringe the claims of the patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its

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agreements with the defendants, CAT is responsible for the defence of these proceedings. The court has declined jurisdiction for Crucell's non-infringement claims and assumed jurisdiction only on the invalidity claims (any decision will only cover Holland). The court's ruling to decline jurisdiction in the Winter II case is currently under appeal by Crucell.

In each of the MorphoSys and/or Crucell lawsuits, there is a risk that the patents may be held invalid or that a determination will be made that MorphoSys and/or Crucell does not infringe the patents. If either of these events occur, CAT believes that its ability to operate its own technology will not be materially and adversely affected. However, prospective investors are referred to the Risk Factors in Part II of this document.

9.6 In February 1997, Continental Venture Capital Limited ("CVC"), a former shareholder of CAT Limited, issued proceedings against CAT Limited in the State of New York. CVC claims that in consequence of certain share issues made by CAT Limited (following an issue of ordinary shares to CVC) and under the terms of a subscription agreement entered into in 1993, CAT Limited was required to issue anti-dilution shares (equivalent to 25,790 ordinary shares of 10 pence each) to CVC. The Directors, having taken US legal advice, believe that the claim is groundless. However, CAT cannot assure investors as to the outcome of this litigation. The Directors have been advised that if CVC were to be successful in such proceedings, CAT Limited would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances to CVC. The Directors estimate that the total number of Ordinary Shares which would be required to be issued in these circumstances would be approximately 763,000. Both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. There has been no further change in the status of the proceedings since May 2000. CAT does not believe, on the basis of legal advice it has received, that there is merit in these claims. However, prospective investors are referred to the Risk Factors in Part II of this document.

10. Working Capital

CAT is of the opinion that the Group, as enlarged by the acquisition of DRC pursuant to the Offer, has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

11. United Kingdom Taxation

The comments set out below are intended only as a general guide to the position under current UK tax law and current published UK Inland Revenue practice. They relate only to certain, limited aspects of the UK taxation treatment of holders of DRC Shares and (except so far as express reference is made to the treatment of non-UK resident holders) to the position of persons who are resident or ordinarily resident in the UK for tax purposes and who hold their DRC Shares beneficially as an investment. The comments may not apply to certain classes of investors, including but not limited to, dealers in securities.

Any person who is in any doubt about his own tax position, or is subject to taxation in a jurisdiction other than the UK, should consult an appropriate independent tax adviser.

11.1 *Dividends*

Under current UK tax legislation, CAT is not required to withhold any amounts in respect of taxation from its dividend payments.

A Shareholder who is an individual resident for tax purposes in the UK and who receives a dividend from CAT will be entitled to a tax credit equal to one-ninth of the amount of cash received. The individual's liability to UK tax is calculated on the sum of the dividend and the related tax credit which, with certain other investment income, will be regarded as the top slice of the individual's income and which will be subject to UK income tax at the rates of tax described below. The tax credit therefore equals 10 per cent. of the sum of the dividend and the tax credit. The tax credit will be available to offset the Shareholder's liability (if any) to income tax on the sum of the dividend and the tax credit.

An individual Shareholder liable to income tax at the basic rate or at a rate which is lower than the basic rate will be liable to tax on dividend income received at the rate of 10 per cent. This means that the tax credit will satisfy the income tax liability of such a Shareholder.

An individual Shareholder liable to income tax at the higher rate will be liable to tax on dividend income at the rate of 32.5 per cent. After taking into account the 10 per cent. tax credit, a higher rate taxpayer will therefore be liable to additional income tax of 22.5 per cent. of the sum of the dividend and the related tax credit, equal to 25 per cent. of the net dividend.

With limited exceptions (relating to investors holding Ordinary Shares through personal equity plans or individual savings accounts, where the tax credit relates to a dividend payment prior to 5 April 2004), UK resident Shareholders which are not liable to income tax or corporation tax on dividends received by them will not be entitled to claim repayment of the tax credit in respect of those dividends. Charities will receive some compensation for the loss of their entitlement to claim payment of tax credits under a transitional relief expiring on 5 April 2004.

Although not entirely free from doubt, it is likely that an individual holder of a New ADS who is resident in the UK and who receives income in respect of that New ADS will have a liability to UK taxation calculated in the same way as a UK resident Shareholder in receipt of a dividend would be taxed.

A Shareholder that is a company resident for tax purposes in the UK will not generally be taxable on any dividend it receives from CAT. Whilst it is not entirely free from doubt, it is likely that a company resident for tax purposes in the UK will not generally be taxable on any income received in respect of a New ADS which it holds.

The right of a Shareholder or holder of a New ADS who is not resident for tax purposes in the UK to a tax credit in respect of a dividend paid by CAT and to claim payment of any part of that tax credit will depend on the existence and terms of any double taxation convention between the UK and the country in which the holder is resident. Shareholders who are not solely resident in the UK should consult their own tax advisers concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so. Such Shareholders should note, however, that most individuals who are entitled to claim payment of a portion of tax credits pursuant to double taxation conventions are only able to obtain a payment of less than one per cent. of the dividends to which the tax credits relate.

11.2 *Chargeable Gains*

A DRC Shareholder who is either resident or, in the case of an individual, ordinarily resident for tax purposes in the UK, or who is not resident in the UK, but carries on a trade, profession or vocation in the UK through a branch or agency and holds DRC Shares for the purposes of that branch or agency, will be treated as making a disposal of DRC Shares for the purpose of UK tax on chargeable gains if they accept the Offer and receive New Ordinary Shares or New ADSs. Such a disposal may give rise to a chargeable gain or an allowable loss. Broadly, there is likely to be a UK tax charge by reference to the extent to which, after taking account of any allowable indexation, the consideration received for DRC Shares at the time the Offer is accepted exceeds the acquisition cost of those DRC Shares.

In the case of a UK resident DRC corporate shareholder the amount of corporation tax on chargeable gains will be subject to certain reliefs and exemptions including indexation.

In the case of a UK resident DRC non-corporate shareholder, where DRC Shares were acquired after 5 April 1998, indexation has been replaced by taper relief, which may reduce the amount of chargeable gains broadly according to how long the DRC Shares have been held.

Individuals who dispose of DRC Shares while they are temporarily non-resident may, under special rules, be treated as disposing of them in the tax year in which they again become resident or ordinarily resident in the UK.

It will not be possible to "roll over" any gain or loss which may arise on the disposal of DRC Shares into New Ordinary Shares or New ADSs. The New Ordinary Shares or New ADSs will be treated as a new asset acquired at the date of accepting the Offer.

For the purposes of UK taxation on chargeable gains, a holder of New ADSs will be treated as holding a beneficial interest in the underlying New Ordinary Shares represented by those New ADSs. In addition the UK Inland Revenue will treat a holder of New ADSs as holding a second asset, being the depositary receipt itself. A disposal of a New ADS will strictly, therefore, be viewed by the UK Inland Revenue as a disposal of two separate assets. In general, however, the value of the New ADS will track the value of the underlying New Ordinary Shares, so that, in practice the Inland Revenue will not require any apportionment of base cost or disposal proceeds between the two assets but will, instead, treat a disposal of a New ADS as if it was, for tax purposes, a disposal of the underlying New Ordinary Shares. A liability to UK tax on chargeable gains may arise if a New ADS is subsequently disposed of depending on the personal circumstances of the holder of the New ADS.

The chargeable gains tax consequences for a UK resident or ordinarily resident holder of New Ordinary Shares who disposes of those New Ordinary Shares are the same as described above in the context of a disposal of DRC Shares. In particular, if any New Ordinary Shares are sold or otherwise disposed of a liability to UK tax on chargeable gains may arise, depending on the personal circumstances of the holder of New Ordinary Shares.

11.3 *Stamp Duty and Stamp Duty Reserve Tax ("SDRT")*

These comments are intended as a guide to the general position and do not relate to persons such as market makers, brokers or dealers, to whom special rules apply.

If the Offer is accepted and DRC Shares are disposed of, a stamp duty charge will arise if the transfer is executed in the UK.

11.3.1 New Ordinary Shares

A future conveyance or transfer on sale of New Ordinary Shares, other than to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or the provision of clearance services, will be liable to *ad valorem* stamp duty, generally at the rate of 0.5 per cent. of the consideration for the transfer (rounded up to the nearest £5). An unconditional agreement for such transfer will normally be liable to SDRT, generally at the rate of 0.5 per cent. of the consideration for the transfer, but such liability will be cancelled, or any SDRT paid will be recoverable, if the agreement is completed by a duly stamped transfer within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional. Stamp duty and SDRT are normally paid by the purchaser.

Under the CREST system for paperless transfers, no stamp duty or SDRT will arise on a transfer of New Ordinary Shares into the system, unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent. of the consideration for the transfer) will arise. Paperless transfers of shares within CREST will generally be liable to SDRT rather than stamp duty, also at a rate of 0.5 per cent. of the consideration paid and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to the UK Inland Revenue by CREST.

A charge to stamp duty or SDRT may arise on the issue or transfer of New Ordinary Shares to a person whose business includes issuing depositary receipts, to its nominees or agents or to a person whose business includes providing clearance services, its nominees or its agents. The rate of stamp duty or SDRT will generally be 1.5 per cent. of either (a) in the case of an issue of New Ordinary Shares, the issue price of the New Ordinary Shares concerned, or (b) in the case of a transfer of New Ordinary Shares, the value of the consideration or, in some circumstances, the value of the New Ordinary Shares concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of £5. Where DRC Shareholders choose to receive all or part of their consideration in the form of New ADSs, it has been agreed that the SDRT arising in relation to the issue of New Ordinary Shares to the depositary will be borne by the Group.

11.3.2 New ADSs

No SDRT will be payable on an agreement to transfer New ADSs and provided that an instrument transferring New ADSs is executed and retained at all times outside the UK, it should not in practice be necessary to pay stamp duty in respect of such transfer.

12. United States Taxation

The following discussion summarises the material US federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares, including shares represented by ADSs evidenced by ADRs. This summary applies only to persons who are beneficial owners of Ordinary Shares or ADSs and are a citizen or resident of the United States, a corporation organised under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to US federal income tax on a net income basis in respect of the shares or ADSs.

This summary applies only to holders who will hold ADSs or Ordinary Shares as capital assets. This summary is based upon the current US tax law and US Internal Revenue Service practice, the United Kingdom-United States Convention (the "income tax treaty") and the United Kingdom-United States Convention relating to estate and gift taxes (the "estate tax treaty").

The following summary is of general nature and does not address all of the tax consequences that may be relevant in a particular situation. For example, this summary does not apply to US expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, holders who hold ADSs or Ordinary Shares as part of hedging, straddle, constructive sale or conversion transactions and holders whose functional currency for US tax purposes is not the US dollar.

For US federal income purposes, holders of ADSs will be treated as owners of the underlying Ordinary Shares attributable thereto and the discussion of US federal income tax consequences to holders of ADSs applies as well to holders of Ordinary Shares.

Any person who is in doubt about his own tax position should consult an appropriate tax adviser.

12.1 *Taxation of Dividends*

The gross amount of a distribution paid on a share or an ADS, including the full amount of any notional UK withholding tax thereon, will be a dividend for US federal income tax purposes to the extent paid out of current or accumulated earnings and profits. To the extent that a distribution exceeds CAT's current or accumulated earnings and profits, it will be treated as a nontaxable return of capital and thereafter as a capital gain. Dividends paid by CAT generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the US Internal Revenue Code.

The amount of any distribution paid in pounds sterling will equal the fair market value in US dollars of the pounds sterling received on the date received by you in the case of shares, or by the Depositary, in the case of ADSs, based on the spot exchange rate on such date. You will have a basis in any pounds sterling distributed, equal to the dollar value of pounds sterling on the date received by you, in the case of shares, or by the Depositary, in the case of ADSs. Any gain or loss recognised upon a subsequent disposition of pounds sterling will be US source ordinary income or loss.

Subject to complex limitations, the UK notional withholding tax will be treated for US tax purposes as a foreign tax that may be claimed as a foreign tax credit against your US federal income tax liability. Dividends distributed by CAT will generally be categorised as "passive income" or, in the case of some holders, as "financial services income", for purposes of computing allowable foreign tax credits for US tax purposes. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisers to determine whether and to what extent a credit would be available. In lieu of claiming a credit, you may claim a deduction of foreign taxes paid in the taxable year. Unlike a tax credit, a deduction generally does not reduce US tax on a dollar-for-dollar basis.

12.2 *Taxation of Capital Gains*

Upon the sale or exchange of a share or an ADS, you generally will recognise a gain or a loss for US federal income tax purposes in an amount equal to the difference between the amount realised and your adjusted tax basis in the share or the ADS. Such gain or loss will be a capital gain or loss. Such gain or loss will generally be treated as US source gain or loss. If you are an individual and have held the ADSs for more than one year on the date of sale or exchange, any such capital gain will generally be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

The surrender of ADSs in exchange for shares will not be a taxable event for US federal income tax purposes. Accordingly, you will not recognise any gain or loss upon such surrender.

12.3 *United States Anti-Deferral Provisions*

The US Internal Revenue Code contains certain "anti-deferral" provisions which, if applicable, would change the US federal income tax consequences of owning or disposing of shares or ADSs discussed above. These provisions generally seek to reduce or eliminate the effect of the deferral of US taxes on certain undistributed earnings of foreign corporations, with the result that in some cases income may be required to be recognised before an actual cash distribution is made. As of the date of these listing particulars, CAT believes that these anti-deferral provisions will not apply to holders of shares or ADSs.

12.4 *United States Information Reporting and Backup Withholding*

Dividend payments with respect to shares and ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at a rate not to exceed 30 per cent. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9.

Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

12.5 *Passive foreign investment company (PFIC)*

CAT believes that its shares and the ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, shares or ADSs of US holders will be treated as stock in a PFIC if, for any taxable year in which the shares or ADSs are held:

(a) at least 75 per cent. of CAT's gross income for the taxable year is passive income, or

(b) at least 50 per cent. of the value, determined on the basis of a quarterly average, of CAT's assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25 per cent. by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

If CAT is treated as a PFIC, and a US holder does not make a mark-to-market election (as described below), the US holder will be subject to special rules with respect to any gain realised on the sale or other disposition of CAT's Ordinary Shares or ADSs.

Under these rules:

(a) the gain will be allocated ratably over CAT's holding period for the shares or ADSs;

(b) the amount allocated to the taxable year in which the gain is realised will be taxed as ordinary income;

(c) the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

(d) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

CAT does not intend to pay dividends for the foreseeable future. If, however, CAT should make an "excess distribution" to shareholders (generally, any distributions to shareholders during a single taxable year that are greater than 125 per cent. of the average annual distributions received by shareholders in respect of the shares or ADSs during the three preceding taxable years or, if shorter, the holding period for the shares or ADSs) and CAT is treated as a PFIC, the excess distribution would be treated the same way a gain would be treated, as described in the preceding paragraph.

If a US holder owns shares or ADSs in a PFIC such as CAT that are treated as marketable stock, holders may make a mark-to-market election. If this election is made, the PFIC rules described above will not apply. Instead, in general, ordinary income will include each year the excess, if any, of the fair market value of the shares or ADSs at the end of the taxable year over the adjusted basis in the shares or ADSs. Holders will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

Holders who own ADSs during any year that CAT is a PFIC, must file Internal Revenue Service Form 8621.

13. Canadian Taxation

The following discussion is a summary of certain material consequences under the *Income Tax Act* (Canada) (the "Tax Act") generally applicable to certain holders in respect of the holding and disposition of Ordinary Shares and ADSs. This discussion is generally applicable to holders who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, are, or are deemed to be, resident in Canada, deal at arm's length with and are not affiliated with CAT, and hold their Ordinary Shares and ADSs as capital property (a "Canadian Holder"). Ordinary Shares and ADSs will generally be considered to be capital property of a Canadian Holder unless the Canadian Holder holds such securities in the course of carrying on business or the Canadian Holder has acquired the Ordinary Shares or ADSs in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose Ordinary Shares or ADSs might not otherwise be considered to be capital property may be entitled to have such shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This discussion is based on the current provisions of the Tax Act and the Regulations thereunder in force as of the date hereof, the Company's understanding, based on advice received, of the current published administrative policies of the Canada Customs and Revenue Agency and all specific proposals (the "Tax Proposals") to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This discussion is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the tax consequences to any particular holder are made. Accordingly, holders, and particularly those to whom this discussion is not applicable (such as holders who do not hold their Ordinary Shares or ADSs as capital property), should consult with their own tax advisers for advice with respect to the tax consequences to them having regard

to their own particular circumstances, including the application and effect of the income tax and other laws of any country, province, territory, state or local tax authority.

For the purposes of the Tax Act, all amounts denominated in US dollars or pounds sterling must be converted into Canadian dollars based on the US dollar or pounds sterling exchange rate, as applicable, generally prevailing at the time such amounts arise.

This discussion does not apply to certain financial institutions (as defined in the Tax Act) that are subject to the "mark-to-market" rules contained in the Tax Act. This discussion also does not apply to a holder of Ordinary Shares or ADSs with respect to whom CAT is or will be a foreign affiliate within the meaning of the Tax Act. Such holders should consult their own tax advisors.

13.1 *Dividends*

Dividends, if any, on the Ordinary Shares and ADSs will be required to be included in computing the recipient's income for the purposes of the Tax Act. The amount of the dividend will include any UK non-resident withholding tax withheld on these dividends. Such dividends received by a Canadian Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act generally applicable to taxable dividends received from taxable Canadian corporations. A Canadian Holder that is a corporation will be required to include such dividends in computing income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6⅔ per cent. on such dividends.

13.2 *Disposition*

A disposition or deemed disposition of Ordinary Shares or ADSs by a Canadian Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the Canadian Holder's proceeds of disposition in respect of the disposition of the shares exceed (or are exceeded by) the total of (i) the adjusted cost base of the Ordinary Shares or ADSs to such Canadian Holder, and (ii) any reasonable costs of disposition.

A Canadian Holder must include in income one-half of the amount of any resulting capital gain as a "taxable capital gain" for the taxation year in which such Canadian Holder's DRC Shares are taken up and paid for under the Offer and will generally be entitled to deduct one-half of the amount of any resulting capital loss as an "allowable capital loss" against taxable capital gains realised in such taxation year or in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act. A capital loss otherwise arising on the disposition of DRC Shares by a Canadian Holder that is a corporation may in certain circumstances be reduced by the amount of dividends, if any, received or deemed to have been received on such DRC Shares. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Canadian Holder that is throughout the relevant taxation year a "Canadian controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6⅔ per cent. determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realised by individuals or trusts, other than certain specified trusts, may be subject to alternative minimum tax.

The Ordinary Shares or ADSs will be foreign property under the Tax Act.

13.3 *Eligibility for Investment*

Provided the Ordinary Shares or ADSs, as applicable, are listed on a prescribed stock exchange (which currently includes the London Stock Exchange and NASDAQ), such securities will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans.

13.4 *Draft Foreign Investment Entity Legislation*

On 2 August 2001, the Minister of Finance released revised draft income tax legislation addressing the taxation of certain investments in non-resident entities, referred to as "foreign investment entities". On 17 December 2001, the Department of Finance issued a press release delaying the implementation of the draft legislation to taxation years commencing after 2002 and as a result it is possible that additional amendments will be made to the draft legislation prior to enactment. As the revised legislation is currently drafted, where the legislation applies and an interest in an entity that constitutes a "foreign investment entity" at its taxation year end is held during a taxation year, a holder generally would be required to take into account in computing income changes in the value of such an interest for taxation years commencing after 2002.

Based on the legislation as currently drafted, even if CAT were a "foreign investment entity," these rules would not apply to a Canadian Holder so long as the Canadian Holder's holding of Ordinary Shares or ADSs, as applicable, is an "exempt interest" at the end of CAT's taxation year. Ordinary Shares or ADSs will constitute an "exempt interest" so long as they are widely held and actively traded and listed on a prescribed stock exchange (which currently includes the London Stock Exchange and NASDAQ) throughout the period during which a Canadian Holder holds Ordinary Shares or ADSs, as applicable, unless it is reasonable to conclude that the Canadian Holder had a tax avoidance motive, in the terms contemplated by the draft legislation, for acquiring the Ordinary Shares or ADSs. As of the date hereof, the Ordinary Shares or ADSs are widely held and actively traded, and, apart from the effect of a Canadian Holder's particular circumstances, a tax avoidance motive would generally not be considered to underlie the acquisition of Ordinary Shares or ADSs.

14. Miscellaneous

14.1 It is estimated that the total expenses incidental to the Offer, the preparation and circulation of documents relating to the Offer (including stamp duty and stamp duty reserve tax) and Admission which are payable by the Company will amount to approximately £1,961,000 (excluding VAT).

14.2 There has been no significant change in the financial or trading position of the Group since 30 September 2001, the date to which the latest audited financial statements were prepared.

14.3 The Ordinary Shares are admitted to trading only on the London Stock Exchange and CAT's ADSs are listed on NASDAQ. No application is being made for the New Ordinary Shares to be admitted to trading on any stock exchange other than the London Stock Exchange.

14.4 None of the New Ordinary Shares have been marketed or are available in whole or in part to the public otherwise than pursuant to or in connection with the Offer.

14.5 The New Ordinary Shares will be in registered form and are capable of being held in both certificated and uncertificated form.

14.6 The registrars of the Company are Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH.

14.7 Merrill Lynch International of Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name in the form and context in which it appears.

14.8 The auditors of the Company are Arthur Andersen of Betjeman House, 104 Hills Road, Cambridge CB2 1LH, Chartered Accountants and Registered Auditors. Arthur Andersen has audited the Company's accounts for the three years ended 30 September 2001. Arthur Andersen's reports on such accounts were unqualified and did not contain a statement under subsections 237(2) or (3) of the Companies Act.

14.9 Arthur Andersen has given and has not withdrawn its written consent to the inclusion herein of their letter in Part V of this document, and of references thereto, and their name in the form and context in which they appear and have authorised the contents of their report for the purposes of paragraph 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

15. Documents available for inspection

Copies of the following documents may be inspected at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) while the Offer remains open for acceptance:

(a) the Memorandum and Articles of Association of CAT;

(b) the material contracts referred to in paragraph 7 above;

(c) the offering circular issued by CAT on 7 March 2000;

(d) the Offer Documents;

(e) the Directors' service contracts referred to in paragraph 6 above;

(f) the letters of appointment of the Non-executive Directors referred to in paragraph 6 above;

(g) the unaudited pro forma statement of net assets for the Enlarged Group and the related letter from Arthur Andersen, each set out in Part V of this document;

(h) the consent letters referred to paragraph 14 above; and

(i) the audited consolidated accounts of the Group for the two financial years ended 30 September 2001.

1 February 2002

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GLOSSARY OF TERMS

Angioplasty .... A surgical repair or reconstruction of a narrowed or completely obstructed artery. Can be performed with a balloon within the coronary arteries.

Antibody .... A protein produced by B-lymphocytes (white blood cells) of the immune system, which specifically recognises a target molecule known as an antigen.

Antigen .... A foreign or toxic molecule recognised by an antibody.

Autoimmune disease/disorder ... Arises when the immune system mistakenly recognises the body's own tissue as foreign and attacks it.

Cancer .... A group of diseases in which cells grow unrestrained in an organ or tissue in the body; can spread to tissues around it and destroy them or be transported through blood or lymph pathways to other parts of the body.

CD30 L .... (Also known as CD153, a cluster of differentiation 153) a membrane protein (related to tumour necrosis factor alpha) that signals to CD30 (another membrane protein) which in turn contributes to activation or programmed of cells deaths involved in the immune process (subsets of the various lymphocytes, macrophages, natural killer cells, endothelial cells and decidual cells).

CDR grafted .... Where the CDRs of an antibody have been replaced with the CDRs of a different antibody. Also known as humanised.

Chimaeric antibodies .... Antibodies composed of a mixture of antibody fragments from different species.

Complimentarity Determining Regions (CDRs) .... The hypervariable amino acid sequences of an antibody which interact with antigens.

Crohn's disease .... A inflammatory condition affecting the intestine.

Cytokine .... A low molecular weight protein released by one cell and acting upon another at tissue level; cytokines stimulate or inhibit the differentiation, proliferation or function of immune cells.

Disease indication .... The specific clinical condition for which a drug is intended to be used.

DNA .... Deoxyribonucleic acid, the genetic code of most higher organisms.

Double blind .... A type of clinical trial study in which neither the doctor nor the patient knows whether the patient is being administered a placebo or the test drug.

Efficacy .... A measure of a drug's effectiveness.

Fibrosis .... The proliferation of a type of human tissue known as fibrous connective tissue — the main component of scar tissue.

Functional genomics .... The discovery and definition of the function of genes.

Genes .... The biological units of heredity. They contain the blueprint for synthesising every protein found in the body.

Genome .... The total DNA content of an organism.

Genomics .... Analysis of composition and interaction of genetic information.

Glaucoma	A group of eye conditions in which the optic nerve is damaged at the point where it leaves the eye. The major cause of the damage is thought to be raised pressure inside the eye.
High throughput screening (HTS)	Automated assays that search through large numbers of substances to rapidly and cost-effectively identify a molecule's specific activity.
Humanised	Conversion of mouse or other antibodies into a humanised form is conceived by grafting the mouse CDRs into a human antibody framework.
Inflammation	The primary response reaction of living tissue to injury or infection.
Inflammatory disorders	This covers a number of disorders, including rheumatoid arthritis, multiple sclerosis, and Crohn's disease, that are characterised by or caused by inflammation.
In situ	In the natural position within a biological context.
Interference	A proceeding in the United States Patent and Trademark Office which determines ownership rights for a patent by identifying the first inventor from among one or more parties claiming ownership rights to the invention. This process is unique to the United States where patent rights are awarded to a first inventor satisfying certain requirements as compared to most other countries, in which patent rights are granted to the first to file a patent application on a given invention.
Interleukin 12 (IL12)	A biological molecule that mediates inflammation in a number of severe autoimmune and inflammatory disorders.
Interleukin 18 (IL18)	A potent pro-inflammatory cytokine involved in T-cell (T-lymphocyte) and macrophage activation.
Interleukin 18 R accessory protein (IL18 RAP)	An interleukin receptor that evokes intracellular signalling in the target cell.
Intravenous	Injection into a vein.
In vitro	In a test tube.
In vivo	In a living organism.
Lymphomas	Malignant tumours arising from lymphoid tissue in the lymph glands and spleen that can spread to other parts of the body.
Mammalian expression	Desired proteins produced by cultivating mammalian cells.
Methotrexate	A drug used alone or in combination with other drugs, with surgery or with radiation for treatment of cancers, lymphomas, leukaemias and sometimes severe psoriasis and rheumatoid arthritis.
Monoclonal antibody	An antibody derived from a single clone of cells, all molecules of which have identical target (antigen) binding sites.
Multiple sclerosis	A disorder of the central nervous system involving decreased neurological function associated with the formation of scars on the covering of nerve cells.
Neoplastic	Any new or abnormal growth, which is uncontrolled in nature. This term is often used to describe cancers.

NHL	Non-Hodgkin's lymphoma — a type of malignant tumour arising from lymphoid tissue (found mostly in the spleen and lymph glands).
Ocular	Of, or concerned with, the eye.
Peptide	Short chain of amino acids.
Proteomics	Analysis of functions and interactions of proteins of an organism.
Phage	Abbreviation for bacteriophage, this is a filamentous virus that infects bacteria.
Phage display	CAT's proprietary technology in which individual antibodies are displayed on the tip of a phage (virus).
Pharmacology	The study of how drugs affect a living organism or cell.
Pharmacokinetics	The study of the time course of a drug in the body following administration.
Phase I clinical trials	Study conducted in healthy subjects to determine the biological effects of a drug, especially safety, tolerability and pharmacokinetics.
Phase I/II clinical trials	Initial studies in patients with the disease for which the product candidate is being developed.
Phase IIa clinical trials	Studies in a limited number of patients to determine the efficacy of a drug to provide proof of principle as well as in some cases evaluate drug doses.
Phase IIb clinical trials	Studies in a limited patient number to establish drug doses for use in a Phase III clinical trial.
Phase III clinical trials	Trial with larger patient numbers to confirm a drug's efficacy and safety, prior to filing for marketing approval.
Phase IV	Large-scale clinical trials carried out after regulatory approval with the aim of expanding the experience of the efficacy and safety of a drug, often in comparison with other treatments.
Placebo	A pharmacologically inactive treatment used as a yardstick for comparing to drugs under evaluation in clinical trials.
Polysome (polyribosome)	A structure that occurs in the cytoplasm of cells and which is formed during protein synthesis.
Protein	Large molecules made of smaller biological units known as amino acids. Proteins are responsible for the functioning and much of the structure of all living beings, including humans.
Pulmonary	Belonging to, connected with or affecting the lungs.
Receptor	Typically a protein located on or inside a cell with which a different molecule may interact to produce or inhibit a biological response.
Rheumatoid arthritis (RA)	A condition associated with chronic inflammation and destruction of the joints.
Ribosome	A particle that synthesises proteins inside cells.
Ribosome display	CAT's proprietary technology in which individual antibodies are displayed on a ribosomes.
RNA	Ribonucleic acid; carrier of genetic information — takes part in translation of DNA into proteins.

RSV .... Respiratory Syncytial Virus infection is a viral disease of the lungs. It is one of the most important causes of lower respiratory tract illness in premature infants and young children.

Subcutaneous .... Beneath the surface of skin.

Systemic lupus erythematosus .. A chronic connective tissue disease affecting the skin (characteristic butterfly rash), the joints, the kidneys, brain and other organs with characteristic antibodies appearing in the circulation.

TGF beta (TGFβ) .... Transforming growth factor beta is a family of biological molecules associated with fibrosis and scarring.

$TGF\beta_1$ .... A molecule linked to fibrosis and scarring in the skin as well as most internal organs and tissues.

$TGF\beta_2$ .... A molecule associated with scarring in and around the eye.

TNF alpha (TNFα) .... Tumour necrosis factor alpha belongs to the cytokine family of biological molecules; it is responsible for increasing tissue damage in inflammatory disorders such as rheumatoid arthritis.

Target .... Target molecule for therapeutic intervention; e.g. surface of diseased cell.

Transgenic .... Organism containing an extra piece of foreign (i.e. from a different species) genetic information (i.e. gene construct) which has been artificially inserted.

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